EXHIBIT 10.88

EXECUTION COPY

SHARE PURCHASE AGREEMENT

by and among

MICRON TECHNOLOGY, INC.

MICRON SEMICONDUCTOR B.V.

NUMONYX HOLDINGS B.V.

INTEL CORPORATION

INTEL TECHNOLOGY ASIA PTE LTD

STMICROELECTRONICS N.V.

REDWOOD BLOCKER S.A.R.L.

and

PK FLASH, LLC

Dated as of February 9, 2010

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 9, 2010 by and among Micron Technology, Inc., a Delaware corporation (“Micron”), Micron Semiconductor B.V., a private company with limited liability organized under the laws of The Netherlands, with corporate seat in Amsterdam, The Netherlands and a wholly owned subsidiary of Micron (the “Buyer”), Numonyx Holdings B.V., a private company with limited liability organized under the laws of The Netherlands, with corporate seat in Amsterdam, The Netherlands (the “Company”), Intel Corporation, a Delaware corporation (“Intel”), Intel Technology Asia Pte Ltd, a company organized under the laws of Singapore (“ITA” and, together with Intel Corporation, the “Intel Sellers”), STMicroelectronics N.V., a limited liability company organized under the laws of The Netherlands, with corporate seat in Amsterdam, The Netherlands (“ST”), Redwood Blocker S.a.r.l., a limited liability company organized under the laws of The Grand-Duchy of Luxembourg (“Redwood”), and PK Flash, LLC, a Delaware limited liability company (“PK” and, together with Redwood, the “FP Sellers”) (each, a “Party” and collectively, the “Parties”). Intel, ITA, ST, Redwood and PK are each referred to herein as a “Seller” and are referred to collectively as the “Sellers”.

RECITALS

A. The Sellers own all of the issued and outstanding shares of Company Capital Stock (the “Shares”).

B. The Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, the Shares, all upon the terms and subject to the conditions set forth in this Agreement (the “Share Purchase”).

C. A portion of the shares of Micron Common Stock to be issued by Micron in connection with the Share Purchase shall be placed in escrow by Micron, the release of which shall be contingent upon certain conditions, all as set forth herein and in the Escrow Agreement.

D. In connection with the Share Purchase, each Company RSU that is outstanding as of the Closing, whether vested or unvested, will be assumed by Micron.

E. Concurrent with the execution and delivery of this Agreement, and as a material inducement to Micron and the other Sellers to enter into this Agreement, each of FP II Cayman and FP II Parallel have entered into a Guarantee (each, a “FP Parent Fund Guarantee,” and collectively, the “FP Parent Fund Guarantees”).

F. The Company has granted to ST an option to acquire the M6 Going Concern, the terms of which option are set forth in the M6 Option Agreement dated December 30, 2009, entered into by and between the Company and ST, and as a material inducement to Micron to enter into this Agreement, the Company and ST have entered into an agreement amending and restating such M6 Option Agreement (such amended and restated agreement, as in effect on the

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date hereof or as may be amended after the date hereof in accordance with Section 6.5 and the terms of such amended and restated agreement, the “M6 Option Agreement”).

G. Concurrent with the execution and delivery of this Agreement, and as a material inducement to ST to enter into this Agreement, ST and Micron have entered into the Industrial Plan Agreement (the “Industrial Plan Agreement”) and STMicroelectronics S.r.l., an Italian company and a wholly owned subsidiary of ST, and Numonyx Italy S.r.l., an Italian company and a wholly owned subsidiary of the Company, have entered into the R2 Consortium Agreement (the “R2 Consortium Agreement”), each of which shall be effective upon the Closing.

H. Concurrent with the execution and delivery of this Agreement, and as a material inducement to Micron and ST to enter into this Agreement, Micron, Numonyx B.V. and ST have entered into that certain Framework Agreement (the “Framework Agreement”) and ST, Numonyx B.V. and DBS Bank Ltd. have entered into that certain Master Agreement (the “DBS Master Agreement”), each of which shall be effective upon the execution thereof (except as expressly set forth therein).

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Certain Defined Terms

.  For all purposes of and under this Agreement, certain terms not otherwise defined herein have the meanings ascribed to those terms in Appendix A.

1.2 Rules of Construction.

(a) All references herein to Articles, Sections, Appendices, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Appendices, Exhibits and Schedules to, this Agreement unless the context shall otherwise require.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(c) The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) All references in this Agreement to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

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(e) Any dollar thresholds set forth herein shall not be used as a benchmark for determination of what is or is not “material,” a “Company Material Adverse Effect” or a “Micron Material Adverse Effect” under this Agreement.

(f) Unless otherwise specifically provided, all references in this Agreement to “dollars” or “$” shall mean United States Dollars, and all references to “euros” or “€” shall refer to the common currency of the European Union.

(g) The definitions set forth in Appendix A or otherwise referred to in this Agreement shall apply equally to both the singular and plural forms of the terms defined.

(h) Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(i) Unless the context shall otherwise require, any reference to any Contract, statute, rule or regulation is a reference to it as amended and supplemented from time to time (and, in the case of a statute, rule or regulation, to any successor provision).

(j) Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “Business”) shall be interpreted as a reference to a calendar day or number of calendar days.  In the event that any date provided for in this Agreement falls on a date that is not a Business Day, such date shall be deemed extended to the next Business Day.

(k) Any reference to “third party” or “third Person” shall be interpreted as a reference to a Person who is not a Party hereto.

(l) When a Dutch term has been inserted in italics to clarify or translate a related English term, the Dutch term shall be authoritative for the purpose of interpreting the related English term.

ARTICLE II

SHARE PURCHASE

2.1 The Share Purchase.

(a) At the Closing and subject to and upon the terms and conditions of this Agreement, the Buyer shall purchase from each Seller and each Seller shall sell and transfer to the Buyer, free and clear of all Liens (other than any Liens which may be created by Micron, the Buyer or any of their respective Affiliates) and defects of title, all of the issued and outstanding Shares held by such Seller, which Shares are as set forth opposite such Seller’s name on Schedule 2.1.

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(b) At the Closing, title to the Shares, including all rights attached to them, shall pass to the Buyer, upon the execution of the Deed of Transfer.

2.2 The Purchase Price.

(a) In consideration for the sale and transfer of the Shares by the Sellers to the Buyer pursuant to Section 2.1, upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Micron shall issue and deliver, or cause the Buyer to deliver, (i) to the Sellers the Micron Closing Date Shares and (ii) to the Escrow Agent the Micron Escrow Shares, as contemplated by Section 2.2, Section 2.3 and Section 2.5, which Micron Closing Date Shares and Micron Escrow Shares will be allocated among the Sellers as set forth in Schedule 2.2(a).  Not less than one (1) Business Day prior to the Closing Date, the Sellers shall deliver to Micron an updated copy of Exhibit A to Schedule 2.2(a), setting forth the actual allocation of Micron Closing Date Shares and Micron Escrow Shares among the Sellers, and the actual Indemnification Percentage for each Seller, in each case, calculated in accordance with Schedule 2.2(a) (such updated Exhibit A, the “Final Allocation”).  The Final Allocation shall be certified as to its accuracy as of the Closing Date by a person authorized to act on behalf of each Seller.  For purposes of this Agreement and the Escrow Agreement, upon delivery of the Micron Escrow Shares to the Escrow Agent, Micron shall be deemed to have delivered to the Escrow Agent, on behalf of each Seller, the number of Micron Escrow Shares specified in the Final Allocation with respect to such Seller.  Notwithstanding anything to the contrary set forth in this Agreement (including Schedule 2.2(a) and the Final Allocation), in no event shall Micron, the Buyer or any of their respective Affiliates be obligated to issue or deliver in the aggregate to the Sellers and the Escrow Agent pursuant to this Agreement a number of shares of Micron Common Stock greater or lesser than the Micron Shares.  In the event of a conflict between (x) a formula in Exhibit A to Schedule 2.2(a) or the Final Allocation and (y) such formula that is also stated herein, the version of such formula stated herein shall control.

(b) It is acknowledged and agreed by each of the Sellers that the formulas contained in this Agreement (including as set forth in Schedule 2.2(a)) and the calculations set forth in the Final Allocation with respect to the allocation of the Micron Shares and Indemnification Percentages among the Sellers, including the allocation of the Micron Closing Date Shares and the Micron Escrow Shares, respectively, among the Sellers, and the amounts to be paid to each Seller as described in Section 2.2, Section 2.3, Section 2.4 and Section 2.5, the ownership of the Shares as set forth in Schedule 2.1 and the RSU Exchange Ratio have been reviewed and consented to (or, in the case of the Final Allocation, will have been reviewed and consented to) by each Seller, and that neither Micron nor any of its Affiliates nor any Representative of any of the foregoing shall have any liability to any Seller or any Affiliate of a Seller, nor shall any Seller or any Affiliate of a Seller have any liability to any other Seller or any Affiliate of any other Seller, for any errors or omissions in such formulas, calculations or Schedule 2.1 or Schedule 2.2(a) or with respect to the RSU Exchange Ratio, or for any payment of any consideration to any Seller after delivery of the Micron Closing Date Shares to the Sellers and the Micron Escrow Shares to the Escrow Agent in accordance with this Agreement and the Escrow Agreement.

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2.3 Closing.

(a) Closing.  Unless this Agreement is earlier terminated pursuant to Article XI, the closing of the Share Purchase (the “Closing”) will take place on a Business Day as promptly as practicable after the execution and delivery hereof by the Parties hereto, and in any event no later than the third (3rd) Business Day following the date (the “Pre-Closing Date”) that all of the conditions set forth in Article IX have been satisfied or waived (other than those conditions that by their nature are to be satisfied during such three (3) Business Day period or at the Closing, but subject to the satisfaction or waiver of those conditions at or prior to the Closing), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304 and/or at the offices of Stibbe, N.V. Strawinskylaan 2001, 1077 ZZ Amsterdam, The Netherlands, unless another time and/or place is mutually agreed upon in writing by Micron and the Sellers.  The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b) Closing Deliveries of Micron and Buyer.  At the Closing, Micron or the Buyer, as the case may be, shall deliver:

(i) to each Seller, the number of Micron Closing Date Shares such Seller is entitled to receive from Micron at the Closing pursuant to Section 2.2 and Section 2.5, which delivery will be by book entry transfer to an account designated by such Seller in writing to Micron on or prior to the second (2nd) Business Day prior to the Closing Date;

(ii) to the Escrow Agent, for deposit into the Escrow Account, the Micron Escrow Shares, to be held and distributed by the Escrow Agent as provided in the Escrow Agreement and this Agreement;

(iii) to each counterparty, executed counterpart signature pages to each of the Ancillary Agreements to be entered into at the Closing by Micron or the Buyer or any of their respective Affiliates in accordance with the terms hereof or thereof;

(iv) to the Sellers, a copy of the resolutions of the Board of Directors of Micron and the Buyer authorizing the execution and delivery of this Agreement and each Ancillary Agreement to which Micron or the Buyer is or will be a party, the performance of Micron’s or the Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby;

(v) to the Sellers, the Company and the Civil Law Notary, an executed Notarial Power of Attorney; and

(vi) such other documents, instruments and certificates required to be delivered by Micron or the Buyer at the Closing pursuant to the terms hereof or the terms of the Ancillary Agreements or otherwise reasonably requested by the Sellers in order to consummate the transactions contemplated hereby.

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(c) Closing Deliverables of the Sellers.  At the Closing, each Seller shall deliver:

(i) to each counterparty, executed counterpart signature pages to each of the Ancillary Agreements to be entered into at the Closing by such Seller or any of such Sellers’ Affiliates in accordance with the terms hereof or thereof;

(ii) to the Company, such Seller’s Existing Note or Existing Notes, as contemplated by and in accordance with Section 7.14;

(iii) to the Buyer and the Civil Law Notary, an executed Notarial Power of Attorney as well as (as to STMicroelectronics N.V. and Intel Corporation) an executed power of attorney for the execution of the Deed of Release;

(iv) to Micron, if applicable, the Director Removal Documents; and

(v) such other documents, instruments and certificates required to be delivered by such Seller at the Closing pursuant to the terms hereof or the terms of the Ancillary Agreements, or otherwise reasonably requested by Micron, the Buyer or the other Sellers in order to consummate the transactions contemplated hereby.

(d) Closing Deliverables of the Company.  At the Closing, the Company shall, and the Sellers shall cause the Company to, deliver:

(i) to each counterparty, executed counterpart signature pages to each of the Ancillary Agreements to be entered into at the Closing by the Company or any of its Affiliates in accordance with the terms hereof or thereof;

(ii) [Intentionally omitted];

(iii) to Micron, a copy of the Managing Board Resolutions, the Supervisory Board Resolutions and the Subsidiary Resolutions;

(iv) to Micron and the Civil Law Notary, a copy of the Shareholder Resolutions;

(v) to Micron, if applicable, the Director Termination Documents;

(vi) to Micron, the Net Available Cash Certificate;

(vii) to Micron and the Civil Law Notary, an executed Notarial Power of Attorney as well as an executed power of attorney for the execution of the Deed of Release; and

(viii) such other documents, instruments and certificates required to be delivered by the Company at the Closing pursuant to the terms hereof or the terms of the

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Ancillary Agreements, or otherwise reasonably requested by Micron, the Buyer or the Sellers in order to consummate the transactions contemplated hereby.

(e) Closing Deliverables of Numonyx B.V.  At the Closing, (i) subject to Micron’s compliance with its funding obligations under Section 7.13(c), Numonyx B.V. shall provide Micron with a copy of the Pay-off Letter and (ii) Numonyx B.V. shall provide to Micron and the Civil Law Notary an executed power of attorney for the execution of the Deed of Release.

(f) Amendments to the Company’s Articles of Association. Prior to the Closing, the Sellers and the Company shall (i) obtain the consent of the Dutch Ministry of Justice to the Pre-Closing Deed of Amendment and (ii) cause the Civil Law Notary to execute the Pre-Closing Deed of Amendment.

(g) Closing Transfer of Shares.  At the Closing and upon completion of the steps set out in the above subsections of this Section 2.3 (other than Section 2.3(b)(i) and Section 2.3(b)(ii), which shall occur simultaneously with the steps set out in this Section 2.3(g)):

(i) the Sellers, the Company and Numonyx B.V. shall cause the Civil Law Notary to execute the Deed of Release;

(ii) the Buyer and the Sellers shall cause the Civil Law Notary to execute the Deed of Transfer;

(iii) the Company shall acknowledge the transfer of the Shares; and

(iv) following the transfer of the Shares, the Civil Law Notary shall register the transfer of the Shares in the Company’s shareholders register and deliver a copy of the register to the Buyer.  Following the release of the pledge on the Shares in the share capital of Numonyx B.V., the Civil Law Notary shall register the release of the pledge on such Shares in the shareholders register of Numonyx B.V. and deliver a copy of the register to the Buyer.  The originals of the registers shall be returned to the Company and Numonyx B.V., as the case may be.

2.4 Escrow Release Date.  At the Escrow Release Date, the Escrow Agent shall deliver to each Seller the number of Micron Escrow Shares, and the cash and other assets (if any) held in the Indemnity Escrow Fund for the account of such Seller, such Seller is entitled to receive at the Escrow Release Date pursuant and subject to the terms of this Agreement and the Escrow Agreement, which delivery of Micron Escrow Shares will be by book entry transfer to an account designated by such Seller in writing to the Escrow Agent at least three (3) Business Days prior to the Escrow Release Date.

2.5 Assignment of Rights to Receive Micron Shares.

  Notwithstanding any other provision of this Agreement, on or prior to the Closing Date, the FP Sellers shall assign to each of the Intel Sellers and ST, and, if the call option under the M6 Option Agreement has been

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exercised and the sale of the M6 Going Concern has been consummated prior to the Closing, on the M6 Closing Date ST shall assign (contingent upon the Closing occurring) to each of the Intel Sellers, the rights of such assignors, respectively, hereunder to receive from Micron or the Buyer, as the case may be, the number of Micron Shares determined pursuant to the terms of Schedule 2.2(a) and the Final Allocation, in each case, in exchange for the consideration, if any, specified in Schedule 2.2(a) and, if applicable, the M6 Option Agreement.  Each of Micron and the Buyer acknowledges and agrees that the agreements of the assignors and assignees with respect to the terms of such assignments and other related matters may be set forth in one or more definitive agreements or other instruments between such assignors and assignees, and that the terms of those definitive agreements or other instruments shall govern such assignments and the consideration payable by the assignees in exchange therefor; provided, that no such term may adversely affect the rights, or give rise to any liability or other obligation (other than the obligation to deliver the Micron Shares pursuant to the terms hereof), of Micron or the Buyer under this Agreement or any of the Ancillary Agreements.  Furthermore, each of Micron and the Buyer acknowledge and agree that to the extent any rights hereunder to receive any Micron Shares are assigned as contemplated by this Section 2.5, Schedule 2.2(a) and the Final Allocation, such Micron Shares shall, notwithstanding any other provision of this Agreement, be delivered on the Closing Date, pursuant to the terms of this Agreement, to the assignee of the rights in respect thereof, instead of to the Party that made such assignment.  The Sellers shall notify Micron and the Buyer of any such assignment by providing the Final Allocation to Micron in accordance with Section 2.2.

2.6 No Further Ownership Rights in Company Capital Stock.  The Micron Shares issued in respect of the transfer of the Shares in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to the Shares, and there shall be no further registration of transfers on the records of the Company of Shares which were outstanding immediately prior to the Closing.

2.7 Withholding Rights.  Micron and the Buyer shall be entitled to deduct and withhold from any amounts payable to the Sellers pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the provisions of any Applicable Law; provided, however, that promptly following a determination by Micron that any such withholding is required, Micron shall notify the Sellers in writing of such determination and cooperate with the Sellers at the requesting Seller’s expense to minimize the amount of such withholding.  Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  To Micron’s knowledge, as of the date hereof, no withholding in respect of Taxes of any amounts payable to the Sellers pursuant to this Agreement is required under Applicable Law.

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2.8 [Intentionally omitted.]

2.9 Certain Adjustments.

(a) If Micron shall, at any time and from time to time on or before the Closing Date, issue dividends or make distributions on Micron Common Stock payable in shares of Micron Common Stock, or subdivide or reclassify outstanding shares of Micron Common Stock into a greater number of shares of Micron Common Stock, then the Total Share Consideration, the number of True-Up Shares and the number of Micron Escrow Shares shall be proportionately increased, and conversely, if Micron shall, at any time or from time to time on or before the Closing Date, combine or reclassify outstanding shares of Micron Common Stock into a smaller number of shares of Micron Common Stock, then the Total Share Consideration, the number of True-Up Shares and the number of Micron Escrow Shares shall be proportionately decreased.  In each such case, the Total Share Consideration, the number of True-Up Shares and the number of Micron Escrow Shares shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the number of shares of Micron Common Stock outstanding immediately after giving effect to such dividend, distribution, subdivision, combination or reclassification and the denominator of which shall be the number of shares of Micron Common Stock outstanding immediately prior to such dividend, distribution, subdivision, combination or reclassification.  Such increase or reduction (solely in the case of any combination or reclassification of outstanding shares of Micron Common Stock into a smaller number of shares of Micron Common Stock), as the case may be, shall become effective immediately after the opening of business on the day upon which such dividend, distribution, subdivision, combination or reclassification becomes effective, as the case may be.

(b) If Micron shall, at any time or from time to time on or before the Closing Date, distribute to all holders of Micron Common Stock any of its Equity Interests, assets (including cash or shares of any Subsidiary of Micron or business unit of Micron), or debt securities or rights to purchase securities of Micron (excluding (x) any dividends or distributions described in Section 2.9(a), and (y) any rights offering described in Section 7.26) (such Equity Interests, assets, debt securities or rights to purchase securities of Micron hereinafter in this Section 2.9 called the “Distributed Assets”), then Micron shall make adequate provision so that each Seller shall receive on the Closing Date the amount of Distributed Assets such Seller would have received had such Seller owned shares of Micron Common Stock on the record date for such distribution.

(c) If Micron shall, at any time and from time to time on or before the Closing Date, set a record date earlier than the Closing for (i) any dividends or distributions on Micron Common Stock payable in shares of Micron Common Stock, or (ii) any subdivision or reclassification of outstanding shares of Micron Common Stock into a greater number of shares of Micron Common Stock, or (iii) any combination or reclassification of outstanding shares of Micron Common Stock into a smaller number of shares of Micron Common Stock, or (iv) any distribution on Micron Common Stock payable in Distributed Assets, in each case, which dividend, distribution, subdivision, combination or reclassification would occur after the Closing

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Date, then Micron shall make adequate provision so that each Seller shall receive on the date of such dividend, distribution, subdivision, combination or reclassification the shares of Micron Common Stock or amount of Distributed Assets, as applicable, such Seller would have received had such Seller owned shares of Micron Common Stock on the record date for such dividend, distribution, subdivision, combination or reclassification.

(d) If Micron shall, at any time or from time to time on or before the Closing Date, distribute cash in respect of a tender offer for Micron Common Stock, where such cash per share of Micron Common Stock validly tendered or exchanged exceeds the closing price per share of Micron Common Stock on the trading day immediately following the last date (such last date, the “Expiration Date”) on which tenders may be made pursuant to the tender offer, then the Total Share Consideration, the number of True-Up Shares and the number of Micron Escrow Shares shall be increased so that the same shall equal the number determined by multiplying the Total Share Consideration, the number of True-Up Shares and the number of Micron Escrow Shares as of the opening of business on the Business Day immediately following the trading day immediately following the Expiration Date by a fraction:

(i) the numerator of which will be the sum of (A) the fair market value, as determined in good faith by the Board of Directors of Micron, of the aggregate consideration payable for all shares of Micron Common Stock that Micron purchases in such tender offer and (B) the product of the number of shares of Micron Common Stock outstanding, less the number of shares of Micron Common Stock purchased in the relevant tender offer (the “Purchased Shares”), and the closing price of Micron Common Stock on the trading day immediately following the Expiration Date; and

(ii) the denominator of which will be the product of the number of shares of Micron Common Stock outstanding, including the Purchased Shares, and the closing price of Micron Common Stock on the trading day immediately following the Expiration Date.

An adjustment, if any, pursuant to this Section 2.9(d) shall become effective immediately prior to the opening of business on the second trading day immediately following the Expiration Date (it being acknowledged and agreed that, notwithstanding anything to the contrary set forth in this Agreement, in no event shall the Closing occur during the period beginning on the Expiration Date and ending on such second trading day).

(e) If any of the following events (a “Disposition Event”) occurs on or before the Closing Date, or a record date for a Disposition Event would occur on or prior to the Closing Date and the Disposition Event occurs after the Closing Date, except to the extent an adjustment for such Disposition Event is provided for in Section 2.9(a) or Section 2.9(b): (i) any reclassification of Micron Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination); (ii) consolidation, merger, or other combination involving Micron; or (iii) sale or conveyance to another Person of all or substantially all of the assets of Micron, in each case, in which holders of outstanding Micron Common Stock would be entitled to receive cash, securities or other property for their shares of Micron Common Stock, then Micron shall make adequate provision

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so that each Seller shall be entitled to receive at the Closing or, if later, the date of the Disposition Event, in lieu of the Micron Shares otherwise deliverable, or if the Disposition Event occurs after the Closing, in exchange for the Micron Shares delivered at the Closing, pursuant to this Agreement, the same type (in the same proportions) of consideration received by holders of Micron Common Stock in the relevant event at the times specified in the Agreement (collectively, “Reference Property”).  If the Disposition Event provides the holders of Micron Common Stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the Reference Property shall be comprised of the weighted average of the types and amounts of consideration received by the holders of Micron Common Stock upon the occurrence of such event.

(f) Upon the occurrence of any event that would require an adjustment pursuant to this Section 2.9, the Parties shall make such other amendments or modifications to this Agreement, including the number of Micron Shares set forth in Schedule 2.2(a) and the Final Allocation, the calculation of the Micron Stock Price and the closing condition set forth in Section 9.3(f), to take into account in an equitable manner the occurrence of such event.  In addition, if any such event occurs during the Measurement Period, then, in addition to the adjustments set forth in this Section 2.9 above, the Parties shall agree to make such amendment or modification to the number of True-Up Shares as is necessary and appropriate to take into account in an equitable manner the effect of the occurrence of such event during such period.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Micron and the Buyer, subject to such exceptions as are specifically disclosed in the letter delivered by the Company to Micron and dated as of the date hereof or in the confidential supplemental letter dated as of the date hereof made available to Micron in the Privacy Clean Room (collectively, the “Disclosure Letter”) (which Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III, with the disclosure in any section or subsection of the Disclosure Letter qualifying only the corresponding section or subsection in this Article III and such other sections or subsections in this Article III where the relevance of such disclosure to such section or subsection is reasonably apparent on its face), as follows:

3.1 Organization and Good Standing.

(a) The Company has been duly organized and is validly existing as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and in good standing (to the extent such concept is applicable) under the laws of The Netherlands and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is currently conducted.  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character or location of its assets or

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properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary to the Company’s business as currently conducted, except where the failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.  The Company has delivered a true and correct copy of its Governing Documents to Micron.  Except as expressly contemplated hereby, neither the Board of Directors of the Company nor the Sellers have approved any amendment to any of the Company’s Governing Documents.

(b) The Company has made available to Micron a list of the Directors and Officers of the Company as of the date hereof in the Privacy Clean Room.

(c) Section 3.1(c) of the Disclosure Letter lists every state or foreign jurisdiction in which the Company or any of its Subsidiaries (x) have, or have had since the Formation Closing Date (in the case of the Company) or inception (in the case of the Subsidiaries), facilities or (y) employ, or have employed since inception, any Employees (other than non-employee Directors) who are natural Persons with primary places of employment or service located in such state or jurisdiction.

3.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 250,000,000 Company Ordinary Shares, of which 210,700,758 shares are issued and outstanding and (ii) 14,346,590 Company Preferred Shares, consisting of 14,204,545 Series A Preferred Shares, all of which are issued and outstanding, and 142,045 Series A-1 Preferred Shares, none of which are issued or outstanding.  The Company has no other capital stock authorized, issued or outstanding. The Company has sufficient authorized share capital with respect to the Company Ordinary Shares and Series A-1 Preferred Shares issuable upon the conversion of the Series A Preferred Shares in accordance with the terms and conditions of the Company’s articles of association and the Securityholders’ Agreement and sufficient authorized share capital with respect to its Ordinary Shares for issuance under the Company Equity Plan.  All of the outstanding shares of Company Capital Stock are held by the Sellers, with the number of shares of each class and series held by each Seller set forth opposite its name on Schedule 2.1.  All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, except as set forth in the Company’s Governing Documents or the Securityholders’ Agreement, are not subject to preemptive rights created by statute or by any Contract to which the Company or any of its Subsidiaries is a party, or by which the Company, any of its Subsidiaries, or any of their respective assets or properties is bound.  There are no outstanding shares of Company Capital Stock that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right.  There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock.  None of the shares of Company Capital Stock are represented by physical certificates.

(b) All outstanding shares of Company Capital Stock and Company RSUs have been issued in compliance with all Applicable Law, and in accordance with any preemptive right, right of first refusal or similar right or limitation, including those in the Governing

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Documents and the Securityholders’ Agreement.  The Company has not repurchased any shares of Company Capital Stock or Company RSUs following issuance thereof.

(c) Except for the Company Equity Plan and employment and similar agreements providing for the award of equity-based compensation under the Company Equity Plan (true and complete copies of which have been made available to Micron), neither the Company nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity-based compensation (whether payable in securities, cash or other property) to any Person.  As of the date hereof, the Company has reserved 24,989,478 Company Ordinary Shares for issuance to employees and Directors of, and consultants to, the Company upon the issuance of stock, the exercise of options or the vesting of Company RSUs granted under the Company Equity Plan.  Section 3.2(c)(i) of the Disclosure Letter sets forth, as of the date hereof, for each outstanding Company RSU, a randomly generated Employee identification number for the name of the holder of each such Company RSU (provided, however, that the Company shall provide in the Privacy Clean Room a list matching each Key Company Employee to his or her respective randomly generated Employee identification number), and country of residence (and if located in the United States, the state of residence) as reflected in the Books and Records of the Company of the holder of such Company RSU, the date of grant of such Company RSU, the number of Company Ordinary Shares underlying such Company RSU, the vesting schedule for such Company RSU (including performance targets for Performance-Based RSUs), the extent vested to date and whether (and to what extent) the vesting of such Company RSU is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events on terms and conditions other than those set forth in the Company Equity Plan or in the Company’s standard forms of agreement or award document under which Company RSUs have been granted.  Section 3.2(c)(ii) of the Disclosure Letter lists each Contract which provides for acceleration of any such outstanding Company RSU on terms other than those set forth in the Company Equity Plan or the Company’s standard forms of agreement or award document under which Company RSUs have been granted, other than any such Contract where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy.  True and complete copies of (x) all standard forms of agreements and instruments relating to or issued under the Company Equity Plan and any individual agreement or instrument that deviates from such standard forms and (y) all Contracts listed in Section 3.2(c)(ii) of the Disclosure Letter have been made available to Micron, other than any such individual agreement or instrument or Contract where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy,  and all of the Company RSUs have been granted under the Company Equity Plan and are subject to such forms of agreements or instruments, or, where applicable, such Contract listed in Section 3.2(c)(ii) of the Disclosure Letter.  No such agreements and instruments have been amended, modified or supplemented and there are no agreements or commitments to amend, modify or supplement such agreements or instruments from the forms thereof made available to Micron. The terms of the Company Equity Plan and the applicable agreements for each Company RSU permit the assumption of the Company RSUs as contemplated by Section 7.21(a), in each case without the consent or approval of the holders of such securities, the Sellers or otherwise and without any acceleration of the vesting of such Company RSUs.

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(d) Except for (i) the conversion rights of the Series A Preferred Shares, (ii) the rights to purchase new securities set forth in the Securityholders’ Agreement, the provisions of the Governing Documents of the Company and mandatory provisions of the Applicable Law of The Netherlands, and (iii) the Company RSUs, there are no options, warrants, calls, rights or Contracts of any character, written or oral, to which the Company is a party or by which it or any of its assets or properties is bound, obligating the Company to issue, deliver, sell, or cause to be issued, delivered or sold, any securities of the Company (whether or not such obligation is absolute or conditional), and the Company has not entered into any Contract of any character, written or oral, obligating the Company to enter into any such option, warrant, call, right, or Contract (whether or not such obligation is absolute or conditional).  Except as contemplated by the Company Equity Plan and the agreements and instruments referred to in Section 3.2(c) relating to or issued under the Company Equity Plan, there are no puts, rights or other Contracts of any character, written or oral, to which the Company is a party or by which it or any of its assets or properties is bound, obligating the Company to repurchase or redeem, or cause to be repurchased or redeemed, any of its outstanding securities or any interest therein, and the Company has not entered into any Contract of any character, written or oral, obligating the Company to enter into any such put, right or Contract.  Except for the Company RSUs, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

(e) Except for the Securityholders’ Agreement, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company and there are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.

(f) No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the date hereof (collectively, “Voting Debt”).

3.3 Subsidiaries.

(a) Section 3.3(a) of the Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization.

(b) Section 3.3(b) of the Disclosure Letter lists each Entity in which the Company owns, directly or indirectly, any shares of capital stock, voting securities or any other equity interest in, or otherwise controls, directly or indirectly, other than any Entity required to be listed in Section 3.3(a) of the Disclosure Letter.

(c) The Company has never dissolved a Subsidiary of the Company.

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(d) Each Subsidiary of the Company is a corporation or other legal entity duly organized, validly existing and in good standing (to the extent such concept is applicable) under the laws of the jurisdiction of its incorporation or organization.  Each Subsidiary of the Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction (to the extent such concept is applicable) in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications or licenses necessary, except where the failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.  Each Subsidiary of the Company has the requisite power and authority to own its properties and to carry on its business as is currently conducted.  A true and correct copy of the Governing Documents of each Subsidiary of the Company has been made available to Micron.

(e) The Company has made available to Micron a list of the Directors and Officers of each Subsidiary of the Company as of the date hereof in the Privacy Clean Room.

(f) The Company is, directly or indirectly through one or more of its Subsidiaries, the beneficial owner and owner of record of all of the outstanding shares of capital stock (and other Equity Interests) of each Subsidiary of the Company.  All outstanding shares of stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by Applicable Law, the Governing Documents of such Subsidiary, or any Contract to which such Subsidiary is a party or by which it or any of its assets or properties is bound, and have been issued in compliance with Applicable Law.  There are no options, warrants, calls, rights or Contracts of any character, written or oral, to which any Subsidiary of the Company is a party or by which it or any of its assets or properties is bound, obligating such Subsidiary to issue, deliver, sell, or cause to be issued, delivered or sold any securities of such Subsidiary and the Subsidiary has not entered into any Contract of any character, written or oral, obligating the Subsidiary to enter into any such option, warrant, call, right or Contract.  There are no puts, rights or Contracts of any character, written or oral, to which the Subsidiary is a party or by which it or any of its assets or properties is bound obligating the Subsidiary to repurchase or redeem, or cause to be repurchased or redeemed, any of its outstanding securities or any interest therein, and the Subsidiary has not entered into any Contracts of any character, written or oral, obligating the Subsidiary to enter into any such put, right or Contract.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries of the Company.  There are no Liens on any outstanding securities of any of the Company’s Subsidiaries, other than the Company Stock Pledges.

(g) Neither the Company nor any of its Subsidiaries has agreed with any Person (other than agreements between or among the Company and its Subsidiaries) to make any future investment in the equity or debt of any Person (including any guaranty of any such Person’s debt or any keepwell agreement with respect to such Person) or capital contribution to any Person, excluding (i) advances to employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice and (ii) any vendor financing provided solely in connection with the sale or license of Company Products in the ordinary course of

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business consistent with past practice that provides for payment terms not greater than ninety (90) days.

3.4 Authority and Enforceability.  The Company and each of its Subsidiaries that will enter into any of the Ancillary Agreements each have all requisite corporate or other organizational power and authority to enter into, execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is or will be a party, the performance of the Company’s and each such Subsidiary’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other organizational action on the part of the Company and each such Subsidiary, as the case may be, and no further corporate or other organizational action is required on the part of the Company or any such Subsidiary to authorize this Agreement or any Ancillary Agreements to which the Company or any such Subsidiary is or will be a party, the performance of the Company’s or such Subsidiary’s obligations hereunder and thereunder or the consummation of transactions contemplated hereby and thereby; provided that the execution, delivery and performance of any Ancillary Agreement to be executed and delivered by a Subsidiary of the Company after the date hereof but at or prior to the Closing, may be so authorized by such corporate or other organizational action on the part of such Subsidiary on a date that is later than the date hereof so long as such authorization occurs prior to the time that the relevant Ancillary Agreement is executed and delivered.  This Agreement and each of the Ancillary Agreements to which the Company or any such Subsidiary is or will be a party have been, or upon execution and delivery will be, duly executed and delivered by the Company or such Subsidiary, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Company or such Subsidiary, as the case may be, enforceable against the Company or such Subsidiary in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.5 No Conflict.  The execution and delivery of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is or will be a party, the performance by the Company and each such Subsidiary of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with, or result in any violation or breach of, any provision of the Governing Documents of the Company or any of its Subsidiaries, (b) conflict with, violate or breach in any material respect, result in the loss of any material benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, give rise to a right of modification under, require the payment of a penalty under or any increased fees or amounts under, accelerate or result in the right of acceleration of the

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performance required by, require any consent, approval or authorization to be obtained by the Company or any of its Subsidiaries from any Person under, or require any notification to be given by the Company or any of its Subsidiaries to any Person under, any of the terms, conditions or provisions of any Specified Contract or any Company Permit, (c) result in the creation of any Lien upon any of the material properties or assets of the Company or any of its Subsidiaries, or (d) conflict with or violate, in any material respect, any Applicable Law.

3.6 Consents.  No consent, approval, authorization or notification of, or registration, declaration or filing with, any Governmental Entity (including with respect to any Company Permit) is required to be made or obtained by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is or will be a party, the performance by the Company and each such Subsidiary of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, except for (a) such consents, approvals, authorizations, notifications, registrations, declarations and filings as may be required under applicable securities laws, (b) the consent of the Dutch Ministry of Justice to the Pre-Closing Deed of Amendment, (c) such filings with the Dutch trade register as required under Dutch law, (d) the filing of notification under, and expiration or early termination of the waiting period (including any extension thereof) under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), as well as any required consents, approvals, authorizations, notifications, registrations, declarations, filings and expiration or early termination of the waiting periods (including any extensions thereof) under the Antitrust Laws in other jurisdictions, if applicable and (e) such consents, approvals, authorizations, notifications, registrations, declarations and filings that are set forth on Section 3.6(e) of the Disclosure Letter.

3.7 Financial Statements.

(a) The Company has made available to Micron true, accurate and complete copies of (i) the Company’s audited consolidated balance sheet as of December 31, 2008 and the related audited consolidated statements of operations, cash flows and shareholders’ equity for the fiscal year ended December 31, 2008 (including the related notes and independent auditors reports thereon) (the “2008 Annual Financial Statements”), and (ii) the Company’s unaudited consolidated balance sheet as of September 30, 2009, and the related unaudited consolidated statements of operations and cash flows for the nine (9) months ended September 30, 2009 (the “Interim Financial Statements” and, together with the 2008 Annual Financial Statements, the “Financial Statements”).  For the purposes hereof, the unaudited consolidated balance sheet of the Company as of September 30, 2009 is referred to as the “Current Balance Sheet” and September 30, 2009 is referred to as the “Balance Sheet Date.”  The Financial Statements (x) have been prepared from the books and records of the Company and its Subsidiaries, (y) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (z) fairly present, in all material respects, the financial position and results of operations, cash flows and shareholders’ equity (subject, in the case of the Interim Financial Statements, to normal year-end adjustments, none of which the Company expects, as of the date hereof, to be material, the absence of notes and the absence of a

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statement of shareholders’ equity) of the Company and its Subsidiaries on a consolidated basis as of the times and for the periods referred to therein.

(b) The Company has established and maintains a system of internal accounting controls that, for all periods prior to the Closing Date, has provided reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) The Company has no knowledge of any fraud, whether or not material, that involves management or other Company Employees who have a significant role in the internal control over financial reporting of the Company.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any banking, financial or other outside advisors or independent accountants of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable or fraudulent accounting or auditing practices.

3.8 No Undisclosed Liabilities.  The Company and its Subsidiaries do not have any Liabilities of the type required to be disclosed in, reflected in or reserved against in the consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP other than (a) Liabilities that are accrued or reserved against in the Current Balance Sheet, (b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (c) Liabilities that are not material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, and (d) Company Transaction Expenses.

3.9 No Changes.  Other than with respect to the actions expressly required to be taken, or expressly required to be not taken, by the Company and/or its Subsidiaries pursuant to this Agreement or any of the Ancillary Agreements, or actions expressly permitted in writing by Micron to be taken or not taken, (i) since the Balance Sheet Date through (and including) the date hereof, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) since the Balance Sheet Date, (A) neither the Company nor any of its Subsidiaries has taken any action or refrained from taking any action that, if taken or refrained from being taken as of or after the date hereof, would require the consent of Micron under Section 6.1(a) or Section 6.1(b) (unless, for any such action taken or refrained from being taken following the date hereof, such action or such refrainment has been expressly consented to by Micron in accordance with Section 6.1 and Section 6.2), (B) there has not occurred any material damage, destruction or loss (whether or not covered by insurance) to any of the material assets (tangible or intangible) or properties of or

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used by the Company or any of its Subsidiaries and (C) there has not been any Company Material Adverse Effect.

3.10 Accounts Receivable.  All of the accounts receivable, whether billed or unbilled, of the Company and each of its Subsidiaries arose in the ordinary course of business, are carried at values (after giving effect to any applicable reserves) determined in accordance with GAAP consistently applied, are not, to the knowledge of the Company, subject to any valid set-off or counterclaim, and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement (other than any arrangement in the ordinary course of business consistent with past practice for the repurchase or return of any product that may be defective or otherwise not in conformity with the purchase order or other Contract with the customer).  Except for Permitted Liens, no Person has any Lien on any accounts receivable of the Company or any of its Subsidiaries.

3.11 Taxes.

(a) Since the Formation Closing Date, the Company and each of its Subsidiaries has properly prepared and timely filed (or had properly prepared and timely filed on its behalf) all Tax Returns required by Applicable Law to be filed by or with respect to the Company or any of its Subsidiaries, and has timely paid in full (or had timely paid in full on its behalf) all Taxes due and payable (whether or not shown on any Tax Return).  All such Tax Returns are true, correct and complete in all material respects. Since the Formation Closing Date, the Company and each of its Subsidiaries has timely deducted or withheld and paid over in full to the appropriate Governmental Entity (or had timely deducted or withheld and paid over in full on its behalf) all Taxes required to be deducted or withheld and paid over (whether or not shown on any Tax Return).  None of the Company or any of its Subsidiaries is a party to or bound by nor will become bound by any closing agreement, offer in compromise, gain recognition agreement or any other agreement with any Governmental Entity, or any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement with any Person that has been or will be effective during any Tax period or portion thereof beginning on or after the Formation Closing Date (other than any such agreement entered into in the ordinary course of business consistent with past practice with vendors, lessors, employees or customers the primary purpose of which is not Tax related and other than Governmental Incentives).  None of the Company or any of its Subsidiaries has liabilities for unpaid Taxes incurred since the Formation Closing Date, other than (x) Taxes accrued as a liability on the Current Balance Sheet, and (y) Taxes incurred in the ordinary course of business since the Balance Sheet Date, in amounts consistent with prior periods (if applicable), as adjusted for ordinary course fluctuations in assets and operations and changes to generally applicable Tax rates (but excluding changes in Tax rates that are specific to the Company or any of its Subsidiaries, including changes in Tax rates resulting from any alteration or revocation of a Tax Agreement or any benefit thereunder).  For purposes of the foregoing clause (y), interest, penalties and additions to Tax shall not be considered incurred in the ordinary course of business.

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(b) Since the Formation Closing Date, there are and have been no (A) actual or, to the knowledge of the Company, proposed or threatened, assessments, audits, examinations or disputes as to Taxes or Tax Returns relating to or affecting the Company or any of its Subsidiaries, (B) accounting method adjustments with respect to or affecting the Company or any of its Subsidiaries, or (C) waivers or extensions of the statute of limitations with respect to Taxes of or with respect to the Company or any of its Subsidiaries that remain in effect, other than any such extension resulting solely from an extension of time to file a Tax Return of the Company or any of its Subsidiaries. Since the Formation Closing Date, no issues have been raised in any audits, examinations or disputes pertaining to or including the Company or any of its Subsidiaries that can reasonably be expected to be raised in similar examinations following the Closing. None of the Company or any of its Subsidiaries is liable for Taxes incurred since the Formation Closing Date of any other Person as a transferee or successor, by Contract, by operation of law or otherwise, other than pursuant to any agreement entered into in the ordinary course of business consistent with past practice with vendors, lessors, employees or customers the primary purpose of which is not Tax related.

(c) Section 3.11(c) of the Disclosure Letter sets forth, on an entity-by-entity basis, all jurisdictions in which the Company or any of its Subsidiaries is subject to Tax and the type(s) of Tax.  Since the Formation Closing Date, no Governmental Entity has claimed that the Company or any of its Subsidiaries is subject to Tax in a jurisdiction in which the required Tax Returns have not been filed.

(d) Since the Formation Closing Date, the Company and each of its Subsidiaries has at all times complied in all material respects with all information reporting and record keeping requirements under Applicable Law relating to Tax, including to the extent applicable retention and maintenance of required records with respect thereto. The Company and its Subsidiaries have in their possession, to the extent available from the relevant Governmental Entities, official receipts for any Taxes paid since the Formation Closing Date by or on behalf of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement which could be treated as a partnership for any applicable income Tax purposes, that has been or will be effective during any Tax period or portion thereof beginning on or after the Formation Closing Date, except to the extent such status would not exist but for the election to treat the Company as a partnership for U.S. federal tax purposes.

(f) There is no taxable income or other measure of Tax of or with respect to the Company or any of its Subsidiaries that will be reportable in any Post-Closing Tax Period that is attributable to a transaction or event that occurred in a Pre-Closing Tax Period.  By way of example, and not limitation, the Parties intend that the representation in this Section 3.11(f) govern items such as income arising in the Post-Closing Tax Period from (i) changes in accounting methods initiated prior to the Closing, (ii) closing agreements with taxing authorities entered into prior to Closing, (iii) installment sales made prior to the Closing and (iv) prepaid

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amounts received prior to the Closing, and that the representation not be read to include taxable income or other measures of Tax such as property owned following the Closing that was acquired prior to the Closing, income or value added taxes that accrue with respect to sales consummated following the Closing, recapture of deductions or credits claimed in periods or portions thereof prior to the Closing resulting from transactions that occur following the Closing, or employment-related Taxes attributable to services rendered prior to the Closing.

(g) Since the Formation Closing Date, no position has been taken on any Tax Return by or with respect to the Company or any of its Subsidiaries that is contrary to any official written position of a Governmental Entity, or that is substantially similar to any position that a Governmental Entity has successfully challenged in the course of an examination of a Tax Return of or with respect to the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has engaged, since the Formation Closing Date, in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(2), including any transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a Tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(h) Section 3.11(h) of the Disclosure Letter sets forth in reasonable detail, as to each of the Sellers, the Company and its Subsidiaries, each applicable agreement, ruling, order, holiday, exemption, reduction or other arrangement or regime with respect to Taxes entered into with or received from any Governmental Entity that has been or will be effective during any Tax period or portion thereof beginning on or after the Formation Closing Date and is relevant to the Company or any of its Subsidiaries or any of their respective assets, including the terms of any agreement governing the pricing of products or services (each, a “Tax Agreement”). Each of the Company and its Subsidiaries and, to the knowledge of the Company, each of the Sellers and each of their respective Subsidiaries (if applicable), is in compliance with each Tax Agreement in all material respects, and no Governmental Entity has claimed or, to the knowledge of the Company, has threatened to claim that any material breach of a Tax Agreement has occurred at any time since the Formation Closing Date.  To the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Agreement.  None of the Sellers, their respective Affiliates or the Company or any of its Subsidiaries currently has outstanding any requests for Tax rulings that would reasonably be expected to affect the liability for Taxes of the Company and its Subsidiaries after the Closing Date.

(i) The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws relating to transfer pricing, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries.

(j) There are no Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes other than Liens for Taxes not yet delinquent.

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(k) The status of the Company and each of its Subsidiaries as a corporation, partnership or disregarded entity for United States federal income Tax purposes and the date on or about which such status was obtained (if other than inception) is as set forth in Section 3.11(k) of the Disclosure Letter.

(l) The Company does not have tainted (share) capital (besmet fusie aandelenkapitaal en/of agio) within the meaning of Article 3a of the Dutch Dividend Tax Act 1965 (Wet op de dividendbelasting 1965) or any other comparable provision of other Applicable Law.

(m) Neither the Company nor any of its Subsidiaries (i) is a real estate investment company within the meaning of Article 4 of the Dutch Legal Transfer Act 1970 (Wet op belastingen van het rechtsverkeer 1970), or (ii) is or has been at any time since the Formation Closing Date a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(n) The Company and Numonyx B.V. are part of a fiscal unity (fiscale eenheid) for Dutch corporate income Tax purposes.

(o) Since the Formation Closing Date, neither the Company nor any of its Subsidiaries has performed any activities which are exempt from VAT, including any foreign equivalents of VAT, and no reduced deduction of input VAT on received deliveries and services and on any import takes place. Since the Formation Closing Date, none of the Company or any of its Subsidiaries has acquired any real property subject to VAT or has decided or agreed to decide that any rents paid or received will be subject to VAT.  None of the Company or any of its Subsidiaries owns any assets to which the provisions of Article 13 Uitvoeringsbeschikking Omzetbelasting 1968 apply.

(p) Since the Formation Closing Date, neither the Company nor any of its Subsidiaries entered into any reorganization that has been facilitated for Tax purposes either on the basis of the law or on the basis of a specific decision by any Governmental Entity.

(q) Neither the Company nor any of its Subsidiaries holds any receivables on an entity in which the Company or any of its Subsidiaries or any of their affiliated entities (verbonden lichamen) within the meaning of Article 10a, paragraph 4 of the Dutch Corporate Income Tax Act 1969 (“CITA”), holds a participation (deelneming) within the meaning of Article 13 of the CITA, which receivable has been depreciated against Dutch taxable profit.

(r) The Company and each of its Subsidiaries are able to apply the participation exemption (deelnemingsvrijstelling) pursuant to Article 13 of the CITA in respect of any income or gain realized in respect of a participation (deelneming) within the meaning of Article 13 of CITA held by the Company and each of its Subsidiaries, to the extent that such income or gain originates from any moment occurring or period ending on or before the Closing Date, including in respect of any period commencing before and ending after the Closing Date the part of such period up to and including the Closing Date.

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(s) The representations and warranties in this Section 3.11 shall not apply to Governmental Incentives (which for the avoidance of doubt, with respect to any Tax Agreement, includes only the benefits under such Tax Agreement and not the Tax Agreement itself), the sole representations of the Company as to which are set forth in Section 3.32.

3.12 Owned and Leased Real Properties

(a) Section 3.12(a) of the Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all (i) real property in which the Company or any of its Subsidiaries has a direct fee ownership interest (the “Owned Real Property”), and (ii) Contracts to which the Company or any of its Subsidiaries is a party to acquire fee ownership of real property (the “Option Real Property”).  The Company or its Subsidiaries, as applicable, have (i)  good and marketable title in fee simple to each parcel of Owned Real Property free and clear of all Liens other than Permitted Liens, and (ii) made available to Micron copies of each deed for each such parcel and all title insurance policies, all underlying title documents and all surveys in each case in the Company’s possession relating to the Owned Real Property, to the extent such documents are material to the Owned Real Property.

(b) Section 3.12(b) of the Disclosure Letter sets forth a list of all Contracts for the leasing, subleasing, use (including uses covered by real property leases and subleases, but excluding uses not so covered but provided as services pursuant to Section 7.15) or occupancy (to the extent such use or occupancy is material to the business and operations of the Company and its Subsidiaries, taken as a whole) of all real property currently leased, subleased or occupied by the Company or any of its Subsidiaries (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), including all amendments, terminations and modifications thereof (the “Lease Agreements”). Section 3.12(b) of the Disclosure Letter (A) specifies the address of each Leased Real Property, and (B) the identities of the parties under the Lease Agreements.  Each of the Lease Agreements is valid and binding on the Company and/or each Subsidiary of the Company party thereto, as the case may be, and, to the knowledge of the Company, each other party thereto, is in full force and effect, and neither the Company nor any of its Subsidiaries nor to the knowledge of the Company, any other party to any Lease Agreement is in material default under (nor is the Company aware of any condition that with the passage of time or the giving of notice or both, would cause such a material violation or material default under) any Lease Agreement.  The Company or its applicable Subsidiary is in sole possession of the premises leased to it pursuant to all Lease Agreements consisting of leases or subleases.  Neither the Company nor any of its Subsidiaries has received any written notice that a material security deposit or material portion thereof deposited with respect to any Lease Agreement has been applied in respect to a breach or default under any Lease Agreement that has not been re-deposited in full.  Neither the Company nor any of its Subsidiaries has further assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease Agreements.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries owe any brokerage commissions or finder’s fees with respect to any Lease Agreement, except to the extent recorded as a liability in the Interim Financial Statements.

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(c) Neither the Company nor any of its Subsidiaries has received any written notice from any insurance company of any defects or inadequacies in any Real Property or any part thereof which could materially and adversely affect the insurability of such property on commercially reasonable terms, nor has any written notice been given by any insurer of any such property to the Company or any of its Subsidiaries requesting the performance of any material repairs, alterations or other work with which material compliance has not been made.

(d) The use by the Company or its applicable Subsidiary of the Real Property complies in all respects with all Applicable Laws as well as any easements, covenants or other matters of record affecting the Real Property, except for any such non-compliance that, individually or in the aggregate, was not, or would not reasonably be expected to be, material and adverse to the business and operations of the Company and its Subsidiaries, taken as a whole.

(e) There are no covenants, rights-of-way, easements or similar restrictions affecting all or any portion of the Real Property that impair the ability to use any such Real Property in the operation of the businesses of the Company or any of its Subsidiaries as presently conducted or which would adversely affect the transferability of the Owned Real Property, except, in each case, for any such covenants, rights of way, easements or similar restrictions that, individually or in the aggregate, do not, or would not reasonably be expected to, adversely impact the business and operations of the Company and its Subsidiaries with respect to any fabrication or assembly/test site in any material respect.

(f) Neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Entity or any public or quasi-public body to condemn all or any material part of the Leased Real Property, and there are no pending, or, to the knowledge of the Company, threatened condemnation or eminent domain actions or proceedings by any public or quasi-public body with respect to the Owned Real Property.

3.13 Intel ATA.

(a) The Company and Numonyx B.V. have, and to the knowledge of the Company, Intel has, performed or complied with, in all material respects, all of the agreements, covenants and obligations (other than (i) representations and warranties, including the representations and warranties set forth in Article III and Article IV of the Intel ATA, and (ii) indemnification agreements, indemnification covenants and indemnification obligations, including the indemnification obligations of Intel under Article VI of the Intel ATA) of such party required to be performed under the Intel ATA and the Intel Entity Capitalization and Assignment Agreement, other than such performance or compliance that has been delayed or waived by the parties thereto pursuant to the terms thereof.  A list of (i) any such waivers of a material nature and (ii) any such material delays that are ongoing as of the date hereof, in each case with respect to material obligations or agreements under the Intel ATA and the Intel Entity Capitalization and Assignment Agreement, is set forth in Section 3.13(a) of the Disclosure Letter.

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(b) All of the Retained Equipment (as defined in the Intel ATA), D2 Equipment (as defined in the Intel ATA) and Pudong Equipment (as defined in the Intel ATA) has been removed from the premises of Intel and its Subsidiaries by the Company or one or more of its Subsidiaries in accordance with Section 5.17 of the Intel ATA.

(c) (1) There have not been any claims for indemnification, nor, (2) to the knowledge of the Company, is there any reasonable basis for any claims for indemnification, in the case of this clause (2), that individually or in the aggregate would reasonably be expected to (x) result in a payment or Loss that is material to the Company and its Subsidiaries, taken as a whole, or (y) be otherwise material to the business, operations or assets of the Company and its Subsidiaries, taken as a whole, (i) under Article VI of the Intel ATA made by (A) any Intel Indemnitee (as defined in the Intel ATA) against the Company or Numonyx B.V. or (B) any Holdings Indemnitee (as defined in the Intel ATA) against Intel, or (ii) by Intel or any of its Affiliates against the Company or any of its Affiliates, or by the Company or any of its Affiliates against Intel or any of its Affiliates, under any other Contract.

3.14 ST ACA.

(a) The Company and Numonyx B.V. have, and to the knowledge of the Company, ST has, performed or complied with, in all material respects, all of the agreements, covenants and obligations (other than (i) representations and warranties, including the representations and warranties set forth in Article III and Article IV of the ST ACA, and (ii) indemnification agreements, indemnification covenants and indemnification obligations, including the indemnification obligations of ST under Article VI of the ST ACA) of such party required to be performed under the ST ACA and the ST Entity Capitalization and Assignment Agreement, other than such performance or compliance that has been delayed or waived by the parties thereto pursuant to the terms thereof.  A list of (i) any such waivers of a material nature and (ii) any such material delays that are ongoing as of the date hereof, in each case with respect to material obligations or agreements under the ST ACA and the ST Entity Capitalization and Assignment Agreement is set forth in Section 3.14(a) of the Disclosure Letter.

(b) All of the Numonyx Equipment (as defined in the ST ACA) has been removed from the premises of ST and its Subsidiaries by the Company or one or more of its Subsidiaries in accordance with Section 5.17 of the ST ACA.

(c) (1) There have not been any claims for indemnification, nor, (2) to the knowledge of the Company, is there any reasonable basis for any claims for indemnification, in the case of this clause (2), that individually or in the aggregate would reasonably be expected to (x) result in a payment or Loss that is material to the Company and its Subsidiaries, taken as a whole, or (y) be otherwise material to the business, operations or assets of the Company and its Subsidiaries, taken as a whole, (i) under Article VI of the ST ACA made by (A) any ST Indemnitee (as defined in the ST ACA) against the Company or Numonyx B.V. or (B) any Holdings Indemnitee (as defined in the ST ACA) against ST, or (ii) by ST or any of its Affiliates against the Company or any of its Affiliates, or by the Company or any of its Affiliates against ST or any of its Affiliates, under any other Contract.

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3.15 Assets.

(a) The Company and its Subsidiaries have good and marketable title to, or valid and enforceable rights to use under existing Contracts, or valid and enforceable leasehold interests in, all of their tangible personal properties, rights and assets (other than Intellectual Property Rights, which the parties agree are covered by the representations and warranties in Section 3.16) necessary to carry on their businesses as currently conducted, in each case free and clear of all Liens other than Permitted Liens and the Company Stock Pledges, and, other than Permitted Liens and the Company Stock Pledges, no other Person has any interest in any such properties, rights and assets.

(b) Other than as contemplated by Permitted Liens and the Company Stock Pledges, neither the Company nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other Person to sell or otherwise dispose of any of its tangible personal property (other than the sale of Company Products in the ordinary course of business consistent with past practice) that is material to the business and operations of the Company and its Subsidiaries, taken as a whole.

(c) Subject to the receipt of the consents, approvals and authorizations, and the giving of the notifications, set forth in Section 3.5(b) and Section 3.6 of the Disclosure Letter, (A) each tangible and intangible asset owned by the Company or any of its Subsidiaries immediately prior to the Closing will be owned by the Company and its Subsidiaries on identical terms and conditions immediately subsequent to the Closing, (B) except to the extent the rights to any such assets are being defined or modified by the terms of any Ancillary Agreement, each material tangible and intangible asset leased by the Company or any of its Subsidiaries from any Person immediately prior to the Closing will be leased by the Company and its Subsidiaries on identical terms and conditions immediately subsequent to the Closing and (C) except to the extent the rights to any such assets are being defined or modified by the terms of any Ancillary Agreement, each material tangible and intangible asset used immediately prior to the Closing by the Company or any of its Subsidiaries that is owned or leased by a Seller or any of the Sellers’ respective Affiliates will be available for use by the Company and its Subsidiaries on identical terms and conditions immediately subsequent to the Closing (in each case, other than Intellectual Property Rights, which the parties agree are covered by the representations and warranties in Section 3.16, to the degree set forth therein).

(d) The properties and assets (other than Intellectual Property Rights, which the parties agree are covered by the representations and warranties in Section 3.16) owned or leased by the Company or any of its Subsidiaries and currently used by the Company or any of its Subsidiaries in the conduct of the operation of their businesses are adequate and sufficient, in all material respects, for the operation of their businesses as currently conducted, without the benefit of any rights under existing Contracts with the Sellers or any of the Sellers’ respective Affiliates; provided, however, that no representation or warranty is made in this Section 3.15 with respect to the adequacy or sufficiency of the Intellectual Property Rights.

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(e) The Company and its Subsidiaries hold all Legacy Intel Assets and Legacy ST Assets, free and clear of all Liens by or on behalf of Intel or any of its Affiliates (in the case of the Legacy Intel Assets) or ST or any of its Affiliates (in the case of the Legacy ST Assets) other than the Company Stock Pledges and ST’s rights pursuant to the M6 Option Agreement, and neither Intel nor any of its Affiliates, in the case of the Legacy Intel Assets, nor ST nor any of its Affiliates, in the case of the Legacy ST Assets, has any right, title or interest in or to any such Legacy Intel Assets or Legacy ST Assets, as the case may be.

3.16 Intellectual Property.

(a) All Company Registered Intellectual Property and all material Company Intellectual Property Rights other than Company Registered Intellectual Property are owned exclusively by the Company or one or more of its Subsidiaries, in each case free and clear of all Liens other than (i) Permitted Liens or (ii) moral rights to any Copyrights.

(b) The Company or its Subsidiaries own, or to the knowledge of Company, are licensed or are otherwise authorized to use, and following the Closing the Company will continue to own, be licensed to, or otherwise authorized to use, all material Intellectual Property Rights (other than Patents or Trademarks of Parties other than the Company and its Subsidiaries) used in the conduct of its business as presently conducted, it being understood and agreed that the representation made in this sentence is not intended to be, and is not, a representation or warranty of any kind with respect to any infringement of any other Person’s Patent or Trademark rights.  Immediately following the Closing (including the consummation of the Ancillary Agreements), the Company, Micron and their respective Subsidiaries will have sufficient ownership of Intellectual Property Rights, or rights and licenses to all Intellectual Property Rights of the Sellers, to conduct the business of the Company in the manner conducted as of Closing without infringing or misappropriating the Intellectual Property rights of the Sellers or their respective Affiliates.

(c) Neither the Company nor any of its Subsidiaries is subject to any agreement that would require the transfer of the Company’s ownership in, or the grant of any exclusive license to, any material Company Intellectual Property Rights.  Except as expressly contemplated herein or in any of the Ancillary Agreements, the consummation of the transactions contemplated hereby will not give rise to a contractual obligation of the Company or of any of its Subsidiaries to transfer or license back to any of the Sellers any material Intellectual Property Rights heretofore transferred by such Seller to the Company or any of its Subsidiaries, or otherwise owned by, the Company or any of its Subsidiaries.  All material Company Intellectual Property Rights are, and following the transactions contemplated hereby and by the Ancillary Agreements shall be, transferable, licensable and alienable without the consent of, or notice to, any Governmental Entity or other Person, and without payment of any kind.  The foregoing representation does not apply to any restrictions on the transfer, license, or alienability of Company Intellectual Property Rights under export control laws.

(d) There is no pending (and at no time from the inception of the Company has there been pending any) Action against the Company or any of its Subsidiaries before any

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Governmental Entity nor, to the knowledge of the Company, has any Action been threatened in writing against Company or any of its Subsidiaries by any Person, alleging that any activity or conduct of the business of the Company or of any of its Subsidiaries infringes, violates or misappropriates the Intellectual Property Rights of any Person.

(e) The Company and each of its Subsidiaries have taken steps that are commercially reasonable in the Company's industry to protect its rights in Trade Secrets.  Each current and former employee and consultant of the Company and of each Subsidiary of the Company that is or was an inventor for any Company Patents or applications therefor has entered into an invention assignment agreement with the Company or the Subsidiary of the Company (or the Company’s or such Subsidiary’s predecessor in interest with respect to such Company Patent or application therefor) in respect of such Company Patent or application therefor, and copies of the forms of each such agreement used by the Company or any of its Subsidiaries have been made available to Micron.  Neither the Company nor any of its Subsidiaries has received or issued written notice of any material violation of proprietary information and/or invention assignment agreements entered into between the Company or any of its Subsidiaries and their respective current or former employees or consultants.

(f) Section 3.16(f) of the Disclosure Letter contains a list (which is complete in all material respects) of Registered Intellectual Property currently owned by the Company or its Subsidiaries (the Registered Intellectual Property included on such list shall be referred to collectively herein as the “Company Registered Intellectual Property”).  Section 3.16(f) of the Disclosure Letter includes and identifies, by Seller, that Company Registered Intellectual Property that was transferred by such Seller to the Company or its Subsidiaries (the “Contributed Registered Intellectual Property”).  To the knowledge of the Company, except as set forth in Section 3.16(g) of the Disclosure Letter, no material items of Company Registered Intellectual Property have been cancelled or abandoned.

(g) To the knowledge of the Company, all Company Patents other than those identified in Section 3.16(g) of the Disclosure Letter are current with respect to the payment of required filing, examination, maintenance and similar fees to the United States Patent and Trademark Office or the corresponding agency or department of any foreign jurisdiction, except with respect to any Company Patents that the Company or any of its Subsidiaries has elected to forego or abandon.  The Company has no knowledge of any material Actions pending before any Governmental Entity (including the United States Patent and Trademark Office or any corresponding agency or department anywhere in the world) challenging the validity, scope or priority of Company Intellectual Property Rights (other than office actions in respect of pending applications).

(h) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any outstanding Order that (i) restricts in any material manner the use, transfer or licensing of any Company Intellectual Property Rights or, based on an intellectual property issue, the Company Products, or (ii) adjudges any of the Company Intellectual Property Rights, including Company Registered Intellectual Property, to be unenforceable or invalid.

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(i) To the knowledge of the Company, no software distributed by the Company or by any of its Subsidiaries, the source code for which is of material proprietary value to the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries owns the Copyright, is subject to obligations of public disclosure or distribution under any “open source license” or similar “copyleft” license.

(j) Section 3.16(j) of the Disclosure Letter contains a complete and accurate list of all Company In Licenses.  “Company In Licenses” means all written Contracts to which the Company or any of its Subsidiaries is a signatory and pursuant to which a Seller or a third Person has licensed to the Company or any of its Subsidiaries any Intellectual Property Right, other than (i) any license which provides for annual payments of royalties or license fees by the Company or any of its Subsidiaries of $25,000 or less, or aggregate payments of royalties or license fees by the Company or any of its Subsidiaries of $50,000 or less, and (ii) any perpetual, paid up license for commonly available software programs which have not been customized or modified for the Company or its Subsidiaries that did not require payment of royalties or license fees of $50,000 or more (collectively, the Contracts referred to in clauses (i) and (ii) of this sentence, the “Immaterial In Licenses”).

(k) To the knowledge of the Company, Section 3.16(k) of the Disclosure Letter contains a complete and accurate list of all Company Out Licenses.  “Company Out Licenses” means all written Contracts to which the Company is a signatory and pursuant to which the Company or any of its Subsidiaries has granted a third party or any Seller any license under any Company Intellectual Property Rights, other than (i) non-exclusive license agreements entered into with customers in the ordinary course of business consistent with past practice (“Customer Licenses”) and (ii) Contracts in which the license of any Intellectual Property Rights is not material and is only incidental to the primary commercial purpose or focus of such Contract or arrangement, which primary commercial purpose or focus is something other than the license of Intellectual Property Rights, such as (by way of example and not limitation) a license of product designs included in or granted in connection with a Contract outsourcing the manufacture of such products and wherein the sole purpose of such license is to permit the manufacture of such products for the Company. The Company Out Licenses, together with the Company In Licenses, shall be referred to as the “Company IP Licenses”.

(l) Neither the Company nor any of its Subsidiaries is in material breach of any Company IP License that is material to the business of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, is any other party to any such material Company IP License in material breach thereof.  Each Company IP License that is material to the business of the Company or any of its Subsidiaries is valid and binding on the Company and/or each Subsidiary of the Company party thereto, as the case may be, and, to the knowledge of the Company, each other party thereto, and, to the knowledge of the Company, is in full force and effect and is enforceable by the Company and/or each such Subsidiary of the Company party thereto in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors’ rights generally and rules of law governing specific performance, injunctive relief or

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other equitable remedies or public policy or similar grounds for declining to enforce certain agreements.  Neither the Company nor any of its Subsidiaries has received written notice (or any other notice given in accordance with the applicable provisions of such Company IP License) from any party to a Company IP License that is material to the business of the Company or any of its Subsidiaries that such party intends to modify in any material respect, cancel or terminate such Company IP License.  To the knowledge of the Company, there is no Action pending or threatened involving, affecting or relating in any manner to any Company IP License, except, in each case, for any such Actions as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(m) Except as set forth on Section 3.16(m) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has, to the knowledge of the Company, participated in any standard setting organization or similar body, that requires as a condition of such participation the grant of a license to any Company Patents on a nondiscriminatory, royalty-free or similar basis, nor has the Company agreed in a writing to which the Company or any of its Subsidiaries is a signatory, to do the foregoing.

(n) The consummation of the transactions contemplated hereby and by the Ancillary Agreements will not (i) constitute a material breach by the Company or any of its Subsidiaries of any Company IP License, (ii) give rise to the right of any party (other than the Company or any Subsidiary thereof) to any Company In License to terminate or to impair any material right granted to the Company or any of its Subsidiaries under such Company In License, (iii) give rise to the obligation of the Company or any of its Subsidiaries under any Company Out License to expand the scope of any material rights granted to any third party under such Company Out License, or (iv) cause or purport to cause the grant or obligation to grant by Micron or any of its Subsidiaries (other than the Company or any of its Subsidiaries) to any third party any right under any Intellectual Property Rights owned by, or licensed to, any of them prior to the Closing, except to the extent that such grant results from any agreement or other obligation of Micron or any of its Subsidiaries (other than the Company and its Subsidiaries) that existed prior to the Closing.  Except as set forth in Section 3.16(n) of the Disclosure Letter, all of the Company IP Licenses will not be breached or terminated as a result of the transactions contemplated hereby and will otherwise survive the Closing and continue for the benefit of the Company.

(o) Section 3.16(o) of the Disclosure Letter contains a complete and accurate list of all Contracts pursuant to which any third party has agreed to design, manufacture, package or test any Company Product or material component thereof.

(p) To the Company’s knowledge, Section 3.16(p) of the Disclosure Letter sets forth a true, correct and complete list of all intellectual property license agreements to which a Seller or an Affiliate of a Seller is a party or by which a Seller or an Affiliate of a Seller, or any of their respective properties, are otherwise bound and, in each case, (i) under which the Company or any of its Subsidiaries uses material rights necessary for the operation of the

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Company’s or such Subsidiaries’ business as it is currently conducted and (ii) a writing in the Company’s possession specifically refers to such intellectual property or license and reflects or memorializes the use by the Company of such intellectual property under license rights granted to such Seller.

3.17 Specified Contracts.

(a) Section 3.17(a) of the Disclosure Letter (which shall be organized in numbered subsections corresponding with subsections (i) through (xxii) below) sets forth a true, correct and complete list of all Contracts (other than Company IP Licenses, Immaterial In Licenses and Customer Licenses) of the following types to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets (other than Intellectual Property Rights) are otherwise bound, other than (x) (solely with respect to subsections (i) through (v) below) any such Contract where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy and (y) any such Contract entered into after the date hereof in compliance with Section 6.1 and Section 6.2:

(i) any employment, contractor or consulting Contract (excluding any Contract or agreement with a Person in the business of providing more than one contractor or leased employee to the Company) with (A) any current Company Employee who is entitled, in connection with the transactions contemplated by this Agreement, to a bonus, retention bonus or change in control benefits (each such Employee, a “Key Company Employee”), or (B) any former Company Employee under which the Company has continuing obligations equal to or greater than $200,000;

(ii) any employment, contractor or consulting-related Contract, including any employee compensation plan, stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements (either alone or in connection with additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, or otherwise relating to payments upon a change of control of the Company;

(iii) any employment, contractor or consulting-related Contract, including any employee compensation plan, that provides for any severance or termination pay or other compensation or benefits related to termination of employment or services to the Company or any of its Subsidiaries, in each case in an amount or value exceeding $100,000;

(iv) any collective bargaining agreement or other similar Contract with a union, works council, trade union or other labor relations entity;

(v) any Contract with any current or former Officer or Director of the Company or any of its Subsidiaries as to which there is any liability (contingent or otherwise),

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or, to the knowledge of the Company, any Contract with any Affiliates of any such Person, providing for, or reasonably expected by the Company to involve, payment by the Company or any of its Subsidiaries to any such Affiliate of more than $1,000,000 in any year or $5,000,000 over the Term of the Contract, individually or in the aggregate under all such Contracts with such Affiliate, or receipt by the Company or any of its Subsidiaries from any such Affiliate of more than $1,000,000 in any year or $5,000,000 over the Term of the Contract, individually or in the aggregate under all such Contracts with such Affiliate;

(vi) any Contract with any securityholder of the Company (or any Subsidiary of ST or any Intel Seller) or, to the knowledge of the Company, with any other Affiliate of any securityholder of the Company (other than this Agreement and the Ancillary Agreements);

(vii) any Contract, including any non-competition, settlement, coexistence or standstill agreement, prohibiting or restricting the Company or any of its Subsidiaries, now or in the future, or that would prohibit or restrict Micron or any of its Subsidiaries at any time after the Closing, from (A) engaging in any business or competing anywhere in the world, (B) selling, manufacturing or otherwise distributing any product or service, (C) using any material assets of the Company or any of its Subsidiaries in the manner such assets are currently used by the Company or any of its Subsidiaries, (D) acquiring any tangible or intangible property, (E) providing services to customers or potential customers or any class of customers, or (F) soliciting the services or employment of or hiring any individual or group of individuals, except with respect to (F) for sales (of Company Products) or procurement Contracts entered into in the ordinary course of business consistent with past practice to the extent they contain customary provisions prohibiting the Company or any of its Subsidiaries from soliciting or hiring personnel of the other party or parties to such Contracts;

(viii) (A) any Contract that contains a most-favored-nation, best pricing or other similar term or provision by which any party to such Contract (other than the Company or its Subsidiaries) is or could become entitled to any benefit, right or privilege with respect to pricing which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person or (B) any Contract that contains a requirement to deal exclusively with or grant exclusive rights or rights of first refusal to any customer, vendor, supplier, distributor, contractor or other Person;

(ix) any power of attorney or other similar Contract or grant of agency entered into outside of the ordinary course of business;

(x) any Contract providing for payment by the Company or any of its Subsidiaries to any other Person, or receipt by the Company or any of its Subsidiaries from any Person, of more than $3,000,000 in any year or $5,000,000 over the Term of the Contract and (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business, line of business, operations, real property, securities or assets or rights (other than any disposition or acquisition of Company Products in the ordinary course of business consistent with past practice), whether by merger, sale or purchase of capital stock, equity interests or other

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securities, sale or purchase of assets or otherwise (other than Contracts under which the Company and its Subsidiaries have no further Liabilities and no continuing rights), or (B) pursuant to which the Company or any of its Subsidiaries has any ownership interest in, or is obligated to make (1) any investment in the equity or debt of any Person (including any guaranty of any such Person’s debt or any keepwell agreement with respect to such Person) or (2) any contribution to any other Person or other business enterprise, in each case, other than the Company’s Subsidiaries;

(xi) any Contract obligating the Company or any of its Subsidiaries to provide any indemnification, contribution or guarantee to any Person, other than (A) reasonably customary (within the industry) indemnification obligations under any sales (of Company Products) or procurement Contract entered in the ordinary course of business consistent with past practice and (B) other indemnification, contribution or guarantee obligations contained in any Contract entered into in connection with a transaction in the ordinary course of business consistent with past practice involving less than $7,500,000 in aggregate consideration over the Term of the Contract;

(xii) any joint venture, joint development, partnership, consortium or similar Contract;

(xiii) any Contract under which the Company or any of its Subsidiaries (A) is a lessee of or holds or operates any personal property owned by any other Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $1,000,000 or (B) (i) is a lessor of or (ii) permits any Person to hold, operate or occupy any property, real or personal, owned or controlled by the Company or any of its Subsidiaries, except, in the case of clause (B), for any Contract providing for payments to the Company (or any of its Subsidiaries, as the case may be) of less than $2,000,000 in any year;

(xiv) any Contract requiring capital expenditures by the Company or any of its Subsidiaries in excess of $10,000,000 individually or $20,000,000 in the aggregate over the Term of the Contract;

(xv) any Contract for the future purchase, sale,  manufacture or provision of products, materials, supplies, equipment, components, support, maintenance or services, and all agreements with independent dealers, sales representatives and resellers, in each case (i) providing for, or reasonably expected by the Company to involve, payment by the Company or any of its Subsidiaries to any other Person, or receipt by the Company or any of its Subsidiaries from any Person, of more than $10,000,000 over the Term of the Contract, (ii) (A) pursuant to which the Company or any of its Subsidiaries has agreed to purchase all of its requirements for the goods and/or services in question or (B) which contain minimum volume or dollar guarantees or commitments, and which, in each case of clause (A) and (B), involves any goods and/or services which are material to the business of the Company and its Subsidiaries, taken as a whole or (iii) to which any of the customers or suppliers listed in Section 3.18 of the Disclosure Letter is a party;

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(xvi) any Contract providing for, or reasonably expected by the Company to involve, payment by the Company or any of its Subsidiaries to any other Person, or receipt by the Company or any of its Subsidiaries from any Person, of more than $10,000,000 over the Term of the Contract, with any distributor, reseller, original equipment manufacturer, systems integrator, sales representative, sales agency or manufacturer’s representative or otherwise, providing for the distribution or resale of any Company Product, other than those that are terminable by the Company or any of its Subsidiaries on no more than ninety (90) days’ notice without additional Liability to the Company or any of its Subsidiaries resulting from such termination;

(xvii) any Contract evidencing Indebtedness in an amount equal to or greater than $5,000,000;

(xviii) any settlement, conciliation or similar Contract that has not been fully discharged prior to the date hereof or fully accrued as a liability or reserved against in accordance with GAAP in the Current Balance Sheet, in each case, other than settlements, conciliations or similar Contracts that (A) are immaterial in nature or amount or (B) were entered into in the ordinary course of business consistent with past practice and do not provide for payment of more than $5,000,000 over the remaining Term of the Contract, including releases entered into with former employees or independent contractors of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice in connection with the cessation of such employee’s employment with or independent contractor’s services to the Company or its Subsidiary;

(xix) any other Contract providing for payment by the Company or any of its Subsidiaries to any other Person, or receipt by the Company or any of its Subsidiaries from any Person, of more than $10,000,000 over the Term of the Contract, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than ninety (90) days’ notice without additional Liability to the Company or any of its Subsidiaries resulting from such termination;

(xx) any Contract with any Governmental Entity, including any Contract providing for any grants, incentive payments or subsidies of any nature;

(xxi) any Contract providing for, or reasonably expected by the Company to involve, payment by the Company or any of its Subsidiaries to any other Person, or receipt by the Company or any of its Subsidiaries from any Person, of more than $10,000,000 over the Term of the Contract, the terms of which will be materially modified or accelerated by the occurrence of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements (either alone or in connection with additional or subsequent events), other than any employment, contractor or consultant-related Contract otherwise set forth on Section 3.17(a) of the Disclosure Letter;

(xxii) any other Contract that is material to the business of the Company and its Subsidiaries, taken as a whole.

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Such contracts described in subsections (i) through (xxii) above, together with the Lease Agreements, are referred to herein as the “Specified Contracts”.  The Company has made available to Micron a true, correct and complete copy of each of the written Specified Contracts and any amendments thereto, other than any such Specified Contracts (or portions thereof) described in subsections (i) through (v) above where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy.  Section 3.17(a) of the Disclosure Letter contains an accurate and complete description of all material terms of all oral Specified Contracts referred to therein, other than any such oral Specified Contracts (or portions thereof) described in subsections (i) through (v) above where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy.

(b) Each Specified Contract is valid and binding on the Company and/or each Subsidiary of the Company party thereto, as the case may be, and, to the knowledge of the Company, each other party thereto, and, to the knowledge of the Company, is in full force and effect and is enforceable by the Company and/or each such Subsidiary of the Company party thereto in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.  None of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any other party to a Specified Contract is in violation of, or default under (nor is the Company aware of any condition that with the passage of time or the giving of notice, or both, would cause such a violation of or default under) any Specified Contract in any material respect, and neither the Company nor any of its Subsidiaries has received notice of any such violation or default.  Neither the Company nor any of its Subsidiaries has received written notice (or any other notice given in accordance with the applicable provisions of such Contract) from any party to a Specified Contract that such party intends to modify in any material respect, cancel or terminate a Specified Contract.  There is no Action pending or, to the knowledge of the Company, threatened involving, affecting or relating in any manner to any Specified Contract, except, in each case, for any such Actions as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole.  No written claim for indemnification has been made and is pending (i) against the Company or any of its Subsidiaries, or (ii) by the Company or any of its Subsidiaries, in each case under any Specified Contract, which claim would reasonably be expected to require the Company or any of its Subsidiaries to pay to any other Person, or any Person to pay to the Company or any of its Subsidiaries, an amount in excess of $1,000,000.

(c) To the Company’s knowledge, Section 3.17(c) of the Disclosure Letter sets forth a true, correct and complete list of all Contracts (excluding intellectual property license agreements) to which a Seller or an Affiliate of a Seller is a party or by which a Seller or an Affiliate of a Seller, or any of their respective properties, are otherwise bound and, in each case, under which the Company or any of its Subsidiaries enjoys material rights necessary for the operation of the Company’s or such Subsidiaries’ business as it is currently conducted.

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3.18 Customers and Suppliers.  Section 3.18 of the Disclosure Letter sets forth the ten (10) largest suppliers and ten (10) largest customers of the Company and its Subsidiaries, based on the dollar amount of revenues or purchases from the Formation Closing Date through the Balance Sheet Date.  Prior to the date hereof, no such supplier or customer has cancelled or terminated, or provided written notice that it intends to cancel or otherwise terminate, its purchases from (in the case of customers) or sales or services to (in the case of suppliers) the Company or its applicable Subsidiary.  To the knowledge of the Company, as of the date hereof, no such supplier or customer has provided written notice since December 31, 2008, that it will materially decrease or materially limit its services, supplies or materials for use by the Company or its applicable Subsidiary or its usage or purchase of the services and products of the Company or its applicable Subsidiary, whether prior to, on or after the Closing Date.  As of the date hereof, neither the Company nor any Subsidiary has any pending dispute with any such customer or supplier which the Company reasonably believes could have a materially adverse impact on the Company’s or its applicable Subsidiary’s relationship with such customer or supplier, as the case may be.

3.19 Interested Party Transactions.  None of the Sellers, the Sellers’ Subsidiaries, the Directors or Officers of the Company or its Subsidiaries or, to the knowledge of the Company, any other Affiliates of the Company or its Subsidiaries (nor, to the knowledge of the Company, any Affiliate or immediate family member of any of such Persons, or any Entity in which any of such Persons has or has had an equity or debt interest), (a) has any equity or debt interest in any Entity that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services in an aggregate amount in excess of, or reasonably expected by the Company to exceed $1,000,000 in any year or (b) is a party to any Specified Contract to which the Company or any of its Subsidiaries is a party; provided, however, that, for purposes of this Section 3.19, (x) ownership of one percent (1%) or less of the outstanding voting stock of an Entity shall be deemed to not be an “equity interest” in such Entity and (y) ownership of less than $5,000,000 of debt in a publicly traded Entity or less than $1,000,000 of debt in a privately held Entity shall be deemed to not be a “debt interest” in such Entity.  Section 3.19(c) of the Disclosure Letter sets forth a true, complete and correct list of all Contracts (or any amendments, supplements or modifications thereto) to which the Company or any of its Subsidiaries is a party with any Seller or any of its Affiliates that was entered into since the date which is six (6) months prior to the date of this Agreement.

3.20 Compliance; Permits.

(a) Compliance.  Neither the Company nor any of its Subsidiaries is, nor since the Formation Closing Date has the Company or any of its Subsidiaries been, in conflict with, or in default or in violation of any Applicable Law except for any such conflicts, defaults or violations that, individually or in the aggregate, were not, or would not reasonably be expected to be, materially adverse to the business or operations of the Company and its Subsidiaries, taken as a whole.

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(b) Permits.  The Company and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are necessary in all material respects for the operation of the business as currently conducted by the Company and its Subsidiaries and to permit, in all material respects, the Company and its Subsidiaries to own and use their respective properties and assets in the manner in which they own and use such properties and assets currently (collectively, “Company Permits”).  To the knowledge of the Company, no suspension or cancellation of any of the Company Permits is pending or is threatened in writing.  The Company and its Subsidiaries are and have been in compliance, in all material respects, with the terms of the Company Permits.

(c) Each class of Equity Securities of the Company is exempt from the registration requirements of Section 12(g) of the Exchange Act pursuant to the exemption provided in Rule 12g3-2(a) under the Exchange Act.

(d) Notwithstanding any other provision to the contrary, no representation or warranty is made in this Section 3.20 with respect to Applicable Laws or Permits relating to Taxes; Intellectual Property Rights; Hazardous Substances; Environmental Permits and Environmental Laws; employee benefit plans and employment matters; export control laws, economic sanctions, Export Approvals and corrupt practices.

3.21 Litigation.  There is no Action by or against the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened in writing: (a) as of the date hereof (i) seeking damages in excess of $1,000,000, (ii) pursuing any criminal sanctions or penalties, or (iii) seeking equitable or injunctive relief, or (b)(i) that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or operations of the Company and its Subsidiaries, taken as a whole, (ii) that would affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement, or (iii) seeking to enjoin, alter or delay the consummation of the transactions contemplated hereby or thereby.  Except as would not reasonably be expected to have a material adverse effect on the Company or any of its Subsidiaries, no Governmental Entity has at any time challenged or questioned in writing the legal right of the Company or any of its Subsidiaries to conduct their respective operations as presently or previously conducted.  Neither the Company nor any of its Subsidiaries has incurred any material citations, fines or penalties under any Applicable Law.  There is no Order, whether arising out of or relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby, or otherwise, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are otherwise bound that has or would reasonably be expected to have the effect of prohibiting or restricting the Company or any of its Subsidiaries, now or in the future, or that would prohibit or restrict Micron or any of its Subsidiaries at any time after the Closing, from engaging in any business or competing anywhere in the world, from selling, manufacturing or otherwise distributing any product or service, from using any of its material assets, from acquiring any tangible or intangible property, from providing services to customers

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or potential customers or any class of customers, or from soliciting the services or employment of or hiring any individual or group of individuals.

3.22 Books and Records.  The minute books of the Company and each of its Subsidiaries, all of which have been made available to Micron, contain true, correct and complete records in all material respects of all meetings held of, and corporate action taken by, the shareholders, the Supervisory Board (and its committees), the Managing Board (and its committees, if any) and the equivalent bodies of its Subsidiaries.  The Company and its Subsidiaries (or their respective representatives or agents) have made and kept (and the Company has made available or provided to Micron to the extent requested by Micron) business records, financial books and records, personnel records (other than the portions thereof where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy), ledgers, sales accounting records, tax records and related work papers and other books and records of the Company and its Subsidiaries (the “Books and Records”).  The Books and Records have been maintained in accordance with sound business practices in all material respects.  The minute books and other Books and Records of the Company and each of its Subsidiaries are in the possession of the Company and its Subsidiaries (or their respective representatives or agents who are not Affiliates of any Seller).

3.23 Environmental Matters.

(a) Condition of Property.  There have been no Releases of Hazardous Substances following the Formation Closing Date from any Business Facility currently owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries, or from any other Business Facility, nor are there any existing Releases of Hazardous Substances migrating through subsurface soils or groundwater to, and reasonably likely to impact any Business Facility, except in each case for Releases that have been fully remediated or that could not reasonably be expected to subject the Company or any of its Subsidiaries to material liability under any Environmental Law.

(b) Hazardous Substances Activities.  The Company and all of its Subsidiaries are and have at all times since the Formation Closing Date been in compliance in all material respects with all applicable Environmental Laws.

(c) Permits.  Since the Formation Closing Date, the Company and its Subsidiaries have obtained all material Environmental Permits required by any Environmental Law, and are, and at all times have been in material compliance with, all such permits, and all such permits are in full force and effect.  All Environmental Permits required by any Environmental Law to be obtained prior to the Closing have been obtained or will be obtained prior to the Closing.  Section 3.23(c)(i) of the Disclosure Letter accurately describes all of the material Environmental Permits currently held by the Company and its Subsidiaries and relating to their respective businesses.  Section 3.23(c)(ii) of the Disclosure Letter sets forth a list of: (a) all Environmental Permits of any Person (other than the Company or any of its Subsidiaries) under which the Company or any of its Subsidiaries currently operates, (b) any services relating to any Hazardous Substances Activities provided by any Seller or any of its Subsidiaries to the

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Company or any of its Subsidiaries identifying the location and the particular service, and (c) any treatment systems or facilities of Sellers or any of its Subsidiaries used by the Company or any of its Subsidiaries in connection with the Hazardous Substances Activities of the Company or any of its Subsidiaries.  To the knowledge of the Company, no circumstances exist which could cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) Environmental Litigation.  No Action (including any revocation proceeding or amendment procedure) or Order is pending, or to the knowledge of the Company, threatened in writing, concerning or relating to any Environmental Permit or any Hazardous Substances Activities of the Company or any of its Subsidiaries relating to their respective businesses, or any Business Facility.

(e) Offsite Hazardous Substances Disposal.  The Company and its Subsidiaries are in material compliance with all Environmental Laws that relate to the transfer or transportation of any Hazardous Substances from any Business Facility for offsite disposal.  Since the Formation Closing Date, the Company and its Subsidiaries have transferred or released Hazardous Substances only to those Disposal Sites set forth in Section 3.23(e) of the Disclosure Letter.  To the knowledge of the Company, no Action or claim exists or is threatened against any Disposal Site or against the Company or any of its Subsidiaries with respect to any transfer, transportation or Release of any Hazardous Substance at any Disposal Site that would be reasonably likely to result in material liability to the Company or its Subsidiaries.

(f) Environmental Liabilities.  Neither the Company nor any of its Subsidiaries is conducting or funding, or is required to conduct or fund, any remedial action arising out of Environmental Laws, other than ongoing environmental health and safety activities related to the handling and disposal of Hazardous Substances in the ordinary course of business and consistent with past practices that are customary for companies engaged in the business of fabricating, assembling, testing and packaging semiconductor products.  Section 3.23(f)(i) of the Disclosure Letter lists all underground storage tanks currently existing or historically located at the Business Facilities.  Section 3.23(f)(ii) of the Disclosure Letter lists all Contracts entered into by the Company or any of its Subsidiaries (other than any Lease Agreements or ordinary course Contracts for the handling, transportation, transfer or disposal of Hazardous Substances, or any agreement between any Seller and the Company) that may require any of them to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of Environmental Laws.

(g) Reports and Records.  The Company has delivered to Micron or made available for inspection by Micron and its Representatives the following categories of records in the  Company’s and any of its Subsidiaries’ possession, custody or control to the extent they are material to the environmental liabilities of the Company:  (i) all environmental audits and environmental site assessments (i.e., Phase I or Phase II reports) and any other report, document or study material to the environmental conditions of, and all notices of non-compliance, compliance reports and monitoring reports for,  any Business Facility conducted at the request

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of, or otherwise in the possession of the Company or any of their respective Subsidiaries, (ii) any inventory of carbon emissions and carbon equivalent emissions performed by or on behalf of the Company or any of its Subsidiaries, (iii) all of the “ST Environmental Reports” as defined in the Master Agreement and as referenced in subsection (ii)(A) of the definition “ST Pre-Closing Environmental Liability” contained in the ST ACA and (iv) all of the “Intel Environmental Reports” as defined in the Master Agreement and as referenced in subsection (ii)(A) of the definition of “Intel Pre-Closing Environmental Liability” contained in the Intel ATA.  To the knowledge of the Company, the Company and its Subsidiaries comply with the Master Specifications of Micron set forth in Schedule 3.23(g).  To the knowledge of the Company, the Company and its Subsidiaries have complied with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

3.24 Employee Benefit Plans and Compensation; Employment Matters.

(a) Company Employee Plans.  Section 3.24(a) of the Disclosure Letter contains an accurate and complete list of each Company Employee Plan pursuant to which compensation or benefits are provided to two or more individuals, whether or not subject to ERISA; provided, however, that with respect to Company Employee Agreements, the Company need only list each form of agreement for each relevant jurisdiction and any agreements that vary from such forms.

(b) List of Employees.  Except where prohibited by Applicable Law relating to data protection and privacy, Section 3.24(b)(i) of the Disclosure Letter sets forth a table providing, with respect to each Employee, (i) a randomly-generated employee identification number (provided, however, that the Company shall provide in the Privacy Clean Room a list matching each Key Company Employee to his or her respective randomly generated Employee identification number), (ii) the specific entity for whom he or she provides services, (iii) hiring date, (iv) annual salary, (v) commission and bonus opportunity, (vi) accrued but unused or unpaid vacation/paid time off balances, and (vii) the exempt and non-exempt status of each employee of the Company and each of its Subsidiaries as of the most recent practicable date prior to, but in no event more than thirty (30) days prior to, the date of this Agreement, as applicable.  Except where prohibited by Applicable Law relating to data protection and privacy, Section 3.24(b)(ii) of the Disclosure Letter sets forth a complete list of each organization (each, an “Employing Organization”) providing a seconded worker, contingent worker, and any other service provider used by the Company (other than the Employees set forth in Section 3.24(b)(i)) who provides services under the direct or indirect control of the Company on a substantially full-time basis (each, a “Contingent Worker”), including the number of Contingent Workers provided by an Employing Organization in each country, as of the most recent practicable date prior to, but in no event more than thirty (30) days prior to, the date of this Agreement, as applicable.

(c) Documents.  With respect to each Company Employee Plan and Company Employee Agreement, the Company has made available to Micron a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and any

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amendments thereto (or a representative form of agreement, including the material terms related thereto with respect to each individual); provided, however, that with respect to Company Employee Agreements (other than those with Key Company Employees), the Company need only make available to Micron each form of agreement and any agreements that vary from such forms; provided further, that with respect to any Company Employee Plan which is an employment agreement or an offer letter, the Company has made available to Micron solely those agreements, if any, with the Chief Executive Officer of the Company (the “CEO”),the Officers of the Company and Key Company Employees (the “Company Key Employee Agreements”), and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination, opinion, notification or advisory letter issued with respect thereto, if applicable; (iii) the most recent summary plan description together with any summary of material modifications thereto, if any; (iv) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan since April 1, 2008; and (v) the most recent (A) Form 5500 and attached schedules, (B) audited financial statements, if any, (C) nondiscrimination testing results, if any, and (D) actuarial valuation reports, if any.  The Company has made available to Micron a current, accurate and complete copy (including all amendments thereto) of the following documents used by it or any of its Subsidiaries: (i) form of employment agreement; and (ii) form of severance agreement.

(d) Employee Plan Compliance.  (i) Each Company Employee Plan (other than any International Employee Plan) has been established, registered, maintained and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other Applicable Law; (ii) to the knowledge of the Company, (1) each Company Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable national opinion letter as to its qualification, and (2) nothing has occurred that would reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would reasonably be expected to subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate, to any material Tax, fine, lien, penalty or other material Liability imposed by ERISA, the Code or other Applicable Law with respect to any Company Employee Plan; (iv) neither the Company nor any of its Subsidiaries has incurred any current or projected material Liability in respect of post-employment or post-retirement health, medical or life insurance benefits for the Company Employees, except (1) as required to avoid an excise tax under Section 4980B of the Code or (2) as may be required pursuant to any other Applicable Law; (v) by its terms each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Micron, the Company or any ERISA Affiliate (other than for accrued benefits and ordinary administration expenses); (vi) there are no material audits, inquiries or Actions pending or, to the knowledge of the Company, threatened in writing by the IRS, Department of Labor, or any other Governmental Entity with respect to any Company Employee Plan; and (vii)  the Company has timely made all material contributions required by the terms of each Company Employee Plan.

(e) Pension Plan Liability.  (i) No Company Employee Plan is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 or Section 4971 of the

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Code and (ii) there are no current or contingent pension plan liabilities that are not either fully funded or accurately reflected in the Financial Statements.  Neither Intel nor ST is currently, or ever has been, an ERISA Affiliate of the Company.

(f) No Self Insured or Funded Welfare Plan or MEWA.  No Company Employee Plan constitutes (i) a self insured plan that provides benefits to Company Employees (including any such plan pursuant to which a stop loss policy or contract applies); (ii) a “funded welfare plan” within the meaning of Section 419 of the Code; or (iii) a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers (including one or more self-employed individuals), or to their beneficiaries.

(g) Collectively Bargained, Multiemployer and Multiple Employer Plan.  Neither the Company nor any of its Subsidiaries has, within the past six years, contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) and 4001(a)(3) of ERISA) for the benefit of any Company Employees working predominately in the United States.  Neither the Company nor any of its Subsidiaries has, within the past six years, maintained, established, sponsored, participated in or contributed to any multiple employer plan (as defined in Pension Benefit Guaranty Corporation Regulation Section 4001.2).

(h) Effect of Transaction.  Except as set forth on Section 3.24(h) of the Disclosure Letter, and except as may otherwise be required pursuant to Applicable Law, neither the execution of this Agreement, the shareholder approval of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), will (i) result in severance pay or any increase in severance pay upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting or funding or set aside of Company assets (through a grantor trust or otherwise) to pay compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans, (iii) limit or restrict the right of the Company or any of its subsidiaries to merge, amend or terminate any of the Company Equity Plans, or (iv) cause the Company or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.

(i) Section 409A.  Section 3.24(i) of the Disclosure Letter lists each Contract between the Company or any ERISA Affiliate and any Employee that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, other than any such Contract where the disclosure thereof would be prohibited by Applicable Law relating to data protection and privacy.  Each such nonqualified deferred compensation plan, if any, has been maintained in good faith compliance with the requirements of Section 409A of the Code and neither the Company nor any ERISA Affiliate is reasonably expected to have any material Tax withholding obligation in respect of Section 409A of the Code.  No compensation shall be includable in the gross income of any Employee as a result of the operation of Section 409A of the Code with

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respect to any arrangements or agreements in effect as of the Closing.  No Company Employee Plan requires the Company or any of its Subsidiaries to pay a Tax gross up payment to any Company Employee for Tax-related payments under Section 409A of the Code.

(j) Employment Matters.  The Company and each of its Subsidiaries is in compliance in all material respects with all Applicable Laws respecting employment, labor, employment practices, terms and conditions of employment, worker classification as employees or contractors for purposes of Applicable Law and Company Employee Plans, Tax withholding and reporting, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work.  The Company and each of its Subsidiaries are not liable in any material respect for any arrears of wages, severance pay, or any Taxes, or any penalty for failure to comply with any of the foregoing, and  is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees (other than routine payments to be made and benefits payable in the normal course of business and consistent with past practice). There are no material Actions, including any material labor disputes or material labor grievances, pending, or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, or, to the Company’s knowledge, any Company Employee, relating to any Company Employee or any Company Employee Plan or Company Employee Agreement.  Except for any Labor Agreements addressed in Section 3.24(k), neither the Company nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other Contract or Order with any Governmental Entity with respect to employment practices.  The services provided by each Company Employee in the U.S. is terminable at the will of the Company and its ERISA Affiliates and any such termination would result in no Liability to the Company or any ERISA Affiliate beyond such Liability which would arise in the normal course of a routine, lawful employee termination, excluding any severance or change of control payments.  Neither the Company nor any of its Subsidiaries has any material Liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(k) Labor Matters.  No strike, material labor dispute, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries is pending, or to the knowledge of the Company, threatened by any union, works council, or other labor relations entity or by any individual or group of individuals acting on behalf of or in concert with any such entity.  The Company has no knowledge of any activities or proceedings of any labor union to organize any Company Employees.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act.  Except as disclosed in Section 3.24(k) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is presently, nor, since the inception of the Company, has it been, a party to, or bound by, any collective bargaining agreement, union contract, or any other labor-related Contract with any union, works council, or similar labor-relations entity (collectively, the “Labor Agreements”)

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with respect to Company Employees and no such Labor Agreement is being negotiated by the Company or any of its Subsidiaries.  Except as disclosed in Section 3.24(k) of the Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not entitle any Person (including any works council, union or other labor-relations entity) to any payments under any Labor Agreement or require the Company or any Seller to consult with, provide notice to, or obtain the consent or opinion of, any union, works council, or similar labor-relations entity.

(l) WARN Obligations.  Except as set forth on Section 3.24(l) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN, issued any notification of a plant closing or mass layoff required by WARN, or incurred any Liability or obligation under WARN that remains unsatisfied.  The Company shall comply with any notice or other obligations under WARN prior to the Closing.

(m) No Interference or Conflict.  To the knowledge of the Company, no Company Employee is obligated under any Contract or subject to any Order of any Governmental Entity that would interfere with such Person’s efforts to promote the interests of the Company or any of its Subsidiaries or that would interfere with the business of the Company or any of its Subsidiaries as presently conducted or currently proposed to be conducted.  Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted or proposed to be conducted nor any activity of such Company Employees in connection with the carrying on of the Company’s business or any of its Subsidiaries’ businesses as presently conducted or currently proposed to be conducted will, to the knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such Company Employees is now bound.

(n) International Employee Plan.  Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all Applicable Law.  Furthermore, no International Employee Plan has unfunded Liabilities, that as of the Closing, will not be offset by insurance or accurately reflected in the Financial Statements.  Except as required by Applicable Law, no condition exists that would prevent the Company or any Subsidiary of the Company from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

(o) International Employee Tax Matters.

(i) Section 3.24(o)(i) of the Disclosure Letter contains a schedule listing the name of each Key Company Employee who, to the knowledge of the Company, is a United States taxpayer whose regular place of employment is not located in the United States and the country in which such Employee is regularly employed.

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(ii) Section 3.24(o)(ii) of the Disclosure Letter contains a schedule listing all tax equalization, tax assistance or similar policies or Contracts (“Tax Assistance Agreements”) with Key Company Employees, identifying which Tax Assistance Agreement applies to which Key Company Employee.

3.25 Insurance.  The Company and its Subsidiaries are covered by insurance policies and fidelity bonds (each a “Company Insurance Policy” and collectively, the “Company Insurance Policies”) with reputable insurers in such amounts and covering such risks as are consistent with normal industry practice for companies engaged in businesses similar to those of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).  There is no material claim by the Company or any of its Subsidiaries pending under any of the Company Insurance Policies as to which the Company has been notified in writing that coverage has been questioned, denied or disputed or that the Company or any of its Subsidiaries reasonably believes will be denied or disputed by the underwriters of such Company Insurance Policies.  In addition, there is no pending claim under any Company Insurance Policy for which the total value (inclusive of defense expenses), individually or in the aggregate with all other pending claims, the Company reasonably expects to exceed the policy limits under any Company Insurance Policy.  All premiums due and payable under all Company Insurance Policies have been paid, and the Company and its Subsidiaries are otherwise in compliance with the terms of such Company Insurance Policies, except as would not reasonably be expected to cause the coverage under any Company Insurance Policy to be materially adversely affected.  The Company Insurance Policies (or other policies and bonds providing substantially similar coverage) are in full force and effect on the date hereof and will remain in full force and effect up to and including the Closing Date (other than those Company Insurance Policies that have been retired or expired in the ordinary course in accordance with their terms).  The Company does not have knowledge of any threatened termination of any of the Company Insurance Policies.  None of the Company or any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any formalized self insurance plan.

3.26 Export Control Laws and Economic Sanctions.  The Company and each of its Subsidiaries have at all times since the Formation Closing Date conducted their export and reexport transactions in accordance with all Applicable Law in all material respects, including the Applicable Law of the European Union, The Netherlands, the United States and each country from which it exports or reexports its products, technologies, software or services, or where it otherwise conducts business.  Neither the Company nor any of its Subsidiaries has conducted any business, including exports and reexports of products, software, technology and services, in violation of the economic and trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or would be in violation thereof should the Share Purchase be consummated pursuant to this Agreement.  Without limiting the foregoing:

(a) the Company and each of its Subsidiaries has obtained all required export and reexport licenses, authorizations, orders, approvals, waivers, declarations and any other consents from the appropriate Governmental Entity for (i) the export and reexport, including tangible and intangible exports and reexports, of its products, services, software and technologies

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and (ii) any releases, whether tangible or intangible, of its technologies to any Persons (“Export Approvals”);

(b) the Company and each of its Subsidiaries is in compliance with the terms of all Export Approvals;

(c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals;

(d) The Company and its Subsidiaries have established and maintain a compliance program and reasonable internal controls and procedures that, for all periods from the Formation Closing Date to the Closing Date, were appropriate to the requirements of Applicable Law; and

(e) Section 3.26(e) of the Disclosure Letter sets forth the true, complete and accurate export control classifications and Harmonized Tariff Schedule Codes applicable to the products, services, software, and technologies of the Company and its Subsidiaries.

3.27 Product and Service Warranties.

(a) Set forth in Section 3.27 of the Disclosure Letter are copies of the standard forms of warranty offered by the Company or any of its Subsidiaries to third parties with respect to each of the Company Products (other than Company Products that account for an immaterial portion of the Company’s consolidated revenues since the Formation Closing Date) marketed, sold, licensed or sublicensed by the Company or any of its Subsidiaries at any time since the Formation Closing Date.  All material service or warranty liabilities of the Company or any of its Subsidiaries to customers or other Persons as of the Balance Sheet Date are reflected on the Financial Statements to the extent required by GAAP, and the reserve for warranty liabilities reflected thereon has been determined and recorded in accordance with GAAP consistently applied.

(b) There are no warranty claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Contracts which would reasonably be expected to involve a material monetary Liability which is not reserved against in the Interim Financial Statements.

3.28 Product Liability.  (a) To the knowledge of the Company, there are no material defects in the design or manufacture of any of the Company Products; (b) neither the Company nor any of its Subsidiaries has initiated any, and, to the knowledge of the Company there is currently no pending, recall, market withdrawal or other similar notice or action relating to any of the Company Products; and (c) neither the Company nor any of its Subsidiaries has received any written notice of a claim against the Company or any of its Subsidiaries alleging a design or manufacturing defect in the Company Products, in each case, excluding any and all requests for product returns in the ordinary course of business which have not had and are not reasonably

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expected to result in, individually or in the aggregate, any material Liability to the Company and its Subsidiaries taken as a whole.

3.29 Brokers’ and Finders’ Fees.  Neither the Company nor any of its Subsidiaries has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or any similar charges, or agents’ commissions, fees related to investment banking or similar advisory services in connection with this Agreement or the Ancillary Agreements or any transaction contemplated hereby or thereby, nor will Micron or any of its Affiliates incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries or any of the Sellers or any of their respective Affiliates.

3.30 Corrupt Practices.

(a) Neither (i) the Company nor any of its Subsidiaries have directly or indirectly, nor (ii) any of their respective Officers, Directors, employees, agents or representatives, or any Affiliate of or any Person associated with or acting for or on behalf of the Company or any of its Subsidiaries, have directly or indirectly, acting for or on behalf of the Company or any of its Subsidiaries (1) made or attempted to make any improper contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment to any Person, private or public, regardless of what form, whether in money, property, or services to (A) obtain favorable treatment for business or Contracts secured, (B) pay for favorable treatment for business or Contracts secured, or (C) obtain special concessions or for special concessions already obtained, in each of clauses (A), (B) and (C) in violation of any requirement of Applicable Law, (2) to the knowledge of the Company, made or attempted to make any such contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment in violation of any applicable written policy of the Company or any of its Subsidiaries or (3) established or maintained any fund or asset for the purpose of making any such contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment in violation of any Applicable Law or applicable written policy of the Company or any of its Subsidiaries and which the Company or any of its Officers, Directors or Employees has willfully failed to record in the Books and Records.

(b) To the extent required by Applicable Law, the Company and its Subsidiaries have established and maintain a compliance program and reasonable internal controls and procedures that, for all periods prior to the Closing Date, were appropriate to the requirements of anti-corruption and anti-bribery laws.

3.31 Confidentiality Agreements.  None of the Numonyx Parties or any of their respective Affiliates is a party to or is bound by any confidentiality or non-disclosure agreement in effect on the date hereof that is in connection with or that contemplates a potential Alternative Transaction, except as set forth in Schedule 3.31.

3.32 Governmental Incentives.  Section 3.32 of the Disclosure Letter sets forth in reasonable detail (i) each financial grant, subsidy, benefit under a Tax Agreement or other similar benefit or incentive provided by any Governmental Entity to or for the benefit of the

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Company or any of its Subsidiaries or applicable to or affecting any of the Transferred Entities or Transferred Assets, except, in the case of Transferred Assets or Transferred Entities, to the extent such financial grant, subsidy, benefit under a Tax Agreement or other similar benefit or incentive expired or otherwise terminated with respect to such Transferred Assets or Transferred Entities on or prior to the Formation Closing Date with no potential Liability of the Company or any of its Subsidiaries with respect thereto (each, a “Governmental Incentive”), (ii) a description of any mandatory holding periods under such Governmental Incentives with respect to the shares or assets of the Company or any of its Subsidiaries, and (iii) any requirements under such Governmental Incentives relating to the type or number of personnel or activities of the Company or any of its Subsidiaries or with respect to the Transferred Assets or Transferred Entities.  The Company, and each of its Subsidiaries (if applicable) is in compliance with the terms, conditions and other requirements of each Governmental Incentive in all material respects, and no Governmental Entity has notified the Company or any of its Subsidiaries of any claim, or has threatened in writing to claim, that any material breach of a Governmental Incentive has occurred.  To the knowledge of the Company, the consummation of the transactions contemplated by this Agreement in and of itself will not have any adverse effect on the continued validity and effectiveness of any such Governmental Incentive.

3.33 Complete Copies of Materials.  The Company has made available to Micron true and complete copies of each Specified Contract and each of the other documents listed or specifically referred to on the Disclosure Letter, other than any such Contracts and documents (or portions thereof) where the disclosure thereof was not required under another Section of this Article III because of any prohibition by Applicable Law relating to data protection and privacy.  Section 3.33 of the Disclosure Letter contains a description of any information that has not been made available to Micron due to Applicable Law relating to data protection and privacy.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally and not jointly, hereby represents and warrants to Micron and the Buyer subject to such exceptions as are specifically disclosed in the letter, if any, delivered by such Seller to Micron and dated as of the date hereof (the “Seller Disclosure Letter”) (which Seller Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article IV, with the disclosure in any section or subsection of the Seller Disclosure Letter qualifying only the corresponding section or subsection in this Article IV and such other sections or subsections in this Article IV where the relevance of such disclosure to such sections or subsections is reasonably apparent on its face) (except with respect to the representations and warranties in Section 4.9, Section 4.11(a), Section 4.12(a), Section 4.13(a), and Section 4.14(a), which are given solely by Intel, and the representations and warranties in Section 4.10, Section 4.11(b), Section 4.12(b), Section 4.13(b) and Section 4.14(b), which are given solely by ST):

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4.1 Organization and Good Standing.  Such Seller is a corporation or other legal Entity duly organized, validly existing, and in good standing (to the extent such concept is applicable in such jurisdiction) under the laws of its jurisdiction of organization.

4.2 Authority and Enforceability.  Such Seller has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which such Seller is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each Ancillary Agreement to which such Seller is or will be a party, the performance of such Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Seller, and no further corporate, partnership or other similar action is required on the part of such Seller to authorize this Agreement or any Ancillary Agreements to which it is or will be a party, the performance of such Seller’s obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby.  This Agreement and each of the Ancillary Agreements to which such Seller is or will be a party have been, or upon execution and delivery will be, duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

4.3 No Conflict.  The execution and delivery of this Agreement and each Ancillary Agreement to which such Seller is or will be a party, the performance by such Seller of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with, or result in any violation or breach of, any provision of the Governing Documents of such Seller, (b) conflict with, violate or breach in any material respect, result in the loss of any material benefit to such Seller or any of its Subsidiaries or, to the knowledge of such Seller, to the Company or any of its Subsidiaries, under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, give rise to a right of modification under, require the payment of a penalty under or any increased fees or amounts under, accelerate or result in the right of acceleration of the performance required by, require any consent, approval or authorization to be obtained by such Seller, or require any notification to be given by such Seller to any Person under, any of the terms, conditions or provisions of (i) any material Contract to which such Seller is a party, or by which it or any of its properties or assets are bound, (ii) any Contract to which such Seller is a party, or by which it or any of its properties or assets are bound, under which the Company or any of its Subsidiaries have rights or otherwise receive benefits that are material to the business and operations of the Company and its Subsidiaries, taken as a whole, or (iii) any permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders or approvals from a Governmental Entity that are held by such Seller or an Affiliate of such Seller

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and are necessary in any material respect for the operation of the business of the Company and its Subsidiaries as currently conducted (such permits, “Company-Related Permits”), (c) result in the creation of any Lien upon any of the properties or assets of, such Seller under, any of the terms, conditions or provisions of any material Contract to which such Seller is a party, or by which it or any of its properties or assets are bound or (d) conflict with or violate, in any material respect, any Applicable Law, except in the case of (b)(i), (c) or (d) as would not have a material adverse effect on such Seller or its ability to perform its obligations under, or consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is or will be a party.

4.4 Necessary Approvals.  No consent, approval, authorization or notification of, or registration, declaration or filing with, any Governmental Entity (including with respect to any Company-Related Permit) is required to be made or obtained by or with respect to such Seller in connection with execution and delivery of this Agreement and each Ancillary Agreement to which such Seller is or will be a party, the performance by such Seller of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, except for (a) such consents, approvals, authorizations, notifications, registrations, declarations and filings as may be required under applicable securities laws, (b) the filing of notification under, and expiration or early termination of the waiting period (including any extension thereof) under, the HSR Act, as well as any required consents approvals, authorizations, notifications, registrations, declarations, filings, and expiration or early termination of the waiting periods (including any extensions thereof) under the Antitrust Laws in other jurisdictions, if applicable, (c) such consents, approvals, authorizations, notifications, registrations, declarations and filings set forth in Section 4.4 of the Seller Disclosure Letter, and (d) such consents, approvals, authorizations, notifications, registrations, declarations and filings the failure of which to make or obtain would not have a material adverse effect on such Seller or its ability to perform its obligations under, or consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is or will be a party.

4.5 Legal Ownership of Shares.

(a) Such Seller is the sole record and beneficial owner of the Shares set forth opposite such Seller’s name on Schedule 2.1.  Such Shares constitute all of the Shares owned, beneficially or of record, by such Seller, and such Seller has no options, warrants or other rights to acquire Shares.  Except for any assignment or agreement to assign the right to receive a portion of the Micron Shares in accordance with Section 2.2 and Section 2.5, the Shares owned by such Seller are not subject to any Liens (other than any Liens which may be created by Micron, the Buyer or any of their respective Affiliates (excluding the Company or any of its Subsidiaries on or prior to the Closing Date)) or any preemptive rights or rights of first refusal of any kind, and such Seller has not granted any options, warrants, calls or any other rights to purchase or otherwise acquire such Shares or any interest therein to any other Person, or entered into any Contract with respect thereto.  Such Seller has the sole right to transfer such Shares to the Buyer.  Upon the Closing, in exchange for the consideration paid pursuant to Section 2.2, the Buyer will receive good and marketable title to such Shares, free and clear of any and all Liens,

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other than any Liens created by Micron, the Buyer or any of their respective Affiliates (excluding the Company or any of its Subsidiaries on or prior to the Closing Date).

(b) Except for the Securityholders’ Agreement, neither such Seller nor any of its Affiliates is a party to any voting trust or voting agreement with respect to, or granted any proxy to represent, the Shares.

(c) Upon the consummation of the Share Purchase, neither such Seller nor any of its Affiliates will (i) directly or indirectly own any Equity Interests of the Company, or (ii) have the right or authority, contractual or otherwise, to directly or indirectly direct or participate in the vote of any Equity Interests of the Company or the business, management and policies of the Company or any of its Subsidiaries.

4.6 Absence of Claims by Such Seller.  Without giving effect to the terms of any Ancillary Agreement that by its terms will become effective at the Closing, such Seller does not have any (i) knowledge of any currently existing dispute of any kind, character or nature whatsoever between the Company or any of its Subsidiaries and such Seller or any of its Affiliates, or (ii) knowledge of any currently existing facts or circumstances that would reasonably be expected to give rise to a dispute described in clause (i).

4.7 Litigation Concerning Such Seller.  There is no Action of any nature pending, or to the knowledge of such Seller, threatened, against such Seller, nor is there any Order binding on such Seller or to which such Seller is subject, arising out of or relating to (a) such Seller’s beneficial ownership of Shares or rights to acquire shares of Company Capital Stock or other Equity Interests of the Company, (b) such Seller’s capacity as a shareholder of the Company or as a holder of the Existing Notes, (c) any transfer or contribution of assets (tangible and intangible) or properties by such Seller or any of its Affiliates to the Company or any of its Subsidiaries, or (d) any other Contract between such Seller or any of its Affiliates and the Company or any of its Subsidiaries. There is no Action of any nature pending, nor is there any Order binding on such Seller or to which such Seller is subject, arising out of or relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby, which Action or Order would adversely affect such Seller’s ability to consummate the transactions contemplated hereby. There is no Action pending or, to the knowledge of such Seller, threatened, against such Seller or any of its Affiliates with respect to which such Seller or any of its Affiliates has a contractual right or a right pursuant to Applicable Law to indemnification from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the date hereof, nor, to the knowledge of such Seller, are there any currently existing facts or circumstances that would reasonably be expected to give rise to such an Action.

4.8 Investment Representations.  Such Seller (a) understands the Micron Shares have not been, and, except as contemplated by and in accordance with the terms of Article 5 of the Stockholder Rights and Restrictions Agreement, will not be, registered under the Securities Act, or registered or qualified for resale under any state or foreign securities laws, and are being offered and sold to such Seller hereunder in reliance upon federal and state exemptions for transactions not involving any public offering, (b) is acquiring the Micron Shares solely for its

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own account for investment purposes, and not with a view to the distribution thereof, (c)  has had the opportunity to obtain additional information concerning Micron as desired in order to evaluate the merits and the risks inherent in holding the Micron Shares, (d) is able to bear the economic risk inherent in holding the Micron Shares subject to the restrictions on transfer of the Micron Shares set forth in the Stockholder Rights and Restrictions Agreement, and (e) is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act.

4.9 Intel ATA.

(a) Intel has, and to Intel’s knowledge, the Company and Numonyx B.V. have, performed or complied with, in all material respects, all of the agreements, covenants and obligations (other than (i) representations and warranties, including the representations and warranties set forth in Article III and Article IV of the Intel ATA, and (ii) indemnification agreements, indemnification covenants and indemnification obligations, including the indemnification obligations of Intel under Article VI of the Intel ATA) of such party required to be performed under the Intel ATA and the Intel Entity Capitalization and Assignment Agreement, other than such performance or compliance that has been delayed or waived by the parties thereto pursuant to the terms thereof.  A list of (i) any such waivers of a material nature and (ii) any such material delays that are ongoing as of the date hereof, in each case with respect to material obligations or agreements under the Intel ATA and the Intel Entity Capitalization and Assignment Agreement, is set forth in Section 3.13(a) of the Disclosure Letter.

(b) Since the Formation Closing Date, Intel has complied in all material respects with its obligations, if any, under each consent of a third party (including all Intel Contractual Consents (as defined in the Intel ATA)) necessary to assign or transfer to the Company or a Subsidiary of the Company each Intel Transferred Contract (as defined in the Intel ATA), Intel Transferred Permit (as defined in the Intel ATA) and other Intel Transferred Assets (which Intel Transferred Assets are material to the Company and its Subsidiaries taken as a whole), in each case, to the extent required in order for the Company or any of its Subsidiaries to retain or receive the benefits of such Intel Transferred Contract, Intel Transferred Permit or Intel Transferred Assets (which Intel Transferred Assets are material to the Company and its Subsidiaries taken as a whole).  Intel made all required consultations with, and obtained all required consents, notices or opinions of, any labor or trade unions, works councils or other employee representative bodies with respect to the Intel Business Employees (as defined in the Intel ATA) prior to the consummation of the transactions contemplated by the Intel ATA or any of the other Transaction Documents (as defined in the Intel ATA).

(c) There have not been any claims for indemnification (i) under Article VI of the Intel ATA made by (A) any Intel Indemnitee (as defined in the Intel ATA) against the Company or Numonyx B.V. or (B) any Holdings Indemnitee (as defined in the Intel ATA) against Intel, or (ii) by Intel or any of its Affiliates against the Company or any of its Affiliates, or by the Company or any of its Affiliates against Intel or any of its Affiliates, under any other Contract.

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4.10 ST ACA.

(a) ST has, and to ST’s knowledge, the Company and Numonyx B.V. have, performed or complied with, in all material respects, all of the agreements, covenants and obligations (other than (i) representations and warranties, including the representations and warranties set forth in Article III and Article IV of the ST ACA, and (ii) indemnification agreements, indemnification covenants and indemnification obligations, including the indemnification obligations of ST under Article VI of the ST ACA) of such party required to be performed under the ST ACA and the ST Entity Capitalization and Assignment Agreement, other than such performance or compliance that has been delayed or waived by the parties to thereto pursuant to the terms thereof.  A list of (i) any such waivers of a material nature and (ii) any such material delays that are ongoing as of the date hereof, in each case with respect to material obligations or agreements under the ST ACA and the ST Entity Capitalization and Assignment Agreement is set forth in Section 3.14(a) of the Disclosure Letter.

(b) Since the Formation Closing Date, ST has complied in all material respects with its obligations, if any, under each consent of a third party (including all ST Contractual Consents (as defined in the ST ACA)) necessary to assign or transfer to the Company or a Subsidiary of the Company each ST Transferred Contract (as defined in the ST ACA), ST Transferred Permit (as defined in the ST ACA) and other ST Transferred Assets (which ST Transferred Assets are material to the Company and its Subsidiaries taken as a whole), in each case, to the extent required in order for the Company or any of its Subsidiaries to retain or receive the benefits of such ST Transferred Contract, ST Transferred Permit or ST Transferred Assets (which ST Transferred Assets are material to the Company and its Subsidiaries taken as a whole).    ST made all required consultations with, and obtained all required consents, notices or opinions of, any labor or trade unions, works councils or other employee representative bodies with respect to the ST Business Employees (as defined in the ST ACA) prior to the consummation of the transactions contemplated by the ST ACA or any of the other Transaction Documents (as defined in the ST ACA).

(c) There have not been any claims for indemnification (i) under Article VI of the ST ACA made by (A) any ST Indemnitee (as defined in the ST ACA) against the Company or Numonyx B.V. or (B) any Holdings Indemnitee (as defined in the ST ACA) against ST, or (ii) by ST or any of its Affiliates against the Company or any of its Affiliates, or by the Company or any of its Affiliates against ST or any of its Affiliates, under any other Contract.

4.11 Governmental Incentives.

(a) There is not now and there has not been at any time any Governmental Incentive that both (i) applied to or affected any Intel Transferred Asset, Intel Transferred Entity or Intel Assigned Entity transferred by Intel under the Intel ATA or the Intel Entity Capitalization and Assignment Agreement, and (ii) now requires or required at any time during the Pre-Closing Tax Period Intel or any Subsidiaries of Intel to comply with the terms, conditions and other requirements thereof in order for the Governmental Incentive to apply to or affect the Company or any of its Subsidiaries.

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(b) There is not now and there has not been at any time any Governmental Incentive that both  (i) applied to or affected any ST Transferred Asset, ST Transferred Entity or ST Assigned Entity transferred by ST under the ST ACA or the ST Entity Capitalization and Assignment Agreement, and (ii) now requires or required at any time during the Pre-Closing Tax Period ST or any Subsidiaries of ST to comply with the terms, conditions and other requirements thereof in order for the Governmental Incentive to apply to or affect the Company or any of its Subsidiaries.

4.12 Environmental Matters.

(a) Since the Formation Closing Date, to Intel’s knowledge, there has not been any Release of Hazardous Substances from a facility owned or leased by Intel or any of its Subsidiaries (excluding any such facility that is leased to the Company or any of its Subsidiaries) and in close proximity to any of Intel’s Seller Contributed Facilities that is migrating through subsurface soils or groundwater toward any of Intel’s Seller Contributed Facilities.  No Action or Order has been brought against Intel or any of its Subsidiaries or, to the knowledge of Intel, threatened against Intel or any of its Subsidiaries in writing, since the Formation Closing Date and concerning any Hazardous Substances Activities occurring at any time on any of Intel’s Seller Contributed Facilities.  Intel has provided to the Company all of the “ST Environmental Reports” as defined in the Master Agreement and as referenced in subsection (ii)(A) of the definition “ST Pre-Closing Environmental Liability” contained in the ST ACA.

(b) Since the Formation Date, to ST’s knowledge, there has not been any Release of Hazardous Substances from a facility owned or leased by ST or any of its Subsidiaries (excluding any such facility that is leased to the Company or any of its Subsidiaries) and in close proximity to any of ST’s Seller Contributed Facilities that is migrating through subsurface soils or groundwater toward any of ST’s Seller Contributed Facilities.  No Action or Order has been brought against ST or any of its Subsidiaries or, to the knowledge of ST, threatened against ST or any of its Subsidiaries in writing, since the Formation Closing Date and concerning any Hazardous Substances Activities occurring at any time on any of ST’s Seller Contributed Facilities.  ST has provided to the Company all of the “Intel Environmental Reports” as defined in the Master Agreement and as referenced in subsection (ii)(A) of the definition “Intel Pre-Closing Environmental Liability” contained in the Intel ATA.

4.13 Intellectual Property Matters.

(a) Intel Originally Contributed Assets.

(i) (x) All Company Intellectual Property Rights assigned, contributed or transferred by Intel or any of its Subsidiaries to the Company (each such item an “Intel Originally Contributed Asset”), including any Contributed Registered Intellectual Property, was as of the closing date of the asset contributions contemplated by the Intel ATA (the “ATA Closing Date”), owned exclusively by Intel free and clear of all Liens other than Permitted Liens and no Person other than Intel had the right to license or grant rights (excluding rights permitted under any have made grants) to such Intel Originally Contributed Asset to any other Person, (y)

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following the ATA Closing Date, Intel does not have the right to grant, a license of any Company Intellectual Property Rights (other than Trade Secrets and Copyrights that fall within Intel Originally Contributed Assets) to any other Person, nor has it granted or purported to grant a license to any other Person of any Patents included in the Company Intellectual Property Rights, and (z) following the ATA Closing Date, Intel does not have the right to assign, nor has it assigned or purported to assign, ownership of any patents included in the Company Intellectual Property Rights to any other Person.

(ii) The Intellectual Property Rights of Intel transferred or licensed to the Company by Intel were all of the Intellectual Property Rights of Intel that, absent a license to, or ownership thereof by, the Company, would be infringed by the operations or products of the Company immediately following the ATA Closing Date.

(b) ST Originally Contributed Assets.

(i) (x) All Company Intellectual Property assigned, contributed or transferred by ST or any of its Subsidiaries to the Company (each such item a “ST Originally Contributed Asset”), including any Contributed Registered Intellectual Property, was as of the closing date of the asset contributions contemplated by the ST ACA (the “ACA Closing Date”), owned exclusively by ST free and clear of all Liens other than Permitted Liens and no Person other than ST had the right to license or grant rights (excluding rights permitted under any have made grants) to such ST Originally Contributed Asset to any other Person, (y) following the ACA Closing Date, ST does not have the right to grant, a license of any Company Intellectual Property Rights (other than Trade Secrets and Copyrights that fall within ST Originally Contributed Assets) to any other Person, nor has it granted or purported to grant a license to any other Person of any Patents included in the Company Intellectual Property Rights, and (z) following the ACA Closing Date, ST does not have the right to assign, nor has it assigned or purported to assign ownership of any patents included in the Company Intellectual Property Rights to any other Person.

(ii) The Intellectual Property Rights of ST transferred or licensed to the Company by ST were all of the Intellectual Property Rights of ST that, absent a license to, or ownership thereof by, the Company, would be infringed by the operations or products of the Company immediately following the ACA Closing Date.

4.14 Company-Related Permits.

(a) Section 4.14(a) of the Seller Disclosure Letter lists each Company-Related Permit held by Intel or any of its Subsidiaries.

(b) Section 4.14(b) of the Seller Disclosure Letter lists each Company-Related Permit held by ST or any of its Subsidiaries.

4.15 Company Representations and Warranties.  Such Seller has no knowledge that any of the Company’s representations and warranties (disregarding for such purposes all

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“knowledge” qualifications contained therein) set forth in Article III, as qualified by the Disclosure Letter, (a) that are qualified by materiality, material adverse effect or “Company Material Adverse Effect,” are or were incorrect in any respect when made by the Company on the date of this Agreement, and (b) that are not qualified by materiality, material adverse effect or “Company Material Adverse Effect,” are or were incorrect in any material respect when made by the Company on the date of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MICRON

Micron hereby represents and warrants to the Sellers as follows:

5.1 Organization, Good Standing.

(a) Micron is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Delaware.  Micron has the requisite corporate power and authority to own, lease, and operate its assets and properties and to carry on its business as currently conducted.  Micron is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary to Micron’s business as currently conducted, except where the failure to be so qualified or licensed or in good standing would not have a material adverse effect on Micron.  True and correct copy of Micron’s Governing Documents, as currently in effect, are available on the SEC’s EDGAR database, and as of the date hereof, neither the Board of Directors nor the stockholders of Micron have approved any amendment to such Governing Documents.

(b) The Buyer has been duly organized and is validly existing as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and in good standing (to the extent such concept is applicable) under the laws of The Netherlands. The Buyer has the requisite power and authority to own, lease, and operate its assets and properties and to carry on its business as currently conducted.  The Buyer is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary to the Buyer’s business as currently conducted, except where the failure to be so qualified or licensed or in good standing would not have a material adverse effect on the Buyer.

5.2 Authority and Enforceability.  Each of Micron and the Buyer has all requisite corporate power and authority to enter into, execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each Ancillary Agreement to which Micron or the Buyer is or will be a party, the performance of Micron’s or the Buyer’s obligations hereunder and

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thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Micron and the Buyer, as the case may be, and no further corporate action is required on the part of either Micron or the Buyer to authorize this Agreement or any of the Ancillary Agreements to which it is or will be a party, the performance of Micron’s or the Buyer’s obligations hereunder and thereunder or the consummation of transactions contemplated hereby and thereby.  This Agreement and each of the Ancillary Agreements to which Micron or the Buyer is or will be a party have been, or upon execution and delivery will be, duly executed and delivered by Micron or the Buyer, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of Micron or the Buyer, as the case may be, enforceable against Micron or the Buyer, as the case may be, in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

5.3 Non-Contravention.  The execution and delivery of this Agreement and each Ancillary Agreement to which either Micron or the Buyer is or will be a party, the performance by each of Micron and the Buyer of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with, or result in any violation or breach of, any provision of the Governing Documents of Micron or the Buyer, (b) conflict with, violate or breach in any material respect, result in the loss of any material benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, give rise to a right of modification under, require the payment of a penalty or any increased fees or amounts under, accelerate or result in the right of acceleration of the performance required by, or require any consent, approval or authorization to be obtained by Micron or any of its Subsidiaries from any Person under, or require any notification to be given by Micron or the Buyer to any Person under, any of the terms, conditions or provisions of any material Contract to which Micron or the Buyer is a party, or by which either or any of their respective properties or assets are bound, (c) result in the creation of any Lien upon any of the material properties or assets of Micron or the Buyer, or (d) conflict with or violate, in any material respect, any Applicable Law, except in the case of (b), (c) or (d) as would not have a material adverse effect on Micron or the Buyer or on the ability of either Micron or the Buyer to execute and deliver, perform its obligations under, or consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is or will be a party.

5.4 Necessary Approvals.  No consent, approval, authorization or notification of, or registration, declaration or filing with, any Governmental Entity is required to be made or obtained by or with respect to Micron or the Buyer in connection with the execution and delivery of this Agreement and each Ancillary Agreement to which Micron or the Buyer is or will be a party, the performance by Micron or the Buyer of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, except for (a) such

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consents, approvals, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (b) such filings with the Dutch trade register as required under Dutch law, (c) the filing of notification under, and expiration or early termination of the waiting period  (including any extension thereof) under, the HSR Act, as well as any required consents, approvals, authorizations, notifications, registrations, declarations, filings and expiration or early termination of the waiting periods (including any extension thereof) under the Antitrust Laws in other jurisdictions, if applicable, and (d) such consents, approvals, authorizations, notifications, registrations, declarations and filings the failure of which to make or obtain would not have a material adverse effect on Micron or the Buyer or on the ability of either Micron or the Buyer to execute and deliver, perform its obligations under, or consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is or will be a party.  Based on the representations of the Sellers in Section 4.8, no registration statement is required to be filed by Micron pursuant to the Securities Act in connection with the issuance and delivery to the Sellers of the Micron Shares.

5.5 Capitalization.  The authorized capital stock of Micron consists of three billion (3,000,000,000) shares of Micron Common Stock.  As of the close of business on February 5, 2010: (i) 851,311,564 shares of Micron Common Stock were issued and outstanding, and (ii) no shares of Micron Common Stock were held by Micron as treasury shares.  All outstanding shares of capital stock of Micron have been duly authorized, and all such issued and outstanding shares have been validly issued and are fully paid and nonassessable.  The Micron SEC Documents include information regarding equity securities reserved for issuance under Micron’s equity incentive plans and employee stock purchase plans and upon conversion of convertible securities as of the date hereof.  Except as set forth in the Micron SEC Documents filed prior to the date hereof, or as issued or granted pursuant to plans disclosed in the Micron SEC Documents filed prior to the date hereof, as of the date hereof, there are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which Micron or any of its Subsidiaries is a party or by which Micron or any of its Subsidiaries is bound obligating Micron or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Micron.

5.6 Micron Shares.  The Micron Shares have been duly authorized and, when issued as contemplated by this Agreement, will be validly issued, fully paid and nonassessable and will be free and clear of all Liens and defects of title other than (i) Liens set forth in the Stockholder Rights and Restrictions Agreement and (ii) any Liens which may be created by a Seller or any of its Affiliates.  The issuance and sale of the Micron Shares pursuant hereto will not give rise to any preemptive rights or rights of first refusal.

5.7 SEC Reports and Financial Information.

(a) From January 1, 2008 through the date hereof, Micron filed all forms, reports, registration statements, proxy statements and related documents (including, in each case, exhibits) required to be filed by it with the SEC (the “Micron SEC Documents”).  As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such

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amendment, (i) the Micron SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and, in each case, the applicable rules and regulations promulgated thereunder, and (ii) none of the Micron SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Micron SEC Document prior to the date hereof.

(b) The consolidated financial statements (including all related notes and schedules) of Micron included in Micron SEC Documents have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of Micron and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, none of which Micron expects, as of the date hereof, to be material, and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the rules and regulations of the SEC).

5.8 Compliance with Law.  Each of Micron and its Subsidiaries is in compliance with all Applicable Laws, except for any violations that would not, either individually or in the aggregate, have a material adverse effect on Micron and its Subsidiaries, taken as a whole.

5.9 Litigation.  Except as set forth in the Micron SEC Documents filed prior to the date hereof, as of the date hereof, there is no Action of any nature pending, or to the knowledge of Micron, threatened, against Micron or the Buyer, nor is there any Order binding on Micron or the Buyer or to which Micron or the Buyer is subject, in either case (a) which has or would reasonably be expected to have a material adverse effect on Micron and its Subsidiaries, taken as a whole or (b) arising out of or relating to this Agreement or any of the Ancillary Agreements to which Micron or the Buyer is or will be a party or the transactions contemplated hereby or thereby, which Action or Order, in the case of clause (b), would adversely affect Micron’s or the Buyer’s ability to consummate the transactions contemplated hereby.

5.10 Brokers’ and Finders’ Fees.  Neither Micron nor any of its Subsidiaries has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or any similar charges or agents’ commissions, fees related to investment banking or similar advisory services in connection with this Agreement or the Ancillary Agreements or any transaction contemplated hereby or thereby, nor will any Seller or any Affiliate of any Seller incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of Micron or any of its Subsidiaries; provided that fees owed by Micron to Goldman, Sachs & Co., as financial adviser in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, pursuant to an engagement entered into between such parties on or prior to the date hereof shall not be deemed to be a breach of the representations and warranties contained in this

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Section, so long as no Seller, nor any of Affiliate of any Seller, incurs, directly or indirectly, any Liability based on or arising out of such arrangements between Micron and Goldman, Sachs & Co.

5.11 Full Disclosure.  As of the date hereof, the information contained in the representations and warranties of Micron and the Buyer set forth in this Article V and in the Micron SEC Documents (as corrected by any subsequently filed Micron SEC Documents) with respect to the business, operations, results of operation and financial condition of Micron, taken together, is true and complete in all material respects and does not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.12 Non-Reliance.  Micron acknowledges that, in entering into this Agreement and the Ancillary Agreements and consummating the transactions contemplated by this Agreement and the Ancillary Agreements, it has not relied upon, and none of the Company, the Sellers nor any of their respective Affiliates have made, any representation or warranty to Micron or the Buyer, express or implied, with respect to the Shares, the Company and its Subsidiaries or their respective business, operations, assets, liabilities, results of operations, financial condition, technology and prospects, other than the representations and warranties made by the Company or the Sellers in Article III, Article IV or elsewhere in this Agreement or in any Ancillary Agreement or in any certificate executed and delivered by or on behalf of the Company or any of the Sellers or any of their respective Affiliates, or any Representatives of any of the foregoing by or on their behalf, pursuant hereto or thereto.  Nothing in this Section 5.12 shall obviate any rights or remedies that the Company or any of its Subsidiaries may have against any Seller or any of its Affiliates pursuant to any agreements entered into between such Seller or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, or any certificate or other instrument executed and delivered by or on behalf of such Seller or any of its Affiliates, or any Representatives of any of the foregoing by or on their behalf, to the Company or any of its Subsidiaries pursuant thereto.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1 Conduct of Business of the Company

(a) Except as expressly permitted by this Agreement, as expressly required by Section 6.1(b), as expressly contemplated by and in accordance with the M6 Option Agreement or as consented to in writing by Micron, during the Interim Period, the Company shall, and shall cause each of its Subsidiaries to, and each Seller agrees to use all reasonable efforts to cause the Company, and to cause the Company to cause its Subsidiaries, to, (i) maintain its existence in good standing under Applicable Law, (ii) operate its business in the ordinary course consistent with past practice, (iii) use its reasonable best efforts to pay or perform its Liabilities and obligations when due (subject to good faith disputes over such Liabilities and obligations and to the limitations in Section 6.1(b)) and (iv) use its reasonable best efforts to (A) preserve intact its

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present business organization, (B) keep available the services of its officers and key employees, (C) maintain its assets and properties in good operating condition and repair, (D) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, (E) keep in full force and effect all material Company Insurance Policies, and (F) prosecute and maintain all registrations and applications to register Company Intellectual Property Rights, including paying any Patent issuance, maintenance or other similar fees when due, and filing when due any certificates, notices or responses related to the prosecution or maintenance of any Company Intellectual Property Rights, except in the case of clauses (C), (D) and (F) above where (x) the failure to take such action does not and would not have an adverse impact on the business, operations, assets or properties of the Company and (y) the Company determines in good faith it would be commercially reasonable for the Company to refrain from taking such action.

(b) Without limiting the generality of Section 6.1(a), and except as expressly set forth in Schedule 6.1(b) (which shall be organized in numbered subsections corresponding with the clauses of this Section 6.1(b)), as expressly permitted by this Agreement, as expressly contemplated by and in accordance with the M6 Option Agreement or as consented to in writing by Micron, during the Interim Period, the Company shall not, and shall cause each of its Subsidiaries not to, and each Seller agrees to use all reasonable efforts to cause the Company, and to cause the Company to cause its Subsidiaries, not to:

(i) make, authorize, or make any commitment or any Contract with respect to, capital expenditures or capital additions or improvements, other than any capital expenditures, capital additions or improvements (A) that are specifically identified in, and to the extent provided by, the Approved Capital Expenditure Plan, or (B) that are not specifically identified in the Approved Capital Expenditure Plan but which do not exceed $3,000,000 in the aggregate over any thirty (30) day period;

(ii) (A) sell, license, transfer or assign to any Person any rights to any Company Intellectual Property Rights or Technology owned by the Company or any of its Subsidiaries or enter into or amend any Contract with respect to the Company Intellectual Property Rights or Technology owned by the Company or any of its Subsidiaries with any Person (other than pursuant to non-exclusive license agreements entered into with customers in the ordinary course of business consistent with past practice and solely for the purpose of permitting such customers to use or resell Company Products), (B) buy or license any Intellectual Property Rights or enter into or amend any Contract with respect to the Intellectual Property Rights or Technology of any Person, other than licenses with respect to generally commercially available Technology that is not included in a Company Product or used in or necessary to the manufacture of any Company Product, or (C) enter into or amend any Contract with respect to the development of any Intellectual Property Rights or Technology with any Person (other than Contracts with Company Employees and individual consultants and professional services Contracts with customers, in each case in the ordinary course of business consistent with past practice);

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(iii) take, or fail to take, any action that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Company Intellectual Property Rights;

(iv) enter into any new line of business or discontinue any line of business;

(v) cancel any debts or waive any claims or rights of substantial value (including the cancellation, compromise, release or assignment of any Indebtedness owed to, or claims held by, the Company or any its Subsidiaries), except for (A) cancellations made or waivers granted with respect to claims other than Indebtedness in the ordinary course of business consistent with past practice which do not exceed $5,000,000 in the aggregate, or (B) cancellations made or waivers granted with respect to customer credits for distributor returns, customer returns of defective products, negotiated refunds and other similar transactions, in each case, in the ordinary course of business consistent with past practice, none of which would be material in the aggregate with respect to any individual customer;

(vi) (A) terminate or extend, or materially amend, waive, modify, or violate the terms of, any Material Specified Contract, (B) enter into, terminate or extend, or materially amend, waive, modify, or violate the terms of, any Contract which would have constituted a Material Specified Contract had such Contract been entered into prior to the date hereof (taking into account the effects of such extension, amendment, waiver or modification), or (C) agree to be subject to any Order that would have been required to have been disclosed in the Disclosure Letter as an exception to the representations and warranties of the Company and the Sellers in Section 3.21 had such Order been in effect on or prior to the date hereof, other than, in the case of (A) and (B), the entry into, or the termination, extension, amendment, waiver or modification of, in the ordinary course of business consistent with past practice, (x) any sales, marketing or distribution Contract involving payment by or to the Company or any of its Subsidiaries of no more than $20,000,000 over the Term of such Contract  (except for any extension of payment terms under any such Contract) that is not a Specified Contract under Section 3.17(a)(vi) or (y) any other Material Specified Contract involving payment by or to the Company or any of its Subsidiaries of no more than $5,000,000 over the initial Term of such Contract not of a type described in paragraphs (i), (iv), (v), (vi), (vii), (viii), (xii) (provided that paragraph (xii) shall not be construed to cover a commercial development contract with an existing customer that is not material under which (A) the Company or its applicable Subsidiary agrees to design and manufacture for such customer a specific custom product, and (B) the Company or its applicable Subsidiary grants no license under Company Intellectual Property Rights to such customer other than rights sufficient to enable such customer to use and sell such custom product) and (xx) of Section 3.17(a) and which would not become a Contract of a type described in any such paragraphs as a result of any such amendment, waiver or modification;

(vii) (A) settle or compromise any pending or threatened Actions, except for compromises or settlements that are for monetary damages only and do not exceed $1,000,000 individually or in the aggregate or (B) commence any Actions other than in the

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ordinary course of business consistent with past practice or to enforce this Agreement or any Ancillary Agreement;

(viii) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or any capital stock of any Subsidiary of the Company, or split, combine or reclassify any Company Capital Stock or any capital stock of any Subsidiary of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or shares of any capital stock of any Subsidiary of the Company, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or shares of any capital stock of any Subsidiary of the Company (or options, warrants or other rights exercisable therefor); provided, however, that nothing in this subsection shall apply to dividends, between or among the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(ix) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of Company Capital Stock or shares of any capital stock of any Subsidiary of the Company or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue or purchase, any such shares or other convertible securities;

(x) cause or permit any amendments to its Governing Documents, or to the Governing Documents of any of its Subsidiaries;

(xi) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby);

(xii) acquire or agree to acquire by merging or consolidating with, or acquire or agree to acquire all or any substantial portion of the assets or any equity securities of, any business or any Entity or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole;

(xiii) sell, license, mortgage, transfer, lease, assign, pledge, subject to any Lien (other than a Permitted Lien) or otherwise dispose of or encumber any properties or assets (including stock or other ownership interests of its Subsidiaries), other than (A) dispositions of obsolete inventory, (B) dispositions of non-functioning or obsolete equipment or other tangible personal property (other than equipment) in the ordinary course of business consistent with past practice, (C) sales of Company Products in the ordinary course of business consistent with past practice and (D) granting of cash collateralized guarantees in the ordinary course of business consistent with past practice in amounts not to exceed $2,000,000 individually or $10,000,000 in the aggregate;

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(xiv) enter into any Contract to purchase, sell or assign any fee or leasehold interest in real property, grant any security interest in real property (other than a Permitted Lien), enter into any Contract to lease, sublease or license or other occupancy agreement with respect to any real property, or alter, amend or modify in any material manner, or terminate any of the terms of any Lease Agreements;

(xv) (A) incur or assume any Indebtedness within the meaning of clause (a) of the definition of  Indebtedness (and clause (i) of the definition of Indebtedness as it relates to Indebtedness within the meaning of such clause (a)), other than under the Credit Agreement, (B) incur or assume any Indebtedness within the meaning of clauses (b) through (h) of the definition of Indebtedness (and clauses (i) and (j) of the definition of Indebtedness as it relates to Indebtedness within the meaning of such clauses (b) through (h))  in an amount exceeding $5,000,000 in the aggregate, (C) issue any bonds, notes, debentures or similar instruments, (D) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Liabilities of any other Person (other than a Wholly-Owned Subsidiary), or (E) make any loans, advances or capital contributions to or investments in any other Person (other than a Wholly-Owned Subsidiary) except for (x) advances to employees of the Company or any of its Subsidiaries in accordance with the Company’s policies in the ordinary course of business consistent with past practice and (y) vendor financing provided solely in connection with the sale or license of Company Products in the ordinary course of business consistent with past practice that provides for payment terms not greater than one-hundred and twenty (120) days;

(xvi) enter into any Contract with respect to, or take any action in furtherance of, a Replacement Financing;

(xvii) (A) increase or accelerate benefits payable under any existing severance or termination pay policies or Company Employee Plan, (B) enter into any employment, deferred compensation or other similar Contract (or amend any such existing Contract) with any Officer or Director-level employee, (C) establish, adopt or amend (except as required by Applicable Law) any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any Company Employee, or (D) increase or change the salary, bonus or other benefits or compensation (including equity based compensation) payable (i) to any officer or director-level employee or (ii) to any Employee (other than in the ordinary course of business consistent with past practice, as required by Applicable Law or pursuant to a Labor Agreement);

(xviii) (A) adopt, modify, amend, or terminate any Company Employee Plan (other than executing the Company’s standard at-will offer letter, the form of which has been made available to Micron, provided that the offer letter does not provide for severance, termination or change of control payments or notice to terminate employment) or Labor Agreement, or (B) make any declaration or payment or enter into any Contract or obligation of any kind for the payment (whether in cash, equity or otherwise) by the Company or any of its ERISA Affiliates of any severance payment, change of control payment, termination payment,

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special bonus or special remuneration to any Person, other than payments made pursuant to written Contracts existing on the date hereof and disclosed in the Disclosure Letter or as otherwise required by Applicable Law;

(xix) (A) hire or offer to hire any new Officers or (B) terminate any Company Employees or induce, or attempt to induce, any of the Company Employees, whether directly or indirectly, to terminate their employment with or services to the Company or any of its Subsidiaries if any such terminations or induced terminations would, individually or in the aggregate, be reasonably expected to adversely effect the ability of the Company or any of its Subsidiaries to conduct its operations as currently conducted;

(xx) send any written communications (including electronic communications) to Company Employees regarding this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby or make any representations or issue any communications to Company Employees that are inconsistent with this Agreement, any of the Ancillary Agreements or the transactions contemplated hereby or thereby, including any representations regarding offers of employment from, or terms of employment with, Micron or any of it Subsidiaries following the Closing;

(xxi) pay, discharge or satisfy, in an amount in excess of $1,000,000 in any one case, or in the aggregate, any claim or Liability (absolute, accrued, asserted or unasserted, contingent or otherwise), including interest thereon, other than the payment, discharge or satisfaction when due and in the ordinary course of business consistent with past practice of Liabilities reflected or reserved against in the Current Balance Sheet or incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice;

(xxii) extend or delay the payment of any accounts payable, except with respect to any amounts that are subject to good faith disputes;

(xxiii) revalue any assets of the Company or any of its Subsidiaries (whether tangible or intangible), including writing off notes or accounts receivable, accelerate, settle, discount or compromise any accounts receivable or reverse any reserves with respect thereto, or adopt or change the Company’s accounting policies or procedures, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices, except insofar as may have been required by GAAP, or change their fiscal year end; or

(xxiv) take, commit or agree to take, any of the actions described in Sections 6.1(b)(i) through 6.1(b)(xxiii), inclusive.

(c) Without limiting the application of Section 6.1(a) or Section 6.1(b), except (A) as expressly set forth in Schedule 6.1(c), (B) as expressly contemplated by and in accordance with the M6 Option Agreement, but subject to Section 6.5, (C) for the settlement of Related Party Accounts (I) in the ordinary course of business consistent with past practice (provided, that

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such Related Party Accounts are (x) for services obtained in the ordinary course of business consistent with past practices under agreements existing as of the date hereof and identified under Section 3.19 of the Disclosure Letter or entered into after the date hereof in compliance with Section 6.1 and (y) are settled pursuant to the terms of such agreements or through off-set in a manner that would otherwise satisfy the requirements of this Section 6.1(c)) or (II) in accordance with Section 7.25, and (D) as consented to in writing by Micron, during the Interim Period, the Company will not, and will not permit any of its Subsidiaries to, and each Seller agrees to use all reasonable efforts to cause the Company, and to cause the Company to cause its Subsidiaries, not to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, Contract, loan, advance or guarantee with, or for the benefit of, any Seller or any of their respective Affiliates or any other Affiliate of the Company or any of its Subsidiaries (each, an “Affiliate Transaction”), and each Seller agrees that such Seller shall not, and shall cause each of its Affiliates not to, enter into, accept or participate in any Affiliate Transaction, unless (x) the terms thereof are no less favorable to the Company or such Subsidiary than those which would reasonably be expected to be obtained at the time of such transaction in an arm’s-length transaction with a Person who is neither a Seller nor an Affiliate of any Seller nor any other Affiliate of the Company or any of its Subsidiaries and (y) such Affiliate Transaction is entered into or made, as the case may be, in the ordinary course of business consistent with past practice.  The provisions of this Section 6.1(c) will not prohibit (i) transactions between or among the Company and its Subsidiaries; (ii) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company or employed by the Sellers or any of their Affiliates; (iii) any contribution of cash described in Section 12.5; and (iv) any employment or consulting agreement with natural Persons or reasonable and customary indemnification arrangements, entered into by the Company or any of its Subsidiaries and the payment of compensation to directors, officers and employees of the Company or any of its Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business consistent with past practice on customary and commercially reasonable terms.

(d) If the taking of any of the actions contemplated or required by, or the failure to take any of the actions prohibited by, Section 6.1(a), Section 6.1(b) or Section 6.1(c) or any other provision of this Agreement or any of the Ancillary Agreements would constitute a breach or violation by the Company or any of its Subsidiaries of any existing Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of the Sellers or any of their respective Affiliates, on the other hand, each Seller (on its own behalf and on behalf of each of its Affiliates) hereby (i) consents to the Company and any of its Subsidiaries, as the case may be, taking or failing to take each such action, and (ii) waives any and all claims it may have for any breach or violation that would result from the taking or failure to take any such action by the Company or any of its Subsidiaries.

6.2 Procedures for Requesting Micron Consent.  If the Company desires to take an action that would be prohibited, or refrain from taking an action that would be required, pursuant to Section 6.1 without the written consent of Micron, prior to taking, or refraining from taking,

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such action the Company may request such written consent by sending an e-mail or facsimile to each of the following individuals:

Karen Metz
Telephone: (208) 368-3828
Facsimile: (208) 368-3331
E-mail address: kmetz@micron.com

Jeffrey M. Moss
Telephone: (208) 368-4513
Facsimile: (208) 368-4540
E-mail address: jmmoss@micron.com

Either of the individuals set forth above may grant consent on behalf of Micron to the taking of any action which would otherwise be prohibited pursuant to Section 6.1, or the refraining to take any action which would otherwise be required pursuant to Section 6.1, by e-mail or such other notice that complies with the provisions of Section 12.2.

6.3 No Solicitation.

(a) During the Interim Period, each of the Numonyx Parties agrees with Micron that it will not, and will cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (i) knowingly solicit, initiate, seek, encourage, facilitate or support any inquiry, proposal or offer from, (ii) furnish any information to, (iii) participate in any discussions or negotiations with, or (iv) enter into any Contract with, any Person or its Representatives regarding any Alternative Transaction.  Each of the Numonyx Parties also agrees that it will, and will cause its Affiliates and its and their respective Representatives to, immediately cease any existing activities, discussions and negotiations with any Person and/or its Representatives with respect to any Alternative Transaction.  During the Interim Period, and subject to the terms and conditions of any confidentiality or non-disclosure agreement in effect prior to the execution hereof that expressly contemplates an Alternative Transaction, each of the Numonyx Parties shall promptly, and in any event within one (1) Business Day, notify Micron of the receipt (whether oral or in writing) by any Numonyx Party, its Affiliates or its or their respective Representatives of (a) any offer, proposal or inquiry from any Person regarding an Alternative Transaction, (b) any request from a Person for information or access to the properties, books or records of the Company or any Subsidiary relating to or under circumstances that would reasonably be expected to lead to an offer, proposal or inquiry regarding an Alternative Transaction, or (c) any other communication from a Person relating to or that would reasonably be expected to lead to an offer, proposal or inquiry regarding an Alternative Transaction.  Subject to the terms and conditions of any confidentiality or non-disclosure agreement in effect prior to the execution hereof that expressly contemplates an Alternative Transaction, any such notice delivered by a Numonyx Party to Micron shall be in writing and include (i) the identity of the Person making such offer, proposal or inquiry, requesting such information or access, or otherwise communicating with a Numonyx Party, its Affiliates or its or their respective Representative, and (ii) a copy of any written correspondence

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or other documents and materials, or if made orally, a summary of the terms and conditions of such offer, proposal or inquiry, request for information or access or other communication.

(b) The Parties acknowledge and agree that there would be no adequate remedy at law or in damages to compensate Micron and its Affiliates for a breach of this Section 6.3.  Each Numonyx Party hereby agrees that such Numonyx Party shall be responsible for any breach of this Agreement by it or any of its Affiliates or its or their respective Representatives.

6.4 Covenant Not to Transfer or Take Other Actions.  Each Seller agrees not to, directly or indirectly, without the prior written consent of Micron:  (a) offer for sale, sell, transfer, tender, pledge, hypothecate, assign or otherwise dispose of, or grant or enter into any Contract, option, commitment or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, hypothecation, assignment or other disposition of, or create or allow to exist any Lien (other than Liens under the Company’s Governing Documents and the Securityholders’ Agreement, each as in effect on the date hereof) on or with respect to, any or all of the Shares held by such Seller (or any interest therein); (b) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for any outstanding shares of Company Capital Stock; or (c) grant any proxies or powers of attorney with respect to the Shares held by such Seller, deposit any Shares into a voting trust or enter into any Contract with respect to the voting of any Shares.

6.5 Actions Under M6 Option Agreement.  During the Interim Period, (i) except as expressly consented to in writing by Micron (which consent shall not be unreasonably withheld, conditioned or delayed, unless any amendment, supplement, modification, consent or waiver described in this clause (i) would adversely affect the rights or obligations of Micron or the Company or any of their respective Subsidiaries under the M6 Option Agreement), the Company shall not, and shall cause each of its Subsidiaries not to, amend, supplement or otherwise modify, or grant any waiver of or consent under, any provision of the M6 Option Agreement (or agree to take any such action), it being understood that the Company’s right to grant its consent to extend the call option exercise period pursuant to Section 2.2 thereunder may not be exercised without the prior written consent of Micron (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) ST and the Company shall, and shall instruct its Representatives to, provide Micron and its Representatives with a reasonable opportunity to review and comment on any documents, certificates or other written instruments related to the transactions contemplated by the M6 Option Agreement prior to the execution and delivery thereof, and shall use all reasonable efforts to include in such documents, certificates and instruments comments reasonably proposed by Micron and its Representatives; provided, however, that (x) such obligation to include comments shall be limited to comments that are focused on maintaining consistency with the express terms of the M6 Option Agreement and (y) neither ST nor the Company nor any of their respective Subsidiaries shall propose drafts of any such documents, certificates or instruments with terms that are inconsistent with the express terms of the M6 Option Agreement.

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ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access to Information.

(a) During the Interim Period, the Company shall (and shall cause each of its Subsidiaries to) afford Micron and its Representatives reasonable access during normal business hours on reasonable notice upon the request of Micron or any of its Representatives to (i) all of the assets and Real Properties (including for the performance of all environmental testing or investigations (including but not limited to Micron’s Environmental Assessments) in a manner so as not to interfere with the normal operations of the Company, as Micron may desire, with Micron providing the Company and Sellers a scope of work in advance, performing such work in consultation with the Company, providing the Company and Sellers with an opportunity to take split samples of any environmental media collected at their own cost and expense and without interfering with Micron’s and its Representatives’ testing or investigations, and providing the Company and Sellers copies of all data and reports generated promptly upon their receipt by Micron and no later than the Closing Date), Contracts and books and records of the Company and its Subsidiaries, including Company Intellectual Property Rights, (ii) all other information concerning the business, finances, operations, properties, assets and personnel of the Company and its Subsidiaries as Micron and its Representatives may reasonably request and (iii) all current Company Employees as reasonably requested by Micron; provided, however, that no such access or information shall be required to be provided or given to the extent prohibited by Applicable Law, provided that the Company uses all reasonable efforts to establish with Micron a process that, through use of steps such as entering into appropriate data protection agreements, targeted redactions, the provision of information to counsel to review and summarize for Micron, or the use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and the Company, will provide Micron with timely access to the fullest extent possible to the substance of the access or information so requested pursuant to this Section 7.1(a), in each case, in a manner that allows the Company to comply with Applicable Law. The Company agrees to make available to Micron and its Representatives copies of internal financial statements promptly upon request.  The Company will use its reasonable best efforts to cause its employees and other Representatives, and the employees and other Representatives of its Subsidiaries, to cooperate with Micron and its Representatives in their investigation of the business of the Company and its Subsidiaries.

(b) Following the Closing, in addition to the applicable rights and obligations of the Parties under the Master Agreement, as amended by the Master Agreement Amendment, the Intel ATA, as amended by the Intel ATA Amendment, and the ST ACA, as amended by the ST ACA Amendment, each Party and their respective Subsidiaries and controlled Affiliates (the “Possessing Party”) will afford each other Party (the “Receiving Party”) and the Receiving Party’s Representatives, during normal business hours, reasonable access to information in the Possessing Party’s possession or control relating to the business and operations of the Company and its Subsidiaries prior to the Closing and, to the extent reasonably requested, at the Receiving

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Party’s expense, will provide copies and extracts therefrom, all to the extent that such access may be reasonably required by the Receiving Party in connection with (i) the preparation of Tax Returns, (ii) compliance with the requirements of any Governmental Entity or Applicable Law, (iii) the preparation of financial statements or (iv) to facilitate the resolution of claims made by any third party against any Micron Indemnitee or Seller Indemnitee pertaining to the business or operations of the Company and its Subsidiaries prior to Closing; provided, however, that nothing in this Section 7.1(b) shall be deemed to require any Party to disclose any information (x) that it is prohibited from disclosing under any non-disclosure agreement entered into prior to the date hereof or in the ordinary course of business consistent with past practice after the date hereof, or (y) the disclosure of which would jeopardize the preservation of any attorney-client privilege with respect thereto.

7.2 Public Disclosure.  None of the Parties nor any of their respective Affiliates shall issue any press release or otherwise make any public statement with respect to this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby without the prior written consent of each of the other Parties, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the NASDAQ Stock Market, the New York Stock Exchange or any other U.S. or non-U.S. securities exchange or market on which any securities of such Party are then listed or quoted, or any Governmental Entity regulating any such non-U.S. securities exchange or market. If any Party determines, with the advice of counsel, that it is required by Applicable Law or the rules and regulations of, or pursuant to agreement with, any such exchange or market to publicly disclose this Agreement or any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby, it shall, a reasonable time before making any such public disclosure, consult with the other Parties regarding such public disclosure and seek confidential treatment for such information to be so disclosed, as may be reasonably requested by any other Party.  If any Party determines to make any public statements with respect to this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby in accordance with the terms of this Agreement, then each other Party shall be entitled to make a public statement following such public statement; provided it coordinates the timing thereof with each other Party and obtains each other Party’s prior approval of the contents thereof, not to be unreasonably withheld, conditioned or delayed. The Parties agree to announce the execution of this Agreement in a press release at such time and in such form as is mutually agreed upon by all of the Parties.

7.3 Transaction Expenses.  Whether or not the Share Purchase and the other transactions contemplated by this Agreement and the Ancillary Agreements are consummated, all fees and expenses incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of other Persons incurred by a Party in connection therewith (“Transaction Expenses”), shall be the obligation of the respective Party incurring such fees and expenses, other than any reasonable and documented out-of-pocket costs or expenses incurred by the Company pursuant to Section 7.27.  Not later than the date of delivery of the Final Allocation pursuant to Section 2.2(a), the Company shall provide Micron with a detailed

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statement, prepared in good faith, in form and substance reasonably satisfactory to Micron (the “Statement of Expenses”), setting forth all Company Transaction Expenses incurred, or reasonably expected to be incurred, by the Company and its Subsidiaries, including the amounts paid, or to be paid, through the Closing.  The Statement of Expenses shall be certified by the Company’s Chief Financial Officer as true and correct as of the date thereof.

7.4 Reasonable Efforts; Regulatory Filings.

(a) Each of Micron, the Buyer, the Company and the Sellers shall use all reasonable efforts to:

(i) take, or cause to be taken, all actions, and refrain from omitting or failing to take any actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things, that are reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated hereby and by the Ancillary Agreements as promptly as reasonably practicable, including to cause the conditions to Closing set forth in Article IX to be satisfied (subject, in the case of Section 9.2(j), to the obligations and restrictions contained in Section 6.1 and, in the case of the Sellers, to Section 12.5);

(ii) take, or cause to be taken, all actions, and refrain from omitting or failing to take any actions, and do, or cause to be done, all things reasonably necessary or appropriate, in the most expeditious manner reasonably practicable, to obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations, or Orders required to be obtained by Micron, the Company, each Seller, or any of their respective Affiliates in connection with the authorization, execution and delivery of this Agreement and the Ancillary Agreements, the performance by each Party of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby;

(iii) as promptly as reasonably practicable, make all necessary filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents with respect to this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby under (A) any applicable federal, state or foreign securities laws, (B) any Antitrust Laws and any related governmental request thereunder (including voluntary submissions of information and documentary material requested by the appropriate Governmental Entities pursuant to any applicable Antitrust Laws), and (C) any other Applicable Law; and

(iv) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Ancillary Agreements.

The Parties shall furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.  For the avoidance of doubt, the Parties agree that

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nothing contained in this Section 7.4(a) shall modify or affect their respective rights and responsibilities under Section 7.4(b).

(b) Without in any way limiting the generality of Section 7.4(a), the Parties agree (i) to cooperate and to use all reasonable efforts to obtain any government clearances, consents, permits, waivers, authorizations or approvals required for Closing under the HSR Act and any other Applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), (ii) to respond to any requests for information from any Governmental Entity under any Antitrust Law and (iii) in the case of Micron and the Company, prior to receipt of the Antitrust Approvals, (A) to refrain from (x) directly or indirectly acquiring or entering into an agreement to acquire any equity interest in, or any material assets from, or (y) entering into or agreeing to enter into any joint venture or partnership (or similar transaction) with, any Person identified on Schedule 7.4(b), and (B) to refrain from publicly disclosing an intent, purpose or plan to take any of the actions prohibited by the foregoing clause (A), or the existence of discussions between such Party and any Person identified on Schedule 7.4(b) with respect to the matters described in the foregoing clause (A) (unless such Party or such Person is required to make such public disclosure in order to comply with Applicable Law); provided, however, that nothing contained in this Agreement will require any Party or any of its Affiliates to (x) litigate, pursue or defend any Action challenging any of the transactions contemplated hereby or by any of the Ancillary Agreements as violative of any Antitrust Laws, or (y) agree to (1) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of the Party or any of its Subsidiaries (including, with respect to Micron, the Company or any of its Subsidiaries following the Closing) or (2) the imposition on the Party or any of its Subsidiaries (including, with respect to Micron, the Company or any of its Subsidiaries following the Closing) of any impediment under any Antitrust Law, or of any other limitation on the ability of the Party or any of its Subsidiaries (including, with respect to Micron, the Company or any of its Subsidiaries following the Closing) to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Micron, the businesses of the Company and its Subsidiaries.  In connection with obtaining clearances or approvals under the Antitrust Laws, the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Law.

(c) Each Party will promptly (with respect to clauses (i), (ii) and (iii) below) and within one (1) Business Day (with respect to clause (iv) below) notify the other Parties in writing of (i) any communication received by that Party or any of its Affiliates from any Governmental Entity in connection with this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby (excluding any notification of the expiration or termination of any waiting period (or extension thereof) or of the receipt of any clearance, approval or consent) and, subject to Applicable Law, provide the other Parties with a copy of any

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such written communication (or written summary of any oral communication), (ii) any Action pending or, to its knowledge, threatened against such Party that challenges the transactions contemplated by this Agreement or any of the Ancillary Agreements, (iii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements and (iv) any notification of the expiration or termination of any waiting period (or extension thereof) or of the receipt of any clearance, approval or consent and, subject to Applicable Law, provide the other Parties with a copy of any such written communication (or written summary of any oral communication).  Each Party agrees that it will not participate in any substantive meeting or discussion with any Governmental Entity in respect of any filing, investigation or inquiry concerning the transactions contemplated by this Agreement or any of the Ancillary Agreements unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, give the other Parties the opportunity to attend and participate thereat.

7.5 Consents.  As soon as reasonably practicable following the date hereof, the Company will use all reasonable efforts to obtain such consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts as may be required to be obtained under the terms of such Contracts in connection with the consummation of the transactions contemplated hereby in order to avoid any of the consequences described in clauses (b) or (c) of Section 3.5, as may be reasonably requested by Micron after consultation with the Company, including all such consents, waivers and approvals with respect to the Contracts identified in Section 3.5 of the Disclosure Letter.  In connection with seeking such consents, waivers and approvals, the Company shall (A) keep Micron reasonably informed of all material developments, (B) at Micron’s request, include Micron in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder, and (C) inform Micron promptly of any demand or other request, which demand or request is made by any Person whose consent, waiver or approval is required, that the Company or any of its Subsidiaries pay any money to such Person, whether before, on or after the Closing Date, in order to obtain the consent, waiver or approval of such Person, and the amount of money so demanded or requested.  Neither the Company nor such Subsidiary shall be required to pay any money to such Person in order to obtain the consent, waiver or approval of such Person.  All such consents, waivers and approvals shall be in a form reasonably acceptable to Micron (it being agreed and understood that any consent, waiver or approval that is conditioned on the payment by the Company or any of its Subsidiaries of any money following the Closing Date to the Person whose consent, waiver or approval is sought hereunder, shall not be deemed unacceptable by Micron solely as a result of such condition).  Micron shall not have any liability to the Company, the Sellers or any other Person for any Liabilities resulting from the Company seeking to obtain such consents, waivers and approvals.

7.6 Notification of Certain Matters.  During the Interim Period, each Party shall promptly notify the other Parties in writing of (i) any fact, condition, event or occurrence known to such Party that will or is reasonably likely to result in the failure of any of the conditions contained in Article IX to be satisfied with respect to such Party or (ii) the commencement of any Action by or against such Party that will or is reasonably likely to affect the legality, validity

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or enforceability of this Agreement or any Ancillary Agreement, or seeking to enjoin, alter or delay the consummation of the transactions contemplated hereby or thereby.  No notification made by any Party pursuant to this Section 7.6 shall modify or otherwise affect in any manner the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and shall not be deemed to cure any related breaches of representations, warranties, covenants or agreements contained in this Agreement, nor shall the failure of any Party to take any action with respect to any such notice be deemed a waiver of any such breach or breaches or any such condition.

7.7 Company Approvals. Prior to the Closing, the Company and the Sellers shall take all actions necessary and appropriate, including holding a meeting, adopting appropriate resolutions and/or obtaining the written consents or waivers of the Company’s Supervisory Board (the “Supervisory Board”), the Company’s Managing Board (the “Managing Board”), the shareholders of the Company, and, if requested by Micron with reasonable advance notice, one or more of its Subsidiaries designated by Micron, to:

(a) approve this Agreement and each of the Ancillary Agreements to which the Company or any of its Subsidiaries is or will be a party and the transactions contemplated hereby and thereby as well as to approve the transfer of the Shares by the Sellers to the Buyer as required under the transfer restrictions included in the Company’s articles of association (including any required reapprovals thereof);

(b) (i) amend the articles of association of the Company in the form of the Pre-Closing Deed of Amendment, to take effect prior to the Closing, and (ii) subject to Applicable Law, amend the Governing Documents of any such designated Subsidiary, in each case in form and substance reasonably satisfactory to Micron, the Company and the Sellers and that is reasonably necessary (A) for the consummation of the transactions contemplated hereby or (B) to make appropriate modifications to any references therein to any of the Sellers or any of their respective Affiliates (the “Amended Subsidiary Governing Documents”), such amendments to take effect upon the Closing;

(c) elect new directors of any such designated Subsidiary (collectively, the “New Directors”), which New Directors shall be designated by Micron, to take office effective as of the Closing; and

(d) grant such other consents, approvals and waivers (which, in the case of consents, approvals or waivers of any of the Sellers, shall be at no cost to the Company, Micron or any of their respective Subsidiaries) as are reasonably requested by Micron in order to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with their respective terms (it being understood that the Sellers shall only be required to comply with this clause (d) in their capacities as securityholders of the Company and parties to any agreements to which the Company or any of its Subsidiaries is also a party); provided that nothing in this Section 7.7(d) shall expand or diminish in any way any of the obligations of any of the Sellers or the Company set forth in Section 7.17.

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The form and substance of the aforementioned resolutions, consents, approvals and waivers to be adopted by the Supervisory Board (the “Supervisory Board Resolutions”), the Managing Board (the “Managing Board Resolutions”), the shareholders of the Company (the “Shareholder Resolutions”) and any such designated Subsidiaries of the Company (the “Subsidiary Resolutions”) shall be subject to the prior review and consent of Micron, which shall not be unreasonably withheld, conditioned or delayed.

7.8 Resignations of Directors.  Prior to the Closing, (i) the Company shall, except as otherwise indicated by Micron to the Company in writing, use all reasonable efforts to cause each member of the Supervisory Board of the Company and each Director of its Subsidiaries to execute a resignation letter and general release, substantially in the form attached hereto as Exhibit A (each, a “Director Resignation Letter”), to be effective as of the Closing, provided that neither the Company nor any of its Subsidiaries shall pay any amounts to any such Supervisory Board member or Director in exchange for his or her resignation, and (ii) to the extent the Company is unable to obtain a Director Resignation Letter from any Person specified in clause (i) above, the Sellers (with respect to any member of the Supervisory Board of the Company) and the Company (with respect to each Director of the Company’s Subsidiaries that is an employee or other designee of any Seller or any Affiliate of a Seller) shall, except as otherwise indicated by Micron to the Company in writing, cause such Person to be removed from such Board, such removal to be evidenced in writing (each such writing, a “Director Removal Document” and, together with the Director Resignation Letters, the “Director Termination Documents”). The Buyer, acting in its capacity as the sole shareholder of the Company as of the Closing, shall (and Micron shall cause the Buyer to) adopt a resolution to discharge all persons who were Directors of the Company during the financial years 2009 and 2010 from liability for their supervision on the management by the Managing Board over the financial years 2009 and 2010, upon the adoption of the annual accounts of the financial years 2009 and 2010.  The Buyer and the Company shall (and Micron shall cause the Buyer to) deregister the aforementioned Directors of the Company from the Company’s trade register extract within five days after the Closing.

7.9 Tax Matters.

(a) Tax Returns. The Company shall prepare or cause to be prepared and shall timely file or cause to be timely filed all Tax Returns with respect to the Company and each of its Subsidiaries, except that Intel shall be responsible for and shall prepare at its own expense any United States federal income Tax Return of the Company (IRS Form 1065) for all periods through and including the Closing Date.  Except as provided in Schedule 7.9 or as requested by the Sellers and consented to in writing by Micron (such consent not to be unreasonably conditioned, withheld or delayed), all Tax Returns with respect to the Company and each of its Subsidiaries for any taxable period that ends prior to or includes the Closing Date shall be prepared in a manner consistent with prior Tax Returns filed by or with respect to the Company and each of its Subsidiaries, except as otherwise required by Applicable Law. The Company shall timely remit or cause to be remitted to the appropriate Governmental Entity all Taxes of the Company or any of its Subsidiaries shown to be due on such Tax Returns.  With respect to any

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such Tax Return that is material and is filed prior to Closing, the Sellers shall use all reasonable efforts to cause the Company to, and with respect to any such Tax Return that is material and that is filed following the Closing, Micron shall cause the Company to, provide a draft of such Tax Return, together with all supporting documents, to the other Party or Parties (as applicable) no later than 30 days prior to the filing thereof; and any disputes concerning the manner in which such Tax Returns are prepared shall be resolved as provided in Section 7.9(g).  Except as required by a determination of a Governmental Entity or as provided in Schedule 7.9, neither Micron, on the one hand, or the Sellers, on the other hand, shall amend or permit to be amended any Tax Returns of the Company or any of its Subsidiaries to the extent such amendment by or permitted by Micron could increase the liability of the Sellers for Taxes (whether under this Agreement or otherwise), or such amendment by or permitted by the Sellers could increase the liability of Micron or its Affiliates for Taxes (whether under this Agreement or otherwise), without the consent of the Party that could be adversely affected (such consent not to be unreasonably withheld, conditioned or delayed).  Unless Intel otherwise directs, none of Micron, the Company or any of their Affiliates shall change the classification for U.S. federal income tax purposes of the Company and its Subsidiaries for any taxable period or portion thereof ending on or before the Closing Date.

(b) Responsibility for Payment of Taxes.

(i) With respect to any Taxes attributable (as provided in Section 7.9(b)(vii)) to any Tax period or portion thereof ending on and including, or ending before, the Formation Closing Date (such periods, the “Pre-Formation Tax Period”, and such Taxes, “Pre-Formation Taxes”), Micron and its Affiliates shall be entitled to, and their sole recourse shall be the exercise of, any rights afforded to any of them pursuant to the Intel ATA, as amended by the Intel ATA Amendment and the ST ACA, as amended by the ST ACA Amendment, which amendments will set forth, among other things, that (1) notwithstanding anything to the contrary in the Intel ATA or the ST ACA, neither the Intel Indemnitees (as defined in the Intel ATA) nor the ST Indemnitees (as defined in the ST ACA) shall have any recourse against Micron or its Affiliates pursuant to the Intel ATA or the ST ACA for Taxes attributable to the Pre-Formation Tax Period or Pre-Closing Tax Period, (2) any unpaid Sales Taxes in connection with the transactions contemplated by the ST ACA or the Intel ATA and any Taxes described in the proviso in Section 5.8(b)(i) of the Intel ATA and the ST ACA (A) shall be the responsibility of ST or Intel as provided in the ST ACA or the Intel ATA, as applicable and to the extent allocated to ST or Intel therein, and (B) to the extent not so allocated, shall be the responsibility of the Sellers pursuant to the terms of this Agreement (and not the ST ACA or the Intel ATA), and (3) to the extent that any transaction, event or circumstance occurring or deemed to occur in the Pre-Closing Tax Period gives rise to Taxes attributable to the Pre-Formation Tax Period, the Sellers shall indemnify and hold harmless Micron and its Affiliates from and against such Taxes pursuant to the terms of this Agreement (and not the Intel ATA or the ST ACA).

(ii) Except as otherwise specifically provided in this Section 7.9, the Sellers shall be liable for, severally in proportion to their Indemnification Percentage and not

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jointly (except as provided in Section 10.3(g)), and shall indemnify and hold Micron and its Affiliates harmless from and against, all Taxes (including interest, penalties, and additions) (A) that arise as a result of any breach of any representation or warranty under Section 3.11 (Taxes) (disregarding any exceptions to any such representation or warranty set forth in the Disclosure Letter), provided such Taxes either (1) are attributable (as provided in Section 7.9(b)(vii)) to the Pre-Closing Tax Period, (2) arise as a result of a breach of the representation in Section 3.11(f), or (3) are interest, penalties, additions to tax or defense costs arising in a Post-Closing Tax Period with respect to Taxes otherwise indemnifiable by the Sellers pursuant to this Agreement, (B) that arise as a result of the transactions contemplated by Section 7.14 (Capitalization of Existing Notes), (C) that are described in Section 7.9(b)(i)(2)(B) or (D) that are attributable to the Pre-Formation Tax Period arising from any transaction, event or circumstance occurring or deemed to occur in the Pre-Closing Tax Period, in each case subject to the limitations set forth in Article X; provided, that the failure of Section 3.11(c) of the Disclosure Letter to list a jurisdiction in which the Company or any of its Subsidiaries is subject to a Tax, or a type(s) of Tax incurred in a particular jurisdiction in the ordinary course of business consistent with past practice, shall not in and of itself give rise to any liability pursuant to this Section 7.9(b)(ii).  Any refunds or credits of Taxes described in the preceding sentence that, following the Closing, are actually received in cash, or actually reduce the cash Taxes required to be paid, by Micron or any of its Affiliates shall be for the account of Sellers, and Micron will promptly pay or cause to be paid over to the Sellers any such refund or the amount of any such reduction.  If (A) an adjustment to a Tax Return that creates a liability for which Sellers are required to indemnify Micron Indemnitees gives rise to a correlative Tax benefit, and (B) such correlative Tax benefit is recognized in the form of a refund actually received in cash or an actual reduction in cash Taxes that otherwise would have been payable, and (C) such refund or reduction is recognized either (1) with respect to any of the five (5) taxable years following the taxable year in which the Closing Date occurs or (2) prior to the time the related indemnity payment is made, then Micron will promptly pay or cause to be paid over to the Sellers any such refund or the amount of any such reduction (or, if clause (2) above is applicable, such indemnity payment will be offset by the amount of such refund or reduction), provided that the Sellers have satisfied the related indemnification obligation pursuant to this Section 7.9.

(iii) Taxes and related Losses relating in any manner to the M6 Going Concern or the transactions contemplated by the M6 Option Agreement shall be borne as provided in the M6 Option Agreement.

(iv) [intentionally omitted.]

(v) Taxes arising from any bonuses or other compensatory payments in connection with the transactions contemplated by this Agreement, if any, shall be borne by the Company.

(vi) Except as otherwise specifically provided in this Section 7.9, the Buyer and Micron shall be liable for and shall indemnify and hold the Sellers harmless from and

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against all Taxes of the Company and its Subsidiaries attributable (as provided in Section 7.9(b)(vii)) to the Post-Closing Tax Period.

(vii) With respect to any taxable period that includes but does not end on the Formation Closing Date or the Closing Date, as applicable, Taxes shall be attributed to the Pre-Formation Tax Period, the Pre-Closing Tax Period and the Post-Closing Tax Period, as applicable, by means of a closing of the books and records of the Company or the relevant Subsidiary, as applicable, as of the close of the Formation Closing Date or the Closing Date, as applicable, as if the tax period ended as of such date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the relevant closing, shall be allocated between the portion of the taxable period ending on the Formation Closing Date or the Closing Date, as applicable, and the portion of the taxable period after such date in proportion to the number of days in each such portion of the taxable period; and, provided, further, that personal property, ad valorem and other similar Taxes that are not based on income, revenue, expenses or any items or combination thereof shall be allocated between the portions of the taxable period on or before the Formation Closing Date or the Closing Date, as applicable, and after such date in proportion to the number of days in each such portion.

(viii) In the event that either the Sellers or Micron or any of their respective Affiliates makes a payment for which the other Party is responsible under this Section 7.9, the other Party shall pay such reimbursement promptly upon request therefor, but in no event later than 30 days after the later of (A) the date such payment would become delinquent under Applicable Law or (B) presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section 7.9 and not made when due shall bear interest at the rate per annum equal to the rate of interest published from time to time by the Wall Street Journal Eastern Edition, as the “prime rate” at large U.S. money center banks prevailing during such period plus 3.0%, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(c) Sales Taxes.  All Sales Taxes arising out of or incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (other than Sales Taxes arising from any transactions between the Sellers and their Affiliates or between the Buyer and its Affiliates) shall be borne 50% by the Sellers and 50% by Micron, except as otherwise provided in the Ancillary Agreements. To the extent permitted by Applicable Law, the Parties shall cooperate and use reasonable best efforts to minimize such Sales Taxes.  To the extent a Governmental Entity provides notice to any of the Parties or any of their respective Affiliates of an audit, claim, dispute or controversy relating to Sales Taxes for which the other Party has any responsibility hereunder, the Party receiving the notice shall promptly notify the other Party. The Parties shall cooperate as reasonably requested to defend any audit with respect to Sales Taxes described herein, and the Party responsible therefor shall pay when due any additional Sales Taxes ultimately assessed.  Any refund or credit of Sales Taxes (including any interest received thereon) shall be shared 50% by the Sellers and 50% by Micron.

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(d) Treatment of Indemnity Payments. To the extent permitted by Applicable Law, the Parties shall treat all indemnification payments made under this Agreement as an adjustment to the consideration for the Shares for applicable Tax purposes.

(e) Tax Sharing Agreements.  Effective as of and after the Closing, neither the Company nor any of its Subsidiaries (nor Micron or any of its Affiliates by virtue of ownership of the Company or any of its Subsidiaries) shall have any liability under any Tax sharing, indemnification or allocation agreement (or similar agreement or arrangement) to which it is otherwise a party or by which it is otherwise bound, including the Letter of Undertaking between Numonyx Israel and Intel Israel relating to VAT, but excluding (i) this Agreement, (ii) the Ancillary Agreements, (iii) any such agreement entered into in the ordinary course of business consistent with past practice with vendors, lessors, employees or customers the primary purpose of which is not Tax related, and (iv) any such agreement with respect to Governmental Incentives (it being understood that agreements with respect to Governmental Incentives are governed by Section 7.22).

(f) Section 338(g) Election. The Parties agree that an election under Section 338(g) of the Code shall not be made with respect to the deemed purchase of the shares of Numonyx Cayman Corporation.

(g) Tax Return Dispute Resolution. If the Parties are unable to resolve any disputes regarding Tax Returns to be filed by or on behalf of the Company or any Subsidiary (other than Tax Returns for which Intel is responsible hereunder, which Tax Returns shall be filed as determined by Intel), the disputed issue or issues shall be referred for resolution to a partner at a “Big 4” accounting firm (or other internationally recognized accounting firm) reasonably acceptable to the Parties, who shall be requested to resolve the disputed issues, on the basis of the position most likely to be sustained if challenged in a court having first appellate jurisdiction over the matter (which for United States federal income tax issues shall be deemed to be the United States Court of Appeals for the circuit in which such matter would be heard). The scope of the accounting firm’s engagement (which will not be an audit) shall be limited to the resolution of the disputed issues in the Tax Returns at issue. The decision of such accounting firm shall be final and binding on the Parties, and the costs of such accounting firm shall be borne 50% by the Sellers and 50% by Micron.  If a disputed Tax Return becomes due (taking into account extensions of time to file, which shall be sought as necessary to avoid the delinquent filing of any Tax Returns of the Company or any of its Subsidiaries), it shall be filed as determined by the Party responsible for the preparation and filing of such Tax Return pursuant to this Agreement, and shall be amended and re-filed as required by the outcome of the referral to the accounting firm as provided herein.

(h) Tax Covenants for the Interim Period.  Except to the extent such actions pertain to Tax Returns for which Intel is responsible hereunder or as consented to in writing by Micron, during the Interim Period (notwithstanding anything in Section 7.9(i)(ii) to the contrary), the Company shall not, and shall cause each of its Subsidiaries not to, make or change any material Tax election (including any such election to change the status of any entity as a

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corporation, partnership or disregarded entity for Tax purposes), adopt or change any material Tax accounting method, enter into any closing agreement in respect of material Taxes, settle or compromise any material Tax claim or assessment, enter into or modify any Tax ruling or any Tax Agreement, engage in any negotiations or material discussions with any Governmental Entity regarding transfer pricing (including any such negotiations or material discussions with the Investment Center, regardless of whether such negotiations or material discussions initially commenced prior to the date hereof) or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, other than any such extension resulting solely from an extension of time to file a Tax Return of the Company or any of its Subsidiaries.

(i) Procedures Upon Notification of Tax Matter.  This Section 7.9(i) (and not Section 10.7) shall govern the procedures for notifying a Party of certain events with respect to Taxes and the manner in which Tax related audits and contests will be conducted.

(i) If any Governmental Entity issues a notice of audit, examination, administrative or judicial proceeding, inquiry or other document or request that could give rise to a liability of the Sellers for Taxes with respect to the Company or any Subsidiary (a “Tax Matter”), Micron shall, promptly upon receipt thereof by Micron, the Buyer and/or the Company or such Subsidiary, inform the Sellers of such Tax Matter in a written notice to each of the Sellers (the “Tax Matters Notice”).  The failure of Micron to timely forward such notification in accordance with the immediately preceding sentence shall not relieve the Sellers of their obligations under this Section 7.9 or Article X with respect thereto, if any, except and to the extent that the failure to timely forward such notification materially prejudices the ability of the Sellers, the Company or any Subsidiary to contest such liability for Taxes or increases the amount of such Taxes.  The Sellers have the sole right, but not the obligation, to represent the interests of the Sellers, the Company or any Subsidiary in any Tax Matter at the sole cost and expense of the Sellers; provided, however, that the Sellers shall not have such right if (i) Micron has indicated to the Sellers, in form and substance reasonably satisfactory to the Sellers, that it will not seek any amounts from the Sellers under this Agreement, the Intel ATA, the ST ACA or otherwise, as a result of such Tax Matter and (ii) such Tax Matter would not reasonably be expected to otherwise adversely affect the interests of any of the Sellers.  Unless the Sellers indicate to Micron within thirty (30) days following the Sellers’ receipt from Micron of the Tax Matters Notice that the Sellers intend to represent the interests of the Company, the Sellers shall be deemed to have declined to so represent the Company or Subsidiary, and Micron shall be responsible for such representation without prejudice to Micron’s rights under this Section 7.9 and Article X but subject to Section 7.9(i)(ii).  Regardless of which Party represents the interests of the Company or any Subsidiary in connection with a Tax Matter, the other Party shall have the right, upon written request by such Party to the Party representing the interests of the Company or a Subsidiary and at the requesting Party’s sole cost and expense, to participate in any and all substantive meetings or other proceedings (whether in-person or telephonic) and to receive copies of all substantive correspondence and other documentation with respect to such Tax Matter.

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(ii) The Sellers, on the one hand, and Micron and/or the Company or any of their respective Subsidiaries on the other hand, shall not enter into any compromise or agree to settle any claim pursuant to any Tax Matter or enter into or modify any Tax Agreement (unless such Tax Matter or Tax Agreement relates to a Governmental Incentive, in which case Section 7.22(a) shall govern, except that consent shall be required in accordance with this Section 7.9(i)(ii) with respect to any aspect of such Tax Matter or Tax Agreement that is not a Governmental Incentive) which would adversely affect the other Party (taking into account the other Party’s rights to indemnification or obligation to indemnify under this Agreement) without the written consent of the other Party, which consent may not be unreasonably withheld, conditioned or delayed.

(j) Tax Information for Seller Tax Compliance.  Following the Closing, Micron shall and shall cause the Company and each Subsidiary of the Company to cooperate as reasonably requested by each Seller (including by providing reasonable access to and permitting the making of copies of books and records and providing assistance, and making Employees available on a mutually convenient basis to provide additional information and explanations of any material provided) in order to enable such Seller to satisfy its Tax reporting and payment obligations with respect to its ownership interest in the Company (including preparing Tax Returns, preparing for an audit or for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes of or with respect to the Company or any Subsidiary); provided, that the requesting Seller shall reimburse Micron for reasonable out-of-pocket costs incurred to provide requested information upon presentation of reasonably satisfactory evidence of the amount of such costs.  Such information may include, but shall not be limited to, all of the information required to be set forth on Schedule K-1 to U.S. Internal Revenue Service Form 1065 with respect to such Seller for the taxable year of the Company ending on the Closing Date.  Micron shall cause the Company and each Subsidiary to retain in its possession supporting books and records and any other materials that pertain to Taxes of or with respect to the Company or any Subsidiary for any taxable period ending on or prior to or including the Closing Date until the later of (i) the time period such books and records are required to be retained under Applicable Law, and (ii) expiration of the relevant statute of limitations.  After such time, such materials may be disposed of; provided, that prior to such disposition Micron shall cause the Company and each Subsidiary to give the Sellers a reasonable opportunity to take possession of such materials.

(k) United States Tax Treatment of Transaction.  The Parties agree that, for United States federal income tax purposes, the purchase of the Shares pursuant to this Agreement shall be treated by Micron as a taxable acquisition by the Buyer of the assets of the Company and of any entity treated as a division or branch of the Company for such purposes and by each of the Sellers as a taxable sale of a partnership interest comprised of their Shares.

(l) Extensions of Statutes of Limitations. Without the advance written consent of the Sellers, not to be unreasonably withheld, conditioned or delayed, Micron shall not extend and shall not permit to be extended the statute of limitations on the assessment of any Tax with respect to a period for which the Sellers may be liable under this Agreement or otherwise for the

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related Taxes, other than any such extension resulting solely from an extension of the time to file a Tax Return of the Company or any of its Subsidiaries.

(m) Conflicts.  Notwithstanding anything to the contrary in this Agreement, the Intel ATA or the ST ACA, the matters described in Section 7.22 (Responsibility for Clawback Liabilities under Grants, Incentives and Tax Agreements) shall be governed by Section 7.22 and not this Section 7.9, the Intel ATA or the ST ACA, regardless of whether they otherwise would constitute Pre-Formation Taxes or be described in this Section 7.9.  Notwithstanding anything to the contrary in this Agreement, except as set forth in Section 7.22, all matters relating to Taxes shall be governed by this Section 7.9 to the extent of a conflict between the provisions of this Section 7.9 and any other provision of this Agreement, other than Section 7.22.  For the avoidance of doubt, Section 10.3(m) shall apply to matters relating to Taxes (other than Taxes governed by Section 7.22).

7.10 Directors and Officers Liability Insurance.

(a) Prior to the Closing Date, Micron shall purchase a six-year “tail” prepaid directors’ and officers’ liability insurance policy covering claims after the Closing arising from facts or events that occurred in whole or in part at or prior to the Closing Date and covering each Person who served as a Director or Officer of the Company or any of its Subsidiaries at any time prior to the Closing Date (each such Person, a “D&O Indemnified Party”) who is covered as of the Closing Date by the Company’s existing policy of the Company’s directors’ and officers’ liability insurance (the “Existing D&O Policy”), on terms and conditions no less favorable in the aggregate to the D&O Indemnified Parties than the terms and conditions in effect on the date hereof under the Existing D&O Policy.  Micron shall, and shall cause the Company to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for such six-year period following the Closing Date.  Notwithstanding the foregoing, Micron’s total expenditures on such “tail” policy shall not be required to exceed 200% of the current annual premium for the Existing D&O Policy and such expenditures shall not be a Company Transaction Expense; provided, that if Micron’s total expenditures on such “tail” policy would otherwise exceed 200% of the current annual premium for the Existing D&O Policy, Micron shall, and shall cause the Company to, obtain a policy with the greatest coverage available for a cost not exceeding 200% of the current annual premium for the Existing D&O Policy.

(b) The provisions of this Section 7.10 shall survive the Closing for a period of six (6) years and are (i) intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives, and shall be binding on all successors and assigns of Micron and the Company, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. In the event Micron or the Company (A) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and

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assign of Micron or the Company, as the case may be, honors the obligations set forth with respect to Micron or the Company, as the case may be, in this Section 7.10.

(c) Each Seller, on behalf of such Seller and each of such Seller’s successors and assigns (collectively, the “Releasor Parties”) and in such Seller’s capacity as a present or former securityholder of the Company or any of its Subsidiaries, effective as of the Closing, does hereby unconditionally, irrevocably and absolutely release and forever discharge each D&O Indemnified Party, in his or her capacity as such (collectively the “Released Parties”), from any and all loss, Liability, obligations, claims, costs, demands, Actions, causes of action, suits, debts, accounts, covenants, Contracts, controversies, damages and judgments of every kind, nature and character (including claims for damages, costs, expenses and attorneys’, brokers’ and accountants’ fees and expenses), in each case, arising from the Released Party’s status as a Director or Officer of the Company or any of its Subsidiaries or from any actions by or omissions of such Released Party acting in such capacity (including any fiduciary duty claims against the Released Parties) in connection with any transaction, affair, occurrence, act or omission, whether in law, equity or otherwise, whether known or unknown, suspected or unsuspected, that Releasor Party has as of the Closing, has ever had or at any time could have asserted against any of the Released Parties arising from such matters (collectively, the “Released Claims”).  Notwithstanding anything to the contrary contained herein, this release shall not operate to discharge or release the Released Parties from, and the Released Claims shall in no event include any rights or claims that a Releasor Party may have against any Released Party in any capacity other than as a securityholder of the Company or any of its Subsidiaries (including under any Contract such party may have with any Released Party in such other capacity).  Each such Releasor Party hereby irrevocably agrees, effective as of the Closing Date, to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Releasor Party’s behalf) any Action of any kind, in any agency, court or before any tribunal, against any Released Party based upon any Released Claim, it being the intent by such Releasor Party that with the execution by Releasor Party of this Agreement, the Released Parties will be absolutely, unconditionally and forever discharged of and from any and all obligations related in any way to the Released Claims.

(d) The Company and its Subsidiaries, on behalf of themselves and their respective successors and assigns (collectively, the “Company Releasor Parties”), effective as of the Closing, do hereby unconditionally, irrevocably and absolutely release and forever discharge each Person who served, prior to the Closing Date, as a Director of the Company or any of its Subsidiaries, in his or her capacity as such, who is not continuing as a Director of the Company or any of its Subsidiaries as of immediately following the Closing and who has executed and delivered a Director Resignation Letter on or prior to the Closing (collectively the “Company Released Parties”) from any and all loss, Liability, obligations, claims, costs, demands, Actions, causes of action, suits, debts, accounts, covenants, Contracts, controversies, damages and judgments of every kind, nature and character (including claims for damages, costs, expenses and attorneys’, brokers’ and accountants’ fees and expenses), in each case, arising from the Company Released Party’s status as a Director of the Company or any of its Subsidiaries or from any actions by or omissions of such Company Released Party acting in such capacity

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(including any fiduciary duty claims against the Company Released Parties) in connection with any transaction, affair, occurrence, act or omission, whether in law, equity or otherwise, whether known or unknown, suspected or unsuspected, that the Company Releasor Party has as of the Closing, has ever had or at any time could have asserted against any of the Company Released Parties arising from such matters (collectively, the “Company Released Claims”).  Each Company Releasor Party hereby irrevocably agrees, effective as of the Closing Date, to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Company Releasor Party’s behalf) any Action of any kind, in any agency, court or before any tribunal, against any Company Released Party based upon any Company Released Claim, it being the intent by such Company Releasor Party that with the execution by the Company of this Agreement, the Company Released Parties will be absolutely, unconditionally and forever discharged of and from any and all obligations related in any way to the Company Released Claims.

7.11 Confidentiality Obligations.

(a) Each Party, if and to the extent that it is a Receiving Party, hereby agrees that it shall, and shall cause its Affiliates to, subject to Section 7.11(b) and Section 7.11(c), unless otherwise agreed to in writing by the applicable Disclosing Party, (i) maintain all Confidential Information with at least the same degree of care it uses to protect its own confidential information, but in no case with less than reasonable care, (ii) not disclose or reveal any Confidential Information to any Person other than such Receiving Party’s Representatives who need to know the Confidential Information for any purpose in connection with the negotiation or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and (iii) cause such Representatives to observe the terms of this Section 7.11, in each case, except as required by Applicable Law.  Each Party, if and to the extent that it is a Receiving Party, shall be responsible for any breach of the terms of this Section 7.11 by it or its Representatives.

(b) In the event that a Receiving Party or any of its Representatives is required by Applicable Law or by legal process to disclose any Confidential Information, such Receiving Party, to the extent that it is permitted to do so under Applicable Law, shall provide the applicable Disclosing Party with prompt notice of such requirement in order to enable such Disclosing Party (i) to seek an appropriate protective order or other remedy, (ii) to consult with such Receiving Party with respect to such Disclosing Party’s taking steps to resist or narrow the scope of such request or legal process or (iii) to waive compliance, in whole or in part, with the terms of this Section 7.11.  In the event that such protective order or other remedy is not obtained, or such Disclosing Party waives compliance, in whole or in part, with the terms of this letter agreement, such Receiving Party or its Representative shall use all reasonable efforts to disclose only that portion of the Confidential Information which is legally required to be disclosed and to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.  In the event that such Receiving Party or its Representatives shall have complied fully with the provisions of this paragraph, such disclosure may be made by such Receiving Party or its Representatives without any liability hereunder.

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(c) Notwithstanding anything to the contrary set forth in this Section 7.11, (i) the obligations of Micron and the Buyer under this Section 7.11, to the extent either of them is a Receiving Party of Confidential Information of the Company or any of its Subsidiaries, including any of their respective properties, employees, finances, businesses and operations, shall terminate as of the Closing, and (ii) none of the Sellers, to the extent any of them is a Receiving Party of Confidential Information of the Company or any of its Subsidiaries, including any of their respective properties, employees, finances, businesses and operations, shall have any obligations under this Section 7.11 with respect to such Confidential Information until the Closing.  For the avoidance of doubt, nothing in this Section 7.11 limits or otherwise affects any rights or obligations of the Parties under the Intel-Micron Intellectual Property Agreement (Trade Secrets and Copyrights) or under the ST-Micron Intellectual Property Agreement.

(d) This Section 7.11 constitutes the entire agreement of the Parties with respect to Confidential Information, and takes precedence over and replaces any prior non-disclosure or similar agreement, oral or written, that may exist between any or all of the Parties (“Prior Confidentiality Agreement”) with respect to such Confidential Information.  This Agreement does not otherwise supersede or replace any Prior Confidentiality Agreement.

7.12 Non-Solicitation of Employees.

(a) From the period beginning on the date of this Agreement and continuing until the earlier of the Closing Date or the date this Agreement is terminated in accordance with its terms (such period, the “Non-Solicit Period”), neither Micron nor any of the Sellers shall, and each of Micron and each Seller shall cause their respective controlled Affiliates not to, directly or indirectly, solicit the performance of services by any current Company Employee for Micron, any such Seller or any of their respective controlled Affiliates or on behalf of or in conjunction with any other Person.

(b) The foregoing restrictions shall not apply (i) to responses to or follow-up hiring in respect of general solicitations or advertisements for job positions not specifically directed to current Company Employees; or (ii) to any current Company Employee who terminates his or her employment without any solicitation directly or indirectly from any Seller or any of its Affiliates, or Micron or any of its Affiliates.

7.13 Existing Bank Debt.

(a) Subject to Section 12.5 and Micron’s compliance with its funding obligations under Section 7.13(c), the Sellers and the Company shall cause the Facilities Agreement, dated March 25, 2008, between Numonyx B.V., Intesa Sanpaolo S.p.A. and Unicredit Banca D’Impresa S.p.A., as mandated Lead Arrangers (the “Lead Arrangers”), the financial institutions listed in Part B of Schedule 1 thereto, as lenders (the “Lenders”), Intesa Sanpaolo S.p.A., as issuing bank (the “Issuing Bank”), and Intesa Sanpaolo S.p.A., as agent (the “Agent” and, together with the Lead Arrangers, the Lenders and the Issuing Bank, the “Credit Agreement Counterparties”) (the “Credit Agreement”), and the related credit commitments, extensions of credit and letters of credit (the “Bank Financing”), to be repaid in full as

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contemplated by this Section 7.13 and terminated to the extent contemplated by Section 9.2(h) and the Pay-off Letter.

(b) In order to permit the repayment in full of the Credit Agreement Repayment Amount as contemplated by Section 7.13(a), Numonyx B.V. shall, and the Company shall cause Numonyx B.V. to, immediately prior to the Closing, deposit into an escrow account to be established with one or more of the Lead Arrangers or such other banks as may be reasonably acceptable to the Company, Micron, Intel and ST, by wire transfer of immediately available funds, an amount equal to the lesser of (i) the amount by which the Net Available Cash (calculated without giving effect to clauses (ii), (iii) and (iv) of the definition thereof) exceeds the amount set forth on Schedule 7.13(b) and (ii) the Credit Agreement Repayment Amount (such lesser amount, the “Company Deposit Amount”).  The arrangements with respect to such escrow account shall be reasonably satisfactory to the Company, Micron, Intel and ST, and shall provide inter alia that, (x) immediately following the Closing, the amounts on deposit in such escrow account shall be automatically released to the Lenders as payment on behalf of Numonyx B.V. of all or a portion of the Credit Agreement Repayment Amount and (y) if the Closing does not occur within two (2) Business Days after the date that such escrow account is funded by Numonyx B.V. in accordance with this Section 7.13(b), the amounts on deposit in such escrow account shall be automatically released to Numonyx B.V. on the next Business Day following such second Business Day.

(c) In order to permit the repayment in full of the Credit Agreement Repayment Amount as contemplated by Section 7.13(a), subject to the satisfaction or waiver of the conditions to closing set forth in Section 9.1 and Section 9.2 (other than the condition set forth in Section 9.2(h)(ii)) and the receipt of written confirmation from each of the Sellers that all of the conditions to closing set forth in Section 9.1 and Section 9.3 have been satisfied or irrevocably waived, if the Credit Agreement Repayment Amount exceeds the Company Deposit Amount, Micron shall, immediately prior to the Closing, deposit into an escrow account to be established with one or more of the Lead Arrangers or such other banks as may be reasonably acceptable to the Company, Micron, Intel and ST, by wire transfer of immediately available funds in accordance with written instructions provided to Micron by Numonyx B.V. no later than two (2) Business Days prior to the Closing Date, an amount equal to the amount by which the Credit Agreement Repayment Amount exceeds the Company Deposit Amount (such excess amount, the “Micron Deposit Amount”), such obligation to be satisfied by Micron immediately following confirmation by the Lenders that Numonyx B.V. and the Company have funded the Company Deposit Amount in accordance with Section 7.13(b).  The Micron Deposit Amount shall be made available and provided by the Buyer in the form of an interest-free loan to the Company and an amount of cash equal to the Micron Deposit Amount shall immediately be made available and provided by the Company in the form of an identical interest-free loan to Numonyx B.V.  The arrangements with respect to such escrow account and such interest-free loan shall be reasonably satisfactory to Micron, the Company, Intel and ST, and shall provide inter alia that, (x) immediately following the Closing, the amounts on deposit in such escrow account shall be automatically released to the Lenders as payment on behalf of Numonyx B.V. of a portion of the Credit Agreement Repayment Amount (and upon such release of such amounts

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on deposit, the Buyer and the Company agree that the Buyer and the Company shall each make a contribution to the capital (agiostorting) of the Company and Numonyx B.V., respectively, in an amount in cash equal to the Micron Deposit Amount immediately following the transfer of the Shares to the Buyer, provided that the Buyer’s and the Company’s respective obligations to make such capital contributions in cash (agiostorting) shall be simultaneously setoff against the claims of the Buyer and the Company, respectively, under their respective aforementioned relevant interest-free loans for an amount of cash equal to the Micron Deposit Amount) and (y) if the Closing does not occur within two (2) Business Days after the date that such escrow account is funded by Micron in accordance with this Section 7.13(c), the amounts on deposit in such escrow account shall be automatically released to Micron on the next Business Day following such second Business Day, which release shall constitute a repayment of the aforementioned interest-free loan by the Company to Numonyx B.V. and the aforementioned interest-free loan by the Buyer to the Company.

(d) The Sellers and the Company agree that, effective upon the Closing, that certain Reimbursement, Guaranty, Contribution and Intercreditor Agreement, dated as of March 25, 2008, by and among the Company, Numonyx B.V., ST and Intel (the “Contribution Agreement”) shall terminate, and no party thereto shall have any further rights or obligations thereunder (including under any provisions thereof that would otherwise survive a termination in accordance with its terms).

7.14 Capitalization of Existing Notes.

(a) At the Closing, each Seller will contribute to the capital of the Company, with no further effect on the Final Allocation, all of the principal amount of the Existing Notes outstanding as of the date of this Agreement held by such Seller plus all of the principal amount issued after the date of this Agreement as payment in kind with respect to such Existing Notes held by such Seller plus all accrued and unpaid interest through the Closing with respect to the foregoing, pursuant to the Capital Contribution Agreement substantially in the form attached hereto as Exhibit B (the “Capital Contribution Agreement”), all of which shall be cancelled and treated as a non-taxable transaction for all income Tax purposes; provided, however, that (i) in the event that the transactions contemplated by the M6 Option Agreement have been consummated (the date of such consummation being the “M6 Closing Date”) prior to the Closing, then $78,000,000.00 of accreted value of ST’s Existing Notes will have already been reduced on the M6 Closing Date as payment of the Call Option Exercise Price (as defined in the M6 Option Agreement), and (ii) in the event that the Call Option (as defined in the M6 Option Agreement) has been exercised prior to the Closing but the M6 Closing Date has not occurred prior to the Closing, then $78,000,000.00 of accreted value of ST’s Existing Notes will not be so contributed pursuant to the foregoing provisions of this Section 7.14(a) but will instead be treated at the Closing as prepayment of the Call Option Exercise Price, all in accordance with the terms of the M6 Option Agreement and the Capital Contribution Agreement.

(b) The Sellers and the Company agree that, effective upon the Closing, that certain Note Agreement, dated as of March 30, 2008, by and among ITA, ST, Redwood and PK

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(the “Note Agreement”) shall terminate, and no party thereto shall have any further rights or obligations thereunder (including under any provision thereof that would otherwise survive a termination in accordance with its terms).

7.15 Continuing and Transition Services.

(a) Intel Continuing and Transition Services.

(i) Intel Continuing Facility Services.  Intel shall, or shall cause its applicable Subsidiaries to, ensure that Fab 1 is supplied with facility-related services provided to Fab 1 as of the date hereof by Intel (the “Intel Continuing Facility Services”), subject to the provisions of this Section 7.15(a)(i), Section 7.15(a)(ii) and Section 7.15(a)(iv).  Accordingly, subject to Section 7.15(a)(ii) and Section 7.15(a)(iv), Intel shall, or shall cause its applicable Subsidiaries to, (A) provide all such Intel Continuing Facility Services required to be provided by Intel or its Subsidiaries under the Fab 1 Lease Amendment No. 2 and the Israel MBR Agreement (such Fab 1 Lease Amendment No. 2 and such Israel MBR Agreement collectively, the “Intel Continuing Services Contracts”) (the “Documented Intel Continuing Services”), and (B) further provide any Intel Continuing Facility Service not constituting a Documented Intel Continuing Service (the “Additional Intel Continuing Services”) to the Company (or its applicable Subsidiary), provided that upon receipt by Intel (or its applicable Subsidiary) of a request from the Company (or its applicable Subsidiary) or upon receipt by the Company (or its applicable Subsidiary) of a request from Intel (or its applicable Subsidiary), Intel (or its applicable Subsidiary) and the Company (or its applicable Subsidiary) shall promptly negotiate in good faith to either amend the Intel Continuing Services Contracts to set forth the terms and conditions of the Additional Intel Continuing Services, or enter into a new contract setting forth the terms and conditions of the Additional Intel Continuing Service(s) (each, a “New Intel Continuing Services Contract”).

(ii) Each Documented Intel Continuing Service shall be provided to Fab 1 in accordance with the terms of the applicable Intel Continuing Services Contract, and, for the avoidance of doubt, neither Intel nor any of its Affiliates shall have any obligation whatsoever to provide any Intel Continuing Facility Service on any terms or for any periods of time other than those set forth therein.  Except as may be otherwise set forth in any applicable New Intel Continuing Services Contract, each Additional Intel Continuing Service provided to Fab 1 in accordance with Section 7.15(a)(i) shall be provided with a quality, at a price and under other terms no less favorable to the Company or its applicable Subsidiary than those provided as of the date hereof with respect to such Additional Intel Continuing Service and, subject to the other provisions of this Section 7.15(a), for a service term coterminous with the term of the Fab 1 Lease, as amended from time to time.  Notwithstanding the foregoing, in the event that any Additional Intel Continuing Service is provided other than pursuant to an amended Intel Continuing Services Contract or a New Intel Continuing Services Contract at any time after the date that is two (2) years following the Closing Date and  Intel’s or its applicable Subsidiary’s continued provision of such Additional Intel Continuing Service would result in Intel or its applicable Subsidiary not fully recovering its actual fully-burdened costs of providing such

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Additional Intel Continuing Service, plus a margin of seven and one half percent (7.5%), then Intel (or its applicable Subsidiary) and the Company (or its applicable Subsidiary) shall, if requested by Intel, negotiate in good faith to reach agreement with respect to any changes in the quality, price or other terms under which such Additional Intel Continuing Service is to be provided from and after such time.  If Intel (or its applicable Subsidiary) and the Company (or its applicable Subsidiary) are unable to reach such agreement within six (6) months following such request by Intel with respect to any Additional Intel Continuing Service, then Intel may, at its sole option, either (1) unilaterally modify the charges for such Additional Intel Continuing Service in a manner reasonably calculated by Intel to provide for the full recovery of its and its Subsidiaries’ actual fully-burdened costs of providing such Additional Intel Continuing Service, plus a margin of seven and one half percent (7.5%), provided that such adjustment shall have no retroactive effect or retroactive application to fees paid, due or owing by the Company or its applicable Subsidiary with respect to such Additional Intel Continuing Service or (2) if such Additional Intel Continuing Service (A) would not require the Company or its applicable Subsidiary to replicate at a Company or Subsidiary facility any material capital assets located at the Intel facility proximate to Fab 1 and used by Intel to provide such Additional Intel Continuing Service, and (B) is capable of being provided by a third party or the Company or its applicable Subsidiaries without undue effort by or costs to the Company or its applicable Subsidiaries, terminate such Additional Intel Continuing Service upon reasonable prior written notice to the Company, which in no event shall be provided fewer than ninety (90) days prior to any such termination.

(iii) Intel Transition Services.  Intel shall, or shall cause its applicable Subsidiaries to, ensure that the Company and its applicable Subsidiaries are supplied with the support services (the “Intel Transition Services”) required to be provided by Intel or its Subsidiaries under the Transition Services Agreement, dated March 30, 2008, by and between Intel and Numonyx B.V., as amended by Amendment No. 2, dated October 1, 2009 (the “Intel Transition Services Contract”), subject to the provisions of this Section 7.15(a)(iii)  and Section 7.15(a)(iv).  Subject to Section 7.15(a)(iv), each Intel Transition Service shall be provided in accordance with the terms of the Intel Transition Services Contract.  Intel (or its applicable Subsidiaries) shall further provide any Intel Transition Service provided as of the date hereof but that is not covered by the Intel Transition Services Contract (the “Additional Intel Transition Services”), in each case, if so requested by the Company (or its applicable Subsidiaries) prior to the expiration of ninety (90) days from the date hereof (the “Intel Request Period”); provided that any such request not made prior to the expiration of the Intel Request Period shall not be effective hereunder.   Such Additional Intel Transition Service shall be reflected within an additional or amended written schedule to the Intel Transition Services Contract, the terms of which additional or amended written schedule shall be negotiated in good faith by the Company (or its applicable Subsidiary) and Intel (or its applicable Subsidiary) and shall set forth the terms and conditions of such Additional Intel Transition Service.  Each Intel Transition Service and Additional Intel Transition Service shall be provided in accordance with the terms of the Intel Transition Services Contract and, for the avoidance of doubt, neither Intel nor any of its Affiliates shall have any obligation whatsoever to provide any Intel Transition Service on any terms or for any periods of time other than those set forth therein.  For the

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avoidance of doubt, no Intel Transition Service provided under the Intel Transition Services Contract shall be required to be provided by Intel (or its applicable Subsidiary) at any time following June 30, 2010 and Additional Intel Transition Services shall not include any service not provided by Intel to the Company or any of its Subsidiaries as of the date hereof.

(iv) Excluded Continuing and Transition Services.  Notwithstanding any other provision of this Section 7.15(a), neither Intel nor any of its Affiliates shall be required to provide any Intel Continuing Facility Service or Intel Transition Service set forth on Schedule 7.15(a)(iv).

(v) Intel, the Company and Micron shall use all reasonable efforts and shall otherwise cooperate to identify and define with reasonable particularity all such existing Contracts and services described in this Section 7.15(a) prior to the Closing Date, and shall negotiate in good faith one or more written Contracts, or written schedules to the Intel Continuing Services Contracts or Intel Transition Services Contract (as applicable), documenting such parties’ agreement(s) with respect to each Additional Intel Continuing Service or Additional Intel Transition Service (as applicable) required to be provided hereunder.

(b) ST Continuing and Transition Services.

(i) ST Existing Documented Services.  Effective as of the Closing Date, each of the Contracts between ST (or its applicable Subsidiaries) and the Company (or its applicable Subsidiaries) set forth in Schedule 7.15(b)(i) (the “Existing ST Services Contracts”) shall be terminated and of no further force and effect, and replaced in their entirety by the applicable Continuing Services Agreement, Transition Services Agreement or Reverse Continuing Services Agreement to be entered into at the Closing between ST (or its applicable Subsidiaries) and the Company (or its applicable Subsidiaries) pursuant to (ii), (iii) and (iv) of Section 7.15(b).

(ii) ST Documented Continuing Services and Reverse Continuing Facility Services.  At the Closing, ST (or its applicable Subsidiaries) and the Company (or its applicable Subsidiaries) shall enter into ST Continuing Services Agreements and ST Reverse Continuing Services Agreements.  From and after the Closing Date, and subject to this Section 7.15(b)(iii), ST shall, or shall cause its applicable Subsidiaries to, provide all services described in the schedules attached to the applicable Continuing Services Agreement pursuant to the terms set forth in such Continuing Services Agreement (the “Documented ST Continuing Services”), and the Company shall, or shall cause its applicable Subsidiaries to, provide all services described in the schedules attached to the applicable Reverse Continuing Services Agreement pursuant to the terms set forth in such Reverse Continuing Services Agreement (the “Documented ST Reverse Continuing Services”).  Each Documented ST Continuing Service and Documented ST Reverse Continuing Service, as applicable, shall be provided in accordance with the terms of the ST Continuing Services Agreement or ST Reverse Continuing Services Agreement, as applicable, governing the provision of such Documented ST Continuing Service or Documented ST Reverse Continuing Service, as applicable, and, for the avoidance of doubt, neither ST nor any of its Affiliates shall have any obligation whatsoever to provide any

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Documented ST Continuing Service, and neither the Company nor any of its Affiliates shall have any obligation whatsoever to provide any Documented ST Reverse Continuing Service, on any terms or for any periods of time other than those set forth therein.

(iii) ST Additional Continuing Facility Services and Reverse Continuing Facility Services.

(A) ST shall, or shall cause its applicable Subsidiaries to, ensure that the Company and its Subsidiaries are supplied with all services of a continuing nature (i.e., facility-related services and other services that are (i) not general and administrative services or corporate support services (unless related to manufacturing support) and (ii) not reasonably independently performable by the Company or its Subsidiaries or a third party without significant disruption, start-up expenditures or significant cost increase to the Company) as are provided as of the date hereof by ST or its applicable Subsidiaries to the Company and its Subsidiaries, to the extent such services do not constitute Documented ST Continuing Services and were not required to be provided to the Company and its Subsidiaries at any time prior to the Closing Date by ST or its Subsidiaries pursuant to the face of any schedule to any Existing ST Services Contract, provided such schedule was made available to Micron (the “Additional ST Continuing Services”), subject to the provisions of this Section 7.15(b)(iii).  Where clause (ii) of this Section 7.15(b)(iii)(A) is the sole reason a service may not constitute an Additional ST Continuing Service, ST shall continue to provide such service on the same terms and conditions as if such service constituted an Additional ST Continuing Service for a reasonable transitional period of time under the circumstances to allow the Company and its Subsidiaries to find an alternative service provider.  For the avoidance of doubt, services that may fall within the scope of this Section 7.15(b)(iii)(A) may include services of a continuing nature previously considered or referred to as “transition services” or “TSAs” by either the Company or ST prior to the date hereof, provided that such services do not appear on the face of any schedule to any Existing ST Services Contract.

(B) The Company shall, or shall cause its applicable Subsidiaries to, ensure that ST and its Subsidiaries are supplied with all services of a continuing nature (i.e., facility-related services and other services that are (i) not general and administrative services or corporate support services (unless related to manufacturing support) and (ii) not reasonably independently performable by ST or its Subsidiaries or a third party without significant disruption, start-up expenditures or significant cost increase to ST) as are provided as of the date hereof by the Company or its applicable Subsidiaries  to ST and its Subsidiaries, to the extent such services do not constitute Documented ST Reverse Continuing Services and were not required to be provided to ST and its Subsidiaries at any time prior to the Closing Date by the Company or its Subsidiaries pursuant to the face of any schedule to any Existing ST Services Contract (the “Additional ST Reverse Continuing Services” and, together with the Additional ST Continuing Services, the “Additional ST Continuing/Reverse Services”), subject to the provisions of this Section 7.15(b)(iii).  Where clause (ii) of this Section 7.15(b)(iii)(B) is the sole reason a service may not constitute an Additional ST Reverse Continuing Service, the Company shall continue to provide such service on the same terms and conditions as if such service

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constituted an Additional ST Reverse Continuing Service for a reasonable transitional period of time under the circumstances to allow ST and its Subsidiaries to find an alternative service provider.  For the avoidance of doubt, services that may fall within the scope of this Section 7.15(b)(iii)(B) may include services of a continuing nature previously considered or referred to as “transition services” or “TSAs” by either the Company or ST prior to the date hereof, provided that such services do not appear on the face of any schedule to any Existing ST Services Contract.

(C) The Party providing (or causing its Subsidiaries to provide) any Additional ST Continuing/Reverse Service shall be the “ST Services Providing Party” with respect to such Additional ST Continuing/Reverse Service, and the Party receiving (or having its Subsidiaries receive) any Additional ST Continuing/Reverse Service shall be the “ST Services Receiving Party” with respect to such Additional ST Continuing/Reverse Service.  Each Additional ST Continuing/Reverse Service provided in accordance with this Section 7.15(b)(iii) shall be provided with a quality, at a price and under other terms no less favorable to the ST Services Receiving Party (or its applicable Subsidiaries) than those provided as of the date hereof with respect to such Additional ST Continuing/Reverse Service and, for the avoidance of doubt, for a service term consistent with the longest term of any applicable lease or sublease relating to the Real Property to or from which the service is provided (but subject in all cases to the last sentence of this Section 7.15(b)(iii)).

(D) Further, upon receipt by the ST Services Providing Party (or its applicable Subsidiary) of a request from the ST Services Receiving Party (or its applicable Subsidiary), the ST Services Providing Party (or its applicable Subsidiary) and the ST Services Receiving Party (or its applicable Subsidiary) shall promptly negotiate in good faith to either amend the applicable ST Continuing Services Agreements or ST Reverse Continuing Services Agreements to set forth the terms and conditions of the applicable Additional ST Continuing/Reverse Services, or enter into a new contract (each, a “New ST Continuing/Reverse Services Contract”) setting forth the terms and conditions of the Additional ST Continuing/Reverse Service(s). Requests to establish terms and conditions for an Additional ST Continuing/Reverse Service under this Section 7.15(b)(iii) shall be made by the ST Services Receiving Party within one (1) year following the Closing Date, otherwise such request shall not be effective hereunder.  Any Additional ST Continuing/Reverse Service made subject to a New ST Continuing/Reverse Services Contract or amended ST Continuing Services Agreement or ST Reverse Continuing Services Agreement  shall thereafter constitute a Documented ST Continuing Service or Documented ST Reverse Continuing Service, as applicable, subject to Section 7.15(b)(ii) from and after the date of the applicable agreement becomes effective and thereafter shall not constitute an Additional ST Continuing/Reverse Service subject to this Section 7.15(b)(iii).  Notwithstanding the foregoing, in the event that any Additional ST Continuing/Reverse Service is provided at any time after the date that is two (2) years following the Closing Date and the ST Services Providing Party’s or its applicable Subsidiary’s continued provision of such Additional ST Continuing/Reverse Service would result in the ST Services Providing Party or its applicable Subsidiary not fully recovering its actual fully-burdened costs of providing such Additional ST Continuing/Reverse Service plus a

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margin of seven and one half percent (7.5%), then the ST Services Providing Party (or its applicable Subsidiary) and the ST Services Receiving Party (or its applicable Subsidiary) shall, if requested by the ST Services Providing Party, negotiate in good faith to reach agreement with respect to any changes in the quality, price or other terms under which such Additional ST Continuing/Reverse Service is to be provided from and after such time.  If the ST Services Providing Party (or its applicable Subsidiary) and the ST Services Receiving Party (or its applicable Subsidiary) are unable to reach such agreement within six (6) months following such request by the ST Services Providing Party with respect to any Additional ST Continuing/Reverse Service, then the ST Services Providing Party may, at its sole option, either (1) unilaterally modify the charges for such Additional ST Continuing/Reverse Service in a manner reasonably calculated by the ST Services Providing Party to provide for the full recovery of its and its Subsidiaries’ actual fully-burdened costs of providing such Additional ST Continuing/Reverse Service, plus a margin of seven and one half percent (7.5%), provided that such modification shall have no retroactive effect or retroactive application to fees previously paid, due or owing by the ST Services Receiving Party or its applicable Subsidiary with respect to such Additional ST Continuing/Reverse Service or (2) if such Additional ST Continuing/Reverse Service (A) would not require the ST Services Receiving Party or its applicable Subsidiary to replicate at any of the Real Property or any ST facility, as applicable, any material capital assets located at the ST facility or Real Property, as applicable, proximate to such Real Property or ST facility, as applicable, and used by the ST Services Providing Party to provide such Additional ST Continuing/Reverse Service, and (B) is capable of being provided by a third party or the ST Services Receiving Party or its applicable Subsidiaries without undue effort by or costs to the ST Services Receiving Party or its applicable Subsidiaries, terminate such Additional ST Continuing/Reverse Service upon reasonable prior written notice to the ST Services Receiving Party, which in no event shall be provided fewer than ninety (90) days prior to any such termination.

(iv) ST Transition Services.  At the Closing, ST (or its applicable Subsidiaries) and the Company (or its applicable Subsidiaries) shall enter into the ST Transition Services Agreement.  From and after the Closing Date, ST shall, or shall cause its applicable Subsidiaries to, provide all support services described in the schedules attached to the ST Transition Services Agreement pursuant to the terms set forth in the ST Transition Services Agreement (the “Documented ST Transition Services”).  In addition, ST shall, or shall cause its applicable Subsidiaries to, provide all transition support services provided to the Company (or its applicable Subsidiaries) as of the date hereof by ST (or its applicable Subsidiaries) to the extent such transition support services do not constitute Documented ST Transition Services and were not required to be provided to the Company and its Subsidiaries at any time prior to the Closing Date by ST or its Subsidiaries pursuant to the face of any schedule to any Existing ST Services Contract, provided such schedule was made available to Micron (the “Additional ST Transition Services”); provided that the Company (or its applicable Subsidiaries) must request such Additional ST Transition Service prior to the expiration of one-hundred and eighty (180) days from the date hereof (“ST Request Period”), otherwise any such request not made prior to the expiration of the ST Request Period shall not be effective hereunder.  Such Additional ST Transition Service shall be reflected within an additional or amended written schedule to the ST

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Transition Services Agreement, the terms of which additional or amended written schedule shall be negotiated in good faith by ST (or its applicable Subsidiary) and the Company (or its applicable Subsidiary) and shall set forth the terms and conditions of such Additional ST Transition Services.  Each ST Transition Service and Additional ST Transition Service shall be provided in accordance with the terms of the ST Transition Services Agreement and, for the avoidance of doubt, neither ST nor any of its Affiliates shall have any obligation whatsoever to provide any ST Transition Service on any terms or for any periods of time other than those set forth therein.

(v) ST, the Company and Micron shall use reasonable efforts and shall otherwise cooperate to identify and define with reasonable particularity all such existing Contracts and services described in this Section 7.15(b) prior to the Closing Date and to provide written schedules to the Continuing Service Agreement(s) or Transition Services Agreement (as applicable) and Reverse Continuing Services Agreement(s) contemplated for execution pursuant to this Section 7.15(b), and shall further negotiate in good faith one or more written Contracts, or written schedules to such Continuing Service Agreement(s), Transition Services Agreement (as applicable) and Reverse Continuing Services Agreement(s), documenting such parties’ agreement(s) with respect to services required to be provided hereunder.

7.16 Fab 1 Lease.  From and after the Closing, each of Micron and the Buyer shall cause Numonyx Israel to comply with the terms of the Fab 1 Lease, as amended from time to time (it being acknowledged and agreed that, for these purposes, Clauses 17.1, 17.2 and 21.3 of the Fab 1 Lease, as amended by the Fab 1 Lease Amendment No. 2, shall be deemed to have been stated in their entirety (mutatis mutandis) in this Agreement), provided that any such amendment entered into from and after the date hereof and prior to the Closing shall have been consented to in writing by Micron.

7.17 Other Agreements.

(a) At the sole cost of ST, ST and the Company shall cause the Lease Agreement, dated December 17, 2007, by and between STMicroelectronics Pte Ltd and STMicroelectronics (Memory) Pte Ltd (now known as Numonyx Pte Ltd), for parts of No 18, Ang Mo Kio Industrial Park 2, Singapore (the “Singapore Copper Fab Lease”) to be amended to (i) extend the term of the Singapore Copper Fab Lease until January 1, 2012, (ii) delete the landlord’s right to terminate the Singapore Copper Fab Lease on 90 days’ prior written notice contained in Section 5.17 of the Singapore Copper Fab Lease, and (iii) provide that any obligation to return the demised premises to its original condition shall be subject to customary ordinary wear and tear exceptions and any requirement that such condition be to the landlord’s satisfaction shall be subject to a reasonableness standard, which amendment shall be in form and substance reasonably satisfactory to Micron and take effect upon the Closing.

(b)  The Company shall use all reasonable efforts to cause, prior to the Closing Date, (i) the Housing and Development Board of Singapore (the “HDB”) to issue to Numonyx Pte Ltd a lease (the “Singapore Lease”), on terms and conditions substantially similar to the terms and conditions of the existing lease to which the Singapore Real Property is subject

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as of the date hereof, and in all other respects reasonably acceptable to Micron, pursuant to which the HDB shall lease to Numonyx Pte Ltd the improved real property known as No. 8 Ang Mo Kio Ave 12 and a portion of the improved real property known as No. 18 Ang Mo Kio Industrial Park 2, Singapore, such portion known as New Lot No. 16762C comprising approximately 3941.1 square meters (collectively, the “Singapore Real Property”), (ii) the Singapore Lease to be registered with the Singapore Land Authority, and (iii) the Singapore Land Authority to issue a certificate of title in respect of the registered Singapore Lease.  The Company shall keep Micron reasonably informed of all material developments in connection with the Company’s performance of its obligations under this Section 7.17(b) and, at Micron’s request, shall include Micron in any discussions or communications with the HDB and the Singapore Land Authority.  ST shall, at its sole cost and expense, use all reasonable efforts to cooperate with the Company to facilitate the foregoing.  To the extent any of the events described in clauses (i), (ii) and (iii) above have not occurred prior to the Closing Date, ST shall, at its sole cost and expense and until each of the events described in clauses (i), (ii) and (iii) shall have occurred, (x) continue to exercise all reasonable efforts to cooperate with the Company to facilitate the foregoing until such events have occurred, (y) shall not, and shall cause its Affiliates not to, disturb or impair Numonyx Pte Ltd’s use and enjoyment of and manufacturing activities on the Singapore Real Property in any material respect, and shall use all reasonable efforts to ensure that Numonyx Pte Ltd’s use and enjoyment of and manufacturing activities on the Singapore Real Property shall not otherwise be disturbed or impaired in any material respect, and (z) shall cooperate following the Closing in any reasonable arrangement consistent with Applicable Law and contractual obligations (including subleasing, sublicensing or subcontracting) designed to provide to Numonyx Pte Ltd the economic and operational equivalent of obtaining the Singapore Lease.

(c) Immediately prior to the Closing, the parties to the Securityholders’ Agreement shall enter into an Amendment and Termination Agreement substantially in the form of Exhibit C (the “Amendment and Termination Agreement”), which shall cause the Securityholders’ Agreement to be amended immediately prior to the Closing, and to be terminated at the Closing.

7.18 Lock-Up.  Each Seller agrees that it will not, and will cause its controlled Affiliates and the Representatives acting on its or any of its Affiliates behalf not to, directly or indirectly, during the Measurement Period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Micron Common Stock or any securities convertible into or exercisable or exchangeable for shares of Micron Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Micron Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Micron Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to transactions (x) between or among a Seller, on the one hand, and one or more of its controlled Affiliates, on the other hand, or between or among controlled Affiliates of a Seller, so long as such each such controlled Affiliate agrees to be bound

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by the obligations of the Sellers set forth in this Section 7.18 prior to or concurrent with the consummation of any such transaction or (y) between the Sellers to give effect to any assignment or agreement to assign the right to receive a portion of the Micron Shares in accordance with Section 2.2 and Section 2.5.  In addition, each Seller agrees that, without the prior written consent of Micron, it will not, during the Interim Period, make any demand for or exercise any right with respect to, the registration of any shares of Micron Common Stock or any security convertible into or exercisable or exchangeable for shares of Micron Common Stock.

7.19 Standstill.  Each Seller agrees that during the Interim Period it will not, and will cause its controlled Affiliates and the Representatives acting on its or any of its Affiliates behalf not to, directly or indirectly, acting alone or in concert with others, unless specifically consented to in writing in advance by the Board of Directors of Micron:

(a) acquire or agree to acquire, or offer, propose or seek to acquire, directly or indirectly, by purchase or otherwise, ownership (including beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any securities, assets or businesses of Micron or any of its Subsidiaries, or any direct or indirect rights or options to acquire such ownership (including from any other Person); provided, however, that the foregoing shall not prohibit or prevent any Seller from (i) acquiring any such securities pursuant to a stock split, stock dividend or similar recapitalization of Micron, (ii) preserving its rights as a stockholder in Micron, including, without limitation, by participating in rights or subscription offerings offered to all Micron stockholders, (iii) exercising a Catch-Up Right pursuant to Section 7.26 or (iv) acquiring any securities or assets pursuant to Section 2.9);

(b) effect or seek, offer or propose to effect (with or without conditions) any merger, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with or involving Micron or any of its Subsidiaries or any of its or their respective securities or assets;

(c) (i) make, or in any way participate in or encourage, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or consents to vote Micron Voting Securities, (ii) seek to advise or influence any Person (other than any Affiliate of such Seller) with respect to the voting of any Micron Voting Securities (other than in accordance with and consistent with the recommendation of the Board of Directors of Micron), or (iii) call or seek to have called any meeting of the holders of Micron Voting Securities (or securities convertible into, or exercisable or exchangeable for, Micron Voting Securities);

(d) deposit any Micron Voting Securities in a voting trust or subject any Micron Voting Securities to any Contract with any Person with respect to the voting of such Micron Voting Securities, other than the Stockholder Rights and Restrictions Agreement;

(e) seek to place a representative on the Board of Directors of Micron, seek the removal of any member of the Board of Directors of Micron, or otherwise seek or propose to influence or control the Board of Directors, the management, or the policies of Micron; provided, however, that this clause (e) shall not limit the ability of any Seller to freely vote any Micron

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Voting Securities in the election of directors to the Board of Directors of Micron, or the removal of directors therefrom, so long as such candidates for election were not nominated by, or such proposal for removal was not made by, such Seller or its controlled Affiliates or any Group or member of any Group of which any of them is a member;

(f) form, join or in any way participate in a Group or other group, or otherwise act in concert with any third Person (other than any Affiliate of such Seller), for the purpose of acquiring, holding, voting or disposing of any Equity Securities of Micron;

(g) assist, participate in, provide or arrange financing to or for, solicit, encourage, induce or attempt to induce any effort or attempt by, or enter into any discussions, negotiations, arrangements or understandings with, any Person or Group to do or seek to do any of the foregoing;

(h) disclose any intent, purpose, plan or proposal to do any of the foregoing; or

(i) take any action that would reasonably be expected to compel Micron to make a public announcement regarding the possibility of any of the foregoing.

Nothing in this Section 7.19 shall be deemed to prevent or otherwise limit or restrict the exercise of any rights or remedies available to a Seller or any Affiliate of a Seller under, in connection with, contemplated by or arising out of (i) this Agreement (including Section 2.2 and Section 2.5) or any Ancillary Agreement, (ii) any other agreement entered into on or prior to the date hereof between Micron and/or one or more of its Subsidiaries, on the one hand, and such Seller and/or one or more of its Subsidiaries, on the other hand, including the following agreements as they may be amended by the parties thereto (provided, that Micron or one of its controlled Affiliates is a party to such amendment): (A) the Securities Purchase Agreement between Micron and Intel Capital Corporation dated September 24, 2003, and any other agreement or instrument entered into thereunder, including  the Securities Rights and Restrictions Agreement of even date therewith between Micron and Intel Capital Corporation and the Stock Rights Agreement of even date therewith between Micron and Intel Capital Corporation; (B)  the Securities Purchase Agreement between Micron and Intel dated October 19,1998, and any other agreement or instrument entered into thereunder, including  the Securities Rights and Restrictions Agreement of even date therewith between Micron and Intel and the Stock Rights Agreement of even date therewith between Micron and Intel; and (C) the Amended and Restated Limited Liability Operating Agreement of IM Flash Technologies, LLC between Micron and Intel dated as of February 27, 2007 and any other operating agreement or similar Governing Documents of any Applicable Joint Venture (as defined in such Amended and Restated Limited Liability Operating Agreement) entered into pursuant to such Amended and Restated Limited Liability Operating Agreement, including the Limited Liability Partnership Agreement of IM Flash Singapore, LLP between Micron Semiconductor Asia Pte Ltd and Intel Technology Asia Pte Ltd dated as of February 27, 2007; or (iii) the M6 Option Agreement.

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7.20 Termination of Certain Benefit Plans.  Effective as of no later than the Closing Date, the Company and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Micron provides written notice to the Company at least two (2) Business Days prior to the Closing Date that such 401(k) Plans shall not be terminated).  Unless Micron provides such written notice to the Company, no later than two (2) Business Days prior to the Closing Date, the Company shall provide Micron with evidence that such Company Employee Plans have been terminated (effective as of no later than the Closing Date) pursuant to resolutions of the Board of Directors of the Company or such ERISA Affiliate, as the case may be.  The form and substance of such resolutions shall be subject to review and approval of Micron, which shall not be unreasonably withheld, conditioned or delayed.  The Company also shall take such other actions in furtherance of terminating such Company Employee Plans as Micron may reasonably require.  In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Micron no later than seven (7) Business Days prior to the Closing Date.

7.21 Treatment of Company RSUs.

(a) Company RSUs.  Prior to the Closing Date, the Company shall take no action to accelerate the vesting of any Company RSUs nor shall it deliver Shares, Depositary Receipts, or cash in settlement of any Company RSUs.  At the Closing, each Company RSU that is outstanding as of the Closing, whether vested or unvested, shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Micron through assumption of the Company RSU or substitution of a comparable restricted stock unit from a Micron equity incentive plan (each, an “Assumed RSU”).  Each Assumed RSU shall continue to have, and be subject to, the vesting arrangements and performance criteria as are in effect immediately prior to the Closing, except that such Assumed RSU shall represent the right to receive, upon vesting, that number of whole shares of Micron Common Stock equal to the product (rounded down to the next whole number of shares of Micron Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of (x) the number of Company Ordinary Shares issuable upon full vesting of such Company RSU multiplied by (y) the RSU Exchange Ratio.  Consistent with the terms of the Company Equity Plan and the documents governing the outstanding Company RSUs under such plan as in effect on the date hereof, the Share Purchase shall not cause the termination of any of the outstanding Company RSUs held by Employees under such plan or accelerate the vesting or settlement of such Company RSUs or, following the Closing, the Assumed RSUs.  Within one hundred and eighty (180) days following the Closing Date, Micron shall issue to each Company RSU Holder a document evidencing the foregoing assumption of such Company RSU by Micron.

(b) Authorization; Necessary Actions.  Prior to the Closing Date, the Sellers and the Company shall (and each Seller shall use all reasonable efforts to cause the Board of Directors of the Company to) take all actions reasonably necessary or advisable to allow for the treatment of the Company RSUs contemplated by Section 7.21(a) under the terms of the

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Company Equity Plan and all agreements evidencing Company RSUs, including the amendment of any of the foregoing or the giving of any notice required under the Company Equity Plan or any such agreement relating to the Company RSUs and, without limiting the generality of the foregoing, each Seller and the Company shall (and each Seller shall use all reasonable efforts to cause the Board of Directors of the Company to) pass all appropriate resolutions and give all consents, approvals and waivers that are necessary to allow for the treatment of the Company RSUs as contemplated by Section 7.21(a).  Notwithstanding the foregoing, the Company undertakes not to amend the terms and conditions of the Company Equity Plan or any of the agreements evidencing Company RSUs prior to the Closing without the prior written consent of Micron.

7.22 Responsibility for Clawback Liabilities under Grants, Incentives and Tax Agreements.

(a) From and after the date of this Agreement, (i) Micron and the Sellers shall determine the Governmental Incentives applicable to or affecting the Company or any of its Subsidiaries Realized in any period or portion thereof ending on or prior to (and including) the Closing Date that are potentially subject to repayment or recapture of any kind on the grounds that the Company or any of its Subsidiaries has failed to meet, or following the Closing will fail to meet, the terms of any such Governmental Incentive, (ii) (A) prior to any Party engaging in any material discussion with any Governmental Entity concerning Governmental Incentives for which another Party may be responsible under this Agreement, or (B) in the event of any claim by a Governmental Entity involving any such Governmental Incentive that could potentially result in a claim by Micron against the Sellers under this Agreement with respect to Governmental Incentives, or any inquiry that could reasonably be expected to lead to any such claim, the Party intending to engage in any such discussion or receiving any such claim or any inquiry shall promptly notify the other Party, and (iii) the Sellers and Micron shall cooperate in good faith in developing appropriate approaches with respect to the matters described in clause (i) and clause (ii) above.  Micron shall have the right to control, and the Sellers shall have the right to participate in (but not to control), any negotiations or discussions with a Governmental Entity with respect to Governmental Incentives to the extent applicable to or affecting the Company or any of its Subsidiaries in the Post-Closing Tax Period, including any such negotiations or discussions, to the extent applicable to or affecting the Company or any of its Subsidiaries in the Post-Closing Tax Period (x) with respect to modifying the terms of existing Governmental Incentives or entering into new Governmental Incentives if such modifications to or new Governmental Incentives are applicable solely to the Post-Closing Tax Period or (y) in the context of any claim referred to in clause (ii) above.  The Sellers shall have the right to control, and Micron shall have the right to participate in (but not to control), any negotiations or discussions with a Governmental Entity to the extent applicable to or affecting Governmental Incentives Realized in the Pre-Formation Tax Period or the Pre-Closing Tax Period (or any Clawback (as defined in Section 7.22(b)) with respect thereto), including such negotiations or discussions, to the extent applicable to or affecting Governmental Incentives Realized in the Pre-Formation Tax Period or the Pre-Closing Tax Period (x) with respect to modifying the terms of existing Governmental Incentives or entering into new Governmental Incentives if such

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modifications to or new Governmental Incentives are applicable solely to the Pre-Formation Tax Period or the Pre-Closing Tax Period or (y) in the context of any claim referred to in clause (ii) above.  Notwithstanding any other provision set forth in this Section 7.22(a), ST and Newco (as defined in the M6 Option Agreement) shall have the right, without the participation of Micron, to negotiate a new or amended agreement with the Italian government and European Union authorities with respect to the M6 Going Concern in accordance with Schedule 7.22 (such new or amended agreement, or the existing agreement with respect to the M6 Going Concern, the “M6 Programme Agreement”), provided that such new or amended M6 Programme Agreement (1) would be effective only after the Closing (as defined in the M6 Option Agreement), (2) would not result in any Loss (as defined in the M6 Option Agreement) to any Numonyx Indemnified Party (as defined in the M6 Option Agreement), other than any such Loss that would be fully indemnified under the M6 Option Agreement, and (3) would not result in any obligations of the Numonyx Indemnified Parties after the earlier to occur of the Closing Date (as defined in this Agreement) or the “Closing Date” (as defined in the M6 Option Agreement) other than as set forth in the M6 Option Agreement.  If ST has exercised the Call Option (as defined in the M6 Option Agreement), ST and Newco shall have the right to enter into a new or amended M6 Programme Agreement, and to terminate or to amend the existing M6 Programme Agreement, in accordance with the preceding sentence, without the consent of Micron. For the avoidance of doubt, any negotiation or material discussion relating to the existing M6 Programme Agreement, or any new or modified M6 Programme Agreement, that is not in accordance with the second preceding sentence shall be subject to this Section 7.22(a) (other than the two immediately preceding sentences).  For purposes of this Agreement, a Governmental Incentive is “Realized” in the period during which the Governmental Incentive is actually received in cash or the obligation to make cash payments of Taxes (or other amounts payable to a Governmental Entity) is actually reduced, based on such benefits claimed by the Company or its Subsidiaries and prior to any action by a Governmental Entity with respect to a Clawback (as defined in Section 7.22(b)).  For the avoidance of doubt, none of Micron, the Company or any of their Subsidiaries shall be required in connection with the foregoing to maintain or increase any particular type or quantum of personnel, activities, assets, or investment or level of operations in any jurisdiction, regardless of whether the terms of the Governmental Incentives prior to the date of this Agreement would have so required.

(b) In the event that Micron, the Company or any of their Subsidiaries is required at any time to forfeit, or compensate a Governmental Entity for, any Governmental Incentive Realized in any period or portion thereof ending on or prior to (and including) the Closing Date, whether such forfeiture or compensation occurs by way of payment, offset of any claim or amount owing, or other similar detriment (each, a “Clawback”), the Sellers shall promptly indemnify Micron, the Company or the relevant Subsidiary, as applicable, severally in proportion to their Indemnification Percentage and not jointly (except as provided in Section 10.3(g)), for the amount of any such Clawback, as well as all related Losses, which amount and Losses (the “Indemnifiable Clawback Amount”) will be Indemnifiable Losses hereunder; provided, however, that, if a Governmental Incentive is modified or a new Governmental Incentive is issued after the date hereof with the prior written consent of Micron with the result that, after the date of the Current Balance Sheet, the Company or any of its

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Subsidiaries Realizes a Governmental Incentive in a Pre-Closing Tax Period or Pre-Formation Tax Period to which it would not, absent such new or modified Governmental Incentive, have been entitled under the terms of any Governmental Incentive in effect prior to such new or modified Governmental Incentive if such terms had been complied with, then the subsequent forfeiture of, or compensation to a Governmental Entity for, such new or modified Governmental Incentive shall not be considered a Clawback treated as an Indemnifiable Clawback Amount..  For the avoidance of doubt, Taxes attributable (determined in the manner provided in Section 7.9(b)(vii)) to any period or portion thereof ending on or prior to (and including) the Closing Date arising from a change in the Tax rate or transfer pricing applicable to the Company or any of its Subsidiaries resulting from any failure to comply with the terms of the applicable Governmental Incentive prior to the Closing Date (including any renegotiation of such terms in a manner consistent with this Section 7.22 relating to such failure to comply) shall be a Clawback.  Any refunds or credits of Clawbacks for which Sellers have indemnified Micron, the Company or one of their Subsidiaries that, following the Closing, are actually received in cash, or actually reduce the cash Taxes required to be paid, by Micron or any of its Affiliates shall be for the account of Sellers, and Micron will promptly pay or cause to be paid over to the Sellers any such refund or the amount of any such reduction.  If (A) an adjustment that creates an Indemnifiable Clawback Amount or payment of an Indemnifiable Clawback Amount gives rise to a correlative Tax benefit, and (B) such correlative Tax benefit is recognized in the form of a refund actually received in cash or an actual reduction in cash Taxes that otherwise would have been payable, and (C) such refund or reduction is recognized either (1) with respect to any of the five (5) taxable years following the taxable year in which the Closing Date occurs or (2) prior to the time the related indemnity payment is made, then Micron will promptly pay or cause to be paid over to the Sellers any such refund or the amount of any such reduction (or, if clause (2) above is applicable, such indemnity payment will be offset by the amount of such refund or reduction), provided that the Sellers have paid the related indemnification obligation pursuant to this Section 7.22.  Any claim for indemnification pursuant to this Section 7.22(b) or any Third Party Claim regarding any Governmental Incentive, including any Clawback, shall be governed by Section 7.22(a) and, to the extent consistent with Section 7.22(a), Section 10.5, and Section 7.9(i) and Section 10.7 shall not apply to any such claim.  Notwithstanding anything to the contrary in this Agreement, (1) to the extent of a conflict between the provisions of this Section 7.22 and any other provision of this Agreement, this Section 7.22 shall govern and control and (2) the Sellers shall have no obligation to indemnify Micron, the Company or any Affiliate thereof, for Losses (whether the claim therefor is made under Article X or otherwise) with respect to Governmental Incentives other than (A) the Indemnifiable Clawback Amount, (B) interest, penalties, additions to tax or defense costs arising in a Post-Closing Tax Period with respect to such Indemnifiable Clawback Amount and (C) amounts arising as a result of a breach by any Seller of Section 7.22(a).  For the avoidance of doubt, the Sellers shall not be liable for any failure or inability of Micron, the Company or any Affiliate thereof to Realize any Governmental Incentive in any Post-Closing Tax Period.

7.23 Solvency.  For a period of twelve (12) months following the Closing, Micron shall (i) take all necessary action to maintain at all times during such period the solvency of each of the Company and Numonyx B.V., (ii) cause each of the Company and Numonyx B.V. to satisfy

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their respective Liabilities as they become due (subject to good faith disputes over such Liabilities) and (iii) cause each of the Company and Numonyx B.V. not to take any action inconsistent with the foregoing clauses (i) and (ii).

7.24 Release of Liens.

(a) On or prior to the Closing Date, the Sellers and the Company shall cause, at the Sellers’ sole expense, all Liens held by or in favor of the Sellers on any of the assets of the Company or any of its Subsidiaries, including the Company Stock Pledges and any other Liens (other than Permitted Liens) on the outstanding capital stock of the Company’s Subsidiaries (such Liens, “Seller Liens”) to be released in full.

(b) On or prior to the Closing Date, the Sellers and the Company shall use all reasonable efforts to cause all Liens on any of the assets of the Company or any of its Subsidiaries (other than Seller Liens) (such Liens, “Non-Seller Liens”), other than Permitted Liens and financing leases and other purchase money Liens arising in the ordinary course of business, to be released in full.  In connection with seeking the release of such Non-Seller Liens, the Company shall inform Micron promptly of any demand or other request, which demand or request is made by any Person that holds any such Non-Seller Liens, that the Company or any of its Subsidiaries pay any money to such Person, whether before, on or after the Closing Date, in order to obtain the release of any such Non-Seller Liens, and the amount of money so demanded or requested.  Neither the Company nor such Subsidiary shall be required to pay any money to such Person in order to obtain the release of such Non-Seller Lien.  All such releases of Non-Seller Liens shall be in a form reasonably acceptable to Micron (it being agreed and understood that any release that is conditioned on the payment by the Company or any of its Subsidiaries of any money following the Closing Date to the Person whose release is sought hereunder, shall not be deemed unacceptable by Micron solely as a result of such condition).  Micron shall not have any liability to the Company, the Sellers or any other Person for any Liabilities resulting from the Company seeking to obtain the release of such Non-Seller Liens.

7.25 Settlement of Related Party A/R and A/P.  Immediately prior to the Closing, (a) the Sellers shall, and shall cause their respective Affiliates to, satisfy in full all outstanding and accrued accounts receivable owing to the Company or any of its Subsidiaries (the “Related Party Accounts Receivable”) and (b) the Company shall, and shall cause its Subsidiaries to, satisfy in full all outstanding and accrued accounts payable owing to the Sellers or any of their respective Affiliates (the “Related Party Accounts Payable” and, collectively with the Related Party Accounts Receivable, the “Related Party Accounts”), other than (I) Related Party Accounts that (i) are incurred in the ordinary course of business consistent with past practice, (ii) did not arise in connection with the rendering of any “acting on behalf”-type services, (iii)(A) with respect to Related Party Accounts Receivable, do not exceed $7,000,000 in the aggregate and (B) with respect to Related Party Accounts Payable, do not exceed $7,000,000 in the aggregate, and (iv) are payable within thirty (30) days and are not yet past due (such Related Party Accounts, the “Ordinary Course Related Party Accounts”), which Ordinary Course Related Party Accounts shall be settled following the Closing in the ordinary course of business

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consistent with past practice and (II) any Related Party Accounts in respect of any Affiliate Transaction that is made or entered into in breach of Section 6.1(c).

7.26 Micron Rights Offering.  From the date hereof through and including the Closing Date, subject to applicable rules and regulations of the NASDAQ Global Select Market and Applicable Law, Micron agrees that it shall not commence a “below market” rights offering in respect of Micron Common Stock to its existing stockholders unless it provides each of the Sellers with an opportunity (a “Catch-Up Right”) to acquire shares of Micron Common Stock on the same terms and conditions as provided for in such rights offering, assuming, for purposes of determining the number of shares of Micron Common Stock each Seller would be permitted to acquire in such rights offering, that each Seller holds a number of shares of Micron Common Stock equal to the maximum number of shares of Micron Common Stock to be issued to such Seller at Closing in accordance with Section 2.3(b), after giving effect to any assignment of such shares pursuant to Section 2.5 and Schedule 2.2(a).  For purposes of this Section 7.26, a “below market” rights offering shall mean the offer to existing holders of Micron Common Stock in proportion to their existing ownership of the right to purchase additional shares of Micron Common Stock at a price per share less than 95% of the closing sale price of Micron Common Stock on the trading day immediately prior to the date such offer is made.

7.27 Micron Financing Cooperation.

(a) From and after April 15, 2010 until the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use all of their respective reasonable efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Micron all cooperation reasonably requested by Micron in connection with the arrangement of any offering of debt or equity securities or any debt financing that may be contemplated by Micron to occur at any time on or after June 15, 2010, including (i) participation in a reasonable number of meetings, presentations, road shows and due diligence sessions, (ii) assisting with the preparation of materials, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents required in connection with any such offering; provided, however, that (x) any private placement memoranda or prospectuses in relation to any debt or equity securities need not be issued by the Company or any of its Subsidiaries, and (y) any information regarding the Company, any of its Subsidiaries or any Seller contained in any such materials, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents (other than any such information that has been disclosed publicly by the Company or such Seller or  in accordance with Section 7.2) shall be subject to the prior review and approval of the Company and the applicable Sellers, as the case may be (which approval shall not be unreasonably withheld, conditioned or delayed), (iii) using all reasonable efforts to cause its independent accountants to provide assistance and cooperation to Micron, including participating in a reasonable number of drafting sessions and accounting due diligence sessions, providing consent to Micron to use and, if applicable, file with the SEC their audit reports relating to the Company and providing any necessary “comfort letters”, (iv) subject to Section 7.27(b), providing reasonable access to Financing Sources to the information that has

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been made available to Micron to the extent customarily provided for due diligence purposes in connection with any such offering or financing (which, for the avoidance of doubt, shall exclude information that is subject to data protection and privacy laws) and to the financial statements and other financial information that has been delivered to Micron following the date hereof pursuant to Section 7.28 (collectively, the “Financing Due Diligence Materials”) and (v) as promptly as practicable, use all reasonable efforts to furnish to Micron and the Financing Sources with all financial and other pertinent information regarding the Company reasonably requested by Micron that either currently exists, has been delivered to Micron under Section 7.28 or is derived from or based upon such information, including (in the case of a registered offering by Micron or a private placement by Micron under Rule 144A of the Securities Act) all financial statements and data either required or of the type required by Regulation S-X and Regulation S-K and the other accounting rules and regulations of the SEC (including assistance with the preparation of any pro forma financial statements), that is of the type and form customarily included in private placement memoranda relating to private placements under Rule 144A of the Securities Act at the applicable time during Micron’s and the Company’s fiscal year such offerings will be made, all of which will be subject to the Applicable Financial Statement Requirements (the “Required Financial Information”), and providing consent to Micron to file with the SEC any such Required Financial Information; provided, that neither the Company nor any of its Subsidiaries nor any Seller shall be required to furnish any Pre-Formation Financial Statements (or any other information based on or derived from financial information for any periods (or any portion thereof) ended on or prior to the Formation Closing Date) under this Section 7.27; provided, further, that neither the Company nor any of its Subsidiaries shall be required to incur any liability with respect to any debt securities or loans prior to the Closing.  Micron shall promptly (and in any event before the close of business on the day immediately prior to the Closing Date), upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with performing its obligations under this Section 7.27; provided, that in no event shall Micron be required to reimburse the costs or expenses of more than one outside legal counsel for the Company.

(b) The Company’s obligation to provide Financing Due Diligence Materials to Financing Sources shall be subject to and conditioned on the following:  (i) each Financing Source shall be required to enter into a non-disclosure agreement in form and substance reasonably satisfactory to the Company, Sellers and Micron and enforceable by the applicable disclosing party, which shall contain terms customary for transactions of the nature being contemplated (including a requirement that the Representatives of such Financing Sources shall be subject to confidentiality obligations with respect to the Financing Due Diligence Materials); (ii) the provision of the Financing Due Diligence Materials shall be subject to customary clean room procedures relating to attorney-client privilege, antitrust laws and data protection and privacy laws; and (iii) in the case of an offering or financing or potential offering or financing involving the Specified Financing Sources, the provision of the Financing Due Diligence Materials shall be subject to customary clean room procedures, and access shall be limited to lawyers, accountants and finance and business development professionals working on the

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offering or financing who have a need to know the information contained in the Financing Due Diligence Materials.

7.28 Additional Financial Statements.

(a) The Company shall prepare and deliver, and the Sellers shall use all reasonable efforts to cause the Company to prepare and deliver, to Micron, as soon as reasonably practicable and in no event later than April 15, 2010, the audited consolidated balance sheet of the Company as of December 31, 2009, and the related audited consolidated statements of operations, cash flows and shareholders’ equity for the fiscal year ended December 31, 2009 (including the related notes and independent auditors reports thereon) (the “2009 Annual Financial Statements”).

(b) The Company shall prepare and deliver, and the Sellers shall use all reasonable efforts to cause the Company to prepare and deliver, to Micron, (i) as soon as reasonably practicable and in no event later than forty-five (45) days following the end of each of the first, second and third fiscal quarters of the Company following the date of this Agreement, the unaudited consolidated balance sheet of the Company as of the end of such fiscal quarter, and the related unaudited consolidated statements of operations and cash flows for such quarterly period (including the related notes) (the “2010 Quarterly Financial Statements”), provided, however, that if the Closing occurs on a date which is less than forty-five (45) days following the end of any fiscal quarter of the Company, the Company shall have no obligation to deliver to Micron prior to the Closing any 2010 Quarterly Financial Statements for such quarterly period that have not been completed prior to the Closing, but shall use all reasonable efforts until the Closing to proceed with the preparation of such 2010 Quarterly Financial Statements with a view to enabling the Company to finalize such 2010 Quarterly Financial Statements within forty-five (45) days after the end of such quarterly period in accordance with this Section 7.28, and (ii) as soon as reasonably practicable and in no event later than April 15, 2010, the unaudited consolidated balance sheet of the Company as of the end of each fiscal quarter ended on or after December 31, 2008 and on or prior to December 31, 2009, and the related unaudited consolidated statements of operations and cash flows for such quarterly period (including the related notes) (the “Prior Quarterly Financial Statements” and, together with the 2010 Quarterly Financial Statements, the “Quarterly Financial Statements”), provided, however, that if the Closing occurs prior to April 15, 2010, the Company shall have no obligation to deliver to Micron prior to the Closing any Prior Quarterly Financial Statements that have not been completed prior to the Closing, but shall use all reasonable efforts until the Closing to proceed with the preparation of such Prior Quarterly Financial Statements with a view to enabling the Company to finalize such Prior Quarterly Financial Statements by April 15, 2010 in accordance with this Section 7.28.

(c) If the Closing has not occurred by August 16, 2010, Micron, ST and Intel agree to consult with one another from time to time during the remainder of Micron’s 2010 fiscal year and shall jointly determine in good faith whether it is reasonably likely that the conditions to Closing (other than the conditions in Section 9.2(t)(iii)) would be satisfied during the period

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from the date Micron expects to file its Annual Report on Form 10-K for the fiscal year ended August 31, 2010 through, and including, December 31, 2010.  If Micron, ST and Intel determine in good faith that it is reasonably likely that such conditions to Closing would be satisfied in such period, and if based on the financial information available to it during the five (5) Business Day period following the end of its 2010 fiscal year Micron determines in good faith that if the Closing were to occur in such period it is reasonably likely that, absent the Waiver (defined below), Micron would be required to file with any form, report, registration statement, proxy statement or related document required to be filed by Micron with the SEC, any balance sheets or statements of operations, cash flows or shareholders’ equity of the business comprised of the Intel Business and the ST Business (as such terms are defined in the Intel ATA and the ST ACA, respectively) for any period ending on or prior to the Formation Closing Date (the “Pre-Formation Financial Statements”), then promptly after such fifth (5th) Business Day Micron agrees to contact the SEC to determine whether and on what terms the SEC would be willing to grant a waiver (the “Waiver”) that would relieve Micron from any obligation to file with any form, report, registration statement, proxy statement or related document required to be filed by Micron with the SEC, any such Pre-Formation Financial Statements.  If the SEC indicates that it is reasonably likely to grant a Waiver on terms that are reasonably acceptable to Micron, ST and Intel, then Micron shall use all reasonable efforts to obtain the Waiver from the SEC.  The Company, ST and Intel shall, and each shall use all reasonable efforts to cause its  independent accountants to, provide to Micron all cooperation reasonably requested by Micron in connection with seeking to obtain the Waiver, including using all reasonable efforts to furnish to Micron and its independent accountants with all then currently existing and reasonably available financial information of the Intel Business (in the case of Intel) and the ST Business (in the case of ST) for any period ending on or prior to the Formation Closing Date.  In addition, if the SEC grants the Waiver, the Company, Micron and the Sellers shall use all reasonable efforts to comply with the terms and conditions of the Waiver.  Notwithstanding the foregoing, if, at any time following an initial determination as to whether to seek the Waiver or following the granting of the Waiver, there has been a change in circumstances relating to the expected timing of the satisfaction of the conditions to Closing or with respect to Micron’s financial results for the 2010 fiscal year, Micron, ST and Intel will jointly re-consider in good faith whether obtaining the Waiver or proceeding under the Waiver would allow the Closing to occur earlier than December 31, 2010 and shall accordingly (A) if the Waiver has not yet been obtained, seek or withdraw such Waiver request, as applicable, and (B) if the Waiver has been obtained, and Micron, ST and Intel jointly determine that proceeding under the Waiver would not allow the Closing to occur earlier than December 31, 2010, suspend all efforts to comply with the terms and conditions thereof, unless the Waiver would prohibit such suspension.  Nothing in this Agreement shall be construed to require Micron to delay the filing with the SEC of Micron’s Annual Report on Form 10-K for the fiscal year ended August 31, 2010 beyond the date on which Micron would otherwise be prepared to make such filing.  Nothing in this Section 7.28, shall require the Company, ST or Intel shall be required to (i) create, prepare or locate any financial information for any period ending on or prior to the Formation Closing Date that does not currently exist or that is not reasonably available; (ii) make any representation or warranty as to the adequacy, accuracy or conformity with GAAP or the rules and regulations of the SEC of any such financial

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information; or (iii) incur any liability with respect to any such financial information in connection with seeking the Waiver.

(d) If the Closing has not occurred before December 31, 2010, the Company shall have no obligation to deliver to Micron prior to the Closing the financial statements at or for the year ended December 31, 2010 that have not been completed prior to the Closing, but shall use all reasonable efforts until the Closing to proceed with the preparation of a consolidated balance sheet of the Company as of December 31, 2010 and the related audited consolidated statements of operations, cash flows and shareholders’ equity for the fiscal year ended December 31, 2010 with a view to enabling the Company to finalize such financial statements by March 15, 2011.

(e) The Company shall cause, and the Sellers shall use all reasonable efforts to cause the Company to cause, each of the 2009 Annual Financial Statements and Quarterly Financial Statements that are required to be delivered pursuant to this Section 7.28, (i) to be prepared from the books and records of the Company and its Subsidiaries, (ii) to be prepared in accordance with GAAP applied on a consistent basis during the periods involved, and (iii) to fairly present, in all material respects, the financial position and results of operations, cash flows and shareholders’ equity (subject, in the case of the Quarterly Financial Statements, to the absence of a statement of shareholders’ equity) of the Company and its Subsidiaries on a consolidated basis, as of the times and for the periods referred to therein.

(f) The Company shall cause, and the Sellers shall use all reasonable efforts to cause the Company to cause, (i) the Quarterly Financial Statements required to be delivered hereunder to have been reviewed by the Company’s independent auditors (which shall be in accordance with Statement on Auditing Standards No. 100), (ii) the 2009 Annual Financial Statements to be accompanied by an independent auditors report the form of which conforms with the applicable requirements of the Public Company Accounting Oversight Board (which need not include, for the avoidance of doubt, a report or audit of internal control over financial reporting), and (iii) each of the Quarterly Financial Statements and the 2009 Annual Financial Statements (collectively, the “Required Financial Statements”) to be prepared with such disclosures required by the applicable provisions of Regulation S-X of the SEC.  The parties acknowledge and agree that for purposes of clauses (i), (ii) and (iii) of this Section 7.28(f), the applicable rules and regulations of the SEC, the applicable requirements of the Public Company Accounting Oversight Board and the applicable provisions of Regulations S-X of the SEC shall be deemed to refer to those requirements (the “Applicable Financial Statement Requirements”) applicable to the financial statements and pro forma financial information of the Company and related disclosures required to be provided in connection with the transactions contemplated by this Agreement, it being understood that the Company is not an issuer required to file periodic reports with the SEC pursuant to Section 13(a) or Section 15(d) of the Exchange Act.  The Company shall, and the Sellers shall use all reasonable efforts to cause the Company to, use all reasonable efforts to provide financial statements and supporting documentation that will permit the Company’s independent auditors to issue an unqualified report on the 2009 Annual Financial Statements.

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(g) Notwithstanding the foregoing, the Company and the Sellers shall have no Liability under Section 7.28(e) or Section 7.28(f) with respect to any Quarterly Financial Statement which is not included in any form, report, registration statement, proxy statement or related document required to be filed by Micron with the SEC, except to the extent that any information included in or derived from any such Quarterly Financial Statement is required to be included in any form, report, registration statement, proxy statement or related document required to be filed by Micron with the SEC.

7.29 Israeli Consents.

(a) Micron, the Buyer, Intel and the Company, shall, and shall cause their respective applicable Subsidiaries to, use all reasonable efforts to obtain and facilitate the obtaining of, and to cooperate with each other in connection with obtaining, (x) the consent of the Investment Center under the LOA (the “Investment Center Consent”), and (y) the consent of the ILA under the Fab 1 Lease, as amended through the Closing Date (the “ILA Consent” and, together with the Investment Center Consent, the “Israeli Consents”), in each case, to the change of control (as contemplated by this Agreement) of the Company and Numonyx Israel.

(b) Without prejudice to paragraph (a) above, in connection with obtaining the Israeli Consents, (i) the management and other employees of Micron, the Buyer, Intel and the Company, and their respective Subsidiaries, shall participate in telephone calls and undertake reasonable international travel from time to time for meetings by and among Representatives of any or all of Micron, the Buyer, Intel, the Company, and their respective Subsidiaries, and the Investment Center and the ILA, in each case, concerning or relating to the Israeli Consents and (ii) Micron, the Buyer, Intel, the Company and their respective Subsidiaries shall provide such information as may be reasonably requested by the Investment Center or the ILA in connection with the granting of the Israeli Consents.  None of Micron, the Buyer, the Company or any of their respective Subsidiaries shall be required to agree to any of the following, and none of Intel or any of its Subsidiaries shall be required to agree to (D) below, in order to obtain the Israeli Consents: (A) modify the LOA in any respect; (B) refrain from engaging in discussions or negotiations with respect to modifying the terms of the LOA following the Closing; (C) terminate, or refrain from terminating, the LOA following the Closing; or (D) pay any money (other than any required application, administrative, filing or similar fees) to the Investment Center or the ILA.  In addition, none of Micron, the Buyer, Intel, the Company or any of their respective Subsidiaries shall be required to enter into any agreement to maintain any particular type or quantum of personnel, activities, assets, or investment or level of operations with respect to the business of Micron, the Buyer, Intel, the Company or any of their respective Subsidiaries in Israel following the Closing.  During the Interim Period, none of Micron, the Buyer, the Company, Intel or any of their respective Subsidiaries shall propose any changes to the LOA to, or seek to negotiate any changes to the LOA with, the Investment Center or the ILA unless consented to in writing by Micron and Intel.

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7.30 Further Assurances.

(a) Each of Intel and ST shall, and shall use all reasonable efforts to cause their respective Affiliates to, at no cost or expense to Micron, the Company or any of their respective Subsidiaries, execute such documents or instruments as Micron may reasonably request from time to time to vest in the Company and its Subsidiaries any and all of the Intellectual Property Rights heretofore granted or transferred to the Company or any of its Subsidiaries by Intel or ST, as the case may be, or any of their respective Affiliates, or that Intel or ST, as the case may be, or any of their respective Affiliates was heretofore obligated to grant or transfer (“Assigned IP”).  For avoidance of doubt, the Patents that Intel or its Affiliates transferred or were heretofore obligated to transfer under the Intel ATA include only those Patents listed as of the Intel ATA Closing on Annex 2.1(g) to Schedule 2.1(g) to the Intel ATA, a copy of which Annex is attached hereto as Schedule 7.30(a).  Notwithstanding the foregoing, Micron shall be responsible for all filings (and recordings) with respect to the Assigned IP (including recording of any assignments of the Assigned IP) with the relevant authority (including the U.S. Patent and Trademark Office), including all costs or fees associated therewith.

(b) Each of Intel, with respect to the Legacy Intel Assets, and ST, with respect to the Legacy ST Assets, shall, and shall use all reasonable efforts to cause their respective Affiliates to, at no cost or expense to Micron or any of its Subsidiaries, execute such documents or instruments as Micron may reasonably request from time to time to vest in the Company and its Subsidiaries any and all of Intel’s rights in the Legacy Intel Assets (subject to the terms of the Contracts, if any, identified on Section 3.15(e) of the Disclosure Letter) and any and all of ST’s rights in the Legacy ST Assets (subject to the terms of the M6 Option Agreement and the Contracts, if any, identified on Section 3.15(e) of the Disclosure Letter).

ARTICLE VIII

EMPLOYEE MATTERS

8.1 Continuing Employees.  Other than as provided in Section 7.20, Micron shall, or shall cause the Company and its Subsidiaries to, continue to maintain the Company Employee Plans as in effect on the Closing Date or, in its sole discretion, Micron may provide the Continuing Employees with benefits under one or more of Micron’s employee benefit plans on substantially the same basis, in the aggregate, as those provided to similarly situated employees of Micron; provided that the foregoing shall be subject to compliance with Applicable Law.  In connection therewith, (A) for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Micron employee benefit plan (other than a defined benefit plan or severance plan) and to the extent permitted by Applicable Law, Micron shall provide that the Continuing Employees shall receive service credit under each Micron employee benefit plan (other than a defined benefit plan or severance plan) for their period of service with the Company, its Subsidiaries or their respective predecessors prior to the Closing Date if such service had been recognized by the Company Employee Plans,

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 except where doing so would cause a duplication of benefits, and (B) Micron will waive all limitations as to preexisting conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any medical, dental and vision plans that such employees may be eligible to participate in after the Closing Date, except to the extent that any applicable insurer does not agree to waive such requirements.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Micron, the Buyer and the Sellers.  The respective obligations of Micron and the Buyer, on the one hand, and the Sellers, on the other hand, to consummate the transactions contemplated hereby shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by Micron and the Sellers):

(a) No Laws.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Applicable Law which is in effect and which has the effect of making any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements illegal or otherwise prohibiting the consummation of any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements.

(b) No Injunctions.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of prohibiting the consummation of any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements.

(c) No Governmental Actions.  There shall be no Action of any kind or character pending by a Governmental Entity against Micron, the Buyer, the Sellers or the Company, any of their respective properties or assets, or any of their respective Directors or Officers (in their capacities as such) that seeks to prohibit the consummation of any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements.

(d) Regulatory Approvals/HSR Act.  (i) All waiting periods (and extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements under the HSR Act and any other applicable Antitrust Laws, as set forth on Schedule 9.1(d), shall have expired or been terminated, and (ii) the clearances, approvals and consents required to be obtained under applicable Antitrust Laws to permit the Parties to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, as set forth on Schedule 9.1(d), shall have been obtained ((i) and (ii) together, the “Antitrust Approvals”).

(e) Other Governmental Approvals.  All material authorizations, consents and approvals of, and filings with, Government Entities of competent jurisdiction necessary to permit

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the Parties to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including those set forth on Schedule 9.1(e), but excluding (unless set forth on Schedule 9.1(e)) any of the foregoing that (i) are required to be obtained, made or given under applicable Antitrust Laws, (ii) are set forth in Section 3.5 and Section 3.6 of the Disclosure Letter or in Section 4.3 and Section 4.4 of any Seller Disclosure Letter or (iii) may be required in connection with the actions contemplated by Section 7.17 (the “Other Government Approvals” and, together with the Antitrust Approvals, the “Regulatory Approvals”), shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to Micron and the Sellers, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

9.2 Additional Conditions to Obligations of Micron and the Buyer.  The obligations of Micron and the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following additional conditions (any or all of which may be waived, in whole or in part, exclusively by Micron in its sole and absolute discretion):

(a) Representations and Warranties.  (i) Each of the representations and warranties of the Company in Section 3.1(a) (Organization and Good Standing), Section 3.2 (Company Capital Structure) and Section 3.4 (Authority and Enforceability) of this Agreement, and each of the representations and warranties of the Sellers in Section 4.1 (Organization and Good Standing), Section 4.2 (Authority and Enforceability) and Section 4.5 (Legal Ownership of Shares) of this Agreement, when read without any materiality, material adverse effect or “Company Material Adverse Effect” qualifications, shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as if made at and as of the Closing (except to the extent expressly made as of a specified date, in which case such representations and warranties shall have been true and correct in all material respects as of such specified date), (ii)  the representations and warranties of the Company and the Sellers in this Agreement, other than those described in clause (i) hereof, when read without any materiality, material adverse effect or “Company Material Adverse Effect” qualifications, shall have been true and correct in all material respects on the date they were made (except to the extent expressly made as of a specified earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such specified date), and (iii) each of the representations and warranties of the Company and the Sellers in this Agreement, other than those described in clause (i) hereof, when read without any materiality, material adverse effect or “Company Material Adverse Effect” qualifications, shall be true and correct in all respects on and as of the Closing Date as if made at and as of the Closing (except to the extent expressly made as of a specified earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such specified date) except, in all cases with respect to clause (iii) hereof, for such failure of such representations and warranties to be true and correct that would not have, individually or in the aggregate, a Company Material Adverse Effect (in the case of representations and warranties of the Company or one or more of the Sellers), or a material adverse effect on such Seller or its ability to perform its obligations under, or consummate the transactions contemplated by, this

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Agreement and the Ancillary Agreements to which it is or will be a party (in the case of representations and warranties of one or more of the Sellers).

(b) Covenants.  The Sellers and the Company shall have performed and complied in all material respects with each agreement, covenant and obligation that the Sellers or the Company, as applicable, are required to so perform or comply with under this Agreement at or prior to the Closing.

(c) [Intentionally omitted.]

(d) Statement of Expenses.  Micron shall have received from the Company the Statement of Expenses, which shall be certified by the Company’s Chief Financial Officer as true and correct as of the date thereof.

(e) No Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date hereof and be continuing as of the Closing Date.

(f) [Intentionally omitted.]

(g) Other Ancillary Agreements.  Each of the Ancillary Agreements that was executed as of the date of this Agreement shall be in full force and effect, and each of the Ancillary Agreements that is to be executed between the date hereof and at or prior to the Closing shall have been executed and delivered to Micron or the Buyer, as the case may be, by each Numonyx Party and the Company to be party thereto and shall be in full force and effect as of the Closing.

(h) Credit Agreement.  (i) The Company shall have funded the Company Deposit Amount in accordance with Section 7.13(b) and (ii) subject to Micron’s compliance with its funding obligations under Section 7.13(c),  the Company shall have delivered a copy of a pay-off letter executed by the Lenders in form and substance reasonably satisfactory to Micron, the Company, Intel and ST evidencing that upon the release to the Lenders of the Company Deposit Amount and the amount to be paid by Micron, if any, contemplated by Section 7.13(c), the Credit Agreement shall have been terminated, other than any provisions contained therein that by their terms survive after any termination thereof (the “Pay-off Letter”).

(i) [Intentionally omitted.]

(j) Minimum Cash Balance.  The Net Available Cash shall be greater than the amount set forth on Schedule 9.2(j), and Micron shall have received from the Company a certificate dated as of the Closing Date, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, setting forth the amount of Net Available Cash (such certificate, the “Net Available Cash Certificate”).

(k) Capitalization of Existing Notes.  All of the principal amount of the Existing Notes outstanding as of the date of this Agreement plus all of the principal amount

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issued after the date of this Agreement as payment in kind with respect to such Existing Notes plus all accrued and unpaid interest through the Closing with respect to the foregoing shall have been contributed to the capital of the Company or otherwise cancelled as described in Section 7.14 and the Note Agreement shall have been terminated pursuant to the Capital Contribution Agreement and in accordance with said Section 7.14.

(l) Director Termination Documents.  Each of the members of the Supervisory Board of the Company and each of the directors of the Subsidiaries of the Company, other than those designated by Micron in writing prior to the Closing, shall have either (i) executed and delivered a Director Resignation Letter or (ii) been removed pursuant to a Director Removal Document, which shall be in full force and effect as of the Closing Date.

(m) Amended Governing Documents.  The Company and the Sellers shall have taken all necessary steps to cause the Pre-Closing Deed of Amendment to become effective prior to the Closing and shall have delivered evidence of the effectiveness thereof in form and substance reasonably satisfactory to Micron.

(n) Company Officers’ Certificate.  Micron shall have received from the Company a certificate dated as of the Closing Date, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, to the effect that the conditions set forth in Section 9.2(a) (with respect to the representations and warranties of the Company), Section 9.2(b) (with respect to the agreements, covenants and obligations of the Company) and Section 9.2(e) have been satisfied.

(o) Seller Officers’ Certificate.  Micron shall have received from each Seller a certificate dated as of the Closing Date, executed by a duly authorized executive Officer of such Seller, to the effect that the conditions set forth in Section 9.2(a) (with respect to the representations and warranties of such Seller) and Section 9.2(b) (with respect to the agreements, covenants and obligations of such Seller) have been satisfied.

(p) Treatment of Company RSUs.  The Company and the Sellers shall have taken all such actions necessary to permit the treatment of the Company RSUs in the manner contemplated by Section 7.21(a) such that any and all rights of the holders of Company RSUs to receive any Equity Interests of the Company have been extinguished, and Micron shall have received from the Company a copy of the resolutions, consents, approvals and waivers required by Section 7.21(b).

(q) Termination of 401(k) Plans.  Unless Micron has explicitly instructed otherwise pursuant to Section 7.20, Micron shall have received from the Company evidence reasonably satisfactory to Micron that all 401(k) Plans have been terminated pursuant to resolution of the Board of Directors of the Company or the ERISA Affiliate, as the case may be (the form and substance of which shall have been subject to review and approval of Micron), effective as of no later than the day immediately preceding the Closing Date, and Micron shall have received from the Company evidence of the taking of any and all further actions as provided in Section 7.20.

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(r) Closing Deliverables. Each of the Sellers shall have complied with its obligations under Section 2.3(c) (other than subsection (v) thereof) and the Company shall have complied with its obligations under Section 2.3(d) (other than subsection (viii) thereof).

(s) Release of Liens.  The Company and the Sellers shall have taken all such actions necessary to cause all Seller Liens to have been released in full, in the manner contemplated by Section 7.24(a), and Micron shall have received from the Company and the Sellers evidence reasonably satisfactory to Micron of the taking of any and all such actions and the effectiveness thereof.

(t) Required Financial Statements.  The Company shall have delivered to Micron (i) the Required Financial Statements required to be delivered prior to the Closing pursuant to and in accordance with Section 7.28; (ii) an unqualified opinion of the independent auditors of the Company with respect to the 2009 Annual Financial Statements; and (iii) if the Closing would occur on a date that would result in Micron being required to file (absent the Waiver) with any form, report, registration statement, proxy statement or related document required to be filed by Micron with the SEC, any Pre-Formation Financial Statements, then either (A) Micron shall have obtained from the SEC the Waiver or (B) January 1, 2011 shall have occurred.

(u) Termination of Contribution Agreement. The Contribution Agreement shall have been terminated and Micron shall have received from the Company and Sellers evidence reasonably satisfactory to Micron of such termination and the release by the parties thereto of any further rights and obligations thereunder (including under any provisions thereof that would otherwise survive a termination in accordance with its terms).

9.3 Additional Conditions to Obligations of the Sellers.  The obligations of the Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following additional conditions:

(a) Representations and Warranties.  (i) Each of the representations and warranties of Micron in Section 5.1 (Organization and Good Standing), Section 5.2 (Authority and Enforceability), Section 5.5 (Capitalization) and Section 5.6 (Micron Shares), when read without any materiality or material adverse effect qualifications, shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as if made at and as of the Closing (except to the extent expressly made as of a specified date, in which case such representations and warranties shall have been true and correct in all material respects as of such date), (ii) the representations and warranties of Micron in this Agreement, other than those described in clause (i) hereof, when read without any materiality or material adverse effect qualifications, shall have been true and correct in all material respects on the date they were made (except to the extent expressly made as of a specified earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such specified date), and (iii) each of the representations and warranties of Micron in this Agreement, other than those described in clause (i) hereof, when read without any materiality or material adverse effect qualifications, shall be

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true and correct in all respects on and as of the Closing Date as if made at and as of the Closing (except to the extent expressly made as of a specified earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such specified date) except, in all cases with respect to clause (iii) hereof, for such failure of such representations and warranties to be true and correct that would not have, individually or in the aggregate, a Micron Material Adverse Effect (in the case of representations and warranties of the Company or of the Sellers), or a material adverse effect on Micron’s ability to perform its obligations under, or consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is or will be a party.

(b) Covenants.  Micron and the Buyer shall have performed and complied in all material respects with each agreement, covenant and obligation that Micron or the Buyer is required to so perform or comply with under this Agreement at or prior to the Closing.

(c) No Micron Material Adverse Effect.  No Micron Material Adverse Effect shall have occurred since the date hereof and be continuing as of the Closing Date.

(d) Other Ancillary Agreements.  Each of the Ancillary Agreements that was executed as of the date of this Agreement shall be in full force and effect, and each of the Ancillary Agreements that is to be executed between the date hereof and the Closing by Micron or the Buyer shall have been executed and delivered to the applicable Seller by Micron or the Buyer, as the case may be.

(e) Micron Officers’ Certificate.  The Sellers shall have received from Micron a certificate dated as of the Closing Date, executed by a duly authorized executive Officer of Micron, to the effect that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied.

(f) Minimum Micron Stock Price.  The average of the five (5) VWAP Prices of Micron Common Stock for the five (5) consecutive trading day period ending on the first (1st) trading day after the Pre-Closing Date (as may be adjusted pursuant to Section 2.9) shall be at least $5.00 (provided that this condition shall be subject to automatic waiver in accordance with Section 11.1(h)).

(g) Listing of Micron Common Stock.  Micron Common Stock shall be listed on the NASDAQ Stock Market, the New York Stock Exchange or any other similar U.S. national securities exchange.

(h) Credit Agreement.  Subject to the Company’s compliance with its obligation to fund the Company Deposit Amount in accordance with Section 7.13(b), Micron shall have funded the amount it is required to deposit in accordance with Section 7.13(c).

(i) Closing Deliverables. Micron shall have complied with its obligations under Section 2.3(b) (other than subsection (vi) thereof).

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ARTICLE X

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

10.1 Survival Generally.

(a) The representations and warranties of the Parties contained in this Agreement, the representations, warranties and certifications contained in any certificate or other instrument delivered pursuant to this Agreement (other than the representations and warranties contained in the Master Agreement Amendment, the Intel ATA Amendment, the ST ACA Amendment, any other Ancillary Agreement and, for the avoidance of doubt, the Master Agreement, the Intel ATA and the ST ACA, which are subject to Section 10.1(c)), and the covenants contained in Section 6.1 (Conduct of Business of the Company), Section 7.27 (Micron Financing Cooperation) and Section 7.28 (Additional Financial Statements) shall survive the Closing and continue (regardless of any investigation made by or on behalf of, or other knowledge of, the Parties to this Agreement) for a period of twelve (12) months after the Closing Date, except that (i) the representations and warranties set forth in Section 3.11 (Taxes) shall survive until sixty (60) days after the expiration of the statute of limitations for the collection of the Tax that is the subject of such representation or warranty (taking into account only those extensions thereof that have been approved by Sellers in accordance with Section 7.9), (ii) the representations and warranties set forth in Section 3.32 (Governmental Incentives) and Section 4.11 (Governmental Incentives) shall survive until sixty (60) days after the expiration of the statute of limitations applicable to claims by a Governmental Entity with respect to the Governmental Incentives (in the case of Section 3.32), Intel Governmental Incentives (in the case of Section 4.11(a)) or ST Governmental Incentives (in the case of Section 4.11(b)), as the case may be, that are the subject of such representations and warranties, (iii) the representations and warranties set forth in Section 3.24(e) (Pension Plan Liability) shall survive until sixty (60) days after the expiration of the applicable statute of limitations for any claims that could be made by any Person relating to the subject of such representation and warranty, (iv) the representations and warranties set forth in each of Section 3.1 (Organization and Good Standing), Section 3.2 (Company Capital Structure), Section 3.3 (Subsidiaries), Section 3.4 (Authority and Enforceability), Section 4.1 (Organization and Good Standing), Section 4.2 (Authority and Enforceability), Section 4.5 (Legal Ownership of Shares), Section 5.1 (Organization and Good Standing), Section 5.2 (Authority and Enforceability), Section 5.5 (Capitalization) and Section 5.6 (Micron Shares) shall survive indefinitely, (v) the representations and warranties set forth in Section 3.23 (Environmental Matters) and Section 4.12 (Environmental Matters) shall survive until the date that is ten (10) years following the Closing Date, and (vi) any claim arising out of intentional misrepresentation or fraud by any of the Parties contained in this Agreement or any other Ancillary Agreement shall survive indefinitely.  Upon such expiration, such representation, warranty or certification, or such covenant under said Section 6.1, Section 7.27 and Section 7.28, shall be deemed to be of no further force or effect, as if never made, and no action may be brought based on the same, whether for indemnification, breach of contract, tort or under any other legal theory; provided, however, that should any claim for indemnification set forth in a Claim Notice delivered in accordance with Section 10.5(a) prior to the expiration date
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of any representation, warranty or certification or any such covenant under said Section 6.1, Section 7.27 and Section 7.28 remain unresolved or unsatisfied as of such expiration date, the representation, warranty, certification or covenant shall be deemed to survive as to such claim and shall not terminate as to such claim until each such claim shall have been finally resolved and satisfied.  Each covenant and agreement of the Parties contained herein, other than the covenants contained in Section 6.1, Section 7.27 and Section 7.28, shall survive indefinitely; provided, however, that any claim for indemnification hereunder with respect to any particular breach of any such covenant or agreement must be brought prior to the expiration of the statute of limitations applicable to such breach.  For the avoidance of doubt, the survival periods set forth herein are in lieu of, and the Parties expressly waive, any otherwise applicable statute of limitations.

(b) The Sellers’ indemnification obligations under Section 10.2(a)(vi) and Section 10.2(a)(ix) shall survive until the date that is ten (10) years following the Closing Date.  Upon such expiration, any indemnification right under Section 10.2(a)(vi) or Section 10.2(a)(ix) shall be deemed to be of no further force or effect, as if never made, and no action may be brought based on the same; provided, however, that should any claim for indemnification under Section 10.2(a)(vi) or Section 10.2(a)(ix) set forth in a Claim Notice delivered in accordance with Section 10.5(a) prior to such expiration date remain unresolved or unsatisfied as of such expiration date, such claim shall be deemed to survive and shall not terminate until such claim shall have been finally resolved and satisfied.

(c) The representations, warranties and covenants contained in the Master Agreement Amendment, the Intel ATA Amendment, the ST ACA Amendment, each other Ancillary Agreement and, for the avoidance of doubt, the Master Agreement, the Intel ATA and the ST ACA, shall survive in accordance with the terms of each such Contract.

10.2 Indemnification Generally.

(a) Indemnification by Sellers Regarding Company Obligations.  Subject to the provisions of this Article X (and, in the case of Taxes, Section 7.9 and, in the case of Clawbacks, Section 7.22), from and after the Closing, the Sellers agree, severally in proportion to their respective Indemnification Percentages and not jointly (except as provided in Section 10.3(g)), to indemnify and hold harmless each of the Micron Indemnitees from and in respect of any and all Losses that such Micron Indemnitee may pay, incur or become subject to, directly or indirectly, as a result of, or based upon or arising from:

(i) any inaccuracy or breach of any representation or warranty of the Company contained in this Agreement (other than representations with respect to Taxes, the indemnity obligation for which is governed by Section 7.9 and Section 10.2(a)(iv)) or of any representation, warranty or certification made to Micron or Buyer in any certificate or other instrument executed and delivered by the Company pursuant hereto (other than the representations and warranties contained in the Master Agreement Amendment, the Intel ATA Amendment, the ST ACA Amendment, any other Ancillary Agreement and, for the avoidance of doubt, the Master Agreement, the Intel ATA and the ST ACA), in each case as of the date hereof

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(or, in the case of any such certificate or other instrument, as of the date of such certificate or instrument, as the case may be) or as of the Closing Date as if made on the Closing Date, except to the extent that any such representation, warranty or certification was expressly made as of a specific date, in which case any inaccuracy or breach of such representation, warranty or certification as of such date;

(ii) (A) any breach of or failure to perform or comply with any covenant, undertaking or other agreement by the Company contained in this Agreement (which breach or failure to perform or comply occurs prior to the Closing) and (B) any breach or failure by any Seller to perform or comply with Section 7.28 or any obligation of Sellers to cause the Company to comply with any such covenant, undertaking or other agreement by the Company contained in this Agreement;

(iii) any Indemnifiable Company Transaction Expenses;

(iv) any Taxes for which the Sellers are responsible in accordance with Section 7.9 (“Indemnifiable Taxes”);

(v) any Indemnifiable Clawback Amount;

(vi) any Post-Formation and Other Sellers’ Environmental Liabilities;

(vii) any matter described in Schedule 10.2(a)(vii);

(viii) any inaccuracy in the Net Available Cash Certificate, if and to the extent that the actual Net Available Cash was less than the lesser of (x) the amount set forth on Schedule 9.2(j) and (y) the amount of Net Available Cash set forth in the Net Available Cash Certificate accepted by Micron (the “Certified Amount”), if the Certified Amount was the amount set forth on Schedule 9.2(j) or less (it being agreed that the amount of any such inaccuracy is an Indemnifiable Loss hereunder); or

(ix) any matter described in Schedule 10.2(a)(ix).

(b) Indemnification by Each Seller.  Subject to the provisions of this Article X, from and after the Closing, each Seller agrees, individually and not jointly (except as provided in Section 10.3(g)), to indemnify and hold harmless each of the Micron Indemnitees from and in respect of any and all Losses that such Micron Indemnitee may pay, incur or become subject to, directly or indirectly, as a result of, or based upon or arising from:

(i) any inaccuracy or breach of any representation or warranty of such Seller contained in this Agreement or of any representation, warranty or certification made to Micron or Buyer in any certificate or other instrument executed and delivered by such Seller pursuant hereto (other than the representations and warranties contained in the Master Agreement Amendment, the Intel ATA Amendment and the ST ACA Amendment, any other Ancillary Agreement and, for the avoidance of doubt, the Master Agreement, the Intel ATA and

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the ST ACA), in each case as of the date hereof (or, in the case of any such certificate or other instrument, as of the date of such certificate or instrument, as the case may be) or as of the Closing Date as if made on the Closing Date, except to the extent that any such representation, warranty or certification was expressly made as of a specific date, in which case any inaccuracy or breach of such representation, warranty or certification as of such date; or

(ii) any breach of or failure to perform or comply with any covenant, undertaking or other agreement by any such Seller contained in this Agreement, other than any such breach or failure described in Section 10.2(a)(ii).

(c) Indemnification by Micron.  Subject to the provisions of this Article X, from and after the Closing, Micron agrees to indemnify and hold harmless each of the Seller Indemnitees from and in respect of any and all Losses that such Seller Indemnitee may pay, incur or become subject to, directly or indirectly, as a result of, or based upon or arising from:

(i) any inaccuracy or breach of any representation or warranty of Micron contained in this Agreement or of any representation, warranty or certification made to any Seller in any certificate or other instrument executed and delivered by Micron pursuant hereto (other than any Ancillary Agreement), in each case as of the date hereof (or, in the case of any such certificate or other instrument, as of the date of such certificate or instrument, as the case may be) or as of the Closing Date as if made on the Closing Date, except to the extent that any such representation, warranty or certification was expressly made as of a specific date, in which case any inaccuracy or breach of such representation, warranty or certification as of such date;

(ii) any breach of or failure to perform or comply with any covenant, undertaking or other agreement by the Company (which breach or failure to perform or comply occurs following the Closing) or Micron contained in this Agreement (other than Section 7.23);

(iii) any Post-Closing Environmental Liabilities; or

(iv) any Taxes for which Micron is responsible in accordance with Section 7.9.

(d) Any and all Losses in respect of which any Indemnitee is entitled to be indemnified and held harmless under this Article X are referred to as “Indemnifiable Losses.”  For the purpose of determining the amount of any Indemnifiable Losses in connection with any inaccuracy or breach of any representation, warranty or certification or for any breach of or failure to perform or comply with any covenant, undertaking or other agreement, any materiality, “Company Material Adverse Effect”, material adverse effect, or similar qualifier contained in the applicable representation, warranty, certification, covenant, undertaking or other agreement will be disregarded.

(e) The Seller Indemnitees shall not have any right of subrogation, contribution, indemnification,  advancement, reimbursement or recovery of any nature from or

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against Micron, the Company or any of their respective Affiliates or Representatives under this Agreement, any other Contract (including the Master Agreement, the Intel ATA and the ST ACA) or otherwise, with respect to any Indemnifiable Loss of a Micron Indemnitee hereunder including, for the avoidance of doubt, for any Company Breach, and each Seller (on behalf of itself and the other Seller Indemnitees) hereby waives all such rights of subrogation, contribution, indemnification, advancement, reimbursement or recovery with respect to such matter.  If the Closing occurs, each Seller agrees that it will not, and will not permit any of its Affiliates to, bring any claim against Micron, the Company or any of their respective Affiliates arising out of or in connection with any such Indemnifiable Loss of any Micron Indemnitee.

(f) The Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary:

(i) the sole recourse of the Micron Indemnitees with respect to any Losses in respect of (A) any inaccuracy or breach of Intel’s representations and warranties in Section 3.12(a) (Pension Plans) or Section 3.15 (Environmental Matters) of the Intel ATA (including any inaccuracy or breach of such representations and warranties as of the Formation Closing Date made in the certification delivered pursuant to Section 5.2(a) of the Master Agreement), (B) any Intel-related Pre-Formation Environmental Liabilities, and (C) except as set forth in Section 7.9(b)(i), any Pre-Formation Taxes, shall be pursuant to the terms of the Intel ATA, as amended by the Intel ATA Amendment, and the Micron Indemnitees shall have no other rights or remedies with respect to such Losses under this Agreement;

(ii) the sole recourse of the Micron Indemnitees with respect to any Losses in respect of (A) any inaccuracy or breach of ST’s representations and warranties in Section 3.12(a) (Pension Plans) or Section 3.15 (Environmental Matters) of the ST ACA (including any inaccuracy or breach of such representations and warranties as of the Formation Closing Date made in the certification delivered pursuant to Section 5.1(a) of the Master Agreement), (B) any ST-related Pre-Formation Environmental Liabilities, and (C) except as set forth in Section 7.9(b)(i), any Pre-Formation Taxes, shall be pursuant to the terms of the ST ACA, as amended by the ST ACA Amendment, and the Micron Indemnitees shall have no other rights or remedies with respect to such Losses under this Agreement;

(iii) the rights of the Company and its Subsidiaries as Holdings Indemnitees (as such term is defined in the Intel ATA and the ST ACA, as applicable) under the terms of the Intel ATA and ST ACA and as third party beneficiaries under the Master Agreement may be directly asserted by Micron on behalf of the Company and its Subsidiaries against Intel (in the case of the Intel ATA and the Master Agreement) and ST (in the case of the ST ACA and the Master Agreement);

(iv) nothing herein shall be deemed to limit in any way (A) ST’s obligations to indemnify and hold the Company and its Subsidiaries harmless from all TFR Indemnity Obligations (as such term is defined in the ST ACA) under the terms of the ST ACA and the TFR Indemnification Agreement (as such term is defined in the ST ACA) or (B) the

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rights of the Company and its Subsidiaries under and in respect of the Bank Guarantee (as such term is defined in the ST ACA);

(v) no Micron Indemnitee shall be entitled to any indemnification under this Agreement for any Losses for which any Micron Indemnitee is entitled to indemnification under the M6 Option Agreement; and

(vi) without prejudicing the rights of any Party to seek recourse for a particular Loss under any of this Agreement, the Intel ATA, the ST ACA or the Master Agreement, (A) any claims for indemnification asserted under this Agreement shall be subject to the terms and conditions of this Agreement, and (B) any claims for indemnification asserted under any of the Intel ATA, ST ACA or the Master Agreement shall be subject to the terms and conditions of the Intel ATA, the ST ACA or the Master Agreement, as applicable.

10.3 Indemnification Limitations.

(a) Notwithstanding any other provision of this Agreement to the contrary, except as otherwise set forth in this Section 10.3(a), no Micron Indemnitee shall be entitled to indemnification for any Losses covered by Section 10.2(a)(i) or Section 10.2(b)(i) unless and until the aggregate amount (without duplication) of all Losses of the Micron Indemnitees covered by Section 10.2(a)(i) and Section 10.2(b)(i) exceeds $10,000,000 (the “Seller Basket Amount”), in which case the Micron Indemnitees shall be entitled to be indemnified for the amount by which such Losses exceed the Seller Basket Amount.  The Seller Basket Amount shall not apply to Losses resulting from (A) any fraud or intentional misrepresentation, (B) any inaccuracy or breach of Section 3.1 (Organization of the Company), Section 3.2 (Company Capital Structure), Section 3.3 (Subsidiaries), Section 3.4 (Authority and Enforceability), Section 3.11 (Taxes), the last sentence of Section 3.19 (Interested Party Transactions), Section 3.32 (Governmental Incentives), Section 4.1 (Organization and Good Standing), Section 4.2 (Authority and Enforceability), Section 4.5 (Legal Ownership of Shares) or Section 4.11 (Governmental Incentives) (collectively, the “Special Seller Representations”) or (C) any inaccuracy or breach of Section 3.23 (Environmental Matters), Section 3.24(e) (Pension Plan Liability) or Section 4.12 (Environmental Matters).

(b) Notwithstanding any other provision of this Agreement to the contrary, except as otherwise set forth in this Section 10.3(b), no Seller Indemnitee shall be entitled to indemnification for any Losses covered by Section 10.2(c)(i) unless and until the aggregate amount (without duplication) of all Losses of the Seller Indemnitees covered by Section 10.2(c)(i) exceeds $10,000,000 (the “Micron Basket Amount”), in which case the Seller Indemnitees shall be entitled to be indemnified for the amount by which such Losses exceed the Micron Basket Amount.  The Micron Basket Amount shall not apply to Losses resulting from (A) any fraud or intentional misrepresentation or (ii) any inaccuracy or breach of Section 5.1 (Organization and Good Standing), Section 5.2 (Authority and Enforceability), Section 5.5 (Capitalization) and Section 5.6 (Micron Shares) (collectively, the “Special Micron Representations”).

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(c) Notwithstanding any other provision of this Agreement (other than Section 7.23) or any other agreement or instrument to the contrary, the Parties hereto acknowledge and agree that from and after the Closing, and except as set forth in the next sentence of this Section 10.3(c), the indemnification provisions in Section 7.9 and Section 7.22 and this Article X shall be the sole and exclusive remedy of the Indemnitees with respect to any Losses incurred directly or indirectly in connection with, arising from or based upon this Agreement or any of the transactions contemplated hereby, whether arising under this Agreement or under any other legal or equitable theory whatsoever; it being understood that the foregoing clause of this sentence shall not be deemed a waiver by any Party of any right to specific performance or injunctive relief (except insofar as such a right requires the performance of any Remedial Activities on any Real Property by any Seller, in which case the terms and conditions of Section 10.8 shall apply).  The immediately preceding sentence does not limit or otherwise affect the rights or remedies of any of the Parties vis-á-vis any other Party with respect to (i) fraud or intentional misrepresentation, (ii) any of the Ancillary Agreements or (iii) pre-existing rights or obligations with respect to indemnification or any other form of recourse by any one Party of any of the other Parties under any other Contracts (including the Master Agreement, the Intel ATA and the ST ACA).

(d) Notwithstanding any other provision of this Agreement to the contrary, except as otherwise set forth in this Section 10.3(d), from and after the Closing, (i) absent fraud or intentional misrepresentation, the maximum aggregate liability of the Sellers to the Micron Indemnitees for all Indemnifiable Losses of the Micron Indemnitees other than Special Micron Losses (the “Capped Micron Losses”) shall be $150,000,000 (the “Micron Cap”), and (ii) absent fraud or intentional misrepresentation by a Seller, the maximum aggregate liability of such Seller for Capped Micron Losses shall be equal to such Seller’s Indemnification Percentage of the Micron Cap.  Notwithstanding the foregoing, in the event one or more Seller Indemnitors assumes the defense of a Third Party Claim made against a Micron Indemnitee in accordance with Section 10.7, the foregoing limitations with respect to the maximum aggregate liability of such Seller Indemnitors for such Capped Micron Losses shall not apply with respect to such Third Party Claim; provided, however, that any amounts that constitute Indemnifiable Losses in connection with such Third Party Claim (other than any Special Micron Losses) which are paid by a Seller Indemnitor pursuant to this Article X shall, following such payment, be credited against the Micron Cap by the amount so paid.  For the avoidance of doubt, the Micron Cap shall not apply in respect of Formation Agreement Losses, which are governed by the terms of the Master Agreement, the Intel ATA or the ST ACA, as applicable.

(e) Notwithstanding any other provision of this Agreement, except as otherwise set forth in this Section 10.3(e), from and after the Closing, absent fraud or intentional misrepresentation, the maximum aggregate liability of Micron to the Seller Indemnitees for all Indemnifiable Losses of the Seller Indemnitees other than Special Seller Losses (“Capped Sellers Losses”) shall be $150,000,000 (the “Seller Cap”).  Notwithstanding the foregoing, in the event Micron assumes the defense of a Third Party Claim made against a Seller Indemnitee in accordance with Section 10.7, the foregoing limitations with respect to the maximum aggregate liability of Micron for such Capped Seller Losses shall not apply with respect to such

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Third Party Claim; provided, however, that any amounts that constitute Indemnifiable Losses in connection with such Third Party Claim (other than any Special Seller Losses) which are paid by Micron pursuant to this Article X shall, following such payment, be credited against the Seller Cap by the amount so paid.  For the avoidance of doubt, Micron does not have any indemnification obligations under the Formation Agreements and, accordingly, the Seller Cap shall not apply in respect of Formation Agreement Losses.

(f) Notwithstanding any other provision of this Agreement to the contrary, absent fraud or intentional misrepresentation:

(i) the maximum aggregate liability of the Sellers to the Micron Indemnitees for Indemnifiable Losses (including Capped Micron Losses and Special Micron Losses) shall be an amount equal to the product obtained by multiplying (A) the number of Micron Shares by (B) the Micron Stock Price (such product, the “Purchase Price Cap”);

(ii) the maximum aggregate liability of each Seller to the Micron Indemnitees for Indemnifiable Losses (including Capped Micron Losses and Special Micron Losses) shall be equal to such Seller’s Indemnification Percentage of the Purchase Price Cap; and

(iii) the maximum aggregate liability of Micron to the Seller Indemnitees for Indemnifiable Losses (including Capped Seller Losses and Special Seller Losses) shall be an amount equal to the Purchase Price Cap.

For the avoidance of doubt, the Purchase Price Cap shall not apply in respect of any Formation Agreement Losses, which are governed by the terms of the Master Agreement, the Intel ATA and the ST ACA, as applicable.

(g) The obligations of the Sellers to indemnify and hold harmless the Micron Indemnitees under Section 7.9 and Section 7.22 and this Article X shall be several (in proportion to their respective Indemnification Percentages, with respect to Section 10.2(a)) and not joint; provided, however, that each FP Seller shall be jointly liable for the obligations of each other FP Seller to indemnify and hold harmless the Micron Indemnitees under Section 7.9 and Section 7.22 and this Article X, and each Intel Seller shall be jointly liable for the obligations of the other Intel Seller to indemnify and hold harmless the Micron Indemnitees under Section 7.9 and Section 7.22 and this Article X.  Without prejudice to Section 10.2(b), in the event any Indemnifiable Losses arise out of (i) any inaccuracy or breach of any representation or warranty of a particular Seller under Article IV, (ii) any inaccuracy or breach contained in any certificate or other instrument delivered pursuant hereto by a particular Seller, or (iii) any breach of or failure to perform or comply with any covenant, undertaking or other agreement herein by a particular Seller, other than any such breach or failure described in Section 10.2(a)(ii) (such Indemnifiable Losses pursuant to clauses (i), (ii) or (iii), “Individual Seller Losses”), the Micron Indemnitees shall be entitled to recover such Individual Seller Losses directly from the Seller responsible for such inaccuracy, breach or failure to perform or comply but not from the other Sellers; provided, however, that the Micron Indemnitees shall be entitled to recover from each

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FP Seller the Individual Seller Losses of any other FP Seller and the Micron Indemnitees shall be entitled to recover from each Intel Seller the Individual Seller Losses of the other Intel Seller.  For all other Indemnifiable Losses, the Micron Indemnitees shall be able to recover from each Seller such Seller’s Indemnification Percentage of such Indemnifiable Losses (plus, in the case of any FP Seller, the Indemnification Percentage of any other FP Seller and, in the case of any Intel Seller, the Indemnification Percentage of any other Intel Seller), subject to the other limitations set forth in this Agreement, including the caps on Capped Micron Losses in Section 10.3(d) and the Purchase Price Cap provisions in Section 10.3(f).

(h) Nothing in this Article X shall limit the liability of any party hereto for any breach or inaccuracy of any representation or warranty or any breach of, or failure to perform or comply with, any covenant, undertaking or other agreement contained in this Agreement or any certificate or instrument delivered pursuant hereto if the Share Purchase does not close.

(i) The waiver of any closing condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants, and obligations.

(j) Each Party agrees that it will not seek punitive damages as to any matter under, relating to or arising out of the transactions contemplated by this Agreement; provided, however, that the foregoing shall not limit the right of any Indemnitee to seek recovery for punitive damages awarded to a third party in connection with any Third Party Claim.

(k) The amount of any Indemnifiable Losses otherwise recoverable under this Article X with respect to a particular claim shall be reduced by any amounts which the Indemnitees actually receive with respect to such claim under insurance policies, net of all reasonable and documented costs and expenses of recovery.  In the event an Indemnitor has previously made a payment to an Indemnitee in satisfaction of any Indemnifiable Losses, the Indemnitee shall reimburse the Indemnitor promptly following the receipt of any such insurance proceeds with respect to such Indemnifiable Loss in an amount equal to the lesser of (i) such payment and (ii) the amount of such insurance proceeds, net of all reasonable and documented costs and expenses of recovery that were not recovered.

(l) Notwithstanding the foregoing, nothing herein shall limit the potential remedies of any Indemnitee against any Indemnitor with respect to fraud or intentional misrepresentation by such Indemnitor.

(m) Notwithstanding anything in this Agreement to the contrary, with respect to the obligations of Sellers under this Agreement, except to the extent provided in Section 7.22, Indemnifiable Losses and Special Micron Losses shall not include, and Sellers shall not be responsible for indemnifying Micron Indemnitees for Taxes and Losses (i) that are attributable to Post-Closing Tax Periods (determined in accordance with Section 7.9(b)(vii)), other than (A) interest, penalties, additions to Tax and defense costs arising in Post-Closing Tax Periods

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attributable to Indemnifiable Taxes arising in Pre-Closing Tax Periods, (B) arising as a result of a breach of the representation in Section 3.11(f) or (C) arising as a result of a breach by Sellers of Section 7.9(c) or a breach of Section 7.9(e) or Section 7.9(h); (ii) that are Pre-Formation Taxes, except as described in Section 7.9(b)(ii)(C) or Section 7.9(b)(ii)(D) (it being understood that any indemnity for Pre-Formation Taxes other than those described in such sections shall be subject to Section 10.2(f)(i) and Section 10.2(f)(ii)); (iii) that are described in Section 7.9(b)(iii) or Section 7.9(b)(v), which shall be indemnified as set forth in such Sections; (iv) that arise on the Closing Date after the Closing as a result of actions out of the ordinary course of business taken by or on behalf of Micron or its Affiliates following the Closing; or (v) that are (x) accrued as a liability on the Current Balance Sheet or (y) incurred in the ordinary course of business since the Balance Sheet Date in amounts consistent with prior periods (if applicable), as adjusted for fluctuations in assets and operations and changes to generally applicable Tax rates.  For purposes of clause (v), the following shall not be treated as described in subclause (y):  (1) interest, penalties and additions to Tax, (2) Taxes that arise as a result of the transactions contemplated by Section 7.14 (Capitalization of Existing Notes), and (3) Pre-Formation Taxes described in Section 7.9(b)(ii)(C) or Section 7.9(b)(ii)(D).  Notwithstanding anything in this Agreement to the contrary, with respect to the obligations of Sellers under this Agreement, Indemnifiable Losses and Special Micron Losses shall not include, and Sellers shall not be responsible for indemnifying Micron Indemnitees for Taxes and Losses (x) resulting solely from any failure or inability of Micron, the Company or any Affiliate thereof to Realize any Governmental Incentive in any Post-Closing Tax Period or (y) except in the case of a breach of Section 7.22(a), in respect of Governmental Incentives relating in any manner to the M6 Going Concern or the transactions contemplated by the M6 Option Agreement.

(n) Notwithstanding anything to the contrary in this Agreement or in the Disclosure Letter, the disclosures set forth in the Disclosure Letter shall not, in any way, limit or otherwise affect any Micron Indemnitee’s rights to indemnification under this Article X for any Indemnifiable Losses as a result of, based upon, or arising from the fact that the copies of any of the Contracts set forth on Section 3.33 of the Disclosure Letter that have been made available to Micron are not identical to the actual terms of such Contracts.

10.4 Indemnity Escrow Fund.

(a) During the Interim Period, Micron and the Sellers shall negotiate in good faith a form of Escrow Agreement containing terms and conditions that are consistent with those applicable to the Indemnity Escrow Fund and the Micron Escrow Shares set forth in this Agreement and such other terms and conditions that are customary for transactions of this type.  From and after the Closing, the Sellers agree that, subject to the other provisions of this Article X and the terms and conditions of the Escrow Agreement, the Indemnity Escrow Fund shall be available as partial security to satisfy the Sellers’ obligations to indemnify and hold harmless the Micron Indemnitees from and against any and all Indemnifiable Losses.  Sellers’ interests in the Indemnity Escrow Fund shall be non-transferable.

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(b) Each Seller shall have voting rights with respect to the Micron Escrow Shares held in the Indemnity Escrow Fund by or on behalf of such Seller (and any additional shares of Micron Common Stock as may be issued after the Closing with respect to such Micron Escrow Shares upon any stock split, dividend or recapitalization effected by Micron after the Closing), subject to the restrictions on voting set forth in the Stockholder Rights and Restrictions Agreement.  Each Seller shall have the right to receive any cash dividends or distributions made with respect to the Micron Escrow Shares held in the Indemnity Escrow Fund, but any additional shares of Micron Common Stock as may be issued after the Closing with respect to such Micron Escrow Shares upon any stock split, stock dividend or recapitalization effected by Micron after the Closing shall be retained in the Indemnity Escrow Fund, until disbursement in accordance with this Agreement and the Escrow Agreement.  Following the expiration of the Lock-Up Period (in the case of clause (i)) or on the Escrow Substitution Date (in the case of clause (ii)), (i) any Seller may direct the Escrow Agent to sell, as agent and trustee for the requesting Seller, all or any portion of such Seller’s remaining Micron Escrow Shares in the Indemnity Escrow Fund and/or (ii) any Seller that has deposited into the Indemnity Escrow Fund any Excess Escrow Shares (as defined in Schedule 2.2(a)) shall direct the Escrow Agent to release from the Indemnity Escrow Fund and deliver to such Seller such Seller’s Excess Escrow Shares, and in exchange therefor, such Seller shall deposit into the Indemnity Escrow Fund an amount in cash equal to the average of the twenty (20) VWAP Prices of Micron Common Stock for the twenty (20) consecutive trading day period ending on the second trading day immediately prior to the Escrow Substitution Date.  Until the Escrow Period expires, the Escrow Agent will (x) in the case of any sale described in clause (i) above, hold the proceeds of such sale (net of any sales commissions and other reasonable expenses of the Escrow Agent as set forth in the Escrow Agreement) and (y) in the case of any release and delivery of Excess Escrow Shares described in clause (ii) above, hold the deposited cash, in each case, in accordance with the Escrow Agreement.  For United States federal income Tax purposes, the Sellers on whose behalf the Micron Escrow Shares are held in the Indemnity Escrow Fund will be treated as the owners of such shares unless and until such shares are returned to Micron.

(c) Subject to the other provisions of this Article X and the terms and conditions of the Escrow Agreement, the Indemnity Escrow Fund shall remain in existence until the Escrow Release Date; provided, however, that should one or more claims for indemnification set forth in a Claim Notice delivered to the Sellers prior to the Escrow Release Date in accordance with Section 10.5(a) remain unresolved or unsatisfied as of the Escrow Release Date, the Indemnity Escrow Fund shall not terminate with respect to that number of Micron Escrow Shares with a value (determined in accordance with the provisions of the Escrow Agreement) equal to the amount determined in good faith by Micron to be reasonably necessary to satisfy such unresolved or unsatisfied claims until each such claim shall have been finally resolved and satisfied.  All distributions from the Indemnity Escrow Fund to the Sellers and/or to Micron Indemnitees shall be made in accordance with the terms of the Escrow Agreement.

(d) For purposes of this Article X and the Escrow Agreement, (i) Micron and each FP Seller agree that (A) any notice provided to or from one FP Seller shall constitute notice to or from the other FP Seller, and (B) any approval, consent, waiver, authorization or instruction

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given by one FP Seller shall be deemed given by, and shall be binding on, the other FP Seller, and (ii) Micron and each Intel Seller agree that (A) any notice provided to or from Intel shall constitute notice to or from both Intel Sellers, and (B) any approval, consent, waiver, authorization or instruction given by Intel shall be deemed given by, and shall be binding on, both Intel Sellers.

10.5 Claims for Indemnification.

(a) An Indemnitee may seek recovery of Indemnifiable Losses pursuant to this Article X by delivering to the Indemnitor or Indemnitors against which such claim is being made a Claim Notice in respect of such claim.  For purposes hereof, “Claim Notice” shall mean a notice of an Indemnitee:  (A) stating that an Indemnitee has paid, incurred, or become subject to, or reasonably anticipates that it will have to pay, incur or become subject to, Indemnifiable Losses and setting forth in reasonable detail the facts and circumstances giving rise to such Indemnifiable Losses, (B) specifying in reasonable detail the nature and amount of Indemnifiable Losses, to the extent then known by the Indemnitee, and/or if reasonably estimable, an estimate of anticipated Indemnifiable Losses, and (C) the basis for which the Indemnitee is seeking indemnification for such Indemnifiable Losses.  An Indemnitor may object to a claim for indemnification set forth in a Claim Notice by delivering to the Indemnitee seeking indemnification within thirty (30) days from the delivery by an Indemnitee of a Claim Notice (such date, the “Objection Deadline”), a written statement of objection to one or more of the claims made in the Claim Notice (an “Objection Notice”), which Objection Notice, in order to be effective, shall set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made.  If the Indemnitor does not object in writing to all or any portion of the claims by the Objection Deadline, such failure to so object shall be an irrevocable acknowledgment by such Indemnitor that the Indemnitee is entitled to the full amount of the Indemnifiable Losses set forth in such Claim Notice to which any such objection is not so made (and such entitlement shall be conclusively and irrefutably established against the Sellers) (any such claim, an “Unobjected Claim”).  If the Indemnitor acknowledges in the Objection Notice that there is an indemnification obligation but asserts that it is obligated to pay a lesser amount than that set forth in the Claim Notice, the Indemnitor shall pay or instruct the Escrow Agent to pay, as the case may be, such lesser amount promptly to the Indemnitee, without prejudice to or waiver of the Indemnitee’s claim for the difference.

(b) If the Indemnitor delivers an Objection Notice by the Objection Deadline in accordance with Section 10.5(a), such Indemnitor and the Indemnitee shall attempt in good faith for thirty (30) days thereafter to attempt to resolve such dispute.  If the disputing parties reach an agreement with respect to such dispute, a memorandum setting forth such agreement shall be prepared and signed by the parties (a “Settlement Memorandum”) (any claims covered by such an agreement, “Settled Claims”), which shall be final, binding and conclusive upon the Parties and the Indemnitees covered by such claim.  If the disputing parties are unable to reach an agreement with respect to such dispute after good faith negotiation during the aforementioned thirty (30) day period, any party to such dispute may commence litigation with respect to the matter in the state or federal courts in Wilmington, Delaware, pursuant to Section 12.8.  Any

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final and non-appealable decision or judgment (“Judgment”) rendered by any such court as to the validity and amount of any claim in such Claim Notice shall be final, binding, and conclusive upon the Parties and the Indemnitees covered by such claim.  Claims determined pursuant to such a Judgment are referred to as “Resolved Claims.”

10.6 Form of Payment.

(a) For the purposes of determining the number of Micron Escrow Shares to be delivered to a Micron Indemnitee out of the Indemnity Escrow Fund pursuant to Section 10.6(b), the Micron Shares shall be valued as of the average of the twenty (20) VWAP Prices of the Micron Common Stock for the twenty (20) trading day period ending on the second trading day immediately prior to the date of the Claim Notice (in the case of an Unobjected Claim), Settlement Memorandum (in the case of a Settled Claim) or Judgment (in the case of a Resolved Claim), as the case may be (the “Share Indemnity Value”).

(b) The Parties acknowledge and agree that Indemnifiable Losses payable by a Seller Indemnitor (or out of the Indemnity Escrow Fund on behalf of a Seller Indemnitor) to a Micron Indemnitee shall be satisfied in the following manner:

(i) First, except as set forth in Section 10.6(b)(ii) and Section 10.6(b)(iv), for so long as any Micron Escrow Shares or cash remain in the Indemnity Escrow Fund for the account of the Seller Indemnitor, from the Indemnity Escrow Fund;

(ii) Second, except as set forth in Section 10.6(b)(iv), to the extent the sum of the Share Indemnity Value of all Micron Escrow Shares and the cash, if any, held in the Indemnity Escrow Fund for the account of such Seller Indemnitor is not sufficient to satisfy all such Indemnifiable Losses payable by such Seller Indemnitor, then such Micron Escrow Shares and cash shall be released from the Indemnity Escrow Fund to the Micron Indemnitee and the Seller Indemnitor shall promptly pay the remaining amount owed to the Micron Indemnitee for such Indemnifiable Losses in cash;

(iii) From and after the date on which no Micron Escrow Shares or cash remain in the Indemnity Escrow Fund for the account of the Seller Indemnitor, the Seller Indemnitor shall promptly pay any amount owed to the Micron Indemnitee for such Indemnifiable Losses in cash; and

(iv) Indemnifiable Losses payable by a Seller Indemnitor to a Micron Indemnitee in respect of the following shall be paid by the Seller Indemnitor in cash: (A) breach of, or failure to perform or comply with, any covenant, undertaking or other agreement contained in this Agreement by the Company, other than those set forth in Section 6.1(a), Section 6.1(b), Section 7.27 and Section 7.28, which breach or failure to perform or comply occurs prior to the Closing; (B) any willful breach of, or willful failure to perform or comply with, any covenant, undertaking or other agreement set forth in Section 6.1(a), Section 6.1(b), Section 7.27 and Section 7.28 by the Company; (C) any breach of, or failure to perform or comply with, any covenant, undertaking or other agreement contained in this Agreement by any of the Sellers; (D)

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Indemnifiable Company Transaction Expenses; (E) Indemnifiable Taxes; (F) Indemnifiable Clawback Amounts; (G) the matters covered by Section 10.2(a)(viii); (H) the matters covered by Section 10.2(a)(ix); and (I) any inaccuracy or breach of the representations and warranties in Section 3.32 (Governmental Incentives) and Section 4.11 (Governmental Incentives);

provided, however, that in the case of clauses (ii), (iii) and (iv) above, if any such Indemnifiable Loss claim is made prior to the end of the Lock-Up Period, the Seller Indemnitor may defer payment of such obligation, without interest or penalty, until the date that is twenty (20) days after the end of the Lock-Up Period (or, if the Seller Indemnitor is unable to sell Micron Shares pursuant to Rule 144 following the expiration of the Lock-Up Period as a result of Micron’s failure to satisfy the current public information requirement under Rule 144(c), until the date that is twenty (20) days after the date that is twelve (12) months following the Closing Date).

(c) In the event of an Unobjected Claim, a Settled Claim or a Resolved Claim that is recoverable from the Indemnity Escrow Fund, each applicable Seller shall take all necessary actions under this Agreement and the Escrow Agreement to cause the Escrow Agent to make distributions from the Indemnity Escrow Fund to the applicable Micron Indemnitee(s) in satisfaction of such claim.  The Escrow Agent shall be entitled to conclusively rely on any Claim Notice (in the event of an Unobjected Claim), Settlement Memorandum or certified copy of a Judgment and make distributions from the Indemnity Escrow Fund in accordance with the terms thereof.

(d) In the event of an Unobjected Claim, a Settled Claim or a Resolved Claim that is recoverable directly from a Seller Indemnitor (whether pursuant to Section 10.6(b)(ii), Section 10.6(b)(iii) or otherwise following the Escrow Release Date), the Seller Indemnitor shall take all necessary actions under this Agreement to effect payment thereof by delivery of Micron Shares (if consented to by Micron in its sole discretion) or payment of cash, promptly, and in any event within ten (10) Business Days after the Objection Deadline (with respect to an Unobjected Claim), the date of the Settlement Memorandum (with respect to a Settled Claim) or the date of the Judgment (with respect to a Resolved Claim).  Any amounts that remain unpaid after such tenth (10th) Business Day shall accrue interest from the date of the Objection Deadline, the Settlement Memorandum or the Judgment, as the case may be, at a rate per annum equal to the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks prevailing during such period plus 3.0%, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e) Indemnifiable Losses payable by Micron to a Seller Indemnitee shall be paid by Micron in cash.

10.7 Third Party Claims.

(a) In the event of any Third Party Claim against an Indemnitee in respect of any matter for which the Indemnitee believes, in good faith, may result in a claim by it to be indemnified or held harmless pursuant to this Article X by (i) in the case of a Micron Indemnitee,

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one or more Seller Indemnitors or (ii) in the case of a Seller Indemnitee, by Micron, the Indemnitee shall notify the applicable Indemnitor(s) of such Third Party Claim; provided, however, that no delay on the part of an Indemnitee in giving any such notice shall relieve an Indemnitor of any obligation to indemnify or hold harmless the Indemnitee except to the extent such Indemnitor demonstrates that the defense of such action is materially prejudiced thereby.  The Indemnitor(s) shall have the right, but not the duty, to assume and conduct the defense of such Third Party Claim at the expense of the Indemnitor(s) at any time during the pendency of such Third Party Claim; provided, however, the Indemnitor(s) may not assume and conduct the defense of a Third Party Claim that alleges criminal liability, in which specific performance or injunctive relief is sought, or that alleges infringement or misappropriation of, or challenges the validity of, Intellectual Property Rights, without the prior written consent of the Indemnitee (and, in the case of a Third Party Claim against a Micron Indemnitee other than Micron, the prior written consent of Micron); provided further that the right to assume and control the defense of a particular Third Party Claim can be exercised only if the Indemnitor or, in the case of a Third Party Claim involving more than one Seller Indemnitor, each such Seller Indemnitor, agrees in writing to assume and conduct the defense of such Third Party Claim.  If the Indemnitor(s) agree(s) to assume and conduct the defense of the Third Party Claim, the Indemnitor(s) shall be obligated to indemnify and hold harmless the Indemnitee with respect to all Losses in connection with such Third Party Claim, subject to Section 10.3(a) and Section 10.3(b).  For the avoidance of doubt, the Indemnitor’s costs of conducting the defense of any assumed Third Party Claim shall be borne by the Indemnitor, and shall not be considered Indemnifiable Losses for any purpose hereunder, including for purposes of the Micron Basket Amount, the Seller Basket Amount, the Micron Cap, the Seller Cap or the Purchase Price Cap.  The Indemnitor(s) shall conduct such defense in a commercially reasonable manner, and shall be authorized to settle any such claim without the consent of any Indemnitee that is subject to such Third Party Claim, provided, however, that: (a) the Indemnitor(s) shall not be authorized to encumber any assets or properties of the Indemnitee or any of its Affiliates or agree to any restrictions or limitations that would apply to any Indemnitee or any of its Affiliates or the conduct of the Indemnitee’s or any of its Affiliate’s businesses or which would reasonably be expected to have a material effect on a Tax liability of the Indemnitee that is not subject to full indemnification by the Indemnitor(s) hereunder; (b) the Indemnitor(s) shall have paid or caused to be paid any amounts arising out of such settlement in excess of the remaining portion of the Micron Basket Amount (if Micron is the Indemnitor) or the remaining portion of the Seller Basket Amount (if a Seller is the Indemnitor), if applicable (it being acknowledged and agreed that the Indemnitee shall pay the remaining portion of such settlement); and (c) a condition to any such settlement shall be a full and final release of the Indemnitee from all liability in respect of such Third Party Claim.  The Indemnitee shall be entitled to participate in (but not control) the defense of any Third Party Claim that has been assumed by one or more Indemnitors, with its own counsel and at its own expense.  The Indemnitee shall take such action as the Indemnitor(s) shall reasonably request to assist the Indemnitor(s) in the defense of any such Third Party Claim, provided that the Indemnitor(s) shall reimburse the Indemnitee for any reasonable out-of-pocket expenses incurred in taking any such requested action.  If the Indemnitor (or, in the case of a Third Party Claim involving more than one Seller Indemnitor, each such Seller Indemnitor) does not elect to assume and defend any Third Party Claim in accordance with the terms hereof, the Indemnitee

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may defend such Third Party Claim in a commercially reasonable manner and may consent to the entry of judgment or enter into a settlement of such Third Party Claim after giving written notice of the terms thereof to the Indemnitor(s); provided, however, that no settlement of any such Third Party Claim shall be determinative of (i) the entitlement of the Indemnitee to indemnification in respect of such Third Party Claim, (ii) whether or not the claimant making such Third Party Claim has the right to recover any amount from the Indemnitee and, if so, the amount of such recovery and (iii) the amount of Indemnifiable Losses, if any, relating to such Third Party Claim.  With respect to any Third Party Claim that, if adversely determined, would give rise to a right of recovery by the Indemnitee for Indemnifiable Losses hereunder, any amounts reasonably incurred or sustained by the Indemnitee in the defense and ultimate resolution of the Third Party Claim, regardless of the outcome of such claim, shall be deemed Indemnifiable Losses hereunder.  If the Indemnitee conducts the defense of any Third Party Claim, the Indemnitor(s) shall provide reasonable cooperation to the Indemnitee in connection with such defense.

(b) Section 7.9(i) and Section 7.22, and not this Section 10.7, shall govern the procedure for handling Third Party Claims with respect to any Tax Matter and Indemnifiable Clawback Amount, respectively.

10.8 Micron’s Environmental Investigations and Sellers’ Remedial Obligations.

(a) Micron’s Environmental Investigations.

(i) Micron shall have the right prior to the Closing Date, pursuant to the terms of Section 7.1, to undertake environmental tests and investigations of the Real Property, including, without limitation, Phase I and Phase II environmental assessments and compliance audits (“Micron’s Environmental Assessments”), which are to be performed by environmental consultants with relevant expertise, and preferably with expertise in the relevant jurisdictions, selected by Micron in consultation with Sellers (“Micron’s Environmental Consultants”).

(ii) In the event any Releases of Hazardous Substances to soil, groundwater or building improvements in, on, or under the Real Property are discovered as a result of Micron’s Environmental Assessments, then notwithstanding anything to the contrary contained in this Agreement, for the purposes of determining whether a Sellers’ Remedial Obligation may exist that constitutes a Post-Formation and Other Sellers’ Environmental Liability, Sellers and Micron hereby agree that such discovered Releases shall be deemed to have occurred following the Formation Date regardless of whether such Releases could have occurred in whole or in part prior to the Formation Date.

(iii) In the event any Releases of Hazardous Substances to soil, groundwater or building improvements in, on, or under the Real Property are discovered after the performance of Micron’s Environmental Assessments, then notwithstanding anything to the contrary contained in this Agreement, for the purposes of determining Micron’s rights or obligations under this Agreement with respect to Post-Closing Environmental Liabilities, Sellers

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and Micron hereby agree that, unless Micron can demonstrate that such Releases migrated onto the Real Property on or before the Closing Date from any real property owned or leased by a Seller or any of its Subsidiaries that is proximate to such Real Property (i.e., a Release that is within subpart (vi) of the definition of Post-Formation and Other Sellers’ Environmental Liabilities), such Releases shall be deemed to have occurred following the Closing Date regardless of whether such Releases could have occurred in whole or in part prior to the Closing Date.

(iv) Sellers agree to use good faith efforts to provide to Micron all environmental documents and data generated within the past five (5) years and in the possession, custody or control of each Seller or any of its Subsidiaries relevant to the presence of Hazardous Substances in the soil or groundwater of the Real Property no later than two (2) weeks following the execution and delivery of this Agreement to allow Micron to incorporate such information into the Micron Environmental Assessments.  Notwithstanding anything to the contrary in this Section 10.8, to the extent any environmental documents and data in the possession, custody or control of each Seller or any of its Subsidiaries relevant to the presence of Hazardous Substances in the soil or groundwater of the Real Property, including all of the data, documents, reports and other written materials referred to in subsections (ii)(A) and (ii)(B) of the definition of “Intel Pre-Closing Liability” contained in the Intel ATA and the definition of “ST Pre-Closing Environmental Liability” contained in the ST ACA (“Real Property Environmental Documentation”), is not provided to Micron (the “Withheld Information”), and Micron’s Environmental Assessment does not find a Release to the soil, groundwater or building improvements in, on, or under the Real Property that Micron did not and would not reasonably be likely to have discovered but for the disclosure of the Withheld Information, Losses arising from such a Release shall not be deemed Post-Closing Environmental Liabilities.  Sellers acknowledge and agree that they shall maintain all Real Property Environmental Documentation in the possession or control of any Seller or any of their respective Subsidiaries in accordance with the document retention policies in effect for such entity as of the Formation Date.

(v) Notwithstanding anything to the contrary in this Agreement, Micron shall not have the right to make a claim of any kind under this Agreement, including but not limited to for a breach of (i) the Company’s and its Subsidiaries representations and warranties contained in Section 3.23(a) or (ii) the Sellers’ representations and warranties contained in Section 4.12 for any Losses that are the result of any Remedial Activities because of or related to a Release of Hazardous Substances to soil, groundwater or building improvements in, on, or under the Real Property that is deemed to be a Post-Closing Environmental Liability pursuant to Section 10.8(a)(iii) (except as otherwise set forth in Section 10.8(a)(iv)); provided that Micron shall maintain any right it has under this Agreement to make a claim for any other Losses that are the result of a Release of Hazardous Substances to soil, groundwater or building improvements in, on, or under the Real Property that is deemed to be a Post-Closing Environmental Liability pursuant to Section 10.8(a)(iii).

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(b) Sellers’ Remedial Obligations.

(i) In the event of a Sellers’ Remedial Obligation requiring that a Seller obtain access to any Real Property to perform any Remedial Activities (whether as a result of an Indemnitee request arising out of a Third Party Claim  pursuant to Section 10.7 or otherwise), Micron agrees, and shall cause its Affiliates, to grant such access on the following terms and conditions: (i) Sellers shall take responsibility as “generator” for any Hazardous Substances created by the performance of any Remedial Activities; (ii) Sellers shall promptly and diligently undertake and complete such Sellers’ Remedial Obligation; (iii) Sellers shall fully consult with Micron with respect to any proposed Remedial Activities and associated plans and agree to use good faith efforts to reach mutual agreement on any such Remedial Activities and plans with Micron and its Affiliates; (iv) Sellers shall comply with all Permits necessary to perform Sellers’ Remedial Obligation; and (v) Seller shall use commercially reasonable efforts at all times to minimize interference with ongoing business operations and other activities at any affected Real Property.

(ii) In the event of a Sellers’ Remedial Obligation requiring that a Seller obtain access to any Real Property to perform any Remedial Activities (whether as a result of an Indemnitee request arising out of a Third Party Claim pursuant to Section 10.7 or otherwise), Seller shall have the sole right to disclose, report, further investigate, negotiate, perform and settle any Post-Formation and Other Sellers’ Environmental Liabilities and any Remedial Activities in connection therewith for which such Seller may have liability hereunder.  Nonetheless, if at any time following the Closing Date, such Seller has not taken action to disclose, report, further investigate, negotiate, perform and settle any Post-Formation and Other Sellers’ Environmental Liabilities or conduct any Remedial Activities in connection therewith for which such Seller may have liability hereunder, to the reasonable satisfaction of Micron, then Micron will have the right, after first providing written notice to Seller and a reasonable period for Seller to respond (at a minimum 30 days except that in case of imminent harm to the environment, health or safety Micron shall provide such notice as is reasonable under the circumstances) and subject to the rights of Micron set forth in Section 10.8(d), to disclose, report, further investigate, negotiate, perform and settle any Post-Formation and Other Sellers’ Environmental Liabilities and any Remedial Activities in connection therewith; provided that Seller’s duty to indemnify under Section 10.2(a)(vi) shall not apply to the extent that Micron’s actions fail to comply with Section 10.8(c).  Without limiting the generality of the foregoing, in connection with any action taken pursuant to the second sentence of this Section 10.8(b)(ii) Micron will, subject to the rights of Seller pursuant to the terms of Section 10.8(d), have the right to: report the results of any testing to the appropriate Governmental Entity if required by any applicable Environmental Laws; enter the property into a voluntary remediation or similar program; take whatever steps are necessary to obtain a NFA Letter from the appropriate Governmental Entity or, in the event such Governmental Entity does not provide a NFA Letter in comparable situations or in the event they refuse to do so, comply with any obligations of any Applicable Law, including any Environmental Laws, in effect at the time; and respond to any claim by any third party with respect to any Post-Formation and Other Sellers’ Environmental Liabilities; provided that such Seller’s duty to indemnify under Section 10.2(a)(vi) shall not

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apply to the extent that Micron’s actions fail to comply with Section 10.8(c).  For the avoidance of doubt, Losses incurred by a Seller to perform a Sellers’ Remedial Obligation shall be Indemnifiable Losses, subject to the applicable provisions of this Article X.

(c) Any Remedial Activities undertaken by Sellers or Micron to obtain any NFA Letter (to the extent permitted by the Governmental Entity issuing such NFA Letter) or comply with any Applicable Law, including any Environmental Laws, in effect at the time: shall employ a reasonably cost-effective method under the circumstances, based on the use of the property for industrial (as opposed to residential or commercial) purposes, shall not exceed the least stringent requirement imposed by any clearly applicable Environmental Laws in effect at the time, including as applicable, within the context of obtaining a NFA Letter or complying with Applicable Law, shall make reasonable use of institutional and engineering controls reasonably acceptable to both Micron, on the one hand and Seller, on the other hand, such as deed restrictions, signs, fencing, buffers, and controls, to the extent permitted by Governmental Entity; provided that such institutional and engineering controls shall not (i) unreasonably restrict or limit the industrial activities currently being performed and those which any Seller expects to perform on any Real Property or associated services shared in any fashion between any Seller and Micron, or (ii) fail to address a material risk of off-site migration of any Hazardous Substances, and shall take advantage of applicable risk assessment principles, where practicable, set forth in applicable Environmental Laws in effect at the time.

(d) After the Closing, on any Remedial Activities that a Seller or Micron undertakes pursuant to the second sentence of Section 10.8(b)(ii), the acting Party shall:

(i) cooperate with the other Party (which, for purposes of this Section 10.8(d) may include one or more of the Parties) as much as possible, including, but not limited to, keeping the other Party reasonably informed related to the progress of such matters (including providing the other Party with copies of material plans, reports and external correspondence), permitting the other Party to be present at the property during, and providing the other Party reasonable advance notice prior to, the execution of any significant Remedial Activities (including testing), and ensuring that the other Party is provided reasonable advance notice of any scheduled voice or in-person conferences with regulators or other third parties;

(ii) ensure that such conferences are held on dates, and at places and times, mutually convenient to the other Party, that the other Party is provided all relevant information relating to such conferences, as and when generated or received by the acting Party (but in all events reasonably far in advance of any conference to permit the other Party’s informed participation therein), and that the other Party and its agents are afforded a reasonable opportunity to participate therein.  The Parties shall use all reasonable efforts, including by making their respective agents available on a mutually convenient basis, to work together on the strategy and conduct of such conferences; and

(iii) ensure that the other Party is given the opportunity to obtain duplicate soil, groundwater and other samples if such samples are taken in connection with any Remedial Activities (including testing).

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(e) The matters identified on Schedule 10.8(e) shall be resolved in the manner set forth on said Schedule 10.8(e).

10.9 Mitigation of Losses.  Each Indemnitee shall use, and shall cause their respective Subsidiaries (including in the case of Micron with respect to the period after the Closing, the Company and its Subsidiaries) to use, commercially reasonable efforts to mitigate, to the extent consistent with Applicable Law, Losses upon and after becoming aware of any event, circumstance or condition giving rise to Losses for which such Indemnitee may seek indemnification from any Indemnitor hereunder.  For the avoidance of doubt, this Section 10.9 shall not apply with respect to the matters covered by Section 3.11, Section 3.32, Section 4.11, Section 7.9 or Section 7.22, except to the extent provided in Section 7.22.

10.10 No Double Recovery.  Notwithstanding any other provision of this Agreement, any Ancillary Agreement, the Intel ATA, the ST ACA, the Master Agreement or any agreement or instrument contemplated hereby or thereby and notwithstanding that more than one provision hereunder or thereunder may apply to any single Loss, in connection with any event, circumstance or condition giving rise to a Loss, no Indemnitee shall be entitled to recover an aggregate amount exceeding the amount of such Loss.

ARTICLE XI

TERMINATION

11.1 Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Micron and the Sellers;

(b) by either Micron, on the one hand, or the Sellers, on the other hand, if the Closing shall not have occurred by October 9, 2010, which date shall automatically be extended to February 9, 2011 if all of the conditions set forth in Article IX (other than those conditions that by their nature are satisfied at Closing, and other than the conditions set forth in Section 9.1(d) and Section 9.1(e)) have been satisfied by October 9, 2010; provided, however, that the right to terminate this Agreement under this subsection shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the primary cause of, or resulted in, the failure of the Closing to occur prior to such date;

(c) by Micron, (i) if any of the representations and warranties of the Company or any of the Sellers set forth in this Agreement were not true and correct when made or shall have become untrue or incorrect, which failure to be true and correct would give rise to a failure of the closing condition in Section 9.2(a) or (ii) there shall have been a breach or failure to perform or comply with any of the agreements, covenants or obligations set forth in this Agreement on the part of the Company or any Seller, which breach or failure would give rise to a failure of the closing condition in Section 9.2(b); provided that, in each case of (i) or (ii) the failure to be true and correct, or the breach or failure to perform or comply, is not cured within

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twenty (20) Business Days after Micron has notified the Sellers and the Company in writing of its intent to terminate this Agreement pursuant to this Section 11.1(c) or which by its nature cannot be cured;

(d) by the Sellers, (i) if any of the representations and warranties of Micron set forth in this Agreement were not true and correct when made or shall have become untrue or incorrect, which failure to be true and correct would give rise to a failure of the closing condition in Section 9.3(a) or (ii) there shall have been a breach or failure to perform or comply with any of the agreements, covenants or obligations set forth in this Agreement on the part of the Company or any Seller, which breach or failure would give rise to a failure of the closing condition in Section 9.3(b); provided that, in each case of (i) or (ii), the failure to be true and correct, or the breach or failure to perform or comply, is not cured within twenty (20) Business Days after the Sellers have notified Micron in writing of their intent to terminate this Agreement pursuant to this Section 11.1(d) or which by its nature cannot be cured;

(e) by either Micron or the Sellers if any Governmental Entity of competent jurisdiction (A) shall have enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by this Agreement any Applicable Law that is in effect and has the effect of making the consummation of any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements (other than the Applicable Laws under which the Regulatory Approvals are to be obtained, as set forth in Schedule 9.1(d) and Schedule 9.1(e)), (B) shall have issued or granted any Order that is in effect and has the effect of making any of the transactions contemplated by this Agreement or any of the Ancillary Agreements illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, and such Order has become final and non-appealable or (C) which must grant a Regulatory Approval has denied such approval and such denial has become final and non-appealable;

(f) by Micron, if there shall have occurred any Company Material Adverse Effect; or

(g) by the Sellers, if there shall have occurred any Micron Material Adverse Effect;

(h) by the Sellers, if (i) all of the conditions set forth in Article IX other than the condition set forth in Section 9.3(f) have been satisfied or waived (other than those other conditions that by their nature are to be satisfied at the Closing), (ii) Micron shall have notified the Sellers that the conditions set forth in Section 9.1(d) and Section 9.1(e) have been satisfied and that Micron is prepared and able to satisfy or cause to be satisfied all conditions set forth in Section 9.3 (other than Section 9.3(f)) that by their nature are to be satisfied at Closing (which notice Micron will be obligated to deliver promptly following, and in any event within one Business Day after, its good faith determination that it is so prepared and able to satisfy or cause

4917039.19

to be satisfied such conditions); provided, however, that Sellers may waive the provisions of this clause (ii), and (iii) the Sellers shall have notified Micron that the conditions set forth in Section 9.1(d) and Section 9.1(e) have been satisfied and that the Sellers and the Company are prepared and able to satisfy or cause to be satisfied all conditions set forth in Section 9.2 that by their nature are to be satisfied at the Closing (which notice each Seller will be obligated to deliver promptly following, and in any event within one Business Day after, its good faith determination that it is so prepared and able to satisfy or cause to be satisfied such conditions); provided, that the condition set forth in Section 9.3(f) shall be irrevocably waived if the Sellers do not terminate this Agreement pursuant to this Section 11.1(h) within five (5) Business Days after the later of (x) the date on which the notice in clause (ii) above is delivered or waived by the Sellers pursuant to the proviso in said clause (ii) and (y) the date on which the notice in clause (iii) above is required to be delivered pursuant to this Section 11.1(h), it being acknowledged and agreed that any fluctuations in the price per share of Micron Common Stock during such five Business Day period shall not be taken into account for purposes of Section 9.3(f); provided that if the Sellers do not terminate this Agreement as a result of a failure of the condition set forth in Section 9.3(f) to be satisfied, the Closing shall occur on the date that is two (2) Business Days following the date on which the condition set forth in Section 9.3(f) is waived or deemed waived pursuant to this Section 11.1(h), but subject to the satisfaction or waiver of all of the other conditions set forth in Article IX at or prior to the Closing; or

(i) by Micron, if the Company shall have delivered to Micron the 2009 Annual Financial Statements pursuant to Section 7.28 when due without an unqualified opinion of the independent auditors of the Company thereon, and is unable to deliver such an unqualified opinion with respect thereto on or before the later of (i) the twentieth (20th) Business Day after such 2009 Annual Financial Statements were so due and (ii) if the inability to deliver such an unqualified opinion was caused by a breach by the Company or any Seller of Section 7.28, the twentieth (20th) Business Day after such breach is cured; provided, however, that Micron’s right to terminate this Agreement under this Section 11.1(i) and the condition set forth in Section 9.2(t)(ii) shall be irrevocably waived if Micron has failed to so terminate this Agreement within ten (10) Business Days after the expiration of the applicable twenty (20) Business Day period.

11.2 Effect of Termination.  In the event Micron and/or the Sellers elects to terminate this Agreement pursuant to Section 11.1, written notice thereof shall forthwith be given to the other Parties.  In the event of termination of this Agreement as permitted by Section 11.1, this Agreement shall become void and of no further force and effect, except for the following provisions, which shall survive and remain in full force and effect:  Section 7.2, Section 7.3, Section 7.11, this Section 11.2 and Article XII.  Nothing in this Section 11.2 shall be deemed to release any Party from any liability for any breach by such party of the terms and provisions of this Agreement prior to any such termination or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

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ARTICLE XII

GENERAL

12.1 Amendment and Waiver.

(a) Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by Micron, the Buyer, the Company, and each of the Sellers.  Any provision of this Agreement may be waived by the Party against whom the waiver is to be effective.

(b) No waiver by a Party of any misrepresentation of any representation or warranty, or any breach or failure to perform or comply with any agreement, covenant or other obligation, of any other Party hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of a warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a Party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided under Applicable Law.

12.2 Notices.  All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by U.S. registered or certified mail (return receipt requested), postage prepaid, to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopier delivery, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (d) in the case of mailing, on the fifth Business Day following that on which the piece of mail containing such communication is posted to the address provided herein or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.  Any Party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received, and receipt thereof acknowledged, by the individual designated by the Party to receive notices on its behalf below.  Notices to Parties pursuant to this Agreement shall be given:

4917039.19

 If to Micron or the Buyer:

Micron Technology, Inc.
8000 South Federal Way
Boise, Idaho 83716-9632
Attn: General Counsel
Facsimile: (208) 363-1309

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Facsimile: (650) 493-6811
Attention:  John A. Fore

If to the Intel Sellers:

Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA  95054
Attention:  Treasurer
Telephone:  (408) 765-8080
Facsimile:  (408) 765-6038

with a copy to:

Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA  95054
Attention:  General Counsel
Telephone:  (408) 765-8080
Facsimile:  (408) 653-8050

and a copy to:

Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA  95054
Attention:  Portfolio Manager
M/S: RN6-59
Facsimile:  (408) 653-8050
portfolio.manager@intel.com

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with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1881 Page Mill Rd.
Palo Alto, CA 94304
Facsimile: (650) 849-5333
Attention: Russell C. Hansen

If to ST:

STMicroelectronics N.V.
Chemin du Champ-des-Filles, 39
1228 Plan-les-Ouates
Geneva, Switzerland
    Attention:  Pierre Ollivier, Corporate Vice President and General Counsel
Telephone:  41 22 929 58 76
Facsimile:  41 22 929 59 06

with a copy (which shall not constitute notice) to:

STMicroelectronics , Inc.
1310 Electronics Drive
Carrollton, TX 75006
   Attention:  Steven K. Rose, Vice President, Secretary  and General Counsel
Telephone:  (972) 466-6412
Facsimile:   (972) 466-7044

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Facsimile: (415) 616-1199
Attention:    John D. Wilson
Michael S. Dorf

4917039.19

If to PK or Redwood:

Francisco Partners
One Letterman Drive
Building C — Suite 410
San Francisco, CA 94129
Facsimile: (415) 418-2999
Attention:  Dipanjan Deb
      Keith Toh

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
950 Page Mill Road
Palo Alto, CA 94304-1059
Facsimile: (650) 859-7500
Attention: Adam D. Phillips

If to the Company:

Numonyx B.V.
A-ONE Biz Center
Route de l'Etraz 2 Rolle 1180, Switzerland
Facsimile: +41 21 822 3703
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Facsimile: (650) 802-3100
Attention: Kyle C. Krpata

12.3 No Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except as set forth in (A) Article X with respect to any Indemnitees, each of which shall be deemed as third-party beneficiaries of the Sellers’ indemnification obligations or Micron’s indemnification obligations hereunder, as the case may be, and (B) Section 7.10 with respect to the D&O Indemnified Parties.  Except as set forth in clause (B) of the preceding sentence, nothing in this Agreement, including Section 8.1, express or implied, is intended to confer upon any current or former Company Employee any rights or remedies by reason of this Agreement.

12.4 Responsibility of Micron for Obligations of Buyer.  Notwithstanding any other provision of this Agreement, Micron shall be obligated to cause the Buyer to perform each and

4917039.19

every obligation of the Buyer hereunder, and Micron shall be jointly and severally liable hereunder for any failure of Buyer to perform any such obligation.

12.5 No Obligation to Contribute.  Notwithstanding anything to the contrary in this Agreement, no Seller or Affiliate of any Seller shall be required by any provision hereof to, but any Seller or Affiliate of any Seller may (in its sole discretion), contribute cash to the Company or any of its Subsidiaries in order to cause any condition set forth herein to be satisfied.

12.6 Entire Agreement.  This Agreement (including the Disclosure Letter, Seller Disclosure Letters, Appendices, Schedules and Exhibits hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, express or implied, between and among the Parties with respect to the subject matter hereof.  Notwithstanding the foregoing, except to the extent modified or terminated by the express terms of this Agreement or any of the Ancillary Agreements, neither this Agreement nor any of the Ancillary Agreements shall be deemed to amend or modify in any respect any of the Contracts currently in effect between or among the Company and any of its Subsidiaries, on the one hand, and the Sellers and any of their Affiliates, on the other hand, or limit the rights and obligations of any of the parties thereunder.

12.7 Governing Law.  This Agreement shall be construed in accordance with, and this Agreement and any disputes or controversies related hereto shall be governed by, the internal laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that would apply the laws of any other jurisdiction.

12.8 Consent to Jurisdiction.  Any suit, action or proceeding brought by any Party seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement will be brought in a state or federal court located in Wilmington, Delaware, and each of the Parties to this Agreement hereby consents and submits to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.

12.9 Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, personal representatives and permitted assigns. No Party hereto may transfer or assign either this Agreement or any of its rights, interests or obligations hereunder, whether directly or indirectly, by operation of law, merger or otherwise, without the prior written approval of each other Party; provided, however, that Micron or the Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more if its Wholly-Owned Subsidiaries at any time prior to the

4917039.19

Closing; provided, further that no such transfer or assignment shall relieve Micron or the Buyer, as the case may be, of its obligations hereunder if such transferee or assignee does not perform such obligations; provided, further that the FP Sellers may and shall assign to one or more of the Intel Sellers and ST, and ST may and shall assign to each of the Intel Sellers, the rights of such respective assignors hereunder to receive from Micron or the Buyer, as the case may be, a portion of the Micron Shares, all in accordance with Section 2.2 and Section 2.5.

12.10 Counterparts.  This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person.  This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties.

12.11 Severability.  If any provision of the Agreement is held to be invalid or unenforceable at law, all other provisions of the Agreement shall remain in full force and effect.  Upon any such determination, the Parties agree to negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties to the fullest extent permitted by Applicable Law.

12.12 Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

12.13 Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13.

12.14 Representation.  Each of the Parties hereto acknowledges and agrees that it has been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing

4917039.19

that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

[Remainder of Page Intentionally Left Blank]

4917039.19

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto as of the date first above written.

MICRON TECHNOLOGY, INC. By: /s/ Steven R. Appleton	MICRON SEMICONDUCTOR B.V. By: /s/ Patrick van Maurick
Name: Steven R. Appleton	Name: Patrick van Maurick
Title: Chairman and Chief Executive Officer	Title: Trust International Management (T.I.M.) B.V., Managing Director B
By: /s/ Thomas L. Laws Jr.
Name: Thomas L. Laws Jr.
Title: Managing Director A

STMICROELECTRONICS N.V.	INTEL CORPORATION
By: _/s/ Carlo Ferro	By: /s/ Arvind Sodhani
Name: Carlo Ferro	Name: Arvind Sodhani
Title: Executive Vice President and Chief Financial Officer	Title: Executive Vice President, Intel Corporation President, Intel Capital

REDWOOD BLOCKER S.A.R.L.	INTEL TECHNOLOGY ASIA PTE LTD
By: /s/ Keith Toh	By: /s/ Arvind Sodhani
Name: Keith Toh	Name: Arvind Sodhani
Title: Authorized Signatory	Title: President, Intel Capital

PK FLASH, LLC	NUMONYX HOLDINGS B.V.
By: /s/ Keith Toh	By: /s/ Kevin M. Fillo
Name: Keith Toh	Name: Kevin M. Fillo
Title: Authorized Signatory	Title: Vice President and General Counsel

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

APPENDIX A

SHARE PURCHASE AGREEMENT

DEFINITIONS AND INDEX OF DEFINED TERMS

1.1           Definitions.  For all purposes of and under this Agreement, the following terms have the following meanings:

“Action” means any action, claim, proceeding, suit, hearing, litigation, arbitration, audit or investigation (whether civil, criminal, administrative or judicial), or any appeal therefrom.

“Affiliate” means with respect to any Person, any other Person, whether or not existing on the date hereof, controlling, controlled by or under common control with such first Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  For purposes hereof, (i) when used with respect to PK or Redwood, “Affiliate” and “controlled Affiliate” shall include each of the FP Parties (but shall not include any of the FP Parties’ portfolio companies), (ii) when used with respect to Intel or ITA, (x) “Affiliate” shall exclude Micron and its Subsidiaries and (y) other than in Article III (excluding Section 3.11(h), Section 3.13(c), Section 3.15(c), Section 3.15(e), Section 3.16(b) and Section 3.31), Article IV (excluding Section 4.3, Section 4.5(b), Section 4.6, Section 4.7 (last sentence only) and Section 4.9(c)), and Article V (excluding Section 5.6), “Affiliate” shall exclude any Entity that meets each of the following criteria: (A) such Entity is not primarily engaged in investment activities, (B) Intel (1) does not beneficially own, directly or indirectly, securities representing more than fifty percent (50%) of the securities entitled to vote for the election of directors or equivalent governing body or having the right to make decisions for such Entity, (2) does not have the power, directly or indirectly, to choose more than fifty percent (50%) of the members of the board of directors or equivalent governing body of that Entity and (C) Intel does not, directly or indirectly, including through any Affiliate of Intel (which, for purposes of this clause (C) shall be determined without giving effect to this clause (ii)) or any Representative of Intel or any such Affiliate acting in such capacity, cause, approve or consent to any action or inaction by such Entity, that would be required or prohibited by any provision of this Agreement or, in the case where such term is used in any Ancillary Agreement, such Ancillary Agreement (assuming, in each case, such Entity were an Affiliate for purposes of such use),  (iii) when used with respect to any Seller, “Affiliate” shall exclude the Company and its Subsidiaries, and (iv) when used with respect to Micron, following the Closing, “Affiliate” shall include the Company and its Subsidiaries, but shall exclude each Seller and its Affiliates (which, for the avoidance of doubt, shall exclude Micron and its Subsidiaries).

“Alternative Transaction” means (i) any acquisition of the Company or any of its Subsidiaries, (ii) any merger, business combination or other similar transaction with or involving the Company or any of its Subsidiaries, (iii) any acquisition of all or any portion of the securities (or any rights to acquire, or securities convertible into or exercisable for, securities) of the Company or any of its Subsidiaries, or (iv) any acquisition of all or any significant portion of the assets or business of

4917039.19

APPENDIX A

the Company and its Subsidiaries, taken as a whole (other than acquisitions of Company Products in the ordinary course of business consistent with past practice), in each case other than the transactions among the Parties contemplated by this Agreement and the Ancillary Agreements.

“Ancillary Agreements” means the FP Parent Fund Guarantees, the M6 Option Agreement, the Amendment and Termination Agreement, the Capital Contribution Agreement, the Framework Agreement, the DBS Master Agreement, the Deed of Release, the Deed of Transfer, the Intel ATA Amendment, the Intel Intellectual Property Agreement (Patents), the Intel-Micron Intellectual Property Agreement (Trade Secrets and Copyrights), the Industrial Plan Agreement, the MALA Waiver, the Master Agreement Amendment, the Notarial Power of Attorney, the Pre-Closing Deed of Amendment, the R2 Consortium Agreement, the ROFO Agreement, the Shareholder Activities Letter Agreement, the ST ACA Amendment, ST Continuing Services Agreements, the ST JDA Amendment, the ST-Micron Intellectual Property Agreement, the ST-Micron Patent Cross License Agreement, the ST Reverse Continuing Services Agreement, the ST Transition Services Agreement, the Stockholder Rights and Restrictions Agreement, the Escrow Agreement, and the agreement amendments contemplated by subsection (a) of Section 7.17.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law, constitution, statute, ordinance, code, rule, regulation, administrative interpretation, Order or other requirement of any Governmental Entity (including any judicial interpretation of any of the foregoing) applicable to such Person or any of its controlled Affiliates (or, in the case of each of PK and Redwood, any of its Affiliates) or any of its or their respective properties, assets, or Officers, Directors or employees in their capacity as such.

“Approved Capital Expenditure Plan” means (a) the capital expenditure plan for the year ending December 31, 2010 attached as Schedule 6.1(b)(i)(A), and (b) if the Closing has not occurred on or prior to December 31, 2010, an extension of such capital expenditure plan that contemplates capital expenditures or capital additions or improvements that do not exceed in the aggregate $15,000,000 in any calendar month, which extension shall be in substantially the same form and contain substantially the same amount of detail as the capital expenditure plan referred to in the foregoing clause (a).

 “Board of Directors” or “Board” means, with reference to any Entity, such Entity’s board of directors, supervisory board, or other body of such Entity performing similar functions for such Entity.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in New York City, New York or Amsterdam, The Netherlands are authorized or obligated by Applicable Law or executive order to close.

“Business Facility” is any property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries in connection with the operation of their respective businesses.

4917039.19

APPENDIX A

“Cash and Cash Equivalents” means all cash on hand and cash equivalents of a Person determined in accordance with GAAP, including currency and coins, negotiable checks, bank accounts, marketable securities, commercial paper, certificates of deposit, treasury bills, surety bonds, money market funds, money market deposit accounts and any other assets that constitute cash or cash equivalents under GAAP, but excluding, in each case, all restricted cash and cash equivalents.

“Civil Law Notary” means civil law notary (notaris) mr P.H.N. Quist of Stibbe N.V., or any of his substitutes.

“Code” means the Internal Revenue Code of 1986.

“Company Breach” means (i) any inaccuracy or breach of any representation or warranty of the Company contained in this Agreement or any inaccuracy contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto or (ii) any breach of or failure to perform or comply with any covenant, undertaking or other agreement of the Company (which breach, failure to perform or comply occurs prior to the Closing) contained in this Agreement or any certificate or other instrument delivered pursuant hereto.

“Company Capital Stock” means the Company Ordinary Shares, the Company Preferred Shares and any other shares of capital stock of the Company.

“Company Employee” means any current or former Employee of the Company or any of its Subsidiaries.

“Company Employee Agreement” means any plan, program, policy, practice, contract, agreement or other arrangement providing for relocation, repatriation, expatriation, loans, visas or work permits for the benefit of any Company Employee.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for any bonus, compensation, severance, consulting services, employment, performance awards, separation, termination pay, deferred compensation, equity or equity-based awards, vacation, retention pay, change of control, disability, death benefit, retirement benefits, welfare benefits, hospitalization or insurance benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including, but not limited to, the Company Key Employee Agreements and each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Company Employee, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation; provided, however, that any of the foregoing that would otherwise qualify as a Company Employee Plan shall be excluded from the definition of “Company Employee Plan” if the aggregate value thereof does not exceed $200,000.

4917039.19

APPENDIX A

“Company Equity Plan” means the Company’s Equity Incentive Plan (Amended and Restated on August 25, 2008).

“Company Intellectual Property Rights” shall mean any and all Intellectual Property Rights that are owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means, with respect to the Company, any state of facts, change, event, violation, inaccuracy, effect, condition, circumstance, occurrence or development (any such item, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to (i) be materially adverse to the business, operations, properties, financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, (ii) prevent or materially impair the ability of the Company or any Seller to consummate the Share Purchase or the other transactions contemplated hereby or by the Ancillary Agreements in accordance with their terms and Applicable Law or (iii) be materially adverse to the ability of Micron, the Company and their respective Subsidiaries to operate the business of the Company and its Subsidiaries immediately following the Closing in substantially the same manner as such business is conducted by the Company and its Subsidiaries as of the date hereof; provided, however, that any Effect (by itself or when aggregated with any other Effect) to the extent resulting from or arising out of the following shall not be deemed to be or constitute a Company Material Adverse Effect, and any Effect (by itself or when aggregated with any other Effect) to the extent resulting from or arising out of the following shall not be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) general economic, financial, political, regulatory or financial market conditions worldwide or in the United States or any other jurisdiction in which the Company or any of its Subsidiaries has business, operations or sales; (B) general conditions affecting the industries or markets in which the Company operates; (C) changes in any statute, law, ordinance, rule or regulation, or applicable accounting requirements or principles, applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets; (D) changes arising out of acts of terrorism, international hostilities, war, natural disasters or other force majeure events, or any escalation or worsening thereof, or any governmental or other response or reaction to any of the foregoing (in each case under clauses (A), (B), (C) and (D) above, except to the extent that such conditions or changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the countries, geographic regions, industries or markets in which the Company or such Subsidiary operates); (E) the impact of the public announcement or pendency of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or joint venture counterparties, except for any Effect to the extent related to a breach of the Company’s representations and warranties in Section 3.5 and Section 3.17(b); (F) compliance by the Company with the terms of this Agreement (other than Section 6.1(a)) or (G) any failure in and of itself of the Company to meet its financial projections (including revenues, bookings or earnings) relating to any period after the date hereof (but not excluding any of the reasons for, or factors contributing to, any such failure).

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“Company Ordinary Shares” means ordinary shares, nominal value one Euro per share, of the Company.

“Company Patents” means all Patents owned in whole or in part by the Company or any of its Subsidiaries.

“Company Preferred Shares” means the Series A Preferred Shares and the Series A-1 Preferred Shares.

“Company Products” means all products (i) based on designs owned or originated by the Company or any of its Subsidiaries or any Seller or any of its Subsidiaries that are distributed by or on behalf of the Company and/or any of its Subsidiaries or (ii) that are manufactured by the Company or any of its Subsidiaries.

“Company RSU Holder” means any holder of Company RSUs as of immediately prior to the Closing.

“Company RSUs” means any restricted security units of the Company, whether vested or unvested, issued and outstanding under the Company Equity Plan, whereby each restricted security unit represents a bookkeeping entry representing the equivalent of one Depository Receipt (as defined in the Company Equity Plan) prior to a Qualified Public Offering (as defined in the Company Equity Plan) or a Company Ordinary Share on or after a Qualified Public Offering.

“Company Stock Pledges” means the Liens under (i) the Share Pledge Deed dated March 30, 2008 among the Company, Numonyx B.V., ST and Intel and (ii) the pledges by Numonyx B.V. of its equity interests in Numonyx Israel, Numonyx Italy S.r.l., Numonyx Sdn. Bhd. (formerly known as STMicroelectronics (Memory) Sdn. Bhd.), Numonyx Philippines, Inc. and Numonyx Pte Ltd.

“Company Transaction Expenses” means all out-of-pocket Transaction Expenses incurred by the Company and its Subsidiaries, including, for the avoidance of doubt, all costs, fees and expenses (including legal fees) payable by the Company or any of its Subsidiaries to the Credit Agreement Counterparties in connection with the pay off and termination of the Bank Financing contemplated by Section 7.13, but excluding, for the avoidance of doubt, (a) any payments made by the Company or its Subsidiaries at the request of Micron pursuant to Section 7.5 and Section 7.24(b), (b) any costs or expenses incurred by the Company pursuant to Section 7.27, Section 7.28 and Section 7.29, (c) any payments for the services of the Company’s employees in their capacity as such and not made in breach or violation of the provisions of this Agreement and (d) any amounts excluded from the definition of Company Transaction Expenses pursuant to Section 1.4(a) of the Framework Agreement.

“Confidential Information” means, with respect to any Disclosing Party, any and all information of such Disclosing Party or any of its Affiliates, including any of their respective properties, employees, finances, businesses and operations, or of any other Party or any third party

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(which information was provided to such Disclosing Party subject to an applicable confidentiality obligation to such other Party or third party and which information the Disclosing Party had the right to disclose to the Receiving Party), in each case, which was provided by such Disclosing Party or any of its Representatives to any Receiving Party or any of its Representatives in connection with the negotiation, preparation or execution of this Agreement or any of the Ancillary Agreements or the negotiation and consummation of the transactions contemplated hereby or thereby or pursuant to Section 7.1, whether furnished before or after the date hereof or the Closing Date, and regardless of the manner in which it is furnished.  Confidential Information shall not include, however, information which (i) is or becomes generally available to the public other than as a result of a disclosure by such Receiving Party or its Representatives in violation of Section 7.11; (ii) was available to such Receiving Party or its Representatives on a non-confidential basis prior to its disclosure by such Disclosing Party or its Representatives; (iii) becomes available to such Receiving Party on a non-confidential basis from a person other than such Disclosing Party or its Representatives who is not otherwise bound by a confidentiality agreement with such Disclosing Party or any or its Representatives, or is otherwise not under an obligation to such Disclosing Party or any of its Representatives not to transmit the information to the Receiving Party; or (iv) was independently developed by such Receiving Party without reference to or use of the Confidential Information.

“Continuing Employee” means each Company Employee who is an Employee of Micron, the Company or any of their respective Subsidiaries immediately following the Closing.

“Contract” means any mortgage, indenture, lease, contract, covenant, plan under which a Person has any binding obligation, insurance policy or other contract, agreement, instrument, binding arrangement, binding understanding or commitment, binding purchase order, binding work order, binding statement of work, permit, concession, franchise or license, whether oral or written.

“Copyrights” means copyrights and mask work rights (whether or not registered) and registrations and applications therefor, worldwide.

“Credit Agreement Repayment Amount” means all amounts outstanding, as of the Closing, under the Credit Agreement, together with any interest thereon and related fees and expenses and any other amounts payable under the Credit Agreement.

“Deed of Release” means the notarial deed of release of the pledge on the Shares in the share capital of Numonyx B.V., substantially in the form attached hereto as Exhibit D.

“Deed of Transfer” means the notarial deed of transfer of the Shares, substantially in the form attached hereto as Exhibit E.

“Director” means, with reference to any Entity, a member of such Entity’s Board of Directors.

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“Disclosing Party” means any Party that provides or otherwise makes available any Confidential Information.

“Disposal Site” is a landfill, disposal site, disposal agent, waste hauler or recycler of Hazardous Substances, or any real property other than a Business Facility receiving Hazardous Substances used or generated by a Business Facility.

“Employee” means each Officer, employee, consultant, independent contractor or Director of an Entity.

“Environmental Laws” means any Applicable Laws of any Governmental Entity relating to pollution, protection of the environment, or remediation of the environment, the use, storage, treatment, generation, manufacture, distribution, transportation, processing, handling, Release, disposal of or exposure to Hazardous Substances, or, as such relate to Hazardous Substances, public and occupational health and safety.

“Environmental Permit” is any Permit required to be obtained from any private person or any Governmental Entity with respect to a Hazardous Substances Activity which is or was conducted by the Company or any of its Subsidiaries.

“Entity” means any Person that is not a natural person.

“Equity Interests” means, with respect to any Person, shares of capital stock or any options, warrants, calls, stock appreciation rights, or other rights of any character relating to dividend rights or to the sale, issuance or voting of, or the granting of rights to acquire, any shares of capital stock, any voting debt or any other voting securities of such Person, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock, any voting debt or any other voting securities of such Person.

“Equity Securities” means “equity securities” (as such term is defined in Rule 3a11-1 under the Exchange Act).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Account” means the account with the Escrow Agent established to hold the Indemnity Escrow Fund.

“Escrow Agent” means J.P. Morgan Chase Bank, N.A., or such other bank or trust company mutually selected by Micron and the Sellers to act as the escrow agent in connection with this Agreement and the Escrow Agreement.

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“Escrow Agreement” means the Escrow Agreement to be entered into by Micron, the Sellers and the Escrow Agent, in form and substance reasonably satisfactory to Micron and the Sellers.

“Escrow Release Date” means 5:00 p.m. local time in San Francisco, California on the date that is twelve (12) months after the Closing Date.

“Escrow Substitution Date” means the date which is six (6) months following the Closing Date; provided that if the Sellers are unable to sell Micron Shares pursuant to Rule 144 following the expiration of the Lock-Up Period as a result of Micron’s failure to satisfy the current public information requirement under Rule 144(c), the Escrow Substitution Date shall be extended to the earlier of (x) the date which is twelve (12) months following the Closing Date, and (y) the date on which the Sellers are able to sell Micron Shares free of restrictions (other than volume limitations) pursuant to Rule 144 or other applicable securities laws.

“Excess Capital Expenditures” means the aggregate amount by which (a) capital expenditures of the Company and its Subsidiaries following the date hereof approved in writing by an executive Officer of Micron after the date hereof exceed (b) the aggregate amount of capital expenditures set forth in the Approved Capital Expenditure Plan (including any extension thereof contemplated by the definition thereof).  For the avoidance of doubt, capital expenditures covered by clause (B) of Section 6.1(b)(i) or set forth on the Disclosure Letter shall not be considered approved in writing by an executive Officer of Micron for purposes of this definition of “Excess Capital Expenditures”.

“Excess Company Transaction Expenses” means the amount, if any, by which the Company Transaction Expenses, as set forth on the Statement of Expenses, exceeds $3,000,000.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Existing Notes” means the Company’s outstanding 9.5% Subordinated Promissory Notes due March 30, 2038.

“Expense Adjustment Amount” means the quotient obtained by dividing (A) the Excess Company Transaction Expenses by (B) the Micron Stock Price, which quotient shall be rounded to the nearest whole number (with 0.5 rounded up).

“Fab 1” means the leased property as defined in the Fab 1 Lease.

“Fab 1 Lease” means the Sublease Agreement, entered into and signed on 30 March 2008, between Intel Israel and Numonyx Israel, as amended by Amendment #1 to the Sublease Agreement, entered into and signed on 3 February 2009 between Intel Israel and Numonyx Israel, and as further amended by the Fab 1 Lease Amendment No. 2, and as further amended from time to time..

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“Fab 1 Lease Amendment No. 2” means Amendment No. 2, which was entered into and signed on 7 February 2010 by and between Intel Israel and Numonyx Israel, to the Fab 1 Lease.

“Financing Sources” means actual or potential investors in Micron and other third parties that will or may provide or arrange for equity, debt or other financing to Micron and that are (A) financial institutions, (B) financial investors, (C) investment banks or placement agents, (D) the companies identified on Schedule A-1 hereof (the “Specified Financing Sources”) or (E) other companies that are consented to in writing by the Company and the Sellers.

“Formation Agreement Losses” means any “Losses”, as such term is defined in the Master Agreement, the Intel ATA and the ST ACA, as applicable, that a “Party” (as such term is defined in the Master Agreement) or the Company or Numonyx B.V. as third party beneficiaries thereunder, has recovered or been indemnified for pursuant to the terms of the Master Agreement, or that an “Indemnitee”, as such term is defined in the Intel ATA and the ST ACA, has recovered or been indemnified for pursuant to the indemnification provisions in Article VI of the Intel ATA or the ST ACA, as applicable.  For the avoidance of doubt, Taxes described in Section 7.9(b)(ii)(C) or Section 7.9(b)(ii)(D) shall not be Formation Agreement Losses.

“Formation Closing Date” means the date on which the Intel ATA Closing and the ST ACA Closing occurred.

“FP II Cayman” means Francisco Partners II (Cayman), L.P., an exempted limited partnership organized under the laws of the Cayman Islands.

“FP II Parallel” means Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership.

“FP Parties” means (i) FP II Cayman, (ii) Francisco Partners GP II (Cayman), L.P., an exempted limited partnership organized under the laws of the Cayman Islands and the general partner of FP II Cayman (“FP GP II Cayman”), (iii) Francisco Partners GP II Management (Cayman) Limited, a limited liability company organized under the laws of the Cayman Islands and the general partner of FP GP II Cayman, (iv) FP II Parallel, (v) Francisco Partners GP II, L.P, a Delaware limited partnership and the general partner of FP II Parallel (“FP GP II” ), (vi) Francisco Partners GP II Management, LLC, a Delaware limited liability company and the general partner of FP GP II, and (vi) any other investment fund, partnership, management company or similar Entity controlled by or under common control with any of the foregoing.

“GAAP” means generally accepted accounting principles in the United States.

“Governing Documents” means the charter, organizational and other documents by which any Entity establishes its legal existence or which govern its internal affairs, the rights, preferences, and privileges of its shares, stock, quotas or other forms of equity interest, or its authority to issue any such shares, stock, quotas or other forms of equity interest, and shall include: (i) in respect of a corporation, its certificate or articles of incorporation or memorandum or articles of association

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APPENDIX A

and/or its bylaws; (ii) in the case of a limited liability company, its certificate of formation, its memorandum or articles of association, its operating agreement, and/or its governance rules; and (iii) in respect of a partnership, its certificate of partnership and its partnership agreement, in each case, as amended to the date hereof.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Equity Securities of Micron which would be required under Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, to file a statement on Schedule 13D pursuant to Rule 13d-1(a) of the rules and regulations promulgated under the Exchange Act or a statement on Schedule 13G pursuant to Rule 13d-1(c) of the rules and regulations promulgated under the Exchange Act with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group directly or indirectly beneficially owned Equity Securities of Micron representing more than 5% of any class of Equity Securities of Micron then outstanding.

“Guarantees” means, collectively, (a) that certain Guarantee of Specific Liabilities dated March 25, 2008 executed by Intel in favor of Intesa Sanpaolo S.p.A on behalf of itself and the Finance Parties (as defined in the Credit Agreement), as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time with the consent of Micron (which consent will not be unreasonably withheld, conditioned or delayed), and (b) that certain Guarantee of Specific Liabilities dated March 25, 2008 executed by ST in favor of Intesa Sanpaolo S.p.A on behalf of itself and the Finance Parties (as defined in the Credit Agreement), as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time with the consent of Micron (which consent will not be unreasonably withheld, conditioned or delayed).

“Hazardous Substances” means any hazardous substance within the meaning of Section 101(14) of the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601(14) and any chemical, substance, material, agent or waste defined or regulated as toxic, hazardous, extremely hazardous or radioactive, or as a pollutant or contaminant, under applicable Environmental Law, including petroleum, petroleum derivatives, petroleum by-products or other hydrocarbons, asbestos or asbestos-containing materials and polychlorinated biphenyls.

“Hazardous Substances Activities” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with Ozone depleting substances, including, without limitation, any

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APPENDIX A

required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“Hedging Obligations” means, with respect to any Person, the indebtedness, liabilities and obligations of such Person under any transaction or Contract that provides for an interest rate, foreign exchange, currency, commodity, credit or equity swap, cap, collar, floor, option, forward, cross right or obligation, or any combination thereof, or any transaction or Contract of a similar nature.

“Holdings Indemnitees” has the meaning ascribed to such term in the Intel ATA and the ST ACA.

“ILA” means the Israel Land Administration.

“Indebtedness” means with respect to any Person (a) all obligations of such Person for borrowed money or evidenced by bonds, notes, debentures or similar instruments, whether current or funded, secured or unsecured, (b) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable arising in the ordinary course of the business of such Person), (c) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property), (d) all obligations of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien, (e) all obligations under leases which shall have been or should be, in accordance with GAAP or other generally accepted accounting principles as applicable to such Person, recorded as capital leases in respect of which such Person is liable as lessee, (f) any obligation of such Person in respect of bankers’ acceptances, bank guaranties or letters of credit (including reimbursement obligations in respect thereof), (g) any obligations secured by Liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (h) all Hedging Obligations, (i) all obligations of a type referred to in clauses (a), (b), (c), (d), (e), (f), (g) or (h) above which are directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, and (j) any refinancings of any of the foregoing obligations.

“Indemnifiable Company Transaction Expenses” means the amount, if any, by which the Company Transaction Expenses exceed the greater of (i) $3,000,000 and (ii) the amount of Company Transaction Expenses set forth on the Statement of Expenses.  Any Indemnifiable Company Transaction Expenses shall be an Indemnifiable Loss hereunder.

“Indemnification Percentage” means, with respect to each Seller, the percentage set forth opposite such Seller’s name and identified as such Seller’s “Indemnification Percentage” on the Final Allocation Schedule, the sum of which for all Sellers will equal 100%.

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“Indemnitee” means either a Micron Indemnitee or a Seller Indemnitee, as the case may be.

“Indemnitor” means (i) Micron in the case of a claim for indemnification by a Seller Indemnitee or (ii) the Seller Indemnitor in the case of a claim for indemnification by a Micron Indemnitee.

“Indemnity Escrow Fund” means the Micron Escrow Shares deposited with the Escrow Agent, together with any cash amounts and other assets deposited with the Escrow Agent as proceeds of such Micron Escrow Shares or from the sale thereof in accordance with this Agreement and the Escrow Agreement, in each case, as such sum may be increased or decreased as provided in the Escrow Agreement and this Agreement.

“Intel Assigned Entity” has the meaning given in the Intel Entity Capitalization and Assignment Agreement.

“Intel ATA” means that certain Asset Transfer Agreement by and between the Company, Numonyx B.V. and Intel, dated as of March 30, 2008.

“Intel ATA Amendment” means Amendment No. 1 to the Intel ATA to be entered into at Closing by the Company, Numonyx B.V. and Intel, substantially in the form attached hereto as Exhibit F.

“Intel ATA Closing” means the “Closing”, as such term is defined in the Intel ATA.

“Intel Entity Capitalization and Assignment Agreement” means the Intel Entity Capitalization and Assignment Agreement, dated March 30, 2008, between Intel and Numonyx B.V.

“Intel Indemnitees” has the meaning ascribed to such term in the Intel ATA.

“Intel Intellectual Property Agreement (Patents)” means the Amended and Restated Intel Intellectual Property Agreement (Patents) to be entered into at Closing between Micron, Intel and, for the limited purposes specified therein, Numonyx B.V. and the Company, substantially in the form attached hereto as Exhibit G.

“Intel Israel” means Intel Electronics Ltd. PC 510854433, an Israel private corporation.

“Intel-Micron Intellectual Property Agreement (Trade Secrets and Copyrights)” means the Amended and Restated Intel-Micron Intellectual Property Agreement (Trade Secrets and Copyrights) to be entered into at Closing between Micron, Intel and, for the limited purposes specified therein, Numonyx B.V. and the Company, substantially in the form attached hereto as Exhibit H.

“Intel-related Pre-Formation Environmental Liabilities” means (using the following terms and phrases as defined in the Intel ATA) any Environmental Liability which (i) relates to the ownership or operation of the Intel Business, the Intel Transferred Owned Real Property, the Intel Transferred Leased Real Property, the Intel

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Transferred Assets, the Intel Transferred Entities or any other real property or facility owned, leased, operated or used in connection with the Intel Business  or for the disposal or treatment of Hazardous Substances generated in connection with the Intel Business, the Intel Transferred Owned Real Property, the Intel Transferred Leased Real Property, the Intel Transferred Assets, or the Intel Transferred Entities, and (ii) arises out of acts occurring or conditions existing prior to the Effective Time (as such term is defined in the Intel ATA).

“Intellectual Property Rights” means the following, whether created or arising under the laws of the United States or any other jurisdiction: Copyrights, Trade Secrets, Patents and Trademarks and rights that are analogous to the foregoing anywhere in the world.

“Interim Period” means the period beginning on the date of this Agreement and continuing through the earlier of (i) the date this Agreement is terminated pursuant to Article XI and (ii) the Closing.

“International Employee Plan” means each Company Employee Plan that has been adopted or maintained by the Company or any Subsidiary of the Company, whether formally or informally with respect to which the Company or any Subsidiary of the Company will or may have any liability with respect to employees whose regular place of work (excepting secondments and other temporary assignments) is outside the United States.

“Investment Center” means the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel.

“IRS” means the United States Internal Revenue Service.

“Israel MBR Agreement” means the Membrane Biological Reactor (MBR) Service Agreement, with an effective date of February 7, 2010, between Numonyx Israel and Intel Israel.

“knowledge” or “known” or “aware of” or any phrase to the foregoing effect means (i) with respect to Micron, the knowledge of any of the executive Officers of Micron after obtaining from the individual listed under subsection (i) of Schedule A-2 a certification as to his actual knowledge of each matter with respect to which Micron makes any representation or warranty as to its knowledge under this Agreement or any of the Ancillary Agreements, (ii) with respect to the Company, the knowledge of the individuals listed under subsection (ii)(A) of Schedule A-2 after obtaining from the individuals listed under subsection (ii)(B) of Schedule A-2 a certification as to their actual knowledge of each matter with respect to which the Company makes any representation or warranty as to its knowledge under this Agreement or any of the Ancillary Agreements, (iii) with respect to the Intel Sellers, the actual knowledge of the individuals listed under subsection (iii) of Schedule A-2, (iv) with respect to ST, the actual knowledge of the individuals listed under subsection (iv) of Schedule A-2 and (v) with respect to the FP Sellers, the actual knowledge of the individuals listed under subsection (v) of Schedule A-2; provided in the case of each of clauses (i), (ii), (iii), (iv) and (v), that in the event that any of the listed individuals is, at the time of the Closing, no longer employed by the applicable Party or is on medical or disability leave, such person shall be deemed

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APPENDIX A

deleted from Schedule A-2 from and after the date of such termination of employment or commencement of such leave, in each case, without retroactive effect.

“Legacy Intel Asset” means any tangible asset that (i) as of the date of this Agreement, is present at any facility or on any real property owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries and (ii) was at any time prior to the date of this Agreement owned by Intel or any of its Affiliates; provided that Legacy Intel Assets shall not include (x) any Undelivered Numonyx Assets (as defined in the Intel ATA Amendment) that are transferred, assigned, conveyed or delivered, or that are transferrable, assignable, conveyable or deliverable, to an Intel Transferor (as defined in the Intel ATA) pursuant to the terms of the Intel ATA Amendment or (y) any tangible assets that are leased or subleased to the Company or any of its Subsidiaries by Intel or any of its Affiliates pursuant to any lease or sublease of real property or that are provided to the Company or any of its Subsidiaries by Intel or any of its Affiliates pursuant to any lease or sublease of real property.

“Legacy ST Asset” means any tangible asset that (i) as of the date of this Agreement, is present at any facility or on any real property owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries and (ii) was at any time prior to the date of this Agreement owned by ST or any of its Affiliates; provided that Legacy ST Assets shall not include (x) any Undelivered Numonyx Assets (as defined in the ST ACA Amendment) that are transferred, assigned, conveyed or delivered, or that are transferrable, assignable, conveyable or deliverable, to a ST Transferor (as defined in the ST ACA) pursuant to the terms of the ST ACA Amendment, (y) any tangible assets that are leased or subleased to the Company or any of its Subsidiaries by ST or any of its Affiliates or that are provided to the Company or any of its Subsidiaries by ST or any of its Affiliates pursuant to any lease or sublease of real property or (z) any asset dedicated by ST or any of its Affiliates to the Consortium (as defined in the R2 Consortium Agreement) pursuant to the R2 Consortium Agreement.

“Liability” means any debt, liability, cost, expense, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, fixed, absolute, contingent or otherwise, and whether due or to become due.

“Lien” means any lien, pledge, charge, claim, mortgage, hypothecation, assignment, security interest, license or obligation to license or other encumbrance of any sort (including any agreement to give any of the foregoing, any conditional sale or title retention agreement, and any lease in the nature thereof) and any option, trust or other arrangement having the practical effect of any of the foregoing; provided, however, that any license of Intellectual Property Rights shall not be considered a Lien on such Intellectual Property Rights.

“LOA” means that partial endorsement of Letter of Approval number 11950-840 dated September 17, 1996 and the full endorsement of LOA number 11950-6783 dated December 7, 2005, as described in the Investment Center letter to Intel Israel dated November 27, 2007, including the terms therein.

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APPENDIX A

“Lock-Up Period” means the period beginning on the Closing Date and continuing until the six (6) month anniversary of the Closing Date.

“Losses” means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, Liabilities, losses, damages, interest, fines, penalties, costs and expenses, including reasonable legal, accounting and other costs and expenses incurred in connection with investigating, defending, prosecuting, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, judicial or administrative assessments, judgments or appeals, and in seeking indemnification therefor or collection thereof.

“M6 Going Concern” has the meaning ascribed to such term in the M6 Option Agreement.

“made available to Micron” or words of similar import means that, on or before 5:00 p.m. local time in San Francisco, California on February 8, 2010, (A) the Company has posted true, correct and complete copies of such materials to the virtual data room managed by the Company under the name “Project States” at https://datasite.merrillcorp.com and (B) Micron and its designated Representatives have had reasonable access to such materials in unredacted form in the virtual data room (including the ability to print such materials); provided, however, that (i) any materials posted to the virtual data room in redacted form shall be deemed to have been “made available” to Micron if the Company did not have unredacted forms of such materials in its possession prior to the date of this Agreement, (ii) any Specified Contract or other information that, in the reasonable judgment of the Company’s and Micron’s outside counsel, is of a competitively sensitive nature such that limited disclosure thereof to Micron subject to appropriate clean-room procedures would be prudent to comply with Antitrust Laws, or may include attorney-client privileged information such that limited disclosure thereof to Micron subject to appropriate confidentiality and access procedures would be prudent to protect the retention of such privilege, as applicable, shall be deemed to have been “made available to Micron” if such Specified Contract has been made available to certain Representatives of Micron on or prior to  5:00 p.m. local time in San Francisco, California on February 8, 2010 pursuant to the “clean room” procedures previously agreed to by the parties hereto and set forth in Schedule A-3 and (iii) any Specified Contract or other information that, in the reasonable judgment of the Company or any Seller, is protected information under Applicable Laws relating to data protection and privacy shall be deemed to have been “made available to Micron” if such Specified Contract or other information has been made available to Micron on or prior to 5:00 p.m. local time in San Francisco, California on February 8, 2010 pursuant to the “clean room” procedures previously agreed to by the parties hereto and set forth in Schedule A-4 hereto; provided further that the materials described in subsection (i) of Schedule A-5 which were provided to the persons and in the manner set forth on Schedule A-5 shall be deemed to have been “made available to Micron” for all purposes under this Agreement.  Notwithstanding the foregoing, the materials identified in subsection (ii) of Schedule A-5, and the information contained therein, shall not be deemed to have been “made available to Micron” for any purpose under this Agreement.

“MALA” means the Amended and Restated Member Activities Letter Agreement, dated February 27, 2007, between Micron and Intel.

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“MALA Waiver” means the Amended and Restated Member Activities Letter Agreement-Waiver and Consent to be entered into at Closing between Micron and Intel, substantially in the form attached hereto as Exhibit I.

“Master Agreement” means that certain Amended and Restated Master Agreement, dated as of March 30, 2008, by and among the Sellers, FP II Cayman and FP II Parallel.

“Master Agreement Amendment” means Amendment No. 1 to the Master Agreement to be entered into at Closing among the Sellers, FP II Cayman and FP II Parallel, substantially in the form attached hereto as Exhibit J.

“Material Specified Contract” means any Specified Contracts of the type described in clauses (i)(A), (iv), (v), (vi) (vii), (viii), (ix), (x)(B), (xi), (xii), (xiii) (solely with respect to personal property), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi) and (xxii) (but only with respect to Section 6.1(b)(vi)(A)) of Section 3.17(a).

“Measurement Period” means the twenty (20) consecutive trading day period ending on the second (2nd) trading day prior to the Closing Date.

“Micron Closing Date Shares” means the Micron Shares less the Micron Escrow Shares.

“Micron Common Stock” means shares of common stock, par value $0.10 per share, of Micron.

“Micron Escrow Shares” means 21,000,000 shares of Micron Common Stock (as may be adjusted pursuant to Section 2.9), plus an aggregate number of additional shares of Micron Common Stock equal to 15% of the number of True-Up Shares, if any, included in the definition of “Total Share Consideration”, rounded to the nearest whole integer (with 0.5 rounded up).

“Micron Indemnitees” means Micron, its Affiliates (including, after the Closing Date, the Company and its Subsidiaries), its Directors and Officers, and its other Representatives (but only to the extent Micron is obligated to indemnify such other Representatives).

“Micron Material Adverse Effect” means, with respect to Micron , any change, event, effect or occurrence, or the development of any condition, circumstance or set of facts (any such item, an “Effect”) that, individually or taken together with all other Effects occurring or existing at or about the same time, is or would reasonably be likely to (i) be materially adverse to the business, operations, properties, financial condition, results of operations, assets or liabilities of Micron and its Subsidiaries, taken as a whole, or (ii) prevent or materially impair the ability of Micron or the Buyer to consummate the Share Purchase or the other transactions contemplated hereby or by the Ancillary Agreements in accordance with their terms and Applicable Law; provided, however, that any Effect (by itself or when aggregated with any other Effect), to the extent resulting from or arising out of the following, shall not be deemed to be or constitute a Micron Material Adverse Effect, and any Effect (by itself or when aggregated with any other Effect), to the extent resulting from or arising out of the

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APPENDIX A

following, shall not be taken into account when determining whether a Micron Material Adverse Effect has occurred or would reasonably be expected to occur: (A) general economic, financial, political, regulatory or financial market conditions worldwide or in the United States or any other jurisdiction in which Micron or any of its Subsidiaries has business, operations or sales; (B) general conditions affecting the industries or markets in which Micron operates; (C) changes in any statute, law, ordinance, rule or regulation applicable to Micron or any of its Subsidiaries or any of its or their respective properties or assets; (D) changes arising out of acts of terrorism, international hostilities, war, natural disasters or other force majeure events, or any escalation or worsening thereof, or any governmental or other response or reaction to any of the foregoing (in each case under clauses (A), (B), (C) and (D) above, except to the extent that such conditions or changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the countries, geographic regions, industries or markets in which Micron or such Subsidiary operates); (E) any failure in and of itself of Micron to meet its financial projections (including revenues, bookings or earnings) or analyst expectations relating to any period after the date hereof, or any decreases in the trading price of the Micron Common Stock (but not excluding any of the reasons for, or factors contributing to, any such failure or decrease) or (F) compliance by Micron with the terms of this Agreement.

“Micron Shares” means a number of shares of Micron Common Stock equal (i) to the Total Share Consideration minus (ii) the number of RSU Shares.

“Micron Stock Price” means the average of the twenty (20) VWAP Prices of Micron Common Stock for the Measurement Period, as may be adjusted pursuant to Section 2.9.  For illustrative purposes, Schedule A-6 depicts the calculation of the Micron Stock Price had the Closing Date occurred on January 25, 2010.

“Micron Voting Securities” means shares of Common Stock and any other securities of Micron entitled, in the ordinary course, to vote in the election of Directors of Micron.

“Net Available Cash” shall mean (i) the unrestricted Cash and Cash Equivalents of the Company and its Subsidiaries, as of the close of business on the first (1st) Business Day immediately prior to the Closing Date in each applicable location in which the Company or any of its Subsidiaries maintains any such Cash and Cash Equivalents, minus (ii) the unpaid Company Transaction Expenses set forth on the Statement of Expenses, minus (iii) the Credit Agreement Repayment Amount (to the extent not previously repaid), plus (iv) the aggregate amount of Excess Capital Expenditures , and determined after giving effect to the full settlement of the Related Party Accounts Receivable and the Related Party Accounts Payable (other than Ordinary Course Related Party Accounts) in accordance with Section 7.25.

“NFA Letter” shall mean (1) a letter from an appropriate Governmental Entity stating that no further action is required to address any Post-Formation and Other Sellers’ Environmental Liabilities, or (2) a letter described on subsection (i) of Schedule A-7.

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APPENDIX A

“Notarial Power of Attorney” means the power of attorney authorizing the Civil Law Notary to execute the Deed of Transfer, substantially in the form attached hereto as Exhibit K.

“Numonyx B.V.” means Numonyx B.V., a private company with limited liability organized under the laws of The Netherlands and a wholly owned subsidiary of the Company.

“Numonyx Israel” means Numonyx Israel Ltd. PC 514032986, an Israel private corporation.

“Numonyx Israel Change of Control” means a “Change of Control” (as defined in the Fab 1 Lease Amendment No. 2).

“Numonyx Parties” means the Company and the Sellers.

“Officer” means, with reference to any Entity, a reference to an individual designated by such Entity as an officer, a member of the managing board of such Entity or other Person performing similar functions for the Entity.

“Order” means any writ, judgment, decree, award, ruling, injunction, directive or similar order of any Governmental Entity, and any award or order of any arbitrator to the extent enforceable by a Governmental Entity, in each case whether preliminary or final.

“Patents” means patents and patent applications worldwide, including continuation, divisional, continuation in part, re-examination, or reissue patent applications and patents issuing thereon.

“Performance-Based RSUs” means those Assumed RSUs that have their vesting determined, wholly or in part, by the achievement of performance criteria specified prior to the start of the performance period.

“Permitted Liens” means (i) liens for Taxes and other similar governmental charges and assessments which are not yet delinquent, (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business consistent with past practice for sums not yet delinquent, (iii)  security given in the ordinary course of business consistent with past practice to any public utility, Governmental Entity or other statutory or public authority having jurisdiction over the Company or any of its Subsidiaries; (iv) all non-monetary Liens and other non-monetary matters disclosed in the title insurance policies and surveys provided by the Company or any of its Subsidiaries to Micron with respect to the Owned Real Property; (v) with respect to the Real Property, all non-monetary Liens on the Real Property that do not materially interfere with the present use of the Real Property or materially and adversely affect the value of the Real Property; (vi) with respect to the Owned Real Property, that certain purchase option in favor of ST set forth in the M6 Option Agreement; and (vii) with respect to the Owned Real Property, the ROFO Agreement.

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APPENDIX A

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Post-Closing Environmental Liabilities” shall mean Losses of any kind or nature, or the duty to indemnify, defend or reimburse any Person with respect to: (i) the presence of any Hazardous Substances in soil, groundwater, surface water, air or building materials of any Real Property, to the extent arising from (A) a Release following the Closing Date at any Real Property or (B) otherwise as the result of any Hazardous Substances Activities occurring following the Closing Date at any Real Property (“Post-Closing Real Property Contamination”); (ii) the migration at any time of Post-Closing Real Property Contamination to any other real property, or the soil, groundwater, surface water, air or building materials thereof; (iii) any Hazardous Substances Activity conducted on the Real Property following the Closing Date in connection with or to benefit the business of Micron, the Buyer, the Company, or any of their Subsidiaries or Affiliates, or otherwise performed on any real property in the vicinity of the Real Property owned, occupied, operated or controlled at any time by any of the Sellers (“Post-Closing Hazardous Substances Activities”); (iv) the exposure of any person following the Closing Date to Post-Closing Real Property Contamination or to Hazardous Substances in the course of or as a consequence of any Post-Closing Hazardous Substances Activities; (v) the violation of any Environmental Laws by Micron, the Buyer, the Company, or any of their Subsidiaries or Affiliates or any of their respective agents, employees, predecessors in interest, contractors, invitees or licensees following the Closing Date; and (vi) any Action brought or threatened by any Person with respect to any of the foregoing.  “Post-Closing Environmental Liabilities” shall not include Losses covered by Section 10.2(a)(ix).

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning the day after the Closing Date and ending thereafter.

“Post-Formation and Other Sellers’ Environmental Liabilities” shall mean the following: Losses of any kind or nature, or the duty to indemnify, defend or reimburse any Person with respect to: (i) the presence of any Hazardous Substances in the soil, groundwater, surface water, air or building materials of the Real Property, to the extent arising from (a) a Release following the Formation Closing Date and on or before the Closing Date at any Real Property or (b) otherwise as the result of any Hazardous Substances Activities occurring following the Formation Closing Date and on or before the Closing Date at any Real Property (“Pre-Existing Real Property Contamination”); (ii) the migration at any time of Pre-Existing Real Property Contamination to any other real property, or the soil, groundwater, surface water, air or building materials thereof; (iii) any Hazardous Substances Activity conducted on the Real Property following the Formation Closing Date and on or before the Closing Date in connection with or to benefit the business of the Company or any of its Subsidiaries or otherwise performed on any real property in the vicinity of the Real Property owned, occupied, operated or controlled at any time by any of the Sellers (“Pre-Closing Hazardous Substances Activities”); (iv) the exposure of any person following the Formation Closing Date and on or before the Closing Date to Pre-Existing Real Property Contamination or to

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Hazardous Substances in the course of or as a consequence of any Pre-Closing Hazardous Substances Activities, without regard to whether any health effect of the exposure has been manifested as of the Closing Date; (v) the violation of any Environmental Laws by the Company, or any of its Subsidiaries or any of their respective agents, employees, predecessors in interest, contractors, invitees or licensees following the Formation Closing Date and on or before the Closing Date; (vi) the presence, as a result of migration, of any Hazardous Substance on any Real Property on or before the Closing Date to the extent such Hazardous Substance was Released on or at any real property owned or leased by a Seller or any of its Subsidiaries that is proximate to such Real Property, and (vii) any Action brought or threatened by any Person with respect to any of the foregoing.

“Pre-Closing Deed of Amendment” means the draft deed of amendment to the articles of association of the Company, substantially in the form attached hereto as Exhibit L.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) beginning on or after the Formation Closing Date and ending on or prior to (and including) the Closing Date.

“Privacy Clean Room” means a separate virtual data room with access limited as provided in Schedule A-4.

“Receiving Party” means, for purposes of Section 7.11 and the definition of “Confidential Information” only, any Party that receives any Confidential Information.

“Registered Intellectual Property” means Patents, registered Copyrights and pending applications for copyright registration, and registered Trademarks and pending applications for trademark registration.

“Release” means (i) any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release of any Hazardous Substance at, in, on, into or onto the environment; (ii) the abandonment or discard of barrels, containers, tanks, or other receptacles containing or previously containing any Hazardous Substance; or (iii) any release, emission or discharge, as those terms are defined in any applicable Environmental Laws.

“Remedial Activities” means (A) any reporting, investigation, feasibility study, remediation, treatment, removal, transport, disposal, characterization, sampling, health assessment, risk assessment, encapsulation, monitoring, study, report, assessment, analysis, or other activity, or (B) the matters described on subsection (ii) of Schedule A-7.

“Replacement Financing” means the “Replacement Financing” (as such term is defined in the Securityholders’ Agreement) contemplated by Section 2.15(a) of the Securityholders’ Agreement.

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APPENDIX A

“Representative” means, as to any Person, the Directors, managers, managing members, general partners, Officers, employees, attorneys, investment banking and financial advisors, independent accountants and any other agents and representatives of the Person, in each case, when acting in such capacity.

“ROFO Agreement” means the Right of First Offer Agreement to be entered into at Closing between Micron and ST, substantially in the form attached hereto as Exhibit M.

“Rule 144” means Rule 144 promulgated under the Securities Act, and any successor provision thereto.

“RSU Exchange Ratio” means the exchange ratio for purposes of the assumption or substitution of the Company RSUs pursuant to Section 7.21, set forth on the Final Allocation and calculated in accordance with the tab titled “RSUs” of the spreadsheet used to generate the Final Allocation, which exchange ratio shall be equal to the effective exchange ratio with respect to each outstanding Company Ordinary Share pursuant to this Agreement.

“RSU Shares” means the maximum number of shares of Micron Common Stock issuable upon full vesting of (i) 50% of all Time-Vested RSUs and (B) 33.3% of all Performance-Based RSUs, in each case, after giving effect to the assignment or substitution of Company RSUs pursuant to Section 7.21.

“Sales Taxes” means any excise, value added, goods and services, gross receipts, registration, stamp, duty, recording, documentary, conveyancing, transfer (including real estate transfer), sales, use and any other similar Taxes and fees, including interest, penalties and additions to Tax thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securityholders’ Agreement” means that certain Securityholders’ Agreement dated as of March 30, 2008 by and among the Sellers, FP II Cayman, FP II Parallel and the Company.

“Seller Contributed Facility” means, with reference to a particular Seller, any Business Facility contributed to the Company or its Subsidiaries by such Seller or any of its Subsidiaries.

“Seller Indemnitees” means each Seller, its Affiliates, and its Officers and Directors.

“Seller Indemnitor” means, with respect to any claim for indemnification by a Micron Indemnitee pursuant to Article X, any Seller from whom the Micron Indemnitee seeks indemnification therefor pursuant to Article X.

“Sellers’ Remedial Obligation” means all Remedial Activities required to comply with and fulfill Environmental Laws (including any consent decrees, settlement agreements, permits,

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APPENDIX A

approvals, plans, agreements and memorandums of understanding) applicable to a matter that is a Post-Formation and Other Sellers’ Environmental Liability.

“Series A Preferred Shares” means Series A convertible preferred shares of the Company, par value one Euro per share.

“Series A-1 Preferred Shares” means Series A-1 non-convertible preferred shares of the Company, par value one eurocent per share.

“Shareholder Activities Letter Agreement Amendment” means the amendment to the Shareholder Activities Letter Agreement entered into at Closing among Micron, the Buyer, the Company, the Sellers, FP II Cayman and FP II Parallel, substantially in the form attached hereto as Exhibit N.

“Special Micron Losses” means Indemnifiable Losses for which a Micron Indemnitee is entitled to recovery (A) as a result of, or based upon or arising from any breach or inaccuracy of any of the Special Seller Representations, (B) as a result of, or based upon or arising from any breach of, or failure to perform or comply with, any covenant, undertaking or other agreement contained in this Agreement by the Company, other than those set forth in Section 6.1(a), Section 6.1(b), Section 7.27 or Section 7.28, which breach or failure to perform or comply occurs prior to the Closing, (C) as a result of, or based upon or arising from any willful breach of, or willful failure to perform or comply with, any covenant, undertaking or other agreement in this Agreement by the Company or any Seller, (D) any breach of, or failure to perform or comply with, any covenant, undertaking or other agreement contained in this Agreement by any of the Sellers, other than those set forth in Section 7.28 and any such breach or failure described in Section 10.2(a)(ii), or (E) pursuant to Section 10.2(a)(iii), Section 10.2(a)(iv), Section 10.2(a)(v), Section 10.2(a)(vii), Section 10.2(a)(viii) or Section 10.2(a)(ix).

“Special Seller Losses” means Indemnifiable Losses for which a Seller Indemnitee is entitled to recovery (i) as a result of, or based upon or arising from breaches or misrepresentations of any of the Special Micron Representations or (ii) pursuant to Section 10.2(c)(ii) (other than any breach of, failure to perform or comply with any covenant, undertaking or other agreement contained in Section 7.28), Section 10.2(c)(iii) or Section 10.2(c)(iv).

“ST ACA” means that certain Asset Contribution Agreement by and between the Company, Numonyx B.V. and ST, dated as of March 30, 2008.

“ST ACA Amendment” means Amendment No. 1 to the ST ACA to be entered into at Closing by the Company, Numonyx B.V. and ST, substantially in the form attached hereto as Exhibit O.

“ST ACA Closing” means the “Closing”, as such term is defined in ST ACA.

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APPENDIX A

“ST Assigned Entity” has the meaning given in the ST Entity Capitalization and Assignment Agreement.

“ST Continuing Services Agreement” means the Continuing Services Agreement to be entered into at Closing between Numonyx B.V. and ST, substantially in the form attached hereto as Exhibit P.

“ST Entity Capitalization and Assignment Agreement” means the ST Entity Capitalization and Assignment Agreement, dated March 30, 2008, between ST and Numonyx B.V.

“ST Indemnitees” has the meaning ascribed to such term in the ST ACA.

“ST JDA Amendment” means Amendment No. 1 to the ST Joint Development Agreement, to be entered into at the Closing by ST and the Company, substantially in the form attached hereto as Exhibit Q.

“ST-related Pre-Formation Environmental Liabilities” means (using the following terms and phrases as defined in the ST ACA) any Environmental Liability which (i) relates to the ownership or operation of the ST Business, the ST Transferred Owned Real Property, the ST Transferred Leased Real Property, the ST Transferred Assets, the ST Transferred Entities or any other real property or facility owned, leased, operated or used in connection with the ST Business  or for the disposal or treatment of Hazardous Substances generated in connection with the ST Business, the ST Transferred Owned Real Property, the ST Transferred Leased Real Property, the ST Transferred Assets, or the ST Transferred Entities, and (ii) arises out of acts occurring or conditions existing prior to the Effective Time (as such term is defined in the ST ACA).

“ST-Micron Intellectual Property Agreement” means the ST-Micron Intellectual Property Agreement to be entered into at Closing between Micron and ST and, for the limited purposes specified therein, the Company, substantially in the form attached hereto as Exhibit R.

“ST-Micron Patent Cross License Agreement” means the ST-Micron Patent Cross License Agreement to be entered into at Closing between Micron and ST, substantially in the form attached hereto as Exhibit S.

“ST Reverse Continuing Services Agreement” means each Continuing Services Agreement to be entered into at Closing between Numonyx B.V. and ST, substantially in the form attached hereto as Exhibit T.

“ST Transition Services Agreement” means the Transition Services Agreement to be entered into at Closing between the Company and ST, substantially in the form attached hereto as Exhibit U.

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APPENDIX A

“Stockholder Rights and Restrictions Agreement” means the Stockholder Rights and Restrictions Agreement to be entered into at Closing among Micron and the Sellers, substantially in the form attached hereto as Exhibit V.

“Subsidiary” of a Person means, at the time of determination, any corporation or other Entity of which the securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions are owned, directly or indirectly through subsidiaries or otherwise, by such Person.

“Tax,” “Taxation,” or, collectively, “Taxes” means (i) any and all taxes, assessments and other similar charges, withholdings, duties, impositions, installments and Liabilities imposed by or on behalf of or payable to any Governmental Entity, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, capital and value added (“VAT”), goods and services, ad valorem, transfer (including real estate transfer), franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) above as a result of being or having been a member of an affiliated, consolidated, combined, unitary, fiscal unity or similar group for any period, and (iii) any Liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any Liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Return” means returns, estimates, amendments, information statements, elections, forms, transfer pricing or other technical studies and reports, and any attachments, appendices or addenda thereto filed or required to be filed with a Governmental Entity with respect to Taxes.

“Technology” means any or all of the following: (i) works of authorship including computer programs, source code, and executable code, RTL, GDSII files, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, maskworks, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

“Term” means, with respect to any Contract (a) for any Contract that provides for a definite term, the period from the Formation Closing Date through the expiration of such term or the termination of such Contract pursuant to its terms (without giving effect to any renewal or extension

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APPENDIX A

term) and (b) for any Contract that has an indefinite term, a period of five (5) years from the date hereof.

“Third Party Claim” means any Action brought or initiated, or any claim asserted, by any Person not party to this Agreement against an Indemnitee in respect of any matter for which the Indemnitee may be entitled to be indemnified or held harmless for pursuant to Article X.

“Time-Vested RSUs” means those Assumed RSUs that are not Performance-Based RSUs.

“Total Share Consideration” means a number of shares of Micron Common Stock equal to (a) 140,000,000 plus (b) the True-Up Shares (as may be adjusted pursuant to Section 2.9) minus the Expense Adjustment Amount, if any.

“Trade Secrets” means confidential know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, source code, drawings, specifications (including logic specifications), data bases, data sheets, customer lists, customer data and other confidential information that constitute trade secrets under Applicable Law, in each case excluding any rights in respect of any of the foregoing that comprise Copyrights or Patents.

“Trademarks” means trademarks and registrations and applications therefor.

“Transferred Assets” means, collectively, the Intel Transferred Assets (as defined in the Intel ATA), the ST Transferred Assets (as defined in the ST ACA), the Legacy Intel Assets and the Legacy ST Assets.

“Transferred Entities” means, collectively, the Intel Transferred Entities (as defined in the Intel ATA), the Intel Assigned Entities (as defined in the Intel Entity Capitalization and Assignment Agreement), the ST Transferred Entities (as defined in the ST ACA), and the ST Assigned Entities (as defined in the ST Entity Capitalization and Assignment Agreement).

“True-Up Shares” means an additional 5,000 shares of Micron Common Stock (as may be adjusted pursuant to Section 2.9) for each $0.001 (as may be adjusted pursuant to Section 2.9) by which the Micron Stock Price is less than $9.00 (as may be adjusted pursuant to Section 2.9), up to a maximum of 10,000,000 shares of Micron Common Stock (as may be adjusted pursuant to Section 2.9).

“VWAP Price” means, for each trading day during the relevant period, the volume weighted average price per share for the regular trading session (including any extensions thereof, but excluding any pre-open or after hours trading outside of such regular trading session) equal to that published by Bloomberg as shown on the Bloomberg page “MU <Equity> AQRC” (or any successor thereto). For purposes of calculating the VWAP Price, all trades which are reported by Bloomberg to have occurred on any exchange between the hours of 9:30 a.m. and 4:00 p.m. New York time, as adjusted for any extensions to the regular trading session, will be included.

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APPENDIX A

“WARN” means the Worker Adjustment and Retraining Notification Act or any state or local law, including any law of a non-U.S. jurisdiction, which requires notification or other termination related obligations prior to any layoff or group reduction.

“Wholly-Owned” means, with respect to a Subsidiary of any Person, a Subsidiary one-hundred percent (100%) of whose Equity Interests (other than a minimal number of shares held by directors or local owners as required under Applicable Laws) are owned, directly by such Person or indirectly through other Persons that are Wholly-Owned Subsidiaries of such Person.

1.2           Index of Other Defined Terms.  The following capitalized terms shall have the respective meanings set forth in the Section of this Agreement set forth opposite each such respective term below:

Term	Section
2008 Annual Financial Statements	3.7(a)
2009 Annual Financial Statements	7.28(a)
2010 Quarterly Financial Statements	7.28(b)
401(k) Plan	7.20
ACA Closing Date	4.13(b)(i)
Additional Intel Continuing Services	7.15(a)(i)
Additional Intel Transition Services	7.15(a)(iii)
Additional ST Continuing Services	7.15(b)(iii)
Additional ST Continuing/Reverse Services	7.15(b)(iii)
Additional ST Reverse Continuing Services	7.15(b)(iii)
Additional ST Transition Services	7.15(b)(iv)
Agent	7.13(a)
Agreement	Preamble
Amended Subsidiary Governing Documents	7.7(b)
Amendment and Termination Agreement	7.17(c)
Antitrust Approvals	9.1(d)
Antitrust Laws	7.4(b)
Applicable Financial Statement Requirements	7.28(f)
Assigned IP	7.30(a)
Assumed RSU	7.21(a)
ATA Closing Date	4.13(a)(i)
Balance Sheet Date	3.7(a)
Bank Financing	7.13(a)
Books and Records	3.22
Buyer	Preamble

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APPENDIX A

Term	Section
Capital Contribution Agreement	7.13(d)
Capped Micron Losses	10.3(d)
Capped Sellers Losses	10.3(e)
Catch-Up Right	7.26
CEO	3.24(c)
Certified Amount	10.2(a)(viii)
Claim Notice	10.5(a)
Clawback	7.22(b)
Closing	2.3(a)
Closing Date	2.3(a)
Company	Preamble
Company Deposit Amount	7.13(b)
Company In Licenses	3.16(j)
Company Insurance Policies	3.25
Company Insurance Policy	3.25
Company IP Licenses	3.16(k)
Company Key Employee Agreements	3.24(c)
Company Out Licenses	3.16(k)
Company Permits	3.20(b)
Company Registered Intellectual Property	3.16(f)
Company Released Claims	7.10(d)
Company Released Parties	7.10(d)
Company Releasor Parties	7.10(d)
Company-Related Permits	4.3
Contingent Worker	3.24(b)
Contributed Registered Intellectual Property	3.16(f)
Contribution Agreement	7.13(d)
Credit Agreement	7.13(a)
Credit Agreement Counterparties	7.13(a)
Current Balance Sheet	3.7(a)
Customer Licenses	3.16(k)
D&O Indemnified Party	7.10(a)
DBS Master Agreement	Recitals
Director Removal Document	7.8
Director Resignation Letter	7.8
Director Termination Documents	7.8

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APPENDIX A

Term	Section
Disclosure Letter	Article III
Disposition Event	2.9(e)
Distributed Assets	2.9(b)
Documented Intel Continuing Services	7.15(a)(i)
Documented ST Continuing Services	7.15(b)(ii)
Documented ST Reverse Continuing Services	7.14(b)
Documented ST Transition Services	7.15(b)(iv)
Employing Organization	3.24(b)
Existing D&O Policy	7.10(a)
Existing ST Services Contract	7.15(b)(i)
Expiration Date	2.9(c)
Export Approvals	3.26(a)
Final Allocation	2.2(a)
Financial Statements	3.7(a)
Financing Due Diligence Materials	7.27(a)
FP Parent Fund Guarantee	Recitals
FP Parent Fund Guarantees	Recitals
FP Sellers	Preamble
Framework Agreement	Recitals
Governmental Incentive	3.32
HDB	7.17(b)
HSR Act	3.6
ILA Consent	7.29(a)
Immaterial In Licenses	3.16(j)
Indemnifiable Clawback Amount	7.22(b)
Indemnifiable Losses	10.2(d)
Indemnifiable Taxes	10.2(a)(iv)
Individual Seller Losses	10.3(g)
Industrial Plan Agreement	Recitals
Intel	Preamble
Intel Continuing Facility Services	7.15(a)(i)
Intel Continuing Services Contracts	7.15(a)(i)
Intel Originally Contributed Asset	4.13(a)(i)
Intel Request Period	7.15(a)(iii)
Intel Sellers	Preamble
Intel Transition Services	7.15(a)(iii)

4917039.19

APPENDIX A

Term	Section
Intel Transition Services Contract	7.15(a)(i)
Interim Financial Statements	3.7(a)
Investment Center Consent	7.29(a)
Israeli Consents	7.29(a)
Issuing Bank	7.13(a)
ITA	Preamble
Judgment	10.5(b)
Key Company Employee	3.17(a)(i)
Labor Agreements	3.24(k)
Lead Arrangers	7.13(a)
Lenders	7.13(a)
M6 Closing Date	7.14(a)
M6 Option Agreement	Recitals
M6 Programme Agreement	7.22(a)
Managing Board	7.7
Managing Board Resolutions	7.7(d)
Micron	Preamble
Micron Basket Amount	10.3(b)
Micron Cap	10.3(d)
Micron Deposit Amount	7.13(c)
Micron SEC Documents	5.7(a)
Micron’s Environmental Assessments	10.8(a)
Micron’s Environmental Consultants	10.8(a)
Net Available Cash Certificate	9.2(j)
New Directors	7.7(c)
New Intel Continuing Services Contract	7.15(a)(i)
New ST Continuing/Reverse Services Contract	7.15(b)(iii)
Non-Seller Liens	7.24(b)
Non-Solicit Period	7.12(a)
Note Agreement	7.14(b)
Objection Deadline	10.5(a)
Objection Notice	10.5(a)
Option Real Property	3.12(a)
Ordinary Course Related Party Accounts	7.25
Owned Real Property	3.12(a)
Parties	Preamble

4917039.19

APPENDIX A

Term	Section
Party	Preamble
Pay-off Letter	9.2(h)
Permits	3.20(b)
PK	Preamble
Possessing Party	7.1(b)
Pre-Closing Date	2.3(a)
Pre-Formation Financial Statements	7.28(c)
Pre-Formation Tax Period	7.9(b)(i)
Pre-Formation Taxes	7.9(b)(i)
Prior Confidentiality Agreement	7.11(d)
Prior Quarterly Financial Statements	7.28(b)
Purchase Price Cap	10.3(f)(i)
Purchased Shares	2.9(d)(i)
Quarterly Financial Statements	7.28(b)
R2 Consortium Agreement	Recitals
Real Property Environmental Documentation	10.8(a)
Receiving Party	7.1(b)
Redwood	Preamble
Reference Property	2.9(e)
Related Party Accounts	7.25
Related Party Accounts Payable	7.25
Related Party Accounts Receivable	7.25
Released Claims	7.10(c)
Released Parties	7.10(c)
Releasor Parties	7.10(c)
Required Financial Information	7.27
Required Financial Statements	7.28(f)
Resolved Claims	10.5(b)
Seller	Preamble
Seller Basket Amount	10.3(a)
Seller Cap	10.3(e)
Seller Disclosure Letter	Article IV
Seller Liens	7.24(a)
Sellers	Preamble
Settled Claims	10.5(b)
Settlement Memorandum	10.5(b)

4917039.19

APPENDIX A

Term	Section
Share Indemnity Value	10.6(a)
Share Purchase	Recitals
Shareholder Resolutions	7.7(d)
Shares	Recitals
Singapore Copper Fab Lease	7.17(a)
Singapore Lease	7.17(b)
Singapore Real Property	7.17(b)
Special Micron Representations	10.3(b)
Special Seller Representations	10.3(a)
Specified Contracts	3.17
ST	Preamble
ST Originally Contributed Asset	4.13(b)(i)
ST Services Providing Party	7.15(b)(iii)
ST Services Receiving Party	7.15(b)(iii)
ST Request Period	7.15(b)(iv)
Statement of Expenses	7.3
Subsidiary Resolutions	7.7(d)
Supervisory Board	7.7(a)
Supervisory Board Resolutions	7.7(d)
Tax Agreement	3.11(h)
Tax Assistance Agreement	3.24(o)(ii)
Tax Matters Notice	7.9(i)(i)
Tax Matter	7.9(i)(i)
Transaction Expenses	7.3
Unobjected Claim	10.5(a)
Voting Debt	3.2(f)
Waiver	7.28(c)
Withheld Information	10.8(a)

4917039.19